ANNUAL REPORT 2013



This document has been translated into English for the convenience of the readers.
In the event of discrepancy, the italian language version prevails.

Contents

The Telecom Italia Group

The Business Units

DOMESTIC

The **Domestic Business Unit** operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC
- Consumer
- Business
- National Wholesale
- Other (Support Structures)

INTERNATIONAL WHOLESALE
Telecom Italia Sparkle group
- Telecom Italia Sparkle S.p.A.
- Lan Med Nautilus group

BRAZIL

The **Brazil Business Unit (Tim Brasil group)** offers services using UMTS and GSM technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A.
- Tim Participações S.A.
  - Intelig Telecomunicações Ltda
  - Tim Celular S.A.

MEDIA

Media operates in the management of analog and digital broadcasting networks and accessory services of television broadcasting platforms.

Telecom Italia Media S.p.A.
- TI Media Broadcasting S.r.l. (network operator)

OLIVETTI

Olivetti operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. The reference market is focused mainly in Europe, Asia and South America.

Olivetti S.p.A.
- Advalso S.p.A.
- Olivetti I-Jet S.p.A.
- European Affiliates

Board of Directors

Chairman	Aldo Minucci
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Lucia Calvosa (independent)
	Massimo Egidi (independent)
	Jean Paul Fitoussi (independent)
	Gabriele Galateri di Genola
	Gaetano Micciché
	Renato Pagliaro
	Mauro Sentinelli (independent)
	Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
	Gianluca Ponzellini
	Salvatore Spiniello
	Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
	Vittorio Mariani
	Franco Patti
	Fabrizio Riccardo Di Giusto

Annual Report 2013

The Board of Directors and the Board of Statutory Auditors
of Telecom Italia S.p.A.

3

Letter to the Shareholders

Shareholders,

2013 was a momentous year for the Group, in which key decisions were taken to steer a new course for the future. The turning point came in November when the new industrial plan was unveiled, announcing strategic investments in next-generation networks in both Italy and Brazil and plans to strengthen the Group's capital structure by over two billion euros. These measures have significantly accelerated the pace of change, aimed at keeping our Company abreast of technological progress and transformations in demand for services. Alongside the industrial revival of the Group, the spotlight continues to be focused on financial discipline and cost containment, which have been given fresh drive through the earmarking of assets for transformation and the continued rationalization of non-core assets.

In 2013 we introduced a new approach and outlook towards the future. Although an important focus will remain on reducing debt, the new industrial plan changes tack, shifting the emphasis on growth and development – conditions of paramount importance for fortifying the performance of our domestic business and expanding our Brazilian market.

In 2013 the performance of our shares posted a strong turnaround, breaking the persistent decline of recent years, which risked suffocating the Group's prospects for growth. From the start of the year until August 2nd, when half-yearly figures were announced, Telecom Italia ordinary shares and savings shares recorded a drop of 30 percent and 36 percent respectively, in contrast to the European industry index (DJ Stoxx TLC), which rose by 8.7 percent, and the Italian FTSE MIB stock market index, which dipped slightly by 1 percent. From that date, however, Telecom Italia stocks bounced back, rising by 47 percent and 46 percent respectively and outperforming both the DJ Stoxx TLC Index, which rose by 18.7 percent and the FTSE MIB, which rose by 13 percent. This new and positive course was also driven by a renewed interest from the investors for consolidation moves in the sector, by the announcement of the new industrial plan, and by the progressively stronger performance of our domestic business.

The operating landscape was overshadowed by yet another contraction in Italian gross domestic product, driven by persistently negative jobs growth and weak incomes, reflecting a particular weariness in the country as it struggles to recover from six years of almost uninterrupted recession. The Brazilian economy instead continued to grow, albeit at a less sprightly pace.

Regulatory issues came to the fore in 2013. The negative impact of changes to regulated prices on revenues and margins exceeded expectations, as mobile termination rates continued to suffer steep cuts (from 2.5 euro cents per minute in 2012 to 0.98 euro cents per minute in 2013). Moreover, in clear contrast with European Commission guidelines , cuts were unexpectedly and controversially introduced to local loop unbundling charges. The overall impact of regulatory measures on Telecom Italia revenues amounted to 475 million euros.

Despite the persistently negative domestic macroeconomic environment, performance figures were in line with the revised earnings targets released in August, after the unexpected regulatory measures were announced. At Group level, lower revenues were posted in 2013, resulting in a consequent drop in EBITDA, almost entirely due to the weakness of the domestic market. Although strong growth was recorded in South America, it was not sufficient to offset the negative performance of Italian operations, which were penalized primarily by aggressive price competition in the mobile services segment and regulatory measures. With no further cuts made to regulated prices and the cyclical stabilization of retail prices for mobile services, the fourth quarter of 2013 saw an improvement in our domestic business which is expected to continue into 2014. Our ability to react firmly and decisively, taking action against the steepest competition ever seen on the mobile telephony market in Italy, enabled us to return to lead the sector in terms of revenues in the last quarter of the year, a position we had lost in 2010. In the fixed-line telephony market, convergent deals have made voice services attractive once again, without excessively eroding the good performance of ARPU from broadband services.

New investments in next-generation networks in Italy will inject over 3.4 billion euros into fixed networks, mobile networks and cloud computing platforms over the next three years. Their purpose is to stem the downward spiral which telecoms operators have been drawn into, where, despite growing traffic volumes, the value associated with the services they provide has dwindled. The new investments are designed to break that trend and open up room for new products and services of greater value for which customers are willing to pay a premium. The commitment to bring those infrastructure investments to term will be matched by efforts to boost innovation and demand for new digital services, spearheaded by programs to set-up and provide financial and management support to new digital start-ups – a mission our Group champions through initiatives such as the Working Capital project, post-graduate funding for doctoral and master programs, and major applied research projects carried out within Telecom Italia's facilities. The prospect is a win-win game for all, with benefits spilling out not only to Telecom Italia, but to the entire ecosystem that revolves around the industry.

, While our Company is significantly increasing innovative investments, the negative macroeconomic backdrop is expected to come to an end .The Italian economy is forecasted to grow cumulatively over the next three years by approximately three percentage points. The aim, therefore, is to set a virtuous circle in motion in which economic recovery triggers network infrastructure investments, and network infrastructure, in turn, boosts the competitiveness of the economy, generating fresh stimulus for growth.

The decision to review dividend policy for 2014 should be seen as a complement to the decision to sell our Telecom Argentina investments and the issue of a mandatory convertible bond. Together, the moves will raise the funds needed to bring our new industrial plan to term without resorting to further leverage, enabling us to stay on target to meet our debt reduction goals. The outsourcing of transmission towers and investment in Telecom Italia Media's broadcasting infrastructure business will generate in 2014 the extra cash flow needed to give the Group the financial flexibility to create new jobs and begin hiring again after several years of austerity in human resources management.

The downgrading of Telecom Italia's debt rating to sub-investment level by Moody's and Standard & Poor's in October and November had no material impact on our ability to refinance, which allows to maintain our ample liquidity margin.

Our Brazilian operations today account for 30 percent of consolidated revenues. The slowdown in the Brazilian economy has not stopped Tim Brasil from achieving growth targets and strengthening its position on the market, especially in view of forthcoming major international sporting events to be hosted by Brazil in the next three years. For Telecom Italia Group, Brazil is a key strategic piece of our industrial plan and a source of opportunities for growth. Our aim is to step up our penetration of the market through an investment drive enabling us to expand and boost our networks.

Governance at Telecom Italia has come under a critical spotlight in recent months.

The issues that emerged and the suggestions and opinions gathered have been brought together into a proposal to overhaul and reform internal governance rules and arrangements, an overview of which has been presented by Board of Directors in view of the forthcoming election of a new board. It will be the task of the shareholders, first of all, and then the new Board of Directors, to implement those principles. But the guidelines are already clear: we can not just think in generic terms of "best practice" but – more tangibly – we need to establish a two-way channel of communication for the inclusive and long-term engagement of stakeholders.

The importance of the Group for the telecommunications industry and for the country itself means that the debate will undoubtedly continue. It is Telecom Italia's wish that it should be constructive and in it we will champion one interest alone: working towards an industrial plan that is ambitious, but within our reach. The efforts of all the people at Telecom Italia will be focused on that goal.

Telecom Italia has closed the year empowered by new ideas, new investments, its capacity to innovate, a new industrial plan that is sound and sustainable, and a new operating strategy for growth focused on Italy and Brazil. There can be no doubt that 2013 should be remembered as a year of transition towards a new paradigm for Telecom Italia.

Marco Patuano



Report
on Operations



Key Operating and Financial Data - Telecom Italia Group

Consolidated Operating and Financial Data(*)

(millions of euros)		2013	2012	2011	2010	2009
Revenues		23,407	25,759	26,772	26,781	26,894
EBITDA	(1)	9,540	10,525	11,138	11,208	11,115
EBIT before goodwill impairment loss	(1)	4,905	5,830	6,174	5,794	5,499
Goodwill impairment loss		(2,187)	(4,121)	(7,364)	(46)	(6)
EBIT	(1)	2,718	1,709	(1,190)	5,748	5,493
Profit (loss) before tax from continuing operations		532	(293)	(3,253)	3,765	3,339
Profit (loss) from continuing operations		(579)	(1,379)	(4,676)	3,250	2,218
Profit (loss) from Discontinued operations/Non-current assets held for sale		341	102	310	322	(622)
Profit (loss) for the year		(238)	(1,277)	(4,366)	3,572	1,596
Profit (loss) for the year attributable to owners of the Parent		(674)	(1,627)	(4,811)	3,118	1,581
Normalized profit (loss) for the year attributable to owners of the Parent		1,636	2,320	2,448	2,596	2,203
Capital expenditures		4,400	4,639	5,556	4,398	4,543

Consolidated Financial Position Data(*)

(millions of euros)		12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009
Total Assets		70,220	77,596	83,939	89,072	86,267
Total Equity		20,186	23,012	26,694	32,555	27,120
- attributable to owners of the Parent		17,061	19,378	22,790	28,819	25,952
- attributable to non-controlling interests		3,125	3,634	3,904	3,736	1,168
Total Liabilities		50,034	54,584	57,245	56,517	59,147
Total Equity and Liabilities		70,220	77,596	83,939	89,072	86,267
Share capital		10,604	10,604	10,604	10,600	10,585
Net financial debt carrying amount	(1)	27,942	29,053	30,819	32,087	34,747
Adjusted net financial debt	(1)	26,807	28,274	30,414	31,468	33,949
Adjusted net invested capital	(2)	46,993	51,286	57,108	64,023	61,069
Debt Ratio (Adjusted net financial debt/Adjusted net invested capital)		57.0%	55.1%	53.3%	49.2%	55.6%

Consolidated Profit Ratios(*)

		2013	2012	2011	2010	2009
EBITDA/Revenues	(1)	40.8%	40.9%	41.6%	41.9%	41.3%
EBIT/Revenues (ROS)	(1)	11.6%	6.6%	n.s.	21.5%	20.4%
Adjusted Net Financial Debt/EBITDA	(1)	2.8	2.7	2.7	2.8	3.1

(1) Details are provided under "Alternative Performance Measures".
(2) Adjusted net invested capital = Total equity + Adjusted net financial debt.
(*) On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora - Telecom Argentina group. As a result, pursuant to IFRS 5 (Non-current assets held for sale and discontinued operations) the Argentina Business Unit was classified under Discontinued operations – Assets held for sale.

Headcount, number in the Group at year-end [1]

(number)	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	65,623	66,381	67,804	68,550	71,384
Headcount relating to Discontinued operations/Non-current assets held for sale	16,575	16,803	16,350	15,650	2,205

Headcount, average number in the Group[1]

(equivalent number)	2013	2012	2011	2010	2009
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	59,527	62,758	63,137	66,439	69,964
Headcount relating to Discontinued operations/Non-current assets held for sale	15,815	15,806	15,232	3,711	2,168

Financial performance measures

Telecom Italia S.p.A.

(euro)		2013	2012	2011
Share prices (December average)				
- Ordinary		0.69	0.70	0.83
- Savings		0.55	0.62	0.69
Dividends per share	(2)			
- Ordinary		–	0.020	0.043
- Savings		0.0275	0.031	0.054
Pay Out Ratio	(2) (*)	13%	24%	53%
Market to Book Value	(**)	0.76	0.74	0.74
Dividend Yield (based on December average)	(2) (***)			
- Ordinary		–	2.86%	5.21%
- Savings		5.03%	5.03%	7.79%

Telecom Italia Group

(euro)	2013	2012	2011
Basic earnings per share – ordinary shares	(0.03)	(0.08)	(0.25)
Basic earnings per share – savings shares	(0.03)	(0.08)	(0.25)

(1)   Includes employees with temp work contracts.

(2)   For the year 2013, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders' meeting held on April 16, 2014. For all periods, the reference index was assumed to be the Parent's Normalized Earnings, calculated by excluding Non-recurring items (as detailed in the Note "Significant non-recurring events and transactions" in the separate financial statements of Telecom Italia S.p.A. at December 31, 2013).

(*)   Dividends paid in the following year/Profit for the year.

(**) Capitalization/Equity of Telecom Italia S.p.A.

(***) Dividends per share/Share prices.

Highlights 2013

The year 2013 continued to be affected by the fragility of the domestic economic framework and by a reduction in economic growth in Latin American countries.

Along with the unfavorable economic scenario, in Italy the competitive scenario worsened (with sharp pressure on prices), particularly in the Mobile Consumer market, which showed initial signs of cooling off only in the final period. In that period, also to defend its customer base, the Company positioned itself on the market with highly competitive deals, investing a portion of profits to clear the way for defense and net acquisition of customers, also using innovative convergent fixed-mobile deals. Results were also affected by the adverse impact of several regulatory trends and factors, specifically rates for wholesale access to the network.

In Brazil economic growth was modest and the exchange rate depreciated by more than 10% compared to 2012. In a scenario of greater competition pressure, the mobile customers market experienced a slow down compared to the previous year. However this did not affect the growth of the Brazilian subsidiary, which also met its efficiency targets.

As regards Argentina, on November 13, 2013 the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group (Argentina Business Unit). As a result, with effect from these financial statements, the Business Unit has been classified under Discontinued operations/Non-current assets held for sale.

Although overall conditions continue to be challenging, the Telecom Italia Group expects a gradual easing of competition pressure in the domestic market, particularly on prices in the Mobile market, as well as a more stable regulatory environment. The Group is also implementing significant actions, including long-term actions, to increase operating efficiency and safeguard the deleverage objective, without, however, impacting the level of innovative capital expenditure, both in the fixed and mobile markets. This will also be achieved by developing an industrial plan which, as a result of careful selection of investment projects and structural actions on the Group's organization, will lead the Group towards greater economic-financial stability.

Specifically, for the year 2013:

- Consolidated Revenues came to 23.4 billion euros, down 5.2% on the previous year in organic terms (-9.1% in reported terms), while EBITDA at 9.5 billion euros fell by 7.6% in organic terms (-9.4% in reported terms).

- In organic terms, Operating Profit (EBIT) decreased by 13.3% compared to 2012. In reported terms, EBIT for 2013 came to 2.7 billion euros also as a result of the goodwill impairment loss allocated to Core Domestic totaling 2.2 billion euros. Reported EBIT for the year 2012 amounted to 1.7 billion euros and included a goodwill impairment loss totaling 4.1 billion euros.

- Profit (loss) for the year attributable to owners of the Parent showed a loss of 0.7 billion euros. Excluding the impact of the aforementioned goodwill impairment loss, profit for the year 2013 would have been 1.5 billion euros (profit of 2.5 billion euros for the year 2012).

- Adjusted net financial debt came to 26.8 billion euros at the end of 2013, down 1.5 billion euros compared to the end of 2012 and with a decrease of 1.4 billion euros in the third quarter of 2013 alone.

Financial Highlights

(millions of euros)	2013	2012	% Change Reported	Organic
Revenues	23,407	25,759	(9.1)	(5.2)
EBITDA ⁽¹⁾	9,540	10,525	(9.4)	(7.6)
EBITDA Margin	*40.8%*	*40.9%*	*(0.1)pp*	
Organic EBITDA Margin	*41.6%*	*42.7%*	*(1.1)pp*	
EBIT before goodwill impairment loss	4,905	5,830	(15.9)	
Goodwill impairment loss	*(2,187)*	*(4,121)*	*46.9*	
EBIT ⁽¹⁾	2,718	1,709	59.0	(13.3)
EBIT Margin	*11.6%*	*6.6%*	*5.0pp*	
Organic EBIT Margin	*22.2%*	*24.3%*	*(2.1)pp*	
Profit (loss) from Discontinued operations/Non-current assets held for sale	341	102	-	
Profit (loss) for the year attributable to owners of the Parent	(674)	(1,627)	58.6	
Normalized profit (loss) for the year attributable to owners of the Parent	1,636	2,320	(29.5)	
Capital expenditures (CAPEX)	4,400	4,639	(5.2)	
	12/31/2013	12/31/2012	Change Amount	
Adjusted net financial debt ⁽¹⁾	26,807	28,274	(1,467)	

1) Details are provided under "Alternative Performance Measures".

Review of Operating and Financial Performance - Telecom Italia Group

Revenues

Revenues for 2013 amounted to 23,407 million euros, down 9.1% compared to 2012 (25,759 million euros). The decrease of 2,352 million euros was essentially attributable to the Domestic Business Unit (-1,709 million euros) and the Brazil Business Unit (-532 million euros). The Brazil Business Unit was particularly affected by weak exchange rates, which resulted in a depreciation of the Brazilian real against the euro of over 10% compared to 2012 (in terms of average rates).

In terms of organic change, consolidated revenues fell by 5.2% (-1,297 million euros), and were calculated excluding:

● the effect of the change in exchange rates,[1] totaling -945 million euros, essentially relating to the Brazil Business Unit (-935 million euros);

● the effect of the change in the scope of consolidation (-100 million euros) resulting from the sale of the company Matrix S.p.A. (Other Operations) on October 31, 2012, of La7 S.r.l. (Media) on April 30, 2013, and of its wholly-owned subsidiary MTV Italia S.r.l. with its wholly-owned subsidiary MTV Pubblicità S.r.l. (Media), on September 12, 2013;

● a reduction in revenues in the year 2013 of 32 million euros due to conciliations and settlement agreements with customers and other operators. In 2012 there was a similar reduction in revenues by an amount of 22 million euros.

The breakdown of revenues by operating segment is the following:

(millions of euros)	2013	% of total	2012	% of total	Change amount	%	% organic
Domestic	16,175	69.1	17,884	69.4	(1,709)	(9.6)	(9.4)
Core Domestic	*15,269*	*65.2*	*16,933*	*65.7*	*(1,664)*	*(9.8)*	*(9.8)*
International Wholesale	*1,263*	*5.4*	*1,393*	*5.4*	*(130)*	*(9.3)*	*(8.7)*
Brazil	6,945	29.7	7,477	29.0	(532)	(7.1)	6.2
Media, Olivetti and Other Operations	389	1.7	564	2.2	(175)		
Adjustments and eliminations	*(102)*	*(0.5)*	*(166)*	*(0.6)*	*64*		
Consolidated Total	**23,407**	**100.0**	**25,759**	**100.0**	**(2,352)**	**(9.1)**	**(5.2)**

The breakdown of revenues by operating segment is the following:

The **Domestic Business Unit** (divided into Core Domestic and International Wholesale) posted a decline of 1,690 million euros (-9.4%) in organic revenues in 2013, compared to 2012.

In addition to the worsening of the macroeconomic scenario and heightening of competition, particularly for Mobile services, this performance was impacted by several significant regulatory factors, such as the entry into force of the new mobile termination rates (MTR), which, from July 2013, entail an additional 61% reduction to 0.98 euro cents from the 2.5 euro cents in force in the same period of the previous year. This impact, added to the decrease in the first half of 2013 (1.5 euro cents compared to 5.3 euro cents in the same period of 2012), generated a negative impact on the income statement of -364 million euros (-429 million euros just on Mobile revenues). Furthermore, the AGCom decisions on copper network access rates resulted in an additional negative impact of 111 million euros compared to 2012.

---

(1) The average exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 2.86830 in the year 2013 and 2.50953 in the year 2012. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

In 2013, Telecom Italia applied – with retroactive effect as of January 1, 2013 – the values contained in the final measures on rates for 2013 relating to wholesale access rates for the copper network (Local Loop Unbundling, naked bitstream, shared bitstream). Telecom Italia, moreover, believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and lodged an appeal with the competent legal forums.

Without the reduction for the new mobile termination rates (MTRs) and the above-mentioned change in the rates for wholesale access to the copper network, the performance for the year 2013 would have been -6.8% compared to 2012.

In detail:

● Organic revenues from services amounted to 15,409 million euros, down 9.8% compared to 2012. In particular, revenues from services in the Mobile business came to 5,139 million euros, a decrease of 1,008 million euros compared to the year 2012 (-16.4%). Revenues from Fixed-line services amounted to 11,526 million euros and were down by 938 million euros compared to 2012 (-7.5%);

● Product sales recorded revenues of 798 million euros, essentially in line with 2012 (-9 million euros) but with a different mix: growth in sales of smartphones and tablets supporting the development and spread of Mobile Internet; and a contraction in Fixed-line products (corded phones, routers, equipment etc.), also as a result of a more selective commercial strategy to defend the profit base.

With regard to the **Brazil Business Unit**, revenues increased by 6.2% in 2013 (in organic terms) compared to the prior year. Revenues from services continued their positive trend (+1.7% compared to 2012), driven by the growth of the customer base (reaching approximately 73.4 million lines at December 31, 2013, up 4.3% compared to the end of 2012). Handset revenues also showed a positive trend (+37.4% compared to 2012).

A more detailed analysis of revenue performance by individual Business Unit is provided in the section "Financial and Operating Highlights - The Business Units of the Telecom Italia Group".

EBITDA

EBITDA came to 9,540 million euros, down 985 million euros compared to 2012 (-9.4%), with an EBITDA margin of 40.8% (40.9% in 2012). In organic terms, EBITDA fell by 804 million euros (-7.6%) compared to the previous year and the EBITDA margin was down by 1.1 percentage points, from 42.7% for 2012 to 41.6% for 2013.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	2013	% of total	2012	% of total	Change amount	%	% organic
Domestic	7,746	81.2	8,676	82.4	(930)	(10.7)	(9.8)
EBITDA Margin	47.9		48.5			(0.6)pp	(0.2)pp
Brazil	1,812	19.0	1,996	19.0	(184)	(9.2)	2.7
EBITDA Margin	26.1		26.7			(0.6)pp	(0.9)pp
Media, Olivetti and Other Operations	(21)	(0.2)	(139)	(1.3)	118		
Adjustments and eliminations	3	–	(8)	(0.1)	11		
Consolidated Total	**9,540**	**100.0**	**10,525**	**100.0**	**(985)**	**(9.4)**	**(7.6)**
EBITDA Margin	*40.8*		40.9			(0.1)pp	(1.1)pp

EBITDA was particularly impacted by the change in the line items analyzed below:
- **Acquisition of goods and services (10,377 million euros; 11,289 million euros in 2012).** The reduction of 912 million euros was mainly due to the Domestic Business Unit, which posted a decrease of 560 million euros compared to 2012, mainly attributable to the decline in revenues due to other TLC operators, and Brazil Business Unit (-245 million euros, including a negative exchange rate effect of 564 million euros).
- **Employee benefits expenses (3,087 million euros; 3,333 million euros in 2012).**
These decreased by 246 million euros attributable solely to employee benefits expenses in Italy, primarily due to the reduction in ordinary employee expenses and costs of 257 million euros, as a consequence of the decrease in the average salaried workforce by 3,092 employees compared to 2012 (of which an average of -851 employees, deriving from the application of the "Solidarity Contracts" by the Parent, from T.I. Information Technology and Olivetti S.p.A.), as well as the exit from the scope of consolidation of the companies Matrix, La7, MTV Italia and MTV Pubblicità (with a reduction of 714 people on average). This decrease was offset by higher restructuring expenses for a total of 11 million euros. In 2013 these expenses totaled 19 million euros (8 million euros in 2012) related to the framework agreement signed by the Parent Telecom Italia S.p.A. with trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with trade unions on December 5, 2013. Specifically, they consisted of 15 million euros pertaining to the Parent, 2 million euros to TI Information Technology, 1 million euros to Telecom Italia Sparkle and 1 million euros to the company Advanced Caring Center.
Employee benefits expenses in our foreign businesses were unchanged compared to 2012; the effect of the growth in the average workforce, which rose to 575 employees, and local salary variations were offset by a negative exchange difference of around 43 million euros, offsetting, essentially due to the Brazil Business Unit.
- **Other operating expenses (1,318 million euros; 1,474 million euros in 2012).**
These fell by 156 million euros compared to 2012.
This decrease was mainly attributable to the Brazil Business Unit (-87 million euros, including a negative exchange rate effect in 90 million euros) and the Domestic Business Unit (-37 million euros, including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Antitrust Authority - AGCM - which has been challenged by Telecom Italia, relating to the A428 proceedings).
In detail:
– write-downs and expenses in connection with credit management (380 million euros; 501 million euros in 2012) mainly consisting of 286 million euros for the Domestic Business Unit (370

million euros in 2012) and 84 million euros for the Brazil Business Unit (100 million euros in 2012);
- provision charges (100 million euros; 197 million euros in 2012) mainly consisting of 81 million euros for the Brazil Business Unit (91 million euros in 2012) and 13 million euros for the Domestic Business Unit (92 million euros in 2012);
- telecommunications operating fees and charges (482 million euros; 548 million euros in 2012) mainly consisting of 424 million euros for the Brazil Business Unit (487 million euros in 2012) and 57 million euros for the Domestic Business Unit (59 million euros in 2012);
- sundry expenses, amounting to 134 million euros (55 million euros in the 2012) mainly related to the Domestic Business Unit and included 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the Italian Antitrust Authority (AGCM), on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

Depreciation and amortization
Details are as follows:

(millions of euros)	2013	2012	Change
Amortization of intangible assets with a finite useful life	2,012	1,900	112
Depreciation of property, plant and equipment – owned and leased	2,541	2,789	(248)
Total	4,553	4,689	(136)

The decrease in depreciation and amortization was mainly due to:
- the Brazil Business Unit (-74 million euros, already including a negative exchange difference of 128 million euros); net of the effect of the change in amortization of the Brazil Business Unit they would have increased by 54 million euros;
- the Domestic Business Unit (-19 million euros) as a result of the decrease in depreciation of property, plant and equipment, which was offset by the increase in amortization of intangible assets, primarily due to the entry into force from January 1, 2013 of the user rights on the LTE frequencies (+67 million euros);
- the exit from the scope of consolidation of the companies Matrix S.p.A. (Other Operations), La7 S.r.l. and MTV Italia S.r.l. (with its wholly-owned subsidiary 100% MTV Pubblicità S.r.l.) (Media), with an impact of around -44 million euros.

Gains (losses) on disposals of non-current assets
This item showed a loss 82 million euros and consisted of the net balance of the following impacts:
- the realized loss, including incidental costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013, after authorization for the sale was received, as required by law. The overall impact of the sale, comprising the performance of La7 S.r.l. up until the transaction date, was approximately -125 million euros for 2013, inclusive of non-controlling interests. This amount included the post closing price adjustment of 4.8 million euros, paid to Telecom Italia Media by the Cairo Communication group on October 25, 2013;
- the realized gain of 3 million euros, net of incidental costs, for the sale to Viacom International Media Networks (VIMN) of the entire controlling interest (51%) held in MTV Italia S.r.l., which took place on September 12, 2013;
- the net capital gains on the sale of other non-current assets totaling 15 million euros, mainly relating to the sale of a property by the Brazilian companies Telecom Italia Latam Participações and Gestão Administrativa Ltda for an amount of 48 million Brazilian reais (around 17 million euros).
In 2012 this item was positive at 52 million euros and essentially related to the gain in connection with the completion of the sale of Matrix on October 31, 2012, totaling 49 million euros, net of incidental costs.

Impairment reversals (losses) on non-current assets

Impairment reversals (losses) on non-current assets amounted to 2,187 million euros and related to the impairment loss on the goodwill allocated to Core Domestic Cash Generating Unit, within the Domestic Business Unit.

In particular, in the first half of 2013, the Group tested Goodwill for impairment. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group's specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to the management's expectations of the forecast impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates.

The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the Industrial Plan. This process did not identify additional impairment losses compared to the 2,187 million euros already recognized in the first half of 2013.

In 2012 this item amounted to 4,179 million euros and essentially related to the goodwill impairment loss allocated to the Core Domestic Cash Generating Unit within the Domestic Business Unit (4,016 million euros) and the overall impairment loss on non-current assets and goodwill (157 million euros) within the Media Business Unit.

Further details are provided in the Note "Goodwill" in the consolidated financial statements at December 31, 2013 of the Telecom Italia Group.

EBIT

EBIT amounted to 2,718 million euros (1,709 million euros in 2012) and was impacted by the above-mentioned goodwill impairment loss of 2,187 million euros on the Domestic business.

Organic EBIT came to 5,208 million euros, down 796 million euros (-13.3%) compared to 2012, with an EBIT margin of 22.2% (24.3% in 2012).

Finance income (expenses), net

Finance income (expenses) shows net expenses of 2,183 million euros (net expenses of 1,998 million euros in 2012), an increase of 185 million euros.

This increase was linked to the net effect resulting, on the one hand, from the change in certain non-monetary items, of a valuation and accounting nature, linked in particular to hedge accounting, which was offset by the reduction in finance expenses related to the debt position, as a result of the reduction in net financial debt.

In particular, the following is noted:

● the reduction in expenses related to the debt position as a result of the decrease in debt;

● an increase in the balance of finance expenses linked to the trend in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation (unrealized accounting changes which do not result in any actual monetary settlement) which were offset by the positive effect, of approximately 25 million euros, resulting from the adoption of IFRS 13 starting from the first half of 2013. As this standard requires the reflection of the risk of breach by Telecom Italia and its bank counterparts, its introduction generated a positive effect on the Group, as the debt positions in the derivatives portfolio, which are higher than the credit positions, are reduced in order to reflect this risk.

● the issuance by Telecom Italia Finance S.A. of the mandatory convertible bond for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."), resulted in the recognition of the option embedded in the financial instrument, to separate it from its liability component. At the end of 2013, the measurement of the option at fair value through profit or loss resulted in a negative impact on adjustments to non-hedging derivatives of 124 million euros;

● starting from January 1, 2013, finance expenses incurred through the acquisition, by the Domestic Business Unit, of user licenses to LTE mobile frequencies were no longer capitalized as the assets to which they refer came into use during the period.

Income tax expense

The item totaled 1,111 million euros and was up 25 million euros compared to 2012 (1,086 million euros). In 2012 the item benefited from the recognition of credits of 319 million euros relating to previous years for the IRES tax refund relating to the IRAP tax calculated on labor costs (Decree Law 16/2012). Net of this effect, the tax expenses for the year 2013 would have been lower than the previous year by 294 million euros mainly due to the lower tax base of the Parent Telecom Italia and, to a lesser extent, of the Brazil Business Unit, whose effects were amplified by a negative exchange difference of around 37 million euros.

Profit (loss) from Discontinued operations/Non-current assets held for sale

On November 13, 2013, the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group (Argentina Business Unit). As a result, with effect from these financial statements, the Business Unit has been classified under Discontinued operations/Non-current assets held for sale.

For 2013 the item showed a profit of 341 million euros (profit of 102 million euros in 2012) and consisted of:

● the positive contribution to the consolidation by the Sofora - Telecom Argentina group of 378 million euros (positive contribution of 99 million euros in 2012 reflecting the total loss of 253 million euros for the complete impairment of the goodwill and for the partial impairment of the Customer relationships, recognized by Telecom Italia Group upon acquisition of control);

● sundry expenses and deferred tax liabilities relating to the disposal (18 million euros);

● net expenses relating to disposals made in previous years of 19 million euros (income of 2 million euros in 2012).

More details are provided in the section "Discontinued operations/Non-current assets held for sale" of this Report on Operations and in the Note "Discontinued operations/Non-current assets held for sale" in the consolidated financial statements at December 31, 2013 of the Telecom Italia Group.

Profit (loss) for the year

Profit (loss) for the year can be broken down as follows:

(millions of euros)	2013	2012
Profit (loss) for the year	**(238)**	**(1,277)**
Attributable to:		
Owners of the Parent:		
Profit (loss) from Continuing operations	(721)	(1,519)
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(108)
Profit (loss) for the year attributable to owners of the Parent	**(674)**	**(1,627)**
Non-controlling interests:		
Profit (loss) from Continuing operations	142	140
Profit (loss) from Discontinued operations/Non-current assets held for sale	294	210
Profit (loss) for the year attributable to Non-controlling interests	**436**	**350**

In 2013, the normalized profit (loss) for the year attributable to owners of the Parent, calculated net of the impact of non-recurring items – including the impairment losses on the goodwill of the Core Domestic Business Unit – and Profit (loss) from Discontinued operations/Non-current assets held for sale, came to a profit of 1,636 million euros.

In 2012, the normalized profit (loss) for the year attributable to owners of the Parent amounted to 2,320 million euros and was calculated net of the impact of non-recurring items – including the impairment losses on Goodwill and Non-Current Assets – and of the tax benefit related to the IRES tax refund for the IRAP tax calculated on labor costs, as well as the Profit (loss) from Discontinued operations/Non-current assets held for sale.

Financial and Operating Highlights - The Business Units of the Telecom Italia Group

Domestic

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	16,175	17,884	(1,709)	(9.6)	(9.4)
EBITDA	7,746	8,676	(930)	(10.7)	(9.8)
EBITDA Margin	47.9	48.5		(0.6)pp	(0.2)pp
EBIT	1,993	1,078	915	84.9	(15.9)
EBIT Margin	12.3	6.0		6.3 pp	(2.1)pp
Headcount at year-end (number)	52,695	53,224	(529)	(1.0)	

Fixed

	12/31/2013	12/31/2012	12/31/2011
Physical accesses at year-end (thousands)[1]	20,378	21,153	21,712
of which Retail physical accesses at year-end (thousands)	13,210	13,978	14,652
Domestic BU broadband accesses at year-end (thousands) [2]	8,740	8,967	9,089
of which Retail broadband accesses at year-end (thousands)	6,915	7,020	7,125
Network infrastructure in Italy:			
copper access network (millions of km – pair, distribution and connection)	114.9	114.5	112.2
access and carrier network in optical fiber (millions of km - fiber)	6.7	5.7	4.6
Total traffic:			
Minutes of traffic on fixed-line network (billions)	91.2	101.8	108.9
Domestic traffic	75.8	85.9	93.3
International traffic	15.4	15.9	15.6
DownStream and UpStream traffic volumes (PBytes)	2,533	2,202	1,937

(1) Excludes full-infrastructured OLOs and WIMAX.
(2) Excludes LLU and NAKED, satellite and full-infrastructured OLOs, and WIMAX.

Mobile [(1)]

	12/31/2013	12/31/2012	12/31/2011
Number of lines at year-end (thousands)	31,221	32,159	32,227
Change in lines (%)	(2.9)	(0.2)	3.9
Churn rate (%) [(2)]	30.4	26.6	21.9
Total average outgoing traffic per month (millions of minutes)	3,581	3,664	3,633
Total average outgoing and incoming traffic per month (millions of minutes)	5,084	4,921	4,843
Mobile browsing volumes (PBytes) [(3)]	98.1	93.1	75.9
Average monthly revenues per line (euro) [(4)]	13.1	15.5	17.4

(1) Following checks on systems that manage our Mobile Customer base, the need to update technical configuration and clarify our corporate regulations on rechargeable SIM cards extension (beyond the initial timeline following first activation of 13 or 24 months according to the offering) was felt. As announced in the Half-Year Financial Report at June 30, 2013 the Company thus set up a specific working group to verify and update the framework of rules ("Guidelines") that govern the reasons for rechargeable SIM card extensions, with specific regard to additional reasons with respect to the top-up. The working group established that the only general criterion that could result in the extension of the life of SIM cards concern sales or after-sales marketing cases, explicitly requested by the customer (free of charge or for-pay), or events resulting in charges to the cards. In application of this criterion, the Guidelines and internal procedures relating to the SIM card extensions were updated. The activities for the regularization (including deactivation) of the 470,000 SIM cards which were still active at September 30, 2013 as a result of extensions not compliant with the criteria set forth in the new Guidelines were correctly completed at December 31, 2013. The working group set up continues the monthly monitoring and regularization, according to the methods previously defined, of the additional rechargeable SIM cards subject to automatic extensions not compliance with said Guidelines.

(2) The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) National traffic excluding roaming.

(4) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

● **Core Domestic:** includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU's results, excluding intrasegment transactions. The sales market segments defined on the basis of the "customer centric" organizational model are as follows:

  – **Consumer**: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

  – **Business**: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

  – **National Wholesale**: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

  – **Other (Support Structures)**: includes:

    – **Technology & IT**: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

    – **Staff & Other**: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

● **International Wholesale**: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main financial data

Key results of the Domestic Business Unit by customer/business segment in 2013 compared to 2012 are as follows:

Core Domestic

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	15,269	16,933	(1,664)	(9.8)	(9.8)
Consumer	*8,024*	*8,835*	*(811)*	*(9.2)*	*(9.2)*
Business [(1)]	*5,211*	*5,879*	*(668)*	*(11.4)*	*(11.4)*
National Wholesale	*1,897*	*2,052*	*(155)*	*(7.6)*	*(8.2)*
Other	*137*	*167*	*(30)*	*(18.0)*	*(3.0)*
EBITDA	7,552	8,460	(908)	(10.7)	(9.9)
EBITDA Margin	*49.5*	*50.0*		*(0.5)pp*	*(0.1)pp*
EBIT	1,888	958	930	97.1	(16.1)
EBIT Margin	*12.4*	*5.7*		*6.7 pp*	*(2.1)pp*
Headcount at year end (number)	51,954	52,289	(335)	(0.6)	

(1)   Includes Top customers revenues as of January 1, 2013. Figures for the periods under comparison have been restated accordingly.

International Wholesale

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	1,263	1,393	(130)	(9.3)	(8.7)
of which third party	*955*	*1,013*	*(58)*	*(5.7)*	*(4.9)*
EBITDA	203	229	(26)	(11.4)	(8.5)
EBITDA Margin	*16.1*	*16.4*		*(0.3)pp*	*0.0 pp*
EBIT	102	121	(19)	(15.7)	(11.1)
EBIT Margin	*8.1*	*8.7*		*(0.6)pp*	*(0.3)pp*
Headcount at year end (number)	741	935	(194)	(20.7)	

Revenues

In a negative economic scenario – worse than expectations, which forecasted a recovery during the year – and a market environment of stiff competition with accelerating price reductions (particularly in the Mobile business in the first half of the year), the decline in revenues was also significantly influenced by several additional regulatory changes.

Specifically, revenues were affected by the entry into force as of July 1, 2013 of new mobile termination rates (MTR), which are 35% lower than the rates applicable in the first half of 2013 and 61% lower than those applicable in the same period of 2012 (0.98 euro cents per minute versus 2.5 euro cents in the second half of 2012, and 1.5 euro cents in the first half of 2013), with a total negative impact of 364 million euros over the entire year (-429 million euros on Mobile revenues). Furthermore, the AGCom decisions on copper network access rates resulted in an additional negative impact of 111 million euros compared to 2012. In 2013, Telecom Italia applied – with retroactive effect as of January 1, 2013 – the values contained in the final measures on rates for 2013 relating to wholesale access rates for the copper network (Local Loop Unbundling, naked bitstream, shared bitstream). Telecom Italia, moreover, believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and lodged an appeal with the competent legal forums.

The performance of revenues was also impacted by the introduction of a price cap on roaming traffic at European level in July 2012.

In this scenario, revenues in 2013 fell by 9.4% in organic terms compared to 2012, showing a slightly improving trend in the last quarter of the year (-7.7% in the fourth quarter compared with -9.1% in the third quarter and -10.5% in the first half of 2013). Excluding the aforementioned impact of the reduction in mobile termination rates (MTR) on the one hand, and the change in rates for wholesale access to the copper network on the other, the performance for 2013 would have been -6.8% on 2012, with signs of recovery in the last few months (-5.7% in the fourth quarter compared with -7.2 in the third quarter and -7.3% in the first half of 2013).

Said trend of falling revenues was primarily due to the decline in revenues from traditional services (voice, messaging, circuit data transmission), which was only marginally offset by the growth in innovative services, particularly Fixed-line Broadband, ICT and Mobile Internet.

In detail:

- **Consumer:** revenues for the Consumer segment in 2013 amounted to 8,024 million euros, decreasing 811 million euros compared to 2012 (-9.2%). The decrease in revenues for 2013 was mainly attributable to revenues from Mobile services (-693 million euros, -16.2%), particularly traditional voice services (-660 million euros, comprising -319 million euros attributable to the reduction in MTR) and Messaging services (-95 million euros), only partially offset by the steady growth in Mobile Internet browsing (+74 million euros, +12.1% compared with 2012). The Fixed-line business also reported a decrease on 2012, of -183 million euros (-4.3%) entirely attributable to the reduction in Voice revenues (-205 million euros, as a result of the decrease in customers/accesses and the reduction in traffic usage), only partly offset by higher Broadband revenues (+28 million euros, due to the market share holding strong and the positive performance of the ARPU, boosted by the increased weight of customers with bundle/flat deals). Nonetheless, the decline compared with the previous periods slowed in the fourth quarter of 2013 (-8.2% compared to -9.5% in the third quarter of 2013 and -9.5% in the first half), mainly in the Mobile segment. Though the latter still showed a sharp decline in revenues due to strong competition and the resulting pressure on prices and churn rates, which were particularly strong in the first half of 2013, the declining trend slowed starting from the third quarter of the year, due to a weaker impact of the reduction in mobile termination rates revenues (MTR) and - to a lesser extent - an improvement in the commercial performance and stabilization of the market share;
- **Business:** revenues for the Business segment amounted to 5,211 million euros, decreasing 668 million euros compared with 2012 (-11.4%). The decline was fully due to revenues from services (-659 million euros), which fell by -331 million euros in the Mobile segment (-19.6%) and by -354 million euros (-9.0%) in the Fixed-line segment. Specifically, in the Mobile segment, this decline was attributable to the reduction in revenues from traditional voice and messaging services (-319 million euros), as a result of a downturn in ARPU revenues and the above-mentioned reduction in mobile termination rates (-110 million euros). The Fixed-line business continued to feel the effect of the cooling of demand, due to the economic recession and the contraction in prices on the more traditional voice and data services.
- **National Wholesale:** revenues for the Wholesale segment in 2013 totaled 1,897 million euros, down 155 million euros (-7.6%) compared to 2012, entirely attributable to the regulatory price reductions on LLU, Bitstream, Wholesale Line Rental access and termination.

International Wholesale Revenues

International Wholesale revenues for 2013 amounted to 1,263 million euros, decreasing 130 million euros compared with 2012 (-9.3%). The decline involved Voice services in particular (-84 million euros, -8.6%), following the annual review of bilateral accords and transit arrangements, which resulted in the decision to focus on renewing agreements offering higher margins. Revenues from IP/Data services were down (-26 million euros; -8.9%) specifically in the captive market segment. Despite the overall increase in total broadband sold, the market also suffered from an increasingly competitive scenario and the resulting fall in prices. Also down, particularly in the Domestic component, was the Multinational Companies business segment (-23 million euros, -28.4%). However, the strong attention to traffic margins and the important cost-cutting measures resulted in an EBITDA of 203 million euros, with profitability substantially in line with the previous year.

EBITDA

EBITDA of the Domestic Business Unit in 2013 amounted to 7,746 million euros, decreasing 930 million euros on 2012 (-10.7%), with an EBITDA margin of 47.9%, down slightly on 2012 (-0.6 percentage points). EBITDA was mainly impacted by the contraction in revenues from services (-1,700 million euros compared with 2012) and by the Antitrust penalty under the A428 proceedings (84 million euros), offset only in part by the reduction in the portion of revenues due to other operators (primarily attributable to the reduction in termination rates) and efficiency improvements achieved by selective control and containment of operating expenses. As previously noted in relation to the trend in revenues, also at the EBITDA level, performance recovered in the last quarter of 2013, declining by only -4.8% compared to the last quarter of 2012 (-11.0% in the third quarter and -13.2% in the first half).
Organic EBITDA in 2013 amounted to 7,961 million euros, a decrease of 865 million euros on 2012 (-9.8%). Without the change in wholesale rates, this reduction would have been -8.5%. The organic EBITDA margin was 49.1%, substantially in line with the previous year (-0.2 percentage points).

With regard to the change in the main costs, the following is noted:

(millions of euros)	2013	2012	Change
Acquisition of goods and services	5,849	6,409	(560)
Employee benefits expenses	2,672	2,834	(162)
Other operating expenses	662	699	(37)

In particular:
- **acquisition of goods and services** decreased by 560 million euros (-8.7%) compared to 2012. This reduction was mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in Mobile termination rates, but also to efficiency measures and cost containment;
- **employee benefits expenses** decreased by 162 million euros compared to 2012, mainly due to lower ordinary personnel costs, resulting from the decrease in the average workforce of 2,978 employees compared to 2012, (of which - 835 full-time equivalents deriving from the application of the "Solidarity Contracts" by the Parent company and TI Information Technology), which was offset by higher restructuring expenses compared with 2012 totaling 26 million euros. In 2013, these expenses amounted to 19 million euros (income of 7 million euros in 2012) and referred to the framework agreement signed by the Parent Telecom Italia S.p.A. with the trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with the trade unions on December 5, 2013;
- **other operating expenses** decreased by 37 million euros compared to 2012, mainly due to the reduction in provision charges and write-downs and expenses in connection with credit management. The effects of this were partly offset by the increase in sundry expenses, which included 84 million euros relating to the estimate of the charges for the fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

Details of other operating expenses are shown in the table below:

(millions of euros)	2013	2012	Change
Write-downs and expenses in connection with credit management	286	370	(84)
Provision charges	13	92	(79)
Telecommunications operating fees and charges	57	59	(2)
Indirect duties and taxes	103	103	-
Sundry expenses	203	75	128
Total	**662**	**699**	**(37)**

EBIT

EBIT came to 1,993 million euros in 2013, up 915 million euros compared with 2012 (1,078 million euros). This performance was the result of the events illustrated above relating to EBITDA, as well as a goodwill impairment loss referring to the Domestic Cash Generating Unit 2,187 million euros lower than the figure in the 2012 financial statements (4,016 million euros), on the basis of the results of the impairment test.

In organic terms, calculated excluding the aforementioned goodwill impairment loss, in particular, EBIT stood at 4,395 million euros in 2013, down 829 million euros (-15.9%) compared with 2012 (5,224 million euros). This performance was almost fully the result of the trend in organic EBITDA and a slight reduction in depreciation and amortization. The organic EBIT margin is down from 29.2% in 2012 to 27.1% in 2013.

Brazil

	(millions of euros)		(millions of Brazilian reais)			Change	
	2013	**2012**	**2013**	**2012**			
						amount	% organic
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d	
Revenues	6,945	7,477	19,921	18,764	1,157	6.2	6.2
EBITDA	1,812	1,996	5,198	5,008	190	3.8	2.7
EBITDA Margin	*26.1*	*26.7*	*26.1*	*26.7*		*(0.6) pp*	*(0.9) pp*
EBIT	858	966	2,460	2,424	36	1.5	(0.7)
EBIT Margin	*12.3*	*12.9*	*12.3*	*12.9*		*(0.6)pp*	*(0.9)pp*
Headcount at year-end (number)			12,140	11,622	518	4.5	

	2013	**2012**
Number of lines at year-end (thousands)	73,417	70,362
MOU (minutes/month)[1]	147.7	135.8
ARPU (reais)	18.6	19.1

(1) Net of visitors.

Main financial data

Revenues

Revenues for 2013 amounted to 19,921 million reais, increasing 1,157 million reais on 2012 (+6.2%). Revenues from services came to 16,701 million reais, up by 281 million reais compared with 2012 (+1.7%). Revenues from product sales are up from 2,344 million reais in 2012 to 3,220 million reais in 2013 (+37.4%), reflecting the company's strategy of market penetration with high-end handsets (smartphones/web phones) and tablets as an important lever for the expansion of revenues from data services.

Mobile Average Revenue Per User (ARPU) amounted to 18.6 reais for 2013 compared with 19.1 reais for 2012 (-2.6%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in revenue per user in the voice business, but also the lower network interconnection rate for other mobile operators.

The total number of lines at December 31, 2013 is 73.4 million, 4.3% higher than on December 31, 2012, representing a 27.1% market share in terms of lines.

EBITDA

EBITDA in 2013 amounts to 5,198 million reais, an improvement of 190 million reais on the previous year (+3.8%). The increase in EBITDA was driven by higher revenues, partially offset by higher costs for the acquisition of goods and services and employee benefits expenses. EBITDA margin is 26.1%, 0.6 percentage points lower than 2012.

Organic EBITDA increased by 137 million reais (+2.7%) in 2013 compared with 2012. Note that in 2012 included non-organic expenses of 53 million reais. Organic EBITDA margin is 26.1%, 0.9 percentage points lower than the previous year.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)		
	2013	2012	2013	2012	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	4,263	4,508	12,228	11,313	915
Employee benefits expenses	349	344	1,000	865	135
Other operating expenses	632	719	1,812	1,804	8
Change in inventories	(10)	2	(28)	4	(32)

● **Acquisition of goods and services:** totaled 12,228 million reais (11,313 million reais in 2012). The 8.1% increase compared to the previous year (+915 million reais) can be analyzed as follows:
  - +772 million reais for purchases referring primarily to product cost;
  - +220 million reais for external service costs;
  - +143 million reais for rent and lease costs;
  - - 220 million reais for the revenues due to other TLC operators.
● **Employee benefits expenses**, amounting to 1,000 million reais, were up 135 million reais compared with 2012 (+15.6%). The average workforce grew from 10,051 in 2012 to 10,657 in 2013. Employee benefits expenses as a proportion of revenues came to 5%, up 0.4 percentage points compared to 2012.
● **Other operating expenses** amounted to 1,812 million reais, an increase of 0.4% (1,804 million reais in 2012). The expenses break down as follows:

(millions of Brazilian reais)	2013	2012	Change
Write-downs and expenses in connection with credit management	240	251	(11)
Provision charges	234	228	6
Telecommunications operating fees and charges	1,217	1,223	(6)
Indirect duties and taxes	57	30	27
Sundry expenses	64	72	(8)
Total	**1,812**	**1,804**	**8**

EBIT

EBIT amounts to 2,460 million reais, up 36 million reais on 2012. This result is due to a higher contribution from EBITDA partly offset by higher depreciation and amortization charges of 155 million reais (2,736 million reais in 2013, compared to 2,581 million reais in 2012).
Organic EBIT in 2013 amounts to 2,460 million reais, a decline of 17 million reais on 2012 (-0.7%).

Media

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	124	222	(98)	(44.1)	(12.7)
EBITDA	(2)	(45)	43	95.6	-
EBITDA Margin	(1.6)	(20.3)			(4.4)pp
EBIT[1]	(132)	(263)	131	49.8	2.8
EBIT Margin					(2.8)pp
Headcount at year end (number) [°]	84	735	(651)	(88.6)	

(1) EBIT of the Media Business Unit was driven down by 100 million euros deriving from the loss realized on the sale of La7 S.r.l. on April 30, 2013 and driven up by 3 million euros from the gain realized on the sale of MTV Italia S.r.l. on September 12, 2013.

(°) Includes employees with temp work contracts: 36 at December 31, 2012 (zero at December 31, 2013).

At December 31, 2013, the three Digital Multiplexes of Telecom Italia Media Broadcasting cover 95.2% of the Italian population.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The agreement followed the transfer, effective as of September 1, 2012, of a business area consisting of television assets held by Telecom Italia Media S.p.A. to La7 S.r.l., which at the time was a wholly-owned subsidiary of Telecom Italia Media S.p.A..

The broadcaster was sold at a price of approximately 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that, at the date of the sale, the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

As a result of the transaction, Telecom Italia S.p.A. has waived financial receivables due from Telecom Italia Media S.p.A. for a total amount of 100 million euros.

The review of the Statement of Accounts on the Execution Date was concluded on October 25, 2013, through a settlement. As a result of this, considering that the equity of La7 recognized at that date was higher than the value provided in the agreement, the Cairo Communication group paid Telecom Italia Media a price adjustment of approximately 5 million euros.

Based on the agreements entered into and also taking account of the expected performance of La7 S.r.l. up to the date of disposal, negative income statement impacts of around 125 million euros have been recognized for the entire year 2013, including the profit (loss) for the period of La7, before amounts due to Non-controlling interests.

Sale of the MTV group

On September 12, 2013 the sale of 51% of MTV Italia S.r.l. to Viacom was completed, for a consideration of 13.4 million euros, an amount which also takes account of the adjustment made based on the change in working capital.

As a result of this transaction, Telecom Italia Media waived financial receivables of 9 million euros, due from MTV Italia at the signing date of the agreement.

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Telecom Italia Media Broadcasting S.r.l. to MTV Italia S.r.l..

Based on the agreements entered into and also taking account of the expected performance of MTV Italia S.r.l. and MTV Pubblicità S.r.l. up to the date of the sale, negative income statement impacts have been recognized for the entire year 2013, of around 8 million euros, before amounts due to Non-controlling interests.

In light of the sales of La7 S.r.l. and MTV, the table below shows figures for 2013 and 2012, restated to exclude the results of both companies.

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	72	75	(3)	(4.0)	(4.0)
EBITDA	30	33	(3)	(9.1)	(9.1)
EBITDA Margin	41.7	44.0			
EBIT	2	(64)	66		(66.7)
EBIT Margin	2.8	(85.3)			
Headcount at year end (number)	84	87	(3)	(3.4)	

Revenues

Revenues amounted to 72 million euros in 2013, decreasing 3 million euros compared to 75 million euros in 2012. This decrease was substantially attributable to the network operator (TIMB), and relates to the switch off of assets used in the analog networks of La7 and MTV following the national switch off in 2012.

EBITDA

EBITDA was a positive 30 million euros in 2013, down 3 million euros compared to 2012. Specifically, EBITDA of the network operator amounts to 36 million euros and decreased by 7 million euros compared to 2012 (43 million euros). This result mainly reflects the reduction in revenues described above as well as the overall increase of 6 million euros in other operating expenses of the network operator, primarily relating to several provision charges pertaining to trade receivables and future expenses. This also includes lower net costs of Telecom Italia Media S.p.A. of 4 million euros.

EBIT

EBIT is a positive 2 million euros, compared to a negative 64 million euros for 2012, representing an improvement of 66 million euros. On a comparable basis, excluding the goodwill impairment loss recognized in 2012 on the basis of the impairment test results (70 million euros), EBIT would decrease by 4 million euros. The figure was driven down essentially by lower EBITDA, as described above, and higher depreciation and amortization charges of the network operator (TIMB) of 1 million euros.

Olivetti

On June 13, 2012 the shareholders meeting of the subsidiary Olivetti I-Jet S.p.A. voted to place the company in liquidation. On July 2, 2013 it was resolved to place the Swiss subsidiary Olivetti Engineering S.A. in liquidation. On November 21, 2013, as part of the liquidation process, Olivetti I-Jet sold to SICPA, a Swiss company with headquarters in Lausanne, the Research and Development Business Unit which develops technology in the thermal inkjet field.

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	265	280	(15)	(5.4)	(5.0)
EBITDA	(4)	(57)	53	93.0	61.5
EBITDA Margin	*(1.5)*	*(20.4)*			*5.5 pp*
EBIT	(8)	(65)	57	87.7	54.8
EBIT Margin	*(3.0)*	*(23.2)*			*5.8 pp*
Headcount at year end (number)	682	778	(96)	(12.3)	

Revenues

Revenues amounted to 265 million euros in 2013, decreasing 15 million euros compared to 2012 (280 million euros, -5.4%; the organic change, net of the exchange rate effect, was -5.0%).
The decrease in revenues was largely due to lower sales of copying and printing on the Italian market (around 13 million euros), where customers of SMEs and independent professionals were more exposed to the market crisis, the drop of approximately 6 million euros in revenues from systems and specialized applications (in the previous year, this segment benefited from 10 million euros in revenues relating to an order for the sale and installation of geolocation equipment), and lower sales of inkjet products of around 6 million euros, as a result of the liquidation process. These downturns were offset by the increase - particularly on the Italian market - in revenues from new cloud services and solutions (+7 million euros).

EBITDA

EBITDA is a negative 4 million euros, 53 million euros higher than the previous year. Specifically, in 2012 EBITDA affected by provision charges for restructuring expenses and other winding up expenses totaling 31 million euros, as a result of the start of the liquidation of Olivetti I-Jet S.p.A. Moreover, in November 2013 the Research and Development Business Unit of Olivetti I-Jet was sold, which resulted in the release of provisions of 6 million euros, which were included in the above-mentioned provision charges. Excluding these events, the organic change would be a positive 16 million euros (+61.5%).
The financial year 2013 was also impacted by the effects of the fire that completely destroyed the spare parts warehouse on March 19, 2013. The overall damage suffered by the group as a result of the fire was covered by an insurance settlement of 19 million euros.

EBIT

EBIT is a negative 8 million euros, an improvement of 57 million euros on 2012, when it stood at a negative 65 million euros. The figure was affected by the same factors driving the change in EBITDA, described above. The organic change, calculated excluding the aforementioned effects of the liquidation of Olivetti I-Jet, is a positive 17 million euros (+54.8%).

Discontinued operations/Non-current assets held for sale

The results of the Sofora - Telecom Argentina group, classified under "Discontinued operations/Non-current assets held for sale" as a result of the sale agreement entered into on November 13, 2013, are shown below.

The average exchange rates used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) are 7.27875 in 2013 and 5.84408 in 2012.

	(millions of euros)		(millions of Argentine pesos)		Change	
	2013	2012	2013	2012	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Income statement impacts of the Argentina Business Unit:						
Revenues	3,749	3,784	27,286	22,116	5,170	23.4
EBITDA	**1,036**	**1,121**	**7,543**	**6,553**	**990**	**15.1**
EBITDA Margin	*27.6%*	*29.6%*	*27.6%*	*29.6%*		*(2.0)pp*
EBIT before impairments	**542**	**467**	**3,946**	**2,733**	**1,213**	**44.4**
Goodwill impairment loss attributed to the Sofora - Telecom Argentina group and intangible assets	*(24)*	*(253)*	*(172)*	*(1,480)*	*1,308*	*(88.4)*
EBIT	**518**	**214**	**3,774**	**1,253**	**2,521**	**-**
EBIT Margin	*13.8%*	*5.7%*	*13.8%*	*5.7%*		*8.1 pp*
Finance income (expenses), net	73	33	527	187	340	-
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	**591**	**247**	**4,301**	**1,440**	**2,861**	**-**
Income tax expense	(213)	(148)	(1,549)	(864)	(685)	79.3
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**378**	**99**	**2,752**	**576**	**2,176**	**-**

	12/31/2013	12/31/2012	Change	
			amount	%
Fixed-line				
Lines at year-end (thousands)	4,124	4,128	(4)	(0.1)
ARBU (Average Revenue Billed per User) (Argentine pesos)	52.5	48.2	4.3	8.9
Mobile				
Lines at year-end (thousands)	22,508	21,276	1,232	5.8
Telecom Personal lines (thousands)	20,088	18,975	1,113	5.9
% postpaid lines [1]	*32%*	*33%*	*-1pp*	
MOU Telecom Personal (minutes/month)	95	99	(4)	(4.0)
ARPU Telecom Personal (Argentine pesos)	66.8	57.7	9.1	15.8
Núcleo mobile lines (thousands) [2]	2,420	2,301	119	5.2
% postpaid lines [1]	*20%*	*19%*	*+1pp*	
Broadband				
Broadband accesses at year-end (thousands)	1,707	1,629	78	4.8
ARPU (Argentine pesos)	124.7	102.3	22.4	21.9

(1) Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.
(2) Includes WiMAX lines.

Revenues

Revenues for 2013 amounted to 27,286 million pesos, increasing 5,170 million pesos (+23.4%) compared with 2012 (22,116 million pesos), mainly thanks to the growth of the mobile customer base and the increase in the relative average revenue per user (ARPU). The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues of the business unit, an increase of 26% on 2012.

Fixed-line telephony service: the number of fixed lines at December 31, 2013 was substantially in line with 2012. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU (Average Revenue Billed per User) rose by 8.9% compared to 2012, thanks to the sale of additional services and the spread of traffic plans.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 1,113 thousand compared to the end of 2012, coming to a total of 20,088 thousand lines at December 31, 2013, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 15.8% to 66.8 pesos (57.7 pesos in 2012). A large part of this growth is attributable to value added services (including SMS messaging and Internet), which together account for 58% of revenues from mobile telephony services in 2013.

In Paraguay, the Núcleo customer base grew by 5.2% compared to December 31, 2012, reaching 2,420,000 lines, 20% of which are postpaid.

Broadband: Telecom Argentina's portfolio of broadband lines totaled 1,707,000 accesses at December 31, 2013, an increase of 78,000 on December 31, 2012. ARPU rose by 21.9% to 124.7 pesos (102.3 pesos in 2012), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 990 million pesos (+15.1%) compared to 2012, reaching 7,543 million pesos. The EBITDA margin came to 27.6%, down 2.0 percentage points compared with 2012, mainly due to the higher incidence of other operating expenses, particularly as a result of the increased tax on gross revenues and higher provision charges for regulatory risks.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)		
	2013	**2012**	**2013**	**2012**	**Change**
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,689	1,698	12,293	9,927	2,366
Employee benefits expenses	574	586	4,178	3,422	756
Other operating expenses	477	408	3,472	2,387	1,085
Change in inventories	(19)	(16)	(135)	(94)	(41)

- **acquisition of goods and services** totaled 12,293 million pesos (9,927 million pesos in 2012). The increase of 23.8% compared to 2012 (+2,366 million pesos) was mainly due to higher external service costs for 941 million pesos and greater purchases of goods of 1,284 million pesos;
- **employee benefits expenses,** amounting to 4,178 million pesos, increase of 756 million pesos compared to 2012 (+22.1%). The change was due to salary increases as a result of periodic revisions in union agreements, primarily linked to inflation, only partially offset by the reduction in provisions for termination benefit incentives. The percentage of employee benefits expenses to total revenues is 15.3%, decreasing 0.2 percentage points over 2012;
- **other operating expenses** amounted to 3,472 million pesos, increasing 1,085 million pesos on 2012. Such expenses consist of the following:

(millions of Argentine pesos)	**2013**	**2012**	**Change**
Write-downs and expenses in connection with credit management	283	275	8
Provision charges	239	96	143
Telecommunications operating fees and charges	518	424	94
Indirect duties and taxes	2,164	1,592	572
Sundry expenses	268	-	268
Total	**3,472**	**2,387**	**1,085**

Note that the change in Sundry expenses was essentially due to the classification under this item of costs previously classified under acquisition of goods and services.

EBIT

EBIT for 2013 came to 3,774 million pesos compared to 1,253 million pesos recorded in the previous year. The increase of 2,521 million pesos was attributable to the improvement in EBITDA, lower depreciation and amortization (-231 million pesos) due to the suspension of their calculation following the classification of the investment in the Sofora - Telecom Argentina group as Discontinued operations, and a decrease of 1,308 million pesos in impairment losses on non-current assets. In 2012 complete impairment was recorded for the goodwill recognized at the time control was acquired by the Telecom Italia Group (979 million pesos) and partial impairment was recorded for the Customer relationship (501

million pesos). In 2013 impairment losses on non-current assets amounted to 172 million pesos, mainly relating to several business projects and IT platforms that the company decided to abandon.
The EBIT margin stood at 13.8% of revenues (+8.1 percentage points compared to 2012).

Capital expenditures

Capital expenditures in 2013 amounted to 4,911 million pesos and increase by 1,654 million pesos compared to 2012 (3,257 million pesos). In addition to customer acquisition costs, capital expenditure was aimed at enlarging and upgrading broadband services on the fixed-line network, and at backhauling, to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Main Commercial Developments of the Business Units of the Group

Domestic

Consumer

For the **Consumer Fixed-line** segment, commercial strategies in 2013 were focused on the following key objectives:

- defending fixed-line voice traffic volumes from the growing trend of replacing fixed-line services with mobile services;
- pushing the activation of new fixed-line services by targeting new customers and winbacks;
- defending the customer base through efforts to minimize its erosion by other licensed operators;
- fast-tracking plans for the spread of the optic fiber network, so as to drive the penetration of fixed-line Ultra Internet deals.

To **defend voice traffic revenues** from fixed-to-fixed-line and fixed-to-mobile calls, threatened during the year by steeper competition in the mobile market, in August Telecom Italia launched a new TUTTO phone plan which for the first time includes unlimited calls to all mobile phones from home at an all-inclusive flat rate. For existing customers, the new **Super Chiama Mobile** option was launched, offering unlimited calls to all mobile phones at a permanent special rate of just 5 euros per month.

To **step-up the push on new activations and minimize erosion by other licensed operators** the all-inclusive TUTTO phone plan was enhanced with promotions targeted at winbacks of former customers (29 euros per month for one year, discounted from 44.90 euros per month) and at new customers (29 euros per month for six months, discounted from 44.90 euros per month). The promotions positioned Telecom Italia strongly on the market, giving it a competitive edge that underpinned the success of the new deal. To push new fixed-line activations on target Young (example: young people, university students, etc.), December saw the launch the Internet Pack Casa, a prepaid kit available exclusively online that includes the Internet Senza Limiti deal for one year, a WiFi modem and an 8GB memory key for just 269 euros all-inclusive, discounted from 525 euros.

In **defending the customer base**, Telecom Italia continued to simplify prices for customers without a phone plan, ensuring ever greater transparency on the cost of home phone calls. On April 1, 2013 a single calling rate was introduced for all national voice calls and fixed-to-mobile calls, offering customers greater freedom in using their home phone lines. In December, two new **customer retention campaigns** were launched, targeted at customers at risk of churning, called:

- DUETTO TUTTO, targeted at owners of second homes (beach or mountain homes, etc.), offering a 50% discount on the standard price of an all-inclusive TUTTO plan activated for the second home;
- PROMO FEDELTA', targeted at stable customers (of at least two years), offering a 5 euro discount on the monthly cost of their TUTTO phone plan for four years, with a minimum contractual term of two years.

To **drive the penetration of fixed-line Ultra Internet deals**, work continued in 2013 to expand the reach of **ultra broadband** services delivered over the optic fiber network, with 37 cities covered at the end of December, up from just six at the beginning of the year. In November, mirroring the new all-inclusive TUTTO plan for ADSL packages, unlimited calls to all domestic mobile phones were bundled into the TUTTO FIBRA and TUTTO FIBRA PLUS packages.

Telecom Italia's commercial strategy for the **Consumer Mobile** segment is underpinned by two key pillars The first is a targeted approach to the Mass Market, Young, Premium, Broadband and Ethnic customer segments, with convergence rewarded with exclusive benefits for customers, not only in the Mass Market segment (*Unlimited calls to TIM mobile numbers if you have Telecom Italia at home*), but also for Broadband customers (*Double your GB if you have Telecom Italia at home or have a TIM mobile number*). The second pillar is innovation, with a focus on ULTRA Internet 4G deals.

In the Mass Market segment, summer promotions marketed as **TIM Special Estate** ended in September 2013, bringing to a close a season of intense competition and leading the market back to a more rational approach to pricing and customer acquisition policies.

In October, a new rationalized range of TIM Special package plans was launched (200 minutes of calls, 200 text messages and 1 GB of downloads for 10 euros). At the same time, Telecom Italia continued to focus on strengthening its distinctive positioning as an integrated telecommunications provider by rewarding customers for the convergence of fixed-line and mobile services with exclusive benefits to enhance the net community (unlimited traffic to TIM mobile numbers).

To take advantage of growing tourist flows both to and from Italy in the vacation season, Telecom Italia launched **TIM in Viaggio Pass**, its first flat-rate add-on for roaming traffic, and **TIM Welcome**, the first TIM Card targeted at visiting tourists in Italy. The deals were launched under a targeted co-marketing campaign involving Alitalia and Expedia as partners.

Focus continued to be placed on the Young consumer segment, with phone plans rendered more modular and personalized through the introduction in October of dedicated voice and data options, including add-ons targeted at 24–30 year-olds, who tend to be more demanding in terms of content. The campaign doubled the number of customer acquisitions compared to the previous quarter, consolidating Telecom Italia's leadership in turning customer satisfaction into a value driver.

For the Premium customer segment, in October 2013 two Unlimited package plans were unveiled, one standard and one premium (example: featuring roaming, international and 4G Internet components), which boosted volumes by +7% compared to the previous year. Mirroring strategies targeted at Mass Market consumers, a special deal was introduced for users who are Telecom Italia fixed-line customers under which mobile phone services are charged to their fixed-line phone bills, with an exclusive discount on monthly fees. In December 2013, plans got underway to phase out subsidized pricing, especially on high-end smartphones.

Turning to mobile broadband services, the push on **Ultra Internet 4G-LTE** services continued throughout the second half of 2013. In December, Telecom Italia expanded the number of Italian municipalities served by the 4G-LTE network to 621, reaching an outdoor coverage of approximately 49% of the national population. The rapid expansion of the new 4G-LTE network has come thanks to strong investments by Telecom Italia in building state-of-the-art infrastructure able to deliver new cutting-edge services that meet the needs of individuals and cope with the growing amount of traffic generated by smartphones, tablets and Internet keys. ULTRA Internet 4G deals were given a strong push in the Christmas sales campaign, backed by television advertisements and local sales initiatives. The Christmas promotion offered all customers purchasing a new smartphone or 4G tablet a free three-month trial to experience the superior performance of TIM's LTE network. Underscoring Telecom Italia's distinctive positioning as an innovative service provider, the TIM MultiSIM concept was launched in December, enabling customers to spread their GB download allowance across more than one mobile device. The concept is designed to improve customer retention and Telecom Italia's share of wallet.

Business

Telecom Italia's commercial strategies in 2013 for the Business segment were focused on the progressive simplification of phone plans and options and the streamlining of internal processes for service delivery, while at the same time pushing innovation and fixed–mobile convergence and upgrading IT to support the core business.

The key focus of management has been to strengthen Telecom Italia's positioning as major market player in Italy, able to steer the ICT needs of small and medium businesses, large corporations and public administrations by leveraging its widespread and highly qualified sales force and pushing cloud services as a way of boosting the use of core connectivity services.

A number of action plans were put into place to pursue strategic objectives, taking into consideration the dominant trends in the various segments, as well as the macroeconomic environment that is still critical for businesses. Action plans were focused on:

● repositioning products and services targeted at Small and Medium Businesses, with a view to recovering the customer base for mobile services and stemming the loss of fixed-line customers;

● pushing fixed–mobile–IT convergence so as to boost the share of high-value customers in the customer base, by enhancing the range of innovative core products and services and IT services offered at the same price for customers;

- targeting high-end customers in both the private and public sectors, through tenders and framework agreements, so as to strengthen and grow Telecom Italia's share of the high-value market, by focusing on the innovative and complex ICT services and projects that showcase Telecom Italia as a leading telecommunications provider for its technologies and know-how, and expanding into industry sectors alongside consolidated business sectors.

The **Business Mobile** segment was given a shake-up during the year in an effort to defend the value of the customer base. In technology terms, the emphasis was shifted onto Ultra Broadband Mobile services delivered over the **LTE** network, whereas on the commercial front, efforts were made to effectively fight off aggressive price competition, while enhancing the range with value-added services and IT solutions such as Mobile Device Management. A progressive focus was then placed on pushing fixed–mobile convergence in customers, which ultimately led to the introduction of a new, all-inclusive **TIM Tutto** phone plan. Adding to the freedom with which voice/text package deals can be combined with data and roaming options, a **Shared Data Plan** was launched which enables customers to spread their data bundles indistinctly across two "paired" SIM cards (with one SIM used, for example, on a smartphone and the other on a tablet or Internet key).

At the end of the year, a new international option for phone plans was launched called **Roaming Year**, the first ever annual deal for roaming traffic, offering maximum flexibility of use for voice and data traffic renowned for its very high cost.

In an effort to strike the right balance between the competitive pricing of services and their profitability, a first break was made with the practice of subsidizing handsets by offering businesses the opportunity to rent or purchase smartphones and tablets on installment plans at prices not subsidized by services.

Sales figures posted for the Mobile segment were outstanding in 2013, driving a turnaround in growth of the customer base, with the net MNP trend constantly positive in the second half of the year with respect to all competitors.

Telecom Italia brandished its technological edge in the Business fixed-line segment with the launch of **Tuttofibra**, a range of plans for small and medium businesses featuring ultra broadband services delivered over the next-generation network, which was expanded over the year to reach **37 cities** by the end of 2013. At the same time, the **ETHernity** range of deals for optic fiber services for high-end customers was overhauled, with the number of "Province" reached expanded, internal processes streamlined, and pricing reviewed to make services more competitive.

With a view to underpinning the natural growth of core fixed-line services by expanding the use of broadband, 2013 saw the launch of the new "**EVOLUZIONE UFFICIO**" service, an outsourced "virtual switchboard" that delivers integrated fixed–mobile VoIP solutions to small and medium-sized enterprises.

In June, a selective cross-selling campaign (Promozione Estate) was launched on the standard range of plans for small office/home office customers, where competition is steepest, in an effort to win back LLU customers and improve density. In the fourth quarter, the new convergence deal **TUTTO** was launched, bundling together unlimited phone traffic, broadband services and IT products, to allow customers to select on their own the services that most suit their needs.

Turning to Telecom Italia's range of **Information Technology** products and services, investments in 2013 were focused on completing a full range of **cloud Services** that are modular and easy to configure and activate via the Web. Accordingly, work continued on the enhancement of the **Impresa Semplice Portal of ICT Services**, where small and medium businesses can purchase IT services in all flexibility and combine them immediately with core Impresa Semplice fixed-line and mobile services.

The range of services available on the **Nuvola Italiana** cloud was expanded with new applications, such as **Digital Clinic** for the health care sector and **Scuola Digitale** for schools, in line with the Digital Agenda and the Italian Digital Schooling Plan, in partnership with Olivetti. New applications of a more generalized scope included **Paperless Flow** for the electronic management of documentary work flows, enabling the dematerialization and electronic storage of documents, with electronic billing soon to be introduced; **Digisign** for digitally signing documents with graphometric signatures; the unified communication and collaboration application **Message Cube**, based on the Microsoft suite and winner of the 2013 CONSIP tender for 400,000 mailboxes; **InTouchHD** for cloud-based video conferencing, which can now be associated with the customer's own video conferencing facilities and the geolocalizaton of vehicles **Your Way** and **Localizza**.

Outsourcing infrastructure as a service (IaaS) is now more convenient than ever with the new range of **Managed Security Services**, through which Telecom Italia can help protect the security of its customers' networks and data. Services include a security assessment of the ICT architecture and advisory and security services for its growth.

With a success rate in ICT tenders of around 65%, Telecom Italia is the provider of choice for large corporations and public administrations, thanks to its reliability, specialization and expertise on a wide range of complex products and services for projects integrating fixed-line, mobile and IT components.

Despite a minor downturn in the market, Telecom Italia's revenues from cloud-based IT services grew by approximately 20% compared to 2012, strengthening the Company's leadership of the business segment in terms of turnover and helping to mitigate the otherwise downward trend in revenues.

Finally, in the fourth quarter, Telecom Italia set up the new business entity **Telecom Italia Digital Solutions**. As of 2014 the new Group company will take over the development of promising innovation segments and business opportunities such as **Services as a Service (Saas)** and the **Internet of Things**, adopting over-the-top services and approaching models, in order to summarize and reduce technical terms.

Brazil

In 2013, the Chairman of TIM Brasil, Rodrigo Abreu presented the "**Portas Abertas**" initiative to the Minister of Communications and the Chairman of Anatel, and to other participants at a meeting in Brasilia, held to emphasize TIM Brasil's commitment to quality and transparency, strengthening dialog with the Regulator and institutions.

New initiatives launched in the **prepaid** mobile segment included:

- an international roaming promotion, valid from June to September, targeted at vacationers in Brazil, offering a discount of up to 60% on international voice, data and SMS rates;
- "**Ricarica promozionale R$2,00**", a special deal giving customers unlimited on-net calls for two days at a price of 2 reais;
- "**Infinity Web + Torpedo**", offering unlimited use of SMS and Internet services at a price of 0.75 reais per day, charged only when the customer uses the services. TIM Infinity Web and TIM Infinity Torpedo are also available separately at a price of 0.50 reais per day.

New deals for the **postpaid** segment included:

- "Liberty WEB 300 Mb" at a price of 21.90 reais per month and "Liberty WEB 600 Mb" at a price of 34.90 reais per month, both launched in the first half of 2013. The two add-ons are billed to customers on a monthly basis independently of their use, adapting to the needs of customers;
- "Liberty Web 1GB" and "Liberty Web 3GB" were later added to the range, at a price of 49.90 reais and 69.90 reais per month respectively. Both offers are targeted at customers with high-end smartphones compatible with 4G technology.

In 2013 the **Express** range of phone plans, enabling automatic renewal for credit card customers, was expanded to include the following new deals:

- "Liberty Express" (69.90 reais per month), bundling together on-net calls, text messages and up to 300MB of unlimited Internet use, plus 30 reais of credit per SIM for any other voice or data service;
- "TIM Liberty Web Express", for Internet keys and tablets, featuring the options "Liberty Web Express Light" (500 MB at 35.00 reais per month), "Liberty Web Express Tablet" (1 MB for 49.90 reais per month) and "Liberty Web Express Modem" (3 GB for 61.00 reais per month).

In 2013 TIM continued to push mobile Internet access through a strategy of selling leading brand handsets at competitive prices.

TIM also expanded its range of over-the-top content with the launch of **TIMmusic**. The application unlocks access to millions of songs at a competitive price, with two innovative deals available for the service: **Infinity Music**, at just 0.50 reais per day for customers with prepaid rate plans, and **Liberty Music**, at 9.90 reais per month for customers with subscriptions. The service is billed only for the days or months it is actually used. New users can try the service for free for seven days. The platform does not erode network bandwidth, as users can download music using either the TIM network or any Wi-Fi network, and can also play songs off-line, once the service has been activated.

Following the launch of the LIVE ultra broadband deal for the residential segment in 2012, TIM launched a new service in 2013 for small and medium-sized enterprises. The service consists in two new bandwidth packages of up to 10Mbps for 999 reais and 30Mbps for 1,199 reais, with dedicated IP. The new deal is positioned in a market scenario where the average speed offered is 4Mbps. With the package, TIM believes it offers the best deal on the market for small and medium-sized enterprises in the metropolitan areas of Rio de Janeiro and São Paulo.

Olivetti

In the **Banking** segment, a key contract was won during the year with Santander UK (formerly Abbey National Bank) for the supply of approximately 1,250 printers (for a value of 750,000 euros), confirming Olivetti's standing as a consolidated partner of Britain's Building Societies.
In Italy, a contract was won for the supply of the new **Oliscan A600** scanner to a major financial player in the consumer credit market. The scanner will be placed in retail outlets where financing is arranged, reflecting the strengths of the product, which make it suitable for applications outside traditional bank branches.
In the **Retail**, segment, Olivetti expanded the range of products ready for use with services delivered over the **Olivetti Qui! Servizi** platform, with the **Nettun@ 3000** cash register enhanced with a tool for the automated management of electronic meal vouchers and additional services provided by Qui! Group (a leading Italian provider of benefit vouchers for employee welfare services). The first installment sales of the **Nettun@ 7000** cash register were also made during the year on the **Impresa Semplice** platform of Telecom Italia.
In the **Smart Asset Management** segment, an order was acquired in the fourth quarter of the year from ENI for an additional 25,000 modules for managing LPG tanks for residential use, raising the progressive number of modules supplied since the start of the project to **145,000**.
Olivetti's range of **Office Solutions** is becoming increasingly dedicated to Green IT. In the last quarter of 2013, efforts got underway to launch, by the end of the first half of 2014, 31 new energy saving printers (including all-in-one models), with automatic switch-off features that ensure maximum energy savings.
In the **Solutions & Services** segment (applications developed by Olivetti to integrate hardware and infrastructure), revenues recorded strong growth in the fourth quarter, due to the billing of many **graphometric signature projects** launched during the year and to new contracts won for graphometric signature solutions (for insurance companies, consumer credit companies and utility companies). Revenues were also boosted by new projects in the **public and private health care** sectors (automation of reception management and mobility), for local public administrations, and for **EXPO 2015**.
In the last quarter of 2013, the first major solution for a **Mobile POS** device was launched, enabling transport sector workers to accept **credit and debit card payments while on the move**.
Finally, also in the fourth quarter, the new **Certified Electronic Billing** system began to be rolled out in Telecom Italia S.p.A. and a select number of Italian Telecom Italia Group companies. As of June 2014, the system will enable some forty million invoices to be issued to business customers and, in particular, **central government** offices, via a specially designed data exchange system SDI. A **service** for **the market** based on the same data exchange system will be launched in the first quarter of 2014.

Main changes in the regulatory framework

Domestic

Process of establishing companies for the access network

On May 30, 2013, Telecom Italia formalized its decision to voluntarily separate the access network by incorporating a separate company based on *the Equivalence of Input* (EoI) model (term used to indicate the guarantee of supply of wholesale SMP products and services at the same economic and technical conditions, using the same systems, procedures and processes, to Telecom Italia's Divisions and to other operators).

On November 14, 2013, the Company notified the AGCom (the National Regulatory Authority for Communications) that the project had been confirmed, giving priority to the implementation of the EoI model through *Functional Separation*, with specific regard to the offering of LLU and VULA services. "*Functional Separation*" is intended as an equivalence model that is more detailed than the only EoI, as it provides an additional guarantee of the creation of a separate business entity for access services.

Wholesale fixed markets

Wholesale access services

During 2013, the AGCom (the National Regulatory Authority for Communications) initiated numerous correlated proceedings relating to the copper and fiber fixed-line network access services. Following the public consultations launched by the Authority in December 2012 and March 2013 to determine the level of subscription charges for 2013 for WLR, bitstream and LLU services, on July 15, 2013 the European Commission (Commission) was notified of two proposed provisions concerning 2013 rates for LLU and bitstream.

On August 12, 2013, the Commission sent the Authority a series of comments on the two proposals notified, expressing "serious doubts" and consequently opening a "Phase II Investigation". This phase of investigation, which lasted three months, concerned multiple aspects, both in terms of procedures and methods. At the end of the Phase II Investigation, on December 12, 2013, the Commission adopted a recommendation requesting that the Authority reconsider its decisions, with specific regard to the calculation of the cost of capital.

On December 19, 2013 the Authority approved with no changes the definitive provisions relating to the technical and economic conditions of the 2013 offer for access services for the Telecom Italia copper network (Resolutions 746/13/CONS and 747/13/CONS), deeming its assessments to be correct, specifically with regard to the calculation of the cost of capital. Therefore, the Authority confirmed the reductions, compared to 2012 rates, for the LLU fee from 9.28 euros to 8.68 euros/month (-6.5%) and of the bitstream fee from 19.50 euros to 15.14 euros/month (-22.4%).

Telecom Italia, moreover, believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and lodged an appeal with the competent legal forums.

As regards WLR service rates, for which the Authority proposed a decrease from 11.70 euros to 11.14 euros/month (-4.8%), the definitive provision has yet to be published.

The public consultation launched for the 3rd cycle of analysis of the copper and fiber fixed-line access markets, for the three-year period 2014-2016 is expected to be concluded by the end of the first half of 2014.

Wholesale origination, termination and call transit

On November 28, 2013 the definitive provision was approved containing the interconnection rates for both TDM (traditional) and IP for the period July 1, 2013 – July 1, 2015. In line with the principle of technological neutrality, this provision includes the application of a single rate, irrespective of the level of TDM network interconnection, for all interconnection services.

(eurocents/minute)	From July 1, 2013	From July 1, 2014	From July 1, 2015
Telecom Italia/other operators: Termination service	0.104	0.075	0.043
Telecom Italia: origination service	0.258	0.205	0.140
Telecom Italia: call transit service	0.126	0.111	0.093

New Generation Networks

On May 23, 2013, AGCom launched the public consultations to define the rates for access services to passive infrastructures (cable ducts, inspection pits and fiber optics), active infrastructures (bitstream NGAN and VULA) and the End to End service for 2013. In addition, as part of the public consultation concerning the analysis of the *retail and wholesale fixed-line access markets*, the Authority proposed the rates for up to 2016 for access services to passive and active infrastructures and the *End to End* service (for 2014 and 2015 the values of the individual services are the result of the linear trend between the values approved for 2013 and those proposed for 2016).

On January 30, 2014, the AGCom Commission for Infrastructure and Networks met to discuss and approve 2013 NGAN rates, and the outcome is still pending.

Lastly, the Authority included in the definitive provision defining the wholesale access rates for 2013 several measures relating to access to Telecom Italia street cabinets. Specifically, AGCom requested, for the *Vectoring* service, that in its Reference Offer 2013 Telecom Italia define specific techniques for introducing Multi-Operator Vectoring (MOV), in addition to new obligations for sharing and building new cabinets.

The table below shows the values relating to some of the most important NGAN services for the development of next generation networks:

Monthly fee (euros/month)	2012 approved	2013 AGCom proposal	2016 AGCom proposal
FTTC VULA (shared line)	14.38	13.97-14.25	10.38
FTTC VULA (naked line)	21.51	20.62-21.35	16.99-17.04
FTTH VULA (100/10)	24.90	24.90	21.12
End to End	65.10	66.91	50.67
Access to vertical in-building wiring	5.96	6.08	5.98

Terminal segments of leased lines

On October 28, 2013, through Resolution 603/13/CONS, AGCom launched the 3rd cycle of market analysis relating to terminal segments of leased lines. The procedure will last for 180 days, save for suspensions for requests for information.

Retail fixed markets

Ability to match Telecom Italia's retail offers

Through Resolution 537/13/CONS of September 30, 2013, AGCom launched the procedure to update the method for testing whether it is possible to replicate the retail offers of Telecom Italia. The procedure will last for 180 days, save for suspensions for requests for information.

Ultrabroadband deals

Starting from June 20, 2013, Telecom Italia was authorized to launch the retail offering of *ultrabroadband* services based on FTTCab (Fiber to the Cabinet) architecture. Telecom Italia's offering, featuring a speed of 30 Megabits per second, is subject to the restriction that a wholesale offer must be available and the offer must be able to be replicated by other operators.

Universal Service

Through Resolution 46/13/CIR, AGCom established that "the provision of the mandatory universal service for 2006 did not result in any costs and, therefore, the mechanism of allocation of the net cost among the various operators is not applicable".
This outcome is the direct result of the application, starting from financial year 2006, of significant methodological changes introduced by Resolution 1/08/CIR which effectively do not allow Telecom Italia to determine whether there is an unjust expense in the provision of universal service. Telecom Italia has challenged said Resolution 46/13/CIR; the hearing on the merits has not yet been scheduled.
As required by said Resolution, Telecom Italia had to apply the new method and resubmit its measurements of net costs for the three-year period 2007-2009: the verifications for 2007 are being conducted by a specific auditing company assigned by AGCom.

Wholesale mobile markets

Mobile termination rates on H3G network

In February 2013, following an appeal submitted by H3G, the *Consiglio di Stato* (Council of State) repealed a Resolution dating back to 2008, due to "lack of grounds and preliminary investigation". This Resolution had reduced (from 16.26 eurocents per minute to 13.00 eurocents per minute) the termination rate on the H3G network in the period November 2008 - June 2009.
AGCom launched specific proceedings to implement the judgment of the *Consiglio di Stato*, and the activities pertaining to the public consultation have been completed. Therefore, the definitive provision from AGCom is pending, and expected to be published in the first quarter of 2014.
On February 14, 2014, the *Consiglio di Stato* also upheld another appeal by H3G relating to the determination of mobile termination rates from July 1, 2012, determined through AGCom Resolution 621/11/CONS. That Resolution had established, among other things, that full symmetry in the termination rates of H3G and other mobile operators had to be achieved by July 1, 2013, thereby moving up the original deadline set by Resolution 254/11/CONS by six months. The Consiglio di Stato ordered the cancellation of said change, effectively restoring tariff asymmetry in favor of H3G. We are waiting for AGCom to launch a specific procedure in observance of said judgment.

Antitrust
For information on the pending disputes relating to Proceedings A428, I757 and I761 see the Note "Contingent liabilities, other information, commitments and guarantees" of the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2013.

Brazil

In April 2013 the Brazilian regulator Anatel set up new positions within the Agency, establishing new responsibilities for each Superintendent.
In December, Anatel published the new settlement agreement on regulatory penalties (TAC), with the main objective of transforming the fines applied to operators into investment projects in technical and/or social areas.
In November, Anatel established that the 700 MHz frequencies will be assigned in the band spectrum from 698 MHz to 806 MHz. Currently, these frequencies are used for TV broadcasting. Therefore, the tender for the assignment of licenses will have to establish how to regulate interference and which frequencies will be assigned to television broadcasters.

Reduction of VU-M
On April 4, 2013 Anatel published Act no. 2.222/2013, which sets the values of mobile interconnection traffic (VU-M) for 2013; these values show an average reduction of 11% compared to the VU-M applied in 2012.

For the coming years, the rules defined in Resolução no. 600/2012 are expected to be applied. This Resolution approved the Plano Geral de Metas de Competição (General Plan for Competition Targets) – PGMC, based on which, "starting from February 24, 2014 [the VU-M] may be up to 75% of the value of the VU-M in force at December 31, 2013 and, starting from February 24, 2015, the VU-M will be up to 50% of the value of the VU-M in force at December 31, 2013".

Plan for Improvement of the Quality of Mobile and Personal Services (SMP)
On July 18, 2012, Anatel (Dispatch no. 4.783/2012-PVCPA/PVCP/SPV) suspended activations of mobile telephony services by TIM in several states of the country, due to complaints from consumers over alleged dropped calls and alleged gaps in signal coverage.
The suspension was an unusually severe penalty, and one of the harshest measures ever adopted by Anatel.
On August 2, 2012, Anatel revoked the prohibition of new activations of mobile telephony services, approving the investment plan (Plan for Improvement of the Quality of Mobile and Personal Service - SMP) valid throughout the country, submitted by TIM, containing concrete actions to increase the quality levels of mobile telephony services. The Plan for Improvement covers a period of two years, which will come to an end in July 2014. Continuous monitoring is conducted for the activities relating to: (i) "Network Indicators", (ii) "Dropped Calls", (iii) "Complaints Submitted", (iv) "Traffic Routing" and (v) "Investments".
The Plans published by Anatel in 2013 showed that in most cases TIM falls within the reference parameters, achieving improvements both in access and in dropped calls, as well as in the data connection ratios.

Media

Digital frequencies
In 2009, AGCom adopted Decision 181/09/CONS, enacted in article 45 of Law 88/2009, setting forth criteria for the LLU digital switchover of terrestrial television networks. On the basis of this measure, the Ministry for Economic Development (MISE) allocated licenses to the digital frequencies. The measure was necessary due to the infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed.
TIMB, Telecom Italia Media Group's digital terrestrial broadcaster, holds licenses to four national networks, two of which are analog (analog channels La7 and MTV) and two are digital (MBONE and TIMB1) and as such its interests were damaged in 2009 when it was awarded only three DVB-T digital frequencies.
Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.
As part of the efforts aimed at responding to the European Commission findings, in 2010, AGCom adopted Decision 497/10/CONS providing for the allocation of licenses to additional "digital dividend" frequencies free of charge, in what came to be known as the "beauty contest". This was subsequently canceled on April 28, 2012 through Law 44/12 and replaced with an economic auction according to the new criteria identified by AGCom in Resolution 277/13/CONS, adopted on April 11, 2013.
Resolution 277/13/CONS on the new criteria for assignment of the digital dividend frequencies, 3 Lots will be auctioned:
● L1 (CH 6 VHF and 23 UHF) 89.5% population coverage;
● L2 (CH 7 and 11 VHF) 91.1% population coverage;
● L3 (CH 25 and 59 UHF) 96.6% population coverage.
The starting price of the auction indicated by AGCom is determined based on the compensation paid to local broadcasters for freeing up the 800 MHz spectrum frequencies (former channels 61-69) and amounts to approximately 30 million euros per Lot.
New entrants and existing operators with a digital network can participate in the auctions for all three Lots. Rete A can participate in the auctions for Lot L1 and Lot L3 and SKY Italia can participate only in the auction for Lot L2, and they are also required to guarantee unencrypted programming for at least three years from the award of the tender.

TI Media is again being treated as equivalent to RAI and Mediaset, and cannot participate in the tender.

In response to the requests of the European Commission, AGCom shall ensure compliance with the achievement of the cap of 5 DVB-T multiplexes in the event of conversion, transfer or acquisition of television frequency user licenses.

The resolution also removes the frequencies CH 54, 55 and 58 UHF from the tender, changing the National Frequencies Plan (PNAF), which decreases from 25 to 22 digital networks.

On July 18, 2013, AGCom adopted Decision 451/13/CONS on the National Digital Frequency Assignment Plan. The new Plan immediately reserves channels 57-60 UHF for mobile services. The changes to the PNAFD will also result in a revision of the current assignments and the resolution of the problems of interference and international coordination, including the substitution of CH 60 UHF assigned to TIMB with CH 55 UHF. Channel 60 UHF has problems of international coordination with Malta and considerable problems due to interference with the adjacent frequencies used for mobile telephony (800 MHz LTE, former TV channels 61-69 UHF).

The substitution should be completed by June 30, 2015.

In September 2013, as requested by the MISE, TIMB substituted the channel in the Sicily Region, an area that is not co-ordinated with Malta. In the rest of the area, TIMB planned gradual substitution, during which it asked MISE for authorization to broadcast on both frequencies.

Law 44/12 also requires AGCom to set administrative license fees to be applied from January 1, 2013, for the use of television frequencies by broadcasters. Currently, this regulation has not yet been drawn up. Through Resolution 568/13/CONS the Authority transitionally extended the contribution regime envisaged by the license fee for broadcasters that are former license holders up to the end of 2013.

Potential use of frequencies for mobile technology

Based on the 2011 Stability Law, the frequencies 790-862 MHz (former television channels CH 61-69 UHF), in short "the 800 band", originally assigned to local TV networks, were assigned to broadband mobile communications services.

In this context, various scenarios are possible following 2015, when an advanced version of LTE will be introduced, and new frequencies can be assigned for LTE mobile telephony, possibly also including the 700 MHz band (694-790 MHz frequencies).

In view of this deadline, the Government Authorities are likely to reorganize the spectrum of frequencies to enable the development of mobile broadband services, with the consequent reduction in resources to be used for digital terrestrial television (see art. 3, paragraph 1, letter b) of Decision no. 243/2012/EU of the European Parliament and Council of March 14, 2012 , which sets out a long-term program for radio spectrum policy, as well as Resolution 232 (COM5/10(WRC12)). Mobile broadband up to 96 MHz (channels 49-56 UHF), which are currently used by national television broadcasters, could be freed up.

It is also noted that the competent authorities are also studying solutions to ensure the implementation of the strategies set at supranational level, with progressive scenarios subsequent to 2015 (for example, 2020), which contemplate the following:

● in dealing with the convergence of services and technologies, the European Commission has adopted a more flexible approach to managing the radio spectrum, based on the principle of the neutrality of technology and services; as a result, the radio spectrum, which in the past was used by a single service, may be shared by various applications, balancing the underlying public interests;

● the user licenses assigned to broadcasters have a term of twenty years, with the resulting need to establish alternative solutions for broadcasters to reduce or offset the effects of the described reorganization of the spectrum (i.e.: refarming of underused frequencies or, as an extreme measure, compensation for damages);

● a verification is under way of the compatibility of television and mobile services for the 700 MHz band, which could be part of the next global conference on radio communications to be held in 2015.

Competition

Domestic

The market

The Italian TLC market continues to be highly competitive with significant use of the pricing as a lever - an extremely intense strategy during 2013 - which has led to an ongoing impoverishment of the traditional service components, particularly voice service.

In this environment, the key element in the evolution of the market continues to be the increased penetration of broadband, particularly mobile, also facilitated by the greater spread of next-generation handsets, though this is gradually slowing.

The development of broadband has also led to an evolution towards increasing complexity in competitive scenario, with more inter-relationships between players of different markets. This has opened the field to competition from non-traditional operators (in particular Over the Top companies - OTTs - and producers of electronic and consumer devices), as well as giving telecommunication operators the opportunity to develop new "over the network" services (mainly in the IT and Media fields).

For the telecommunications operators, in addition to the core competition with the other traditional operators in the sector (including MVOs), which has confirmed its greater quantitative impact on market trends, the field has been invaded by OTTs and device producers which take advantage of their full understanding of the evolution of consumer trends, consumer electronics and software environments and which operate entirely in the digital world, basing their behavior on competition approaches that are completely different to those of TLC players.

Over time, therefore, the traditional players' business models are changing to meet the challenges from the new entrants and to exploit new opportunities:

- in Media, broadcasters, who are vertically integrated players, continue to dominate the scene, however, with the Web becoming increasingly important as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies and OTTS;
- in the Information Technology market, the decline in revenues is driving the various players towards the cloud computing "growth oasis", with the goal of developing and protecting their market shares in their core business. Nevertheless, telecommunications operators are expected to strengthen in this sector, including through partnerships;
- in the Consumer Electronics market, producers can develop services that can be used through the Internet, building on handset ownership and management of the user experience, breaking the relationship between customers and TLC operators and competing with the media and OTTs, thanks to games consoles and set-top boxes, for the role of net enabler through the living room screen;
- OTTs have, for some time now, been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

With regard, on the other hand, to the positioning of the telecommunications operators in converging markets, there are a number of aspects at different levels of development:

- initiatives involving innovative services in the IT market, specifically in Cloud services;
- new wireless applications (e.g. Mobile Advertising, Machine to Machine);
- significant presence as enablers of online digital content use on the living room screen using OTT TV multidevice solutions.

Competition in Fixed Telecommunications

The fixed-line telecommunications market continues to see a significant decline in voice revenues due to the reduction in rates and the progressive shift of voice traffic to mobile. In recent years all the operators have attempted to at least partially counter this phenomenon by concentrating mainly on the ability to innovate their offering by developing the penetration of ADSL and introducing bundled voice, broadband and services deals (double play), in a highly competitive environment with consequent pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling -

LLU). The main fixed operators are now also offering mobile services, also as Mobile Virtual Operators (MVOs).

In 2013, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat) also thanks to the widespread diffusion of personal computers. For years, both for private consumers and small and medium businesses, mature traditional voice services have been replaced by value-added content and services based on the Internet protocol. This shift has been facilitated by the use of the Internet and changes in user preferences, by the spread of broadband, personal computers and other connected devices, and by the quality of the service.

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone-TeleTu, BT Italia and Tiscali, that have different business models focused on different segments of the market.

At the end of 2013, fixed accesses in Italy numbered approximately 21.0 million, down from 2012. The growing competition in the access market has led to a gradual reduction in Telecom Italia's market share.

In the broadband market, at December 31, 2013 fixed broadband customers in Italy reached a penetration rate on fixed accesses of about 66%.

The spread of broadband is driven not only by the penetration of personal computers, but also by the growing demand for speed and access to new IP based services (Voice over IP, Content – particularly Video, social networking services, etc.). In 2013, however, the gradual slowdown in growth of the fixed-line broadband market continued, due both to a general tendency of operators to concentrate on the growth of flat-rate plans (dual play) with higher added value and to the deterioration in the macroeconomic environment.

The decline continued in revenues from the data transmission segment, which suffered the effects of competition that has led to reduction in average prices.

Competition in Mobile Telecommunications

The mobile market, although saturated and mature in its traditional component of voice services, continues to slightly increase the number of mobile lines, driven by multiSIM/multidevice customers and in non-human lines (at December 31, 2013, mobile lines in Italy numbered about 97 million down by about 0.5% over 2012 with a penetration rate of approximately 162% of the population).

The decreasing trend in revenues from components of traditional service such as voice and messaging continues, as these components are impacted by the harsh competition among TLC operators using pricing as a lever - an extremely intense strategy during 2013 - as well as the growing expansion of "communication apps". Mobile Broadband continues to grow, though at slower rates than in previous years. Though it is unable to offset the drop in revenues from traditional services, it represents the main strategic and business opportunity for the mobile TLC industry, also due to the launch of LTE Ultra Broadband.

In 2013, the growth in mobile broadband customers continued, both large and small screen, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones and tablets.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as machine to machine and mobile payment.

The competitive scenario in the Italian mobile telecommunications market is dominated by Telecom Italia and also by the infrastructured operators (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies.

In addition to these operators, the field also includes mobile virtual operators (MVO), of which PosteMobile is the most important player. These operators currently have a limited share of the market, but continue to enjoy significant growth compared to infrastructured operators.

Brazil

At the end of 2013, the Brazilian mobile market reached 271.1 million lines. This is 3.5% more than last year and a penetration of 136.4% of the population (132.7% in 2012). Net total increases for 2013 amounted to 9.3 million lines, 10.3 million less lines than for the prior year.

Consolidated Financial Position and Cash Flows Performance

Non-current assets

- **Goodwill**: fell by 2,478 million euros, from 32,410 million euros at the end of 2012 to 29,932 million euros at December 31, 2013, as a result of the goodwill impairment loss referred to above of 2,187 million euros for the Domestic-Core Domestic Business Unit and the change in exchange rates for the Brazilian companies. For a more detailed analysis, see the Note "Goodwill" in the consolidated financial statements of the Telecom Italia Group at December 31, 2013.

- **Other intangible assets**: were down 418 million euros, from 6,698 million euros at the end of 2012 to 6,280 million euros at December 31, 2013, representing the balance of the following items:
  – additions (+1,895 million euros);
  – amortization charge for the year (-2,012 million euros);
  – disposals, exchange differences, reclassifications and other movements (for a net negative balance of 301 million euros).
  At December 31, 2013, all the user licenses to LTE frequencies acquired by Telecom Italia S.p.A. at the end of 2011 were in use and subject to amortization. Accordingly, no finance expenses remain to be capitalized.

- **Tangible assets**: were down 571 million euros from 13,790 million euros at the end of 2012 to 13,219 million euros at December 31, 2013, representing the balance of the following:
  – additions (+2,505 million euros);
  – depreciation charge for the year (-2,541 million euros);
  – disposals, impairment losses, exchange differences, reclassifications and other movements (for a net negative balance of 535 million euros).

Discontinued operations/Non-current assets held for sale

These relate to the Sofora - Telecom Argentina group and include:
- financial assets of 657 million euros;
- non-financial assets of 2,871 million euros.

For more details, see the Note "Discontinued operations/Non-current assets held for sale" in the consolidated financial statements of the Telecom Italia Group at December 31, 2013.

Consolidated equity

Consolidated equity amounted to 20,186 million euros (23,012 million euros at December 31, 2012), of which 17,061 million euros attributable to owners of the Parent (19,378 million euros at December 31, 2012) and 3,125 million euros attributable to non-controlling interests (3,634 million euros at December 31, 2012).

In greater detail, the changes in equity were the following:

(millions of euros)	12/31/2013	12/31/2012
At the beginning of the year	**23,012**	**26,694**
Total comprehensive income (loss) for the year	(2,188)	(2,649)
Dividends approved by:	(635)	(1,038)
Telecom Italia S.p.A.	*(452)*	*(895)*
Other Group companies	*(183)*	*(143)*
Issue of equity instruments	1	2
Effect of equity transactions of the Sofora – Telecom Argentina group	4	-
Other changes	(8)	3
At the end of the year	**20,186**	**23,012**

Cash flows

Adjusted net financial debt came to 26,807 million euros, down 1,467 million euros compared to December 31, 2012. Operating cash generation enabled the payment of dividends and taxes made during 2013, for a total of 1.4 billion euros.
The main transactions that had an impact on the change in adjusted net financial debt during 2013 are the following:

Change in adjusted net financial debt

(millions of euros)	2013	2012	Change
EBITDA	9,540	10,525	(985)
Capital expenditures on an accrual basis	(4,400)	(4,639)	239
Change in net operating working capital:	(230)	329	(559)
Change in inventories	*(23)*	*12*	*(35)*
Change in trade receivables and net amounts due from customers on construction contracts	*1,074*	*825*	*249*
Change in trade payables (*)	*(497)*	*(55)*	*(442)*
Other changes in operating receivables/payables	*(784)*	*(453)*	*(331)*
Change in provisions for employees benefits	(49)	(229)	180
Change in operating provisions and Other changes	(58)	50	(108)
Net operating free cash flow	**4,803**	**6,036**	**(1,233)**
% of Revenues	*20.5*	*23.4*	*(2.9)pp*
Sale of investments and other disposals flow	62	148	(86)
Share capital increases/reimbursements, incidental costs	9	(2)	11
Financial investments flow	(9)	(10)	1
Dividends payment	(537)	(964)	427
Finance expenses, income taxes and other net non-operating requirements flow	(2,928)	(3,215)	287
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	67	147	(80)
Reduction/(Increase) in adjusted net financial debt	**1,467**	**2,140**	**(673)**

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt during 2013 was particularly impacted by the following line items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	2013	% of total	2012	% of total	Change
Domestic	3,027	68.8	3,072	66.2	(45)
Brazil	1,349	30.7	1,500	32.3	(151)
Media, Olivetti and Other Operations	24	0.5	67	1.5	(43)
Adjustments and eliminations	–	–	–	–	–
Consolidated Total	**4,400**	**100.0**	**4,639**	**100.0**	**(239)**
% of Revenues	*18.8*		*18.0*		*0.8 pp*

Capital expenditures totaled 4,400 million euros in 2013, a decrease of 239 million euros compared to 2012. In particular:
- the **Domestic Business Unit** reported capex substantially in line with the previous year; the increase related to the progress of the plans for the creation of next generation networks (LTE and fiber) was offset by less demand for deliveries of new installations due to a slowdown in Fixed-line access sales;
- the **Brazil Business Unit** recorded a decrease in capex of 151 million euros compared to 2012 due to a negative exchange rate effect of 188 million euros; net of the above exchange rate effect, capex increased mainly due to infrastructure development, in line with the objective of improving service quality.

Change in net operating working capital

The change during the year resulted in an outflow of 230 million euros. In particular:
- the management of trade receivables generated an inflow of 1,074 million euros in 2013, whereas inventory management produced a net outflow of 23 million euros, primarily attributable to the Domestic and Brazil Business Units, as a result of mobile internet handset procurement policies designed to sustain revenues from their sale;
- the change in trade payables was a negative 497 million euros. Specifically, in May 2013, the Brazil Business Unit made a payment of approximately 146 million euros, for the user licenses for fourth generation (4G) mobile telephony frequency bands, purchased at the end of 2012, and for second generation (2G) frequency bands. In addition, at the end of 2012 payments to suppliers slowed down temporarily, by an estimated 300 million euros, due to compliance requirements of new Italian regulations introduced in the second half of the year;
- other changes in operating receivables/payables were negative for 784 million euros and primarily refer to other customer-related items and personnel management related items due to leaving incentives resulting from mobility under Law 223/91 at the end of 2012.

Sale of investments and other disposals flow

Sale of investments and other disposals flow for the year 2013 totaled 62 million euros and was mainly attributable to:
- the proceeds from the sale by Tierra Argentea (a company wholly owned by the Telecom Italia Group) of Class B ordinary shares of Telecom Argentina S.A. and Class B preferred shares of Nortel Inversora S.A., for a total of 79 million euros;
- the proceeds from the sale of the MTV group to Viacom International Media Networks (VIMN) which took place on September 12, 2013, for 11 million euros;
- the installment proceeds from the sale of the investment in EtecSA Cuba, which took place at the end of January 2011, for approximately 48 million euros;

- the net requirement of approximately 110 million euros generated by the sale of La7 S.r.l. to Cairo Communication;
- the proceeds from the sale of other tangible and intangible non-current assets of approximately 40 million euros.

In the year 2012 this item amounted to 148 million euros and essentially consisting of 85 million euros received (net of related incidental costs and the net financial debt) from the sale on October 31, 2012 of the entire stake held in Matrix and of 59 million euros for collection of part of the receivable related to the sale of the investment in EtecSA Cuba.

Financial investments flow

Financial investments flow amounted to 9 million euros, mainly related to the payment of the deferred installment on the investment made in 2011 for the acquisition of the 4G group.

In 2012 the item mainly consisted of the payment of incidental costs and other payables in connection with the acquisition of investments during the last part of 2011.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly included the payment, during 2013, of net finance expenses (1,727 million euros), and income taxes (863 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	12/31/2013 (a)	12/31/2012 (*) (b)	Change (a-b)	12/31/2012
Non-current financial liabilities				
Bonds	23,514	23,956	(442)	23,956
Amounts due to banks, other financial payables and liabilities	6,470	8,960	(2,490)	8,976
Finance lease liabilities	1,100	1,159	(59)	1,159
	31,084	34,075	(2,991)	34,091
Current financial liabilities (**)				
Bonds	2,513	3,593	(1,080)	3,593
Amounts due to banks, other financial payables and liabilities	3,413	2,331	1,082	2,338
Finance lease liabilities	193	219	(26)	219
	6,119	6,143	(24)	6,150
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	27	23	4	–
Total Gross financial debt	37,230	40,241	(3,011)	40,241
Non-current financial assets				
Securities other than investments	(6)	(11)	5	(22)
Financial receivables and other non-current financial assets	(1,250)	(2,474)	1,224	(2,474)
	(1,256)	(2,485)	1,229	(2,496)
Current financial assets				
Securities other than investments	(1,348)	(751)	(597)	(754)
Financial receivables and other current financial assets	(283)	(419)	136	(502)
Cash and cash equivalents	(5,744)	(6,947)	1,203	(7,436)
	(7,375)	(8,117)	742	(8,692)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(657)	(586)	(71)	–
Total financial assets	(9,288)	(11,188)	1,900	(11,188)
Net financial debt carrying amount	27,942	29,053	(1,111)	29,053
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,135)	(779)	(356)	(779)
Adjusted net financial debt	26,807	28,274	(1,467)	28,274
Breakdown as follows:				
Total adjusted gross financial debt	35,280	37,681	(2,401)	37,681
Total adjusted financial assets	(8,473)	(9,407)	934	(9,407)
(**) of which current portion of medium/long-term debt:				
Bonds	2,513	3,593	(1,080)	3,593
Amounts due to banks, other financial payables and liabilities	2,938	1,674	1,264	1,681
Finance lease liabilities	193	219	(26)	219

(*) In order to ensure comparability, data as of 12/31/2012 were prepared by including the Sofora - Telecom Argentina group in the Discontinued operations/Non-current assets held for sale.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group's operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the "Management and control of financial risk" and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. In view of this and in order to present a more realistic analysis of net financial debt, starting from the Half-Year Financial Report at June 30, 2009, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a new indicator has also been presented called "Adjusted net financial debt", which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives (also including the effects of the introduction of IFRS 13 from January 1, 2013) and related financial assets and liabilities. The measurement of derivative financial instruments (which also have the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows) and of derivatives embedded in other financial instruments, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during 2013 resulted in a positive effect on net financial debt at December 31, 2013 of 1,434 million euros (1,233 million euros at December 31, 2012).

Gross financial debt

Bonds

Bonds at December 31, 2013 totaled 26,027 million euros (27,549 million euros at December 31, 2012). Their nominal repayment amount was 24,885 million euros, decreasing 1,438 million euros compared to December 31, 2012 (26,323 million euros).

The change in bonds during 2013 was as follows:

(millions of original currency)	Currency	Amount	Issue date
New issues			
Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 9/25/2020	Euro	1,000	9/25/2013
Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016	Euro	1,300	11/15/2013

Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073

The hybrid debt securities are Telecom Italia's first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange. The bond was repaid in advance on March 3, 2014. More details are provided in the Note "Events Subsequent to December 31, 2013" in the consolidated financial statements at December 31, 2013 of the Telecom Italia Group.

Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016

This is a fixed-income equity-linked subordinated bond issue of 1,300 million euros, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., with mandatory conversion in Telecom Italia ordinary shares at maturity ("Ordinary Share Bonds"). The minimum conversion price of the Ordinary Share Bonds has been set at 0.6801 euros and the maximum conversion price has been set at 0.8331 euros (or 122.5% of the minimum conversion price). From an accounting standpoint, the financial instrument represents a finance liability to pay annual coupons and includes an embedded component for the conversion; such component is treated as an embedded derivative and therefore accounted for at fair value through profit or loss along the life of the bond.

Further details are provided in the Notes of the consolidated financial statements at December 31, 2013 of the Telecom Italia Group.

(millions of original currency)	Currency	Amount	Repayment date
Repayments			
Telecom Italia Finance S.A. 678 million euros 6.875% [1]	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% [2]	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros, variable-rate [3]	Euro	268	7/19/2013
Telecom Italia Capital S.A. USD 2,000 million 5.250%	USD	2,000	11/15/2013

(1)   Net of buybacks by the Company for 172 million euros during 2011 and 2012.
(2)   Net of buybacks by the Company for 218 million euros during 2011 and 2012.
(3)   Net of buybacks by the Company for 232 million euros during 2012.

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing in June 2014, September 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are recognized in the financial statements in the portfolio of the buyer Telecom Italia S.p.A., while in the consolidated financial statements those bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price
Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2013, the amount was 198 million euros (nominal amount) and decreased by 32 million euros compared to December 31, 2012 (230 million euros).

Revolving credit facility and term loan
The following table shows the composition and the draw down of the committed credit lines available at December 31, 2013:

(billions of euros)	12/31/2013		12/31/2012	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - expiring December 2013	-	-	0.2	-
Total	**8.0**	**1.5**	**9.45**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

It should also be recalled that on March 25, 2013, Telecom Italia extended the RCF 2014 of 3 billion euros, by means of another Revolving Credit Facility which will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7 years.

The average cost of the Group's debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.5%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes "Financial liabilities (non-current and current)" in the consolidated financial statements at December 31, 2013 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group's available liquidity margin amounted to 13,592 million euros at December 31, 2013 (net of 630 million euros related to the Discontinued Operations), corresponding to the sum of Cash and cash equivalents and current Securities other than investments, totaling 7,092 million euros (7,698 million euros at December 31, 2012), and the committed credit lines, mentioned above, of which a total of 6,500 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months. As already noted, the reduction in "Cash and cash equivalents" compared to December 31, 2012 reflected the use of liquidity to repurchase Group bonds. In particular:

Cash and cash equivalents amounted to 5,744 million euros (6,947 million euros at December 31, 2012). The different technical forms of investing available cash at December 31, 2013 can be analyzed as follows:
– Maturities: investments have a maximum maturity of three months;
– Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;
– Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments amounted to 1,348 million euros (751 million euros at December 31, 2012). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of 258 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 866 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 219 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of said treasury bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009.

In the **fourth quarter of 2013 adjusted net financial debt** decreased by 1,422 million euros compared to September 30, 2013, partly reflecting the positive cash flow generated in the last quarter of the year.

(millions of euros)	12/31/2013 (a)	09/30/2013 (b)	Change (a-b)
Net financial debt carrying amount	27,942	29,187	(1,245)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,135)	(958)	(177)
Adjusted net financial debt	26,807	28,229	(1,422)
Breakdown as follows:			
Total adjusted gross financial debt	35,280	36,066	(786)
Total adjusted financial assets	(8,473)	(7,837)	(636)

Consolidated Financial Statements – Telecom Italia Group

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2013 and the comparative figures for the prior year have been prepared in accordance with international accounting standards issued by the International Accounting Standards Board and adopted by the European Union ("IFRS").

The accounting policies and consolidation principles adopted in the preparation of the consolidated financial statements at December 31, 2013 are the same as those adopted in the consolidated financial statements at December 31, 2012, except for the use of the new standards and interpretations adopted by the Group since January 1, 2013, whose effects are described in the notes to the consolidated financial statements at December 31, 2013, to which the reader is referred.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt. Further details on such measures are presented under "Alternative performance measures".

Moreover, the part entitled "Business Outlook for the Year 2014" contains forward-looking statements in relation to the Group's intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group's control.

Principal changes in the scope of consolidation

During 2013, the following changes occurred in the scope of consolidation:

- *Sofora - Telecom Argentina group: on November 13, 2013, Telecom Italia Group accepted the offer for the purchase of the entire controlling stake in the Sofora - Telecom Argentina group; as a result, the investment was classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). Pursuant to IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the income statement results of the Sofora - Telecom Argentina group for the year 2013 and the corresponding comparative periods have been presented in the separate income statement under the specific item "Profit (loss) from Discontinued operations/Non-current assets held for sale", while the balance sheet data are presented in two separate line items in the consolidated statements of financial position;*
- *MTV group - Media: on September 12, 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;*
- *La7 S.r.l. - Media: on April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l.. As a result, the company was no longer consolidated.*

The following changes occurred during 2012:

- *Matrix – Other Operations: the company was sold on October 31, 2012, and consequently no longer consolidated.*

Separate Consolidated Income Statements

(millions of euros)	2013	2012	Change	
			(a-b)	
	(a)	(b)	amount	%
Revenues	**23,407**	**25,759**	**(2,352)**	**(9.1)**
Other income	324	285	39	13.7
Total operating revenues and other income	**23,731**	**26,044**	**(2,313)**	**(8.9)**
Acquisition of goods and services	(10,377)	(11,289)	912	8.1
Employee benefits expenses	(3,087)	(3,333)	246	7.4
Other operating expenses	(1,318)	(1,474)	156	10.6
Change in inventories	48	(4)	52	
Internally generated assets	543	581	(38)	(6.5)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**9,540**	**10,525**	**(985)**	**(9.4)**
Depreciation and amortization	(4,553)	(4,689)	136	2.9
Gains (losses) on disposals of non-current assets	(82)	52	(134)	
Impairment reversals (losses) on non-current assets	(2,187)	(4,179)	1,992	47.7
Operating profit (loss) (EBIT)	**2,718**	**1,709**	**1,009**	**59.0**
Share of profits (losses) of associates and joint ventures accounted for using the equity method	–	(6)	6	
Other income (expenses) from investments	(3)	2	(5)	
Finance income	2,003	1,983	20	1.0
Finance expenses	(4,186)	(3,981)	(205)	(5.1)
Profit (loss) before tax from continuing operations	**532**	**(293)**	**825**	
Income tax expense	(1,111)	(1,086)	(25)	(2.3)
Profit (loss) from continuing operations	**(579)**	**(1,379)**	**800**	**-**
Profit (loss) from Discontinued operations/Non-current assets held for sale	341	102	239	-
Profit (loss) for the year	**(238)**	**(1,277)**	**1,039**	
Attributable to:				
Owners of the Parent	**(674)**	**(1,627)**	**953**	**58.6**
Non-controlling interests	436	350	86	24.6

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 *(Presentation of Financial Statements)*, the following consolidated statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		2013	2012
Profit (loss) for the year	**(a)**	**(238)**	**(1,277)**
Other components of the Consolidated Statements of Comprehensive Income:			
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		(29)	(56)
Income tax effect		7	14
	(b)	**(22)**	**(42)**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method			
Profit (loss)		–	–
Income tax effect		–	–
	(c)	**–**	**–**
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	**(d=b+c)**	**(22)**	**(42)**
Other components that will be reclassified subsequently to Separate Consolidated Income Statement			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		3	57
Loss (profit) transferred to Separate Consolidated Income Statement		(11)	1
Income tax effect		4	(11)
	(e)	**(4)**	**47**
Hedging instruments:			
Profit (loss) from fair value adjustments		(563)	(702)
Loss (profit) transferred to Separate Consolidated Income Statement		314	272
Income tax effect		71	121
	(f)	**(178)**	**(309)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(1,747)	(1,068)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		–	–
Income tax effect		–	–
	(g)	**(1,747)**	**(1,068)**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		1	–
Loss (profit) transferred to Separate Consolidated Income Statement		–	–
Income tax effect		–	–
	(h)	**1**	**–**
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	**(i=e+f+g+h)**	**(1,928)**	**(1,330)**
Total other components of the Consolidated Statements of Comprehensive Income	**(k=d+i)**	**(1,950)**	**(1,372)**
Total comprehensive income (loss) for the year	**(a+k)**	**(2,188)**	**(2,649)**
Attributable to:			
Owners of the Parent		**(1,758)**	**(2,516)**
Non-controlling interests		(430)	(133)

Consolidated Statements of Financial Position

(millions of euros)		12/31/2013 (a)	12/31/2012 (*) (b)	Change (a-b)	12/31/2012
Assets					
Non-current assets					
Intangible assets					
Goodwill		29,932	32,410	(2,478)	32,410
Other intangible assets		6,280	6,698	(418)	7,927
		36,212	**39,108**	**(2,896)**	**40,337**
Tangible assets					
Property, plant and equipment owned		12,299	12,784	(485)	14,465
Assets held under finance leases		920	1,006	(86)	1,014
		13,219	**13,790**	**(571)**	**15,479**
Other non-current assets					
Investments in associates and joint ventures accounted for using the equity method		65	65	–	65
Other investments		42	39	3	39
Non-current financial assets		1,256	2,485	(1,229)	2,496
Miscellaneous receivables and other non-current assets		1,607	1,478	129	1,496
Deferred tax assets		1,039	1,432	(393)	1,432
		4,009	**5,499**	**(1,490)**	**5,528**
Total Non-current assets	(a)	**53,440**	**58,397**	**(4,957)**	**61,344**
Current assets					
Inventories		365	338	27	436
Trade and miscellaneous receivables and other current assets		5,389	6,573	(1,184)	7,006
Current income tax receivables		123	77	46	77
Current financial assets					
Securities other than investments, financial receivables and other current financial assets		*1,631*	*1,170*	*461*	*1,256*
Cash and cash equivalents		*5,744*	*6,947*	*(1,203)*	*7,436*
		7,375	8,117	(742)	8,692
Current assets sub-total		**13,252**	**15,105**	**(1,853)**	**16,211**
Discontinued operations/Non-current assets held for sale					
of a financial nature		657	586	71	–
of a non-financial nature		2,871	3,508	(637)	–
		3,528	**4,094**	**(566)**	**–**
Total Current assets	(b)	**16,780**	**19,199**	**(2,419)**	**16,211**
Total Assets	(a+b)	**70,220**	**77,596**	**(7,376)**	**77,555**

(*) In order to ensure comparability, data as of 12/31/2012 were prepared by including the Sofora - Telecom Argentina group in the Discontinued operations/Non-current assets held for sale.

(millions of euros)		12/31/2013 (a)	12/31/2012 (*) (b)	Change (a-b)	12/31/2012
Equity and Liabilities					
Equity					
Equity attributable to owners of the Parent		17,061	19,378	(2,317)	19,378
Non-controlling interests		3,125	3,634	(509)	3,634
Total Equity	**(c)**	**20,186**	**23,012**	**(2,826)**	**23,012**
Non-current liabilities					
Non-current financial liabilities		31,084	34,075	(2,991)	34,091
Employee benefits		889	872	17	872
Deferred tax liabilities		234	361	(127)	848
Provisions		699	724	(25)	863
Miscellaneous payables and other non-current liabilities		779	1,001	(222)	1,053
Total Non-current liabilities	**(d)**	**33,685**	**37,033**	**(3,348)**	**37,727**
Current liabilities					
Current financial liabilities		6,119	6,143	(24)	6,150
Trade and miscellaneous payables and other current liabilities		8,649	9,687	(1,038)	10,542
Current income tax payables		20	53	(33)	124
Current liabilities sub-total		**14,788**	**15,883**	**(1,095)**	**16,816**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale					
of a financial nature		27	23	4	–
of a non-financial nature		1,534	1,645	(111)	–
		1,561	**1,668**	**(107)**	**–**
Total Current Liabilities	**(e)**	**16,349**	**17,551**	**(1,202)**	**16,816**
Total Liabilities	**(f=d+e)**	**50,034**	**54,584**	**(4,550)**	**54,543**
Total Equity and Liabilities	**(c+f)**	**70,220**	**77,596**	**(7,376)**	**77,555**

(*) In order to ensure comparability, data as of 12/31/2012 were prepared by including the Sofora - Telecom Argentina group in the Discontinued operations/Non-current assets held for sale.

Consolidated Statements of Cash Flows

(millions of euros)		2013	2012
Cash flows from operating activities:			
Profit (loss) from Continuing operations		(579)	(1,379)
Adjustments for:			
Depreciation and amortization		4,553	4,689
Impairment losses (reversals) on non-current assets (including investments)		2,197	4,181
Net change in deferred tax assets and liabilities		347	279
Losses (gains) realized on disposals of non-current assets (including investments)		82	(53)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		–	6
Change in provisions for employee benefits		(49)	(229)
Change in inventories		(23)	12
Change in trade receivables and net amounts due from customers on construction contracts		1,074	825
Change in trade payables		(489)	(83)
Net change in current income tax receivables/payables		(104)	(434)
Net change in miscellaneous receivables/payables and other assets/liabilities		(268)	(113)
Cash flows from (used in) operating activities	**(a)**	**6,741**	**7,701**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis		*(1,895)*	*(1,851)*
Purchase of tangible assets on an accrual basis		*(2,505)*	*(2,788)*
Total purchase of intangible and tangible assets on an accrual basis		(4,400)	(4,639)
Change in amounts due to fixed asset suppliers		*9*	*(63)*
Total purchase of intangible and tangible assets on a cash basis		(4,391)	(4,702)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)
Acquisitions/disposals of other investments		–	(3)
Change in financial receivables and other financial assets		604	616
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(104)	40
Proceeds from sale/repayment of intangible, tangible and other non-current assets		88	74
Cash flows from (used in) investing activities	**(b)**	**(3,811)**	**(3,982)**
Cash flows from financing activities:			
Change in current financial liabilities and other		(1,785)	(787)
Proceeds from non-current financial liabilities (including current portion)		4,153	4,616
Repayments of non-current financial liabilities (including current portion)		(5,551)	(5,579)
Share capital proceeds/reimbursements (including subsidiaries)		9	(2)
Dividends paid		(537)	(964)
Changes in ownership interests in consolidated subsidiaries		79	–
Cash flows from (used in) financing activities	**(c)**	**(3,632)**	**(2,716)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	**127**	**(29)**
Aggregate cash flows	**(e=a+b+c+d)**	**(575)**	**974**
Net cash and cash equivalents at beginning of the year	**(f)**	**7,397**	**6,670**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	(526)	(247)
Net cash and cash equivalents at end of the year	**(h=e+f+g)**	**6,296**	**7,397**

Additional Cash Flow Information

(millions of euros)	2013	2012
Income taxes (paid) received	(863)	(1,241)
Interest expense paid	(4,456)	(3,496)
Interest income received	2,729	1,633
Dividends received	2	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2013	2012
Net cash and cash equivalents at beginning of the year		
Cash and cash equivalents - from continuing operations	6,947	6,196
Bank overdrafts repayable on demand – from continuing operations	(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	489	518
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	7,397	**6,670**
Net cash and cash equivalents at end of the year		
Cash and cash equivalents - from continuing operations	5,744	6,947
Bank overdrafts repayable on demand – from continuing operations	(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	6,296	**7,397**

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	2013	2012	Change
Purchases of goods	2,358	2,203	155
Revenues due to other TLC operators and interconnection costs	2,949	3,797	(848)
Commercial and advertising costs	1,565	1,697	(132)
Power, maintenance and outsourced services	1,353	1,436	(83)
Rent and leases	755	649	106
Other service expenses	1,397	1,507	(110)
Total acquisition of goods and services	**10,377**	**11,289**	**(912)**
% of Revenues	*44.3*	*43.8*	*0.5 pp*

Employee benefits expenses

(millions of euros)	2013	2012	Change
Employee benefits expenses - Italy	**2,707**	**2,953**	**(246)**
Ordinary employee expenses and costs	2,688	2,945	(257)
Restructuring expenses	19	8	11
Employee benefits expenses – Outside Italy	**380**	**380**	**-**
Ordinary employee expenses and costs	380	378	2
Restructuring expenses	-	2	(2)
Total employee benefits expenses	**3,087**	**3,333**	**(246)**
% of Revenues	*13.2*	*12.9*	*0.3 pp*

Average salaried workforce

(equivalent number)	2013	2012	Change
Average salaried workforce – Italy	48,541	52,347	(3,806)
Average salaried workforce – Outside Italy	10,986	10,411	575
Total average salaried workforce [1]	**59,527**	**62,758**	**(3,231)**
Non-current assets held for sale - Sofora - Telecom Argentina group	15,815	15,806	9
Total average salaried workforce - including Non-current assets held for sale	**75,342**	**78,564**	**(3,222)**

(1) Includes employees with temp work contracts: average of 20 in 2013 (19 in Italy and 1 outside Italy).
In 2012 the average headcount was 59 (58 in Italy and 1 outside Italy).

Headcount at the end of the year

(number)	12/31/2013	12/31/2012	Change
Headcount – Italy	53,155	54,419	(1,264)
Headcount – Outside Italy	12,468	11,962	506
Total [1]	**65,623**	**66,381**	**(758)**
Non-current assets held for sale - Sofora - Telecom Argentina group	16,575	16,803	(228)
Total - including Non-current assets held for sale	**82,198**	**83,184**	**(986)**

(1) Includes employees with temp work contracts: 4 at December 31, 2013, 40 at December 31, 2012.

Headcount at year-end – Breakdown by Business Unit

(number)	12/31/2013	12/31/2012	Change
Domestic	52,695	53,224	(529)
Brazil	12,140	11,622	518
Media	84	735	(651)
Olivetti	682	778	(96)
Other Operations	22	22	-
Total	**65,623**	**66,381**	**(758)**

Other income

(millions of euros)	2013	2012	Change
Late payment fees charged for telephone services	63	69	(6)
Recovery of employee benefit expenses, purchases and services rendered	28	35	(7)
Capital and operating grants	27	18	9
Damage compensation, penalties and sundry recoveries	64	40	24
Other income	142	123	19
Total	**324**	**285**	**39**

Other operating expenses

(millions of euros)	2013	2012	Change
Write-downs and expenses in connection with credit management	380	501	(121)
Provision charges	100	197	(97)
Telecommunications operating fees and charges	482	548	(66)
Indirect duties and taxes	128	119	9
Penalties, settlement compensation and administrative fines	72	29	43
Association dues and fees, donations, scholarships and traineeships	22	25	(3)
Sundry expenses	134	55	79
Total	**1,318**	**1,474**	**(156)**

Reconciliation between reported data and organic data

EBITDA – reconciliation of organic data

(millions of euros)	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.	
	2013	2012	2013	2012	2013	2012
HISTORICAL EBITDA	**9,540**	**10,525**	**7,746**	**8,676**	**7,537**	**8,433**
Changes in the scope of consolidation		75		–		–
Foreign currency financial statements translation effect		(255)		(3)		–
Non-organic (revenues and income) costs and expenses	206	205	215	153	210	159
Disputes and settlements	*144*	*118*	*144*	*114*	*144*	*118*
Restructuring expenses (*)	*13*	*24*	*19*	*(7)*	*15*	*(6)*
Other (income) expenses, net	*49*	*63*	*52*	*46*	*51*	*47*
COMPARABLE EBITDA	**9,746**	**10,550**	**7,961**	**8,826**	**7,747**	**8,592**

(*) The item includes reversals and provisions to the mobility fund.

	Brazil (millions of Brazilian reais)		Media (millions of euros)		Olivetti (millions of euros)	
	2013	2012	2013	2012	2013	2012
HISTORICAL EBITDA	**5,198**	**5,008**	**(2)**	**(45)**	**(4)**	**(57)**
Changes in the scope of consolidation		–		49		–
Foreign currency financial statements translation effect		–		–		–
Non-organic (revenues and income) costs and expenses	–	53	–	–	(6)	31
Disputes and settlements	*–*	*11*	*–*	*–*	*–*	*–*
Restructuring expenses (*)	*–*	*–*	*–*	*–*	*(6)*	*31*
Other (income) expenses, net	*–*	*42*	*–*	*–*	*–*	*–*
COMPARABLE EBITDA	**5,198**	**5,061**	**(2)**	**4**	**(10)**	**(26)**

(*) The item includes reversals and provisions to the mobility fund.

EBIT – reconciliation of organic data

(millions of euros)	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.	
	2013	2012	2013	2012	2013	2012
HISTORICAL EBIT	**2,718**	**1,709**	**1,993**	**1,078**	**1,878**	**944**
Changes in the scope of consolidation		112		–		–
Foreign currency financial statements translation effect		(126)		(2)		–
Non-organic (revenues and income) costs and expenses already described under EBITDA	206	205	215	153	210	159
Capital loss related to the sale of La7 S.r.l.	100	–	–	–	–	–
Capital gain related to the sale of MTV Italia S.r.l.	(3)	–	–	–	–	–
Net gains on disposals of non-current assets and investments	–	(72)	–	(21)	–	(36)
Impairment loss on goodwill and other non-current assets	2,187	4,173	2,187	4,016	2,187	4,016
Restructuring expenses	–	3	–	–	–	–
COMPARABLE EBIT	**5,208**	**6,004**	**4,395**	**5,224**	**4,275**	**5,083**

	Brazil (millions of Brazilian reais)		Media (millions of euros)		Olivetti (millions of euros)	
	2013	2012	2013	2012	2013	2012
HISTORICAL EBIT	**2,460**	**2,424**	**(132)**	**(263)**	**(8)**	**(65)**
Changes in the scope of consolidation		–		72		–
Foreign currency financial statements translation effect		–		–		–
Non-organic (revenues and income) costs and expenses already described under EBITDA	–	53	–	–	(6)	31
Capital loss related to the sale of La7 S.r.l.	–	–	100	–	–	–
Capital gain related to the sale of MTV Italia S.r.l.	–	–	(3)	–	–	–
Net gains on disposals of non-current assets and investments	–	–	–	(2)	–	–
Impairment loss on goodwill and other non-current assets	–	–	–	157	–	–
Restructuring expenses	–	–	–	–	–	3
COMPARABLE EBIT	**2,460**	**2,477**	**(35)**	**(36)**	**(14)**	**(31)**

Research and development

With regard to "Research and Development", this subject is discussed in a specific paragraph of the Sustainability Section of this Report on Operations, in the chapter "The Community".

Events Subsequent to December 31, 2013

For details of subsequent events see the specific Note "Events Subsequent to December 31, 2013" in the consolidated and separate financial statements at December 31, 2013 of the Telecom Italia Group and Telecom Italia, respectively.

Business Outlook for the Year 2014

The telecommunications market continues to be characterized by a decline in traditional services (voice and accesses) and an increase in innovative services (broadband and broadband enabled services). The combined effect of these trends is expected to cause a further overall decline in the domestic market, albeit more limited than that seen in 2013, and growth in the Brazil market.
In this environment, the Telecom Italia Group – as announced in the 2014 - 2016 Plan – will continue to defend its market share and invest in the development of its infrastructure, with a sharp increase in investment in innovation, particularly in Ultra Broadband, to maintain revenues from traditional services and promote revenue growth from innovative services, in accordance with the Group financial policies. At the same time, the Telecom Italia Group will continue its process of restructuring and efficiency improvement of its industrial processes with the aim of structurally reducing its running costs including through delayering and platforms' streamlining.

The initial findings of 2014, in line with the three-year Plan, confirm a cooling of competition in the Mobile sector. However, the first months of the year have seen greater dilution of voice ARPU on the domestic market, both Mobile and Fixed, due to the repositioning of the Customer Base towards bundle offers that will in any case allow – against a short-term reduction in profitability – greater stabilization of expenditure and churn in the medium to long term. On the Fixed market this trend is also dictated by the need to respond, with commercial pricing actions, to competitive pressure, which is higher than expected.
Despite greater pressure on the ARPU and the uncertainty regarding the stability of the Revenues, a gradual recovery of the operating performance is expected for the current year in keeping with the dynamics of the 2014-2016 three-year Plan.

Main risks and uncertaines

The business outlook for 2014 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group's control.

In such a scenario risk management becomes a strategic tool for value creation. The Telecom Italia Group adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

Strategic risks

Risks related to macro economic factors

The Group's economic and financial situation is subject to the influence of numerous macro economic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment, with the consequent reduction in income available for consumption and, in Brazil, generally by the slowdown in economic growth.

In addition, the Telecom Italia Group is currently undertaking numerous transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, etc.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our market share and lower prices and margins. Competition is focused both on innovative products and services, and the price of traditional services.

Operational risks

Operational risks inherent in our business relate to possible inadequacies in internal and external processes, fraud, employee error, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems.

Risks related to business continuity

Our success depends heavily on our ability to deliver services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or hacker attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company's revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

- upgrade the capabilities of the networks to provide customers with services that are closer to their needs;
- increase the geographical coverage of innovative services;
- upgrade old systems and networks to adapt them to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total absence of these risks. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company's earnings, financial position and image.

Risks related to Disputes and Litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect on its operating results, financial position and cash flows.

Financial risks

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an "adequate level of financial flexibility", in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

Regulatory and Compliance Risks

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:
- lack of predictability in the timing of the introduction and consequent results of new processes;
- decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

Information for Investors

Telecom Italia S.p.A. Share Capital at December 31, 2013

Share capital	10,693,740,302.30 euros
Number of ordinary shares (par value 0.55 euros each) (*)	13,417,043,525
Number of savings shares (par value 0.55 euros each) (*)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on December 2013 average prices)	12,520 million euros

(*) With effect from January 22, 2014, date in which the resolution passed by the Extraordinary Shareholders' Meeting of December 20, 2013 was entered in the Companies Register, the ordinary and savings shares of Telecom Italia S.p.A. shall be without par value.

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2013, supplemented by communications received and other available sources of information (ordinary shares):


TELECOM ITALIA GROUP
1.21%
ITALIAN INSTITUTIONAL COMPANIES
3.83%
TELCO
22.39%
OTHER FOREIGN SHAREHOLDERS
0.08%
FOREIGN INSTITUTIONAL COMPANIES
51.52%
OTHER ITALIAN SHAREHOLDERS
15.76%
FOREIGN COMPANIES
4.37%
ITALIAN COMPANIES
0.84%

The shareholders of Telco (whose capital with voting rights at the date of December 31, 2013 was as follows: Generali Group - 30.58%; Mediobanca S.p.A. - 11.62%; Intesa Sanpaolo S.p.A. - 11.62%; Telefónica S.A. - 46.18%) signed a Shareholders' Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

Major Holdings in Share Capital

At December 31, 2013, taking into account the entries in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the relevant shareholders of Telecom Italia S.p.A.'s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	5.00%

Specifically:

- on December 13, 2013, Blackrock Inc. communicated to Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 7.79% of total Telecom Italia S.p.A. ordinary shares;
- on January 10, 2014, Norges Bank communicated to Consob that it directly held a quantity of ordinary shares equal to 2.02% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

- The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).
- By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the "Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired", with a mandate for the three-year period 2011-2013.
- By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the "Telecom Italia S.p.A. euros 1,250,000,000 5.375 per cent. Notes due 2019", with a mandate for the three-year period 2012-2014.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from January 1, 2013 to December 31, 2013

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

Chart based on Telecom Italia ord. share price of EUR 0.6977 at January 2, 2013 – Stock market prices. Source: Reuters



Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1557 at January 2, 2013 – Stock market prices. Source: Reuters.



Tim Participações S.A. vs. BOVESPA Index (in Brazilian reais)

Chart based on Tim Participações ord. share price BRL 7.7626 at January 2, 2013 – Stock market prices. Source: Reuters.



Telecom Italia S.p.A. ordinary and savings shares and Tim Participações S.A. ordinary shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares and 5 Tim Participações S.A. ordinary shares.

Rating at December 31, 2013

At December 31, 2013, the three rating agencies — Standard & Poor's, Moody's, and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Related Party Transactions

In accordance with article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning "related party transactions" and the subsequent Consob Resolution 17389 of June 23, 2010, the following major transactions were entered into in 2013 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation:

● on September 27, 2013, the threshold of greater significance of the equivalent-value ratio, set at 3.5% of the consolidated equity of Telecom Italia (threshold amounting to 716.73 million euros at June 30, 2013, the reporting date of the latest periodic accounting document published) was exceeded as a result of the execution of a series of sales of trade receivables with advances during 2013 to Mediofactoring S.p.A. and Centro Factoring S.p.A., both part of the Intesa Sanpaolo group. In light of the guidelines and recommendations set forth in Consob Communication DEM/100078683 of September 24, 2010, the sales of trade receivables with advances qualify as financial operations and, as such, in calculating their equivalent value the amount of the receivables sold is used, increased by the fees and interest paid to the assignee. As a result of the exceeding of the threshold of greater significance, on October 11, 2013 an information document was published, available on the Company's website at http://www.telecomitalia.com/tit/it/about-us/general-archive.html;

● on November 7, 2013, the Board of Directors of Telecom Italia approved the launch of a bond issued by Telecom Italia Finance S.A. with mandatory conversion into Telecom Italia shares for an amount of 1.3 billion euros; in relation to the loan's subscribers (Banca IMI S.p.A., a subsidiary of Intesa Sanpaolo S.p.A. and Telefónica S.A.) and on the basis of the request by the Control and Risk Committee, Telecom Italia classified the transaction as a "related party transaction of major significance"; as a result the precautionary analysis and decision-making procedure was followed in accordance with the internal procedures for related party transactions. As a result, at its meeting on December 5, 2013, the Board of Directors passed a new resolution, approving the convertible bond, on the basis of specific advice prepared by the independent directors and after verification that the transaction met the interests of Telecom Italia S.p.A., as well as its cost effectiveness and substantial correctness. On December 6, 2013, the press release required by Consob (also serving as a disclosure document in accordance with Consob Regulation no. 17221/2010) was then published, in which the report of the Independent Directors and the observations of the Board of Statutory Auditors were included as an attachment. The documentation is available on the Company's website www.telecomitalia.com, Press section.

A specific Group Steering Committee for relations with Telefónica has been in place since the end of 2007. Its purpose, among other things, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and propose plans for their implementation. The internal working groups consequently set up for this purpose worked jointly to identify numerous areas of interest regarding:

– the achievement of synergies, in the strict sense, especially in the areas of procurement, IT, technology and research and innovation, in which the common factor is the experience and expertise of each of the two parties, with resulting possible improvements;

– the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets.

The program for industrial cooperation has already generated just over 1.3 billion euros during the three years 2008-2010, confirming the initial value assigned to the project announced to the market in March 2008. The portion of the synergies benefiting Telecom Italia is equal to 55%.

During the last three-year period 2011-2013, the joint activities for the implementation of the synergy plan were continued and synergies were achieved for a value similar to that achieved in the previous three-year period, of around 1.4 billion euros benefiting Telecom Italia for 48%. These resulted in part from the extension of activities already under way and in part from the alignment of technology platforms and increasing attention to the exchange of expertise on innovative services, as well as the continuous improvement of respective domestic performances as a result of sharing of best practices.

The operations of the two groups in Brazil and Argentina were excluded from the operational sphere of the initiative.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Control and Risk Committee is responsible for monitoring its implementation, in the light of the applicable principles of conduct.

No other related party transactions were entered into that have materially affected the financial position or results of Telecom Italia Group and Telecom Italia S.p.A.. Finally, there were no changes or developments regarding the related party transactions described in the 2012 Report on Operations which had a significant effect on the financial position or on the results of the Telecom Italia Group or Telecom Italia S.p.A. in 2013.

Transactions with related parties, when not dictated by specific laws, were conducted at arm's length. Furthermore, the transactions were subject to an internal procedure which defines procedures and timing for verification and monitoring. The procedure can be consulted on the Company's website at the following address: www.telecomitalia.com, section Governance-channel governance system.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements themselves and in the Note "Related party transactions" in the consolidated financial statements of the Telecom Italia Group and the separate financial statements of Telecom Italia S.p.A. at December 31, 2013.

Alternative Performance Measures

In this Report on Operations, in the consolidated financial statements of the Telecom Italia Group and in the separate financial statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2013, in addition to the conventional financial performance measures established by IFRS, certain *alternative performance measures* are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial Report at June 30 and interim Reports at March 31 and September 30) should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

● **EBITDA:** this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent, Telecom Italia S.p.A., in addition to **EBIT**. These measures are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

(1) "Expenses (income) from investments" for Telecom Italia S.p.A.

(2) Line item in Group consolidated financial statements only.

● **Organic change in Revenues, EBITDA and EBIT**: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Report on Operations as well as an analysis of the major non-organic components for the years 2013 and 2012.

● **Net Financial Debt:** Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent respectively.
In order to better represent the actual change in Net Financial Debt, starting with the Half-Year Financial Report at June 30, 2009, in addition to the usual measure (renamed "Net financial debt carrying amount") a new measure has also been introduced called "Adjusted net financial debt" which excludes effects that are purely accounting in nature, resulting from the *fair value* measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	**Gross financial debt**
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	**Financial assets**
C=(A - B)	**Net financial debt carrying amount**
D)	**Reversal of fair value measurement of derivatives and related financial assets/liabilities**
E=(C + D)	**Adjusted net financial debt**

Review of Operating and Financial Performance - Telecom Italia S.p.A.

Principal changes in the scope of consolidation

The following change occurred during 2013:

● **Acquisition of the Business Unit "Network Operations" from Telecom Italia Sparkle S.p.A.:** the acquisition by Telecom Italia of the Business Unit "Network Operations" resulting from the partial demerger of Telecom Italia Sparkle S.p.A. was recognized in the accounts on September 1, 2013 based on the financial position as at December 31, 2012.

Operating Performance

(millions of euros)	2013	2012	Change		
			amount	%	% organic
Revenues	15,304	16,940	(1,636)	(9.7)	(9.5)
EBITDA	7,537	8,433	(896)	(10.6)	(9.8)
EBITDA margin	49.2%	49.8%	(0.6)pp		
Organic EBITDA margin	50.5%	50.7%	(0.2)pp		
EBIT BEFORE GOODWILL IMPAIRMENT LOSS	4,065	4,960	(895)	(18.0)	
Goodwill impairment loss	(2,187)	(4,016)	1,829		
EBIT	1,878	944	934	98.9	(15.9)
EBIT margin	12.3%	5.6%	6.7 pp		
Organic EBIT margin	27.9%	30.0%	(2.1)pp		
Profit (loss) before tax	(182)	(1,025)	843		
Profit (loss) for the year	(1,028)	(1,821)	793		
Capital expenditures	2,915	3,005	(90)		
Net financial debt	33,372	34,878	(1,506)		
Headcount at year end (number)	44,386	44,606	(220)	(0.5)	

Revenues

Revenues for 2013 amounted to 15,304 million euros, down 1,636 million euros (-9.7%) from 2012. The organic change in revenues is equal to -9.5%, calculated excluding the reduction of 32 million euros due to mediations and settlement agreements with customers and other operators.
In addition to the deterioration of the macroeconomic environment and the more difficult competitive scenario especially on mobile services, the performance was affected by a number of significant regulatory changes, such as the entry into force of the new mobile termination rates (MTR) which had a negative impact of -364 million euros (-429 million euros on Mobile Revenues only) and the AGcom decisions in December 2013 concerning access fees for the copper network, which resulted in a further negative impact of 111 million euros compared to 2012. Indeed, Telecom Italia applied – with

retroactive effect as of January 1, 2013 – the values contained in the final measures on rates for 2013 relating to wholesale access rates for the copper network (Local Loop Unbundling, naked bitstream, shared bitstream). Telecom Italia, moreover, believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and lodged an appeal with the competent legal forums.

The trend in revenues shows the following changes in the sales segments compared to 2012:

(millions of euros)	2013	2012	Change
Revenues	**15,304**	**16,940**	**(1,636)**
Consumer	8,024	8,835	(811)
Business [(1)]	5,185	5,853	(668)
National Wholesale	1,897	2,054	(157)
Other	198	198	−

(1) Includes Top customers revenues as of January 1, 2013. Figures for the periods under comparison have been restated accordingly.

- **Consumer**: revenues for the Consumer segment in 2013 amounted to 8,024 million euros, decreasing 811 million euros compared to 2012 (-9.2%). The decrease in revenues for 2013 was mainly attributable to revenues from Mobile services (-693 million euros, -16.2%), particularly traditional voice services (-660 million euros, comprising -319 million euros attributable to the reduction in MTR rates) and Messaging services (-95 million euros), only partially offset by continuous growth in Mobile Internet revenues (Browsing +74 million euros or +12.1% compared to 2012). The Fixed-line segment recorded a contraction of -183 million euros (-4.3%) compared to 2012, entirely attributable to the decrease in voice revenues (-205 million euros as a result of the reduction in customers/accesses and the contraction of traffic) only partly offset by higher Broadband revenues (+28 million euros, owing to a stable market share and the positive trend in ARPU supported by the increased weight of customers with bundle/flat contracts). Nonetheless, the decline compared with the previous periods slowed in the fourth quarter (-8.2% compared with -9.5% in the third quarter and -9.5% in the first half), primarily in the Mobile business. While the latter still showed a sharp decline in revenues due to strong competition and the resulting pressure on prices and churn rates, which were particularly strong in the first half of 2013 - nevertheless it recorded a slowdown in the trend in the fourth quarter of the year, due to the weaker impact of lower termination revenues (MTR), and - to a lesser extent - to an improvement in sales performance and stabilization of market share;
- **Business**: Revenues in the Business segment amounted to 5,185 million euros, decreasing 11.4% or -668 million euros from 2012 (5,853 million euros). The decline was entirely due to revenues from services (-659 million euros), which fell by -331 million euros in the Mobile segment (-19.6%) and by -354 million euros (-9.0%) in the Fixed-line segment. Specifically, in the Mobile segment this decline was attributable to the reduction in revenues from traditional voice and messaging services (-319 million euros), as a result of a downturn in ARPU revenues and of the above-mentioned reduction in mobile termination rates (-110 million euros). The Fixed-line business continued to feel the effects of the cooling of demand, due to the economic recession and the contraction in prices on the more traditional voice and data services;
- **National Wholesale**: revenues for the segment came to 1,897 million euros, down 157 million euros (-7.6%) from 2012 (2,054 million euros), entirely attributable to the regulatory price reductions on LLU, Bitstream, Wholesale Line Rental access and termination.

EBITDA

EBITDA was 7,537 million euros, decreasing 896 million euros (-10.6%) from 2012 (8,433 million euros).
The EBITDA margin went from 49.8% in 2012 to 49.2% in 2013. The organic change in EBITDA was a negative 9.8% (-845 million euros), calculated as follows:

(millions of euros)	2013	2012	Change
HISTORICAL EBITDA	**7,537**	**8,433**	**(896)**
Non-organic (revenues and income) costs and expenses	210	159	51
Restructuring expenses (*)	*15*	*(6)*	*21*
Disputes and settlements	*144*	*118*	*26*
Other (income) expenses, net	*51*	*47*	*4*
COMPARABLE EBITDA	**7,747**	**8,592**	**(845)**

(*) The item includes reversals and provisions to the mobility fund.

In organic terms the EBIT margin came to 50.5% of revenues (50.7% in 2012).

At the EBITDA level, the negative effects described under the comments on revenues are partly offset by the reduction in operating costs which are analyzed below.

Acquisition of goods and services

Acquisition of goods and services came to 5,434 million euros, decreasing 506 million euros (-8.5%) from 2012 (5,940 million euros). The change was attributable to a general reduction in the main cost items, especially in revenues due to other TLC operators, owing principally to the reduction in mobile termination prices.

(millions of euros)	2013	2012	Change
Purchases of goods	1,084	1,033	51
Revenues due to other TLC operators and interconnection costs	848	1,311	(463)
Commercial and advertising costs	804	865	(61)
Professional and consulting services	176	151	25
Power, maintenance and outsourced services	1,078	1,101	(23)
Rent and leases	774	774	–
Other services and expenses	670	705	(35)
Total acquisition of goods and services	**5,434**	**5,940**	**(506)**
% of Revenues	*36%*	*35%*	*1 pp*

Employee benefits expenses
Details are as follows:

(millions of euros)	2013	2012	Change
Ordinary employee expenses and costs	2,236	2,496	(260)
Expenses for mobility under Law 223/91	15	(6)	21
Total employee benefits expenses	**2,251**	**2,490**	**(239)**

The decrease of 239 million euros in employee benefits expenses was mainly attributable to a reduction in the ordinary component reflecting the contraction in average salaried workforce by 3,911 (of whom 928 under "solidarity contracts") which was partly offset by higher restructuring expenses compared to 2012 for a total of 21 million euros; in 2013 these expenses amounted to a total of 15 million euros, and were related to the framework agreement signed by Telecom Italia with the trade unions on March 27, 2013.
Headcount at December 31, 2013 amounted to 44,386, down 220 from December 31, 2012.

Other operating expenses

Details are as follows:

(millions of euros)	2013	2012	Change
Write-downs and expenses in connection with credit management	280	362	(82)
Provision charges	11	88	(77)
Telecommunications operating fees and charges	55	58	(3)
Indirect duties and taxes	76	74	2
Penalties, settlement compensation and administrative fines	72	29	43
Association dues and fees, donations, scholarships and traineeships	18	21	(3)
Sundry expenses	112	24	88
Total	**624**	**656**	**(32)**

Other operating expenses came to 624 million euros, down 32 million euros compared to 2012 (-4.9%), due primarily to the reduction in provisions and the write-downs and charges related to credit management, the effects of which were partially offset by increased expenses for penalties and compensation - mainly resulting from settlement of disputes with some operators - and for other charges; these included 84 million euros relating to the estimate of the charges for the fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings. Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

Depreciation, amortization and capital expenditures

Depreciation and amortization charges amounted to 3,470 million euros (3,492 million euros in 2012), decreasing 22 million euros, with 180 million euros relating to tangible assets while the amortization of intangible assets increased by 158 million euros.
The decrease in depreciation was partly due to the completed depreciation of mobile network equipment for 87 million euros and partly to lower capital expenditures in recent years, especially on items relating to switching systems, leased assets in the Fixed-line segment, underground cables and basic hardware.
The increase in amortization was determined by the following factors:

● higher amortization related to the entry into force of the user rights on LTE 800 and 2600 MHz frequencies for 67 million euros;
● higher amortization on SAC-Subscriber Acquisition Costs for approximately 58 million euros, related both to the increase in churn rate and to higher capitalized volumes and unit margins;
● higher amortization on software application developments for approximately 38 million euros, due to increased charges for 109 million euros resulting from the transition from 3 to 2 year-useful life of the Service Creation and Application Management components, partially offset by lower charges reflecting the lower amount of amortizable assets (71 million euros).

Capital expenditures amounted to 2,915 million euros (3,005 million euros in 2012), decreasing 90 million euros, which reflects the net effect of additions in intangible assets of 37 million euros and the decrease in capital expenditures on tangible assets of 127 million euros.

Gains (losses) on disposals of non-current assets

Gains/losses on disposal of non-current assets were negative for 2 million euros (gains of 20 million euros in 2012). The result is determined by net gains recognized for 8 million euros from the sale of tangible fixed assets, partially offset by losses of around 10 million euros, mainly relating to the disposal of work in progress on software projects for 4 million euros and disposal of assets in the mobile segment for about 4 million euros.

Impairment losses on non-current assets

Net impairment losses on non-current assets amounted to 2,187 million euros (4,017 million euros in 2012) resulting from the impairment loss on goodwill related to the Domestic Business Unit (4,016 million euros in 2012).

In particular in the first half of 2013, the Company performed a goodwill impairment test and the results of this testing led to a goodwill impairment loss of 2,187 million euros. This valuation, in compliance with the Telecom Italia Group's specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to the management's expectations of the forecast impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Company in the first half of 2013. The valuation also considered analyst forecasts of the expected performance, as well as the performance of financial indicators and interest rates.

The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the updated Industrial Plan; no further impairment losses resulted form such test compared to the 2,187 million euros already recognized in the first half of 2013.

Further details are provided in the Note "Goodwill" in the separate financial statements of Telecom Italia S.p.A. at December 31, 2013.

EBIT

EBIT amounted to 1,878 million euros, increasing 934 million euros from 2012 (944 million euros). EBIT in both 2013 and 2012 was impacted by the above-mentioned goodwill impairment, amounting to 2,187 million euros and 4,016 million euros respectively.

The EBITDA margin was up from 5.6% in 2012 to 12.3% in 2013.

The organic change in EBIT was a negative 15.9% (-808 million euros), calculated as follows:

(millions of euros)	2013	2012	Change
HISTORICAL EBIT	**1,878**	**944**	**934**
Non-organic (revenues and income) costs and expenses already described under EBITDA	210	159	51
Gains (losses) on disposals of non-current assets	–	(36)	36
Impairment losses (reversals) on non-current assets	2,187	4,016	(1,829)
COMPARABLE EBIT	**4,275**	**5,083**	**(808)**

In organic terms the EBIT margin came to 27.9% of revenues (30% in 2012).

Income (expenses) from investments

The details are as follows:

(millions of euros)	2013	2012	Change
Dividends	104	132	(28)
Other income and gains on disposals of investments	1	10	(9)
Other income from investments	2	–	2
Impairment losses on financial assets	(180)	(104)	(76)
Losses on disposals of investments	–	(2)	2
Total	**(73)**	**36**	**(109)**

Specifically:

- dividends mainly relate to Telecom Italia Sparkle (99 million euros) and Telecom Italia Digital Solutions (3 million euros). Dividends in 2012 mainly related to Telecom Italia Sparkle (94 million euros), Telecom Italia Deutschland Holding (35 million euros) and Telecom Italia Digital Solutions (1.5 million euros);
- the gains on disposals of investments are related to the gain resulting from the sale of the Price Adjustment by Matrix which took place at the end of 2012;
- other income from investments refer to the income collected from the liquidation of Tecnoservizi;
- impairment losses mainly relate to write-downs of investments in Telecom Italia Media (140 million euros), Olivetti (13 million euros), TI Information Technology (21 million euros), Telecontact (2 million euros) and Tiglio I (1 million euros). Impairment losses in 2012 mainly related to write-downs of investments in Telecom Italia Deutschland Holding (35 million euros), Olivetti (50 million euros), Telecom Italia Media (9 million euros), Tiglio I (6 million euros) and Tierra Argentea (3 million euros).

Finance income (expenses)

Finance income (expenses) shows net expenses of 1,987 million euros (net expenses of 2,005 million euros in 2012).
The performance resulted from the net effect of:

- reduction in the costs of debt due to a decrease in the debt position;
- positive effect of approximately 51 million euros resulting from adoption of the IFRS 13 as of the first half of 2013. As this standard requires the reflection of the risk of failure by Telecom Italia and its bank counterparts, its introduction generates a positive effect on the Group, as the debt positions in the derivatives portfolio, that are higher than the credit positions, are reduced in order to reflect this risk;
- issue by Telecom Italia Finance S.A. of the bond with mandatory conversion for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.), which resulted in the accounting recognition of the option embedded in the financial instrument ("embedded option") separately from the related liability. This optional component was initially recognized in the financial statements of Telecom Italia Finance; having been used as equity settlement, it was transferred at fair value on the financial statements of Telecom Italia S.p.A., simultaneously with the approval by the Shareholders' Meeting on December 20, 2013 of Telecom Italia share capital increase. The fair value measurement of the option at year-end resulted in a negative impact of the adjustments on non-hedging derivatives of 29 million euros. Further details are provided in the Notes of the separate financial statements of Telecom Italia S.p.A. at December 31, 2013;
- from January 1, 2013, finance expenses incurred through the acquisition, by Telecom Italia, of user licenses for LTE mobile frequencies have no longer been capitalized as the assets to which they refer have entered into use during the period.

Income tax expense

Income tax expense amounted to 846 million euros, increasing 50 million euros compared to 2012 (796 million euros). It should be noted that, in 2012, this item included a benefit of 303 million euros from the recognition of receivables for IRES tax refunds relating to prior years IRAP tax calculated on labor costs (Decree Law 16/2012). Net of this effect, income tax decreased by 253 million euros compared to 2012, mainly as a result of the reduction in the tax base.

Profit (loss) for the year

The Parent, Telecom Italia S.p.A., posted a loss of 1,028 million euros in 2013 (loss of 1,821 million euros in 2012).
Net of non-recurring items, including mainly the mentioned impairment loss on goodwill, the net result for the year 2013 would have been a profit of 1,255 million euros (1,908 million euros in 2012).

Financial Position and Cash Flows Performance

Financial position structure

(millions of euros)	12/31/2013 (a)	12/31/2012 (b)	Change (a-b)
Assets			
Non-current assets	55,464	59,429	(3,965)
Goodwill	28,424	30,611	(2,187)
Other intangible assets	4,420	4,726	(306)
Tangible assets	10,225	10,493	(268)
Other non-current assets	11,834	12,775	(941)
Deferred tax assets	561	824	(263)
Current assets	7,023	7,341	(318)
Inventories, Trade and miscellaneous receivables and other current assets	3,629	4,301	(672)
Current income tax receivables	101	55	46
Current financial assets	3,293	2,985	308
	62,487	**66,770**	**(4,283)**
Equity and liabilities			
Equity	16,580	17,729	(1,149)
Non-current liabilities	30,799	36,613	(5,814)
Current liabilities	15,108	12,428	2,680
	62,487	**66,770**	**(4,283)**

Non-current assets

- Goodwill: down 2,187 million euros as a result of the previously mentioned goodwill impairment loss attributed to Telecom Italia S.p.A.;
- Other intangible assets: down 306 million euros being the balance of the following:
  - additions (+1,235 million euros);
  - amortization charge for the period (-1,543 million euros);
  - disposals, reclassifications and other movements (+2 million euros).
- Tangible assets: down 268 million euros being the balance of the following;
  - additions (+1,680 million euros);
  - depreciation charge for the period (-1,927 million euros);
  - disposals, reclassifications and other movements (-21 million euros).

Equity

Equity amounted to 16,580 million euros, decreasing 1,149 million euros compared to December 31, 2012 (17,729 million euros). The changes in equity during 2013 and 2012 are reported in the following table:

(millions of euros)	12/31/2013	12/31/2012
At the beginning of the year	17,729	20,537
Profit (loss) for the year	(1,028)	(1,821)
Dividends approved	(454)	(900)
Issue of equity instruments and other changes	2	17
Movements in the reserve for available-for-sale financial assets and derivative hedging instruments	345	(65)
Movements in the reserve for remeasurements of employee defined benefit plans (IAS 19)	(14)	(39)
At the end of the year	16,580	17,729

Cash flows

Change in net financial debt

(millions of euros)	2013	2012	Change
EBITDA	7,537	8,433	(896)
Capital expenditures on an accrual basis	(2,915)	(3,005)	90
Change in net operating working capital:	(286)	174	(460)
Change in inventories	*(35)*	*13*	*(48)*
Change in trade receivables and net amounts due from customers on construction contracts	*769*	*818*	*(49)*
Change in trade payables (*)	*(391)*	*(273)*	*(118)*
Other changes in operating receivables/payables	*(629)*	*(384)*	*(245)*
Change in provisions for employees benefits	(33)	(232)	199
Change in operating provisions and Other changes	(27)	41	(68)
Net operating free cash flow	4,276	5,411	(1,135)
% of Revenues	*28*	*32*	
Sale of investments and other disposals flow	18	29	(11)
Financial investments flow	(174)	(61)	(113)
Dividends flow	(350)	(768)	418
Issue of equity instruments	–	–	–
Financial expenses, income taxes and other net non-operating requirements flow	(2,264)	(3,087)	823
Reduction (Increase) in net financial debt	1,506	1,524	(18)

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

The deterioration in net operating free cash flow in 2013 compared to 2012 (-1,135 million euros) is mainly due to the decrease in EBITDA (-896 million euros) and working capital performance (-460 million euros) especially owing to the changes in trade payables and in staff and customer related items included in other operating receivables/payables. These effects were partially offset by lower demand for capex and the positive impact of the change in provisions.

In addition to what has already been described with reference to EBITDA, net financial debt during 2013 was particularly impacted by the following items:

Capital expenditures on an accrual basis

Capital expenditures amounted to 2,915 million euros (3,005 million euros in 2012), decreasing 90 million euros, which reflects the net effect of additions in intangible assets of 37 million euros and the decrease in capital expenditures on tangible assets of 127 million euros.

Sale of investments and other disposals flow

Sale of investments and other disposals flow amounted to 18 million euros principally attributable to the disposal of tangible assets.

Financial investments flow

Financial investment flow amounted to 174 million euros for payments made to subsidiaries and associates for share capital increases or replenishment of share capital and/or partial coverage of losses (110 million euros to Telecom Italia Media, 38 million euros to TI Information Technology, 20 million euros to Olivetti and 6 million euros to Tierra Argentea).

Dividends flow

Dividends flow amounts to 350 million euros, which is the difference between dividends paid out (454 million euros) and dividends received (104 million euros).

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment of income taxes, net finance expenses and the change in non-operating receivables and payables.

Net financial debt

Net financial debt was 33,372 million euros, decreasing 1,506 million euros compared to 34,878 million euros at the end of 2012.
In addition to the usual indicator (renamed "Net financial debt carrying amount"), another indicator is also presented called "Adjusted net financial debt" which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.
The composition is the following:

(millions of euros)	12/31/2013	12/31/2012	Change
Non-current financial liabilities			
Bonds	15,828	15,138	690
Amounts due to banks, other financial payables and liabilities	12,325	18,591	(6,266)
Finance lease liabilities	1,001	1,158	(157)
	29,154	**34,887**	**(5,733)**
Current financial liabilities [(1)]			
Bonds	1,406	1,192	214
Amounts due to banks, other financial payables and liabilities	7,288	4,016	3,272
Finance lease liabilities	188	217	(29)
	8,882	**5,425**	**3,457**
Total Gross financial debt	**38,036**	**40,312**	**(2,276)**
Non-current financial assets			
Financial receivables and other non-current financial assets	(1,371)	(2,449)	1,078
	(1,371)	**(2,449)**	**1,078**
Current financial assets			
Securities other than investments	(1,462)	(363)	(1,099)
Financial receivables and other current financial assets	(547)	(476)	(71)
Cash and cash equivalents	(1,284)	(2,146)	862
	(3,293)	**(2,985)**	**(308)**
Total financial assets	**(4,664)**	**(5,434)**	**770**
Net financial debt carrying amount	**33,372**	**34,878**	**(1,506)**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,063)	(1,651)	588
Adjusted net financial debt	**32,309**	**33,227**	**(918)**
Breakdown as follows:			
Total adjusted gross financial debt	**35,934**	**37,010**	**(1,076)**
Total adjusted financial assets	**(3,625)**	**(3,783)**	**158**
[(1)] of which current portion of medium/long-term debt:			
Bonds	*1,406*	*1,192*	*214*
Amounts due to banks, other financial payables and liabilities	*5,380*	*2,301*	*3,079*
Finance lease liabilities	*188*	*217*	*(29)*

The non-current portion of gross financial debt was 29,154 million euros (34,887 million euros at the end of 2012) and represented 77% of total gross financial debt.
In keeping with the Group's objectives in terms of debt composition and in accordance Guidelines adopted for the "Management and control of financial risk", Telecom Italia S.p.A., in securing both third-party and intercompany loans, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.
Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow

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hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. In view of this and in order to present a more realistic analysis of net financial debt, starting from the Half-Year Financial Report at June 30, 2009, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a new indicator has also been presented called "Adjusted net financial debt", which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives (also including the effects of the introduction of IFRS 13 from January 1, 2013) and related financial assets and liabilities. The measurement of derivative financial instruments (which also have the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows) and of derivatives *embedded* in other financial instruments, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized in 2013 resulted in a positive effect on net financial debt at December 31, 2013 of 1,353 million euros (1,183 million euros at December 31, 2012).

Bonds

Bonds at December 31, 2013 totaled 17,234 million euros (16,330 million euros at December 31, 2012). Their nominal repayment amount was 16,578 million euros, up 954 million euros compared to December 31, 2012 (15,624 million euros).

The change in bonds during 2013 is as follows:

(millions of original currency)	Currency	Amount	
New issues			**Issue date**
Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 09/25/2020	Euro	1,000	9/25/2013
Repayments			**Repayment date**
Telecom Italia S.p.A. 432 million euros 6.750% [1]	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros, variable-rate [2]	Euro	268	7/19/2013

(1) Net of buybacks by the Company for 218 million euros during 2011 and 2012.
(2) Net of buybacks by the Company for 232 million euros during 2012.

Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073
The hybrid debt securities are Telecom Italia's first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange. The bond was repaid in advance on March 3, 2014. More details are provided in the Note "Events Subsequent to December 31, 2013" in the separated financial statements of Telecom Italia S.p.A. at December 31, 2013.

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing in June 2014, September 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are recognized in the financial statements in the portfolio of the buyer Telecom Italia

S.p.A., while in the consolidated financial statements those bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price
Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2013, the amount was 198 million euros (nominal amount) and decreased by 32 million euros compared to December 31, 2012 (230 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2013:

(billions of euros)	12/31/2013		12/31/2012	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring February 2013			1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - expiring December 2013	-	-	0.2	-
Total	**8.0**	**1.5**	**9.45**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.
It should also be recalled that on March 25, 2013, Telecom Italia entered into another Forward Start Facility which extended the same Revolving Credit Facility of 8 billion euros - already partially extended in 2012 - expiring August 2012 ("RCF 2014") by a further 3 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its *commitments* under the current RCF 2014 in advance) and expire in March 2018.
Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities
The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 6.7 years.
For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes "Financial Liabilities (current and non-current)" and "Financial Risk Management" in the separate financial statements of Telecom Italia S.p.A. at December 31, 2013.

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Financial assets

Financial assets total 4,664 million euros (5,434 million euros at December 31, 2012) of which 2,044 million euros relating to financial receivables from Group companies.

Moreover, 3,293 million euros (2,985 million euros at December 31, 2012) are classified as current financial assets. This level of current assets, together with unused committed credit lines of 6,500 million euros, allows the Company to amply meet its repayment obligations.

In particular:

- **Cash and cash equivalents** amounted to 1,284 million euros (2,146 million euros at December 31, 2012). The different technical forms of investing available cash at December 31, 2013 can be analyzed as follows:
  - Maturities: investments have a maximum maturity of three months;
  - Counterpart risk: investments are made with leading banking and financial institutions with high-credit-quality;
  - Country risk: deposits have been made mainly in major European financial markets.
- **Securities other than investments** amounted to 1,462 million euros (363 million euros at December 31, 2012). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of:
  - Italian treasury bonds (258 million euros) and Treasury Credit Certificates (5 million euros assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012). The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been purchased in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009. For further details, reference should be made to the Note "Financial risk management" in the separate financial statements of Telecom Italia S.p.A. at December 31, 2013;
  - securities held in portfolio by Telecom Italia S.p.A for a total nominal amount of 1,577 million euros as a result of the buyback offer on bonds of Telecom Italia Capital S.A. completed on June 3, 2013.

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Financial Statements - Telecom Italia S.p.A.

Separate Income Statements

(millions of euros)	2013	2012	Change amount	%
Revenues	**15,304**	**16,940**	**(1,636)**	**(9.7)**
Other income	256	241	15	6.2
Total operating revenues and other income	**15,560**	**17,181**	**(1,621)**	**(9.4)**
Acquisition of goods and services	(5,434)	(5,940)	506	8.5
Employee benefits expenses	(2,251)	(2,490)	239	9.6
Other operating expenses	(624)	(656)	32	4.9
Change in inventories	42	(13)	55	
Internally generated assets	244	351	(107)	(30.5)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**7,537**	**8,433**	**(896)**	**(10.6)**
Depreciation and amortization	(3,470)	(3,492)	22	0.6
Gains (losses) on disposals of non-current assets	(2)	20	(22)	
Impairment reversals (losses) on non-current assets	(2,187)	(4,017)	1,830	45.6
Operating profit (loss) (EBIT)	**1,878**	**944**	**934**	**98.9**
Income (expenses) from investments	(73)	36	(109)	
Finance income	2,458	2,233	225	10.1
Finance expenses	(4,445)	(4,238)	(207)	(4.9)
Profit (loss) before tax	**(182)**	**(1,025)**	**843**	**82.2**
Income tax expense	(846)	(796)	(50)	(6.3)
Profit (loss) for the year	**(1,028)**	**(1,821)**	**793**	**43.5**

Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		2013	2012
Profit (loss) for the year	**(a)**	**(1,028)**	**(1,821)**
Other components of the Statements of Comprehensive Income:			
Other components that subsequently will not be reclassified in the separate income statements			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		(19)	(53)
Net fiscal impact		5	15
		(14)	(38)
Total other components that will not be reclassified subsequently to the separate income statements	**(b)**	**(14)**	**(38)**
Other components that subsequently will be reclassified in the separate income statements			
Available-for-sale financial assets			
Profit (loss) from fair value adjustments		(26)	44
Loss (profit) transferred to the Separate Income Statement		–	–
Net fiscal impact		8	(12)
	(c)	**(18)**	**32**
Hedging instruments:			
Profit (loss) from fair value adjustments		175	(458)
Loss (profit) transferred to the Separate Income Statement		326	324
Net fiscal impact		(138)	37
	(d)	**363**	**(97)**
Total other components that subsequently will be reclassified in the separate income statements	**(e = c+d)**	**345**	**(65)**
Total other components of the statements of comprehensive income	**(f= b+e)**	**331**	**(103)**
Total comprehensive income (loss) for the year	**(a+f)**	**(697)**	**(1,924)**

Statements of Financial Position

(millions of euros)		12/31/2013	12/31/2012	Change
		(a)	(b)	(a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		28,424	30,611	(2,187)
Intangible assets with a finite useful life		4,420	4,726	(306)
		32,844	**35,337**	**(2,493)**
Tangible assets				
Property, plant and equipment owned		9,307	9,488	(181)
Assets held under finance leases		918	1,005	(87)
		10,225	**10,493**	**(268)**
Other non-current assets				
Investments		9,329	9,330	(1)
Non-current financial assets		1,371	2,449	(1,078)
Miscellaneous receivables and other non-current assets		1,134	996	138
Deferred tax assets		561	824	(263)
		12,395	**13,599**	**(1,204)**
Total Non-current assets	**(a)**	**55,464**	**59,429**	**(3,965)**
Current assets				
Inventories		154	112	42
Trade and miscellaneous receivables and other current assets		3,475	4,189	(714)
Current income tax receivables		101	55	46
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*2,009*	*839*	*1,170*
Cash and cash equivalents		*1,284*	*2,146*	*(862)*
		3,293	2,985	308
Total Current assets	**(b)**	**7,023**	**7,341**	**(318)**
Total Assets	**(a+b)**	**62,487**	**66,770**	**(4,283)**
Equity and liabilities				
Equity				
Share capital issued		10,694	10,694	–
less: Treasury shares		(21)	(21)	–
Share capital		**10,673**	**10,673**	**–**
Paid-in capital		**1,704**	**1,704**	**–**
Other reserves and retained earnings, including profit (loss) for the year		**4,203**	**5,352**	**(1,149)**
Total Equity	**(c)**	**16,580**	**17,729**	**(1,149)**
Non-current liabilities				–
Non-current financial liabilities		29,154	34,887	(5,733)
Employee benefits		762	728	34
Deferred tax liabilities		2	2	–
Provisions		469	478	(9)
Miscellaneous payables and other non-current liabilities		412	518	(106)
Total Non-current liabilities	**(d)**	**30,799**	**36,613**	**(5,814)**
Current liabilities				–
Current financial liabilities		8,882	5,425	3,457
Trade and miscellaneous payables and other current liabilities		6,226	7,003	(777)
Current income tax payables		–	–	–
Total Current Liabilities	**(e)**	**15,108**	**12,428**	**2,680**
Total Liabilities	**(f=d+e)**	**45,907**	**49,041**	**(3,134)**
Total Equity and Liabilities	**(c+f)**	**62,487**	**66,770**	**(4,283)**

Statements of Cash Flows

(millions of euros)		2013	2012
Cash flows from operating activities:			
Profit (loss) for the year		(1,028)	(1,821)
Adjustments for:			
Depreciation and amortization		3,470	3,492
Impairment losses (reversals) on non-current assets (including investments)		2,371	4,122
Net change in deferred tax assets and liabilities		140	99
Losses (gains) realized on disposals of non-current assets (including investments)		1	(29)
Change in provisions for employee benefits		(33)	(232)
Change in inventories		(35)	13
Change in trade receivables and net amounts due from customers on construction contracts		769	818
Change in trade payables		(388)	(571)
Net change in current income tax receivables/payables		(53)	(451)
Net change in miscellaneous receivables/payables and other assets/liabilities		(667)	(261)
Cash flows from (used in) operating activities	**(a)**	**4,547**	**5,179**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis		*(1,235)*	*(1,197)*
Purchase of tangible assets on an accrual basis		*(1,680)*	*(1,808)*
Total purchase of intangible and tangible assets on an accrual basis		(2,915)	(3,005)
Change in amounts due to fixed asset suppliers		*(81)*	*217*
Total purchase of intangible and tangible assets on a cash basis		(2,996)	(2,788)
Acquisitions/disposals of control of subsidiaries or other businesses, net of cash acquired		5	57
Acquisitions/disposals of other investments		(174)	(60)
Change in financial receivables and other financial assets		(108)	943
Proceeds from sale/repayment of intangible, tangible and other non-current assets		18	29
Cash flows from (used in) investing activities	**(b)**	**(3,255)**	**(1,819)**
Cash flows from financing activities:			
Change in current financial liabilities and other		(194)	(102)
Proceeds from non-current financial liabilities (including current portion)		2,441	3,940
Repayments of non-current financial liabilities (including current portion)		(3,025)	(6,670)
Share capital proceeds/reimbursements		–	–
Dividends paid		(454)	(900)
Cash flows from (used in) financing activities	**(c)**	**(1,232)**	**(3,732)**
Aggregate cash flows	**(d=a+b+c)**	**60**	**(372)**
Net cash and cash equivalents at beginning of the year	**(e)**	**911**	**1,283**
Net cash and cash equivalents at end of the year	**(f=d+e)**	**971**	**911**

Additional Cash Flow Information

(millions of euros)	2013	2012
Income taxes (paid) received	(759)	(1,097)
Interest expense paid	(4,419)	(3,576)
Interest income received	2,708	1,717
Dividends received	104	132

Analysis of Cash and Cash Equivalents

(millions of euros)	2013	2012
Net cash and cash equivalents at beginning of the year:		
Cash and cash equivalents	2,146	1,595
Bank overdrafts repayable on demand	(1,235)	(312)
	911	1,283
Net cash and cash equivalents at the end of the year:		
Cash and cash equivalents	1,284	2,146
Bank overdrafts repayable on demand	(313)	(1,235)
	971	911

Reconciliation of Consolidated Equity

(millions of euros)	Profit (loss) for the year		Equity at 12/31	
	2013	2012	2013	2012
Equity and Profit (Loss) for the year of Telecom Italia S.p.A.	**(1,028)**	**(1,821)**	**16,580**	**17,729**
Equity and Profit (Loss) for the year of consolidated companies, net of the share attributable to Non-controlling interests	790	816	17,501	18,912
Consolidation adjustments on the Equity and Profit (Loss) for the year attributable to owners of the Parent:				
elimination of carrying amount of consolidated investments	-	-	(29,707)	(30,723)
impairment losses of consolidated companies included in the results of parent companies	197	201	11,011	11,037
elimination of goodwill recognized in Parent financial statements	2,187	4,016	(28,424)	(30,611)
recognition of positive differences arising from purchase of investments, of which:				
- goodwill	(2,187)	(4,264)	29,733	32,172
- allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(22)	(48)	143	236
measurement of hedging derivatives at Group level	(53)	5	226	705
effect of elimination of carrying amount of Parent's shares held by Telecom Italia Finance	-	-	(90)	(85)
intra-group dividends	(596)	(570)	-	-
other adjustments	38	38	88	6
Equity and Profit (Loss) for the year attributable to owners of the Parent	**(674)**	**(1,627)**	**17,061**	**19,378**
Equity and Profit (Loss) for the year attributable to Non-controlling interests	436	350	3,125	3,634
Equity and Profit (Loss) for the year in the consolidated financial statements	**(238)**	**(1,277)**	**20,186**	**23,012**

Social and environmental impacts of operations and their economic aspects

The changes taking place in the environment and society create economic risks as well as commercial opportunities for Telecom Italia. Thus, an analysis was conducted to understand the importance for the company of elements stakeholders are interested in ("materiality analysis"). Among other aspects, this analysis revealed the weight of costs linked to high energy tariffs and the opportunity created by the sales of services that have environmental and social impacts, such as services that allow businesses and households to reduce their utilities, or services cities can use to reduce their greenhouse gas emissions or, in the social arena, telemedicine services or distance learning. Below several cases are illustrated where social and environmental factors had direct economic impacts on Telecom Italia and, lastly, the materiality analysis is briefly described. For the details of the analysis, see the sustainability section of this Report.

Efficiency improvements in environmental costs – reduction in utilities

Telecom Italia is the second largest consumer of electricity in Italy, consuming 2,350 GWh of energy per year. Despite the expansion in the spread of new services (fixed and mobile broadband, cloud computing), Telecom Italia has reduced its extractions from the electrical grid through significant efficiency improvement actions, ending the year with extractions from the grid totaling 2,227 GWh, a net decrease of 40 GWh compared with 2012 and a savings of almost 7 million euros. These actions include the extensive upgrading of the lighting system, the increase in self-generation from both renewable sources and trigeneration plants, and energy management activities. Telecom Italia has set up an extensive network of sensors (28,000 submeters, installed at over 2,500 sites, 50% of the Group's consumption) for real-time monitoring and control of the use of electricity at its locations. Telecom Italia also obtained ISO 50001 certification in 2013. The areas certified are planned to be significantly extended in 2014 and 2015. Telecom Italia's energy efficiency was also awarded through the assignment of White Certificates (TEE) for 9 projects relating to previous years, equal to a savings of over 23,000 TOE (ton of oil equivalent) per year. An additional 18 projects presented, relating to previous years, are pending assessment, totaling annual savings achieved of an additional 55,000 TOE. For 2013, revenues linked to the TEE amounted to 14.4 million euros.

Optimization of social costs – engagement with workers' representatives

Telecom Italia places a significant focus on listening to and including workers' representatives in many areas of work, including the reorganization process. As a result, agreements can be reached for streamlining plans that manage to mediate between the needs of workers and those of the company. In particular, a long, complicated negotiation process was successfully concluded with the signing of a framework agreement to manage expected redundancies. The negotiations were driven by the intention to achieve open dialog, and the agreement reached is the tangible proof of this. As a result of the Agreement, "defensive" solidarity contracts will be applied, combined with the strategic role of training as the fundamental driver of professional retraining and requalification to counter redundancies. A "defensive" solidarity contract is an agreement that involves reducing working hours in order to avoid reducing the workforce. For the workers involved in the application of the Contract shall receive a partial reimbursement by the INPS of the remuneration not received as a result of the reduction in working hours.

In 2013, the benefits on the cost of labor deriving from the solidarity contracts amounted to a reduction in costs for Telecom Italia S.p.A. of approximately 92 million euros (48 million euros in 2012).

Growth opportunities

At this time, ICT services for environmental protection and to improve people's quality of life are still niche services. Nonetheless, they are showing positive growth rates and, likewise, should see extreme expansion in the future. Telecom Italia's laboratories have been involved in research and development of these types of services for some time, some of which have already moved from testing to the market. Thus, customers are provided with a wide range of solutions aimed at reducing utilities, lowering CO_2 emissions, improving health-care services and bureaucracy, and increasing individuals' safety and security.

The numerous services offered by Telecom Italia (described on http://www.nuvolaitaliana.it/soluzioni-verticali/), include, in relation to the environment, Nuvola It Energreen, the services platform for managing energy issues that enables companies and publicly-owned entities to record their consumption profiles and efficiently and effectively manage them. This meets the following primary needs:

- knowledge and certainty of consumption to identify unusual trends and profiles; becoming aware of consumption results in savings that can reach 8% of the total;
- governance of the energy consumption process within individual enterprises;
- implementation of efficiency improvement policies and measurable action plans.

Just for Nuvola It Energreen, sales amounted to 0.5 million euros in 2013. The videoconferencing solutions market is more developed, which posted revenues of over 7 million euros for 2013. Available in varying commercial packages, tailored to the needs of small, medium-sized and large companies with service and quality levels up to high definition and telepresence, the videoconferencing services can drastically reduce the number of physical transfers and, thus, of CO_2.

An example of services for individuals is the Nuvola It Home Doctor, the Telecom Italia platform for developing Telemedicine in hospital at home care, medical home care services, patient monitoring, consultations, diagnoses, medical reporting and training. The solution is provided through the Telecom Italia Nuvola Cloud, which stores the clinical data. Doctors and nursing staff access the data via web services, through specific user profiles. This guarantees extensive processing capabilities, savings on IT infrastructures, connectivity through multiple channels, data security, business continuity and privacy. Telemedicine services generated revenues of around 1.5 million euros in 2013.

Materiality analysis

To understand the priority issues that are important for its stakeholders, Telecom Italia conducted an analysis based on the verification of data and information available internally as well as on an examination of the main external sources (for example, the media, SRI investors and sector trends). The analysis ranked the issues according to two criteria: on one hand, the level of interest/expectations of stakeholders and, on the other, the (economic and reputation-related) impacts on Telecom Italia. The results of the analysis highlight the following among the issues that have a high impact on Telecom Italia as well as a high level of interest from stakeholders:

- management of relations with customers and employees,
- digital inclusion,
- social/environmental services,
- supply chain management,
- utilities management.

The analysis is described in detail in the sustainability section of this Report.

Corporate Boards at December 31, 2013

Board of Directors

The shareholders' meeting held on April 12, 2011 appointed the new board of directors of the Company, composed of 15 directors, with a three-year term of office (until the approval of the financial statements for the year ended December 31, 2013). On April 13, 2011, the board of directors thus appointed Franco Bernabè as Executive Chairman (Chairman of the Board and Chief Executive Officer), Aldo Minucci as Deputy Chairman and Marco Patuano as Managing Director and Chief Operating Officer.

Subsequently, on May 15, 2012, the shareholders' meeting confirmed the appointment to the end of the three-year term of office of the directors Lucia Calvosa and Massimo Egidi, who were co-opted to replace, respectively, the resigning directors Ferdinando Falco Beccalli and Francesco Profumo.

On September 13, 2013 Elio Cosimo Catania submitted his resignation from the position of Director. At the meeting of October 3, 2013, the Board of Directors co-opted Angelo Provasoli in his place (who was classified as independent pursuant to the requirements set forth in the Corporate Governance Code of Borsa Italiana). On the same date, Franco Bernabè resigned from the positions of Chairman of the Board of Directors and Director. The Board of Directors assigned all the authorizations and organizational responsibilities to the Managing Director, Marco Patuano (now Chief Executive Officer), while the role of Chairman of the Board and legal representation of Telecom Italia remained with the Deputy Chairman, Aldo Minucci, acting as a substitute, as per the Bylaws.

On December 13, 2013, Cesar Alierta Izuel and Julio Linares López resigned from their positions as Directors of the Company.

Director Angelo Provasoli, appointed through co-optation, fell from office at the shareholders' meeting of December 20, 2013, which also did not appoint the full number of board members. Therefore, at December 31, 2013, the board is composed as follows:

Deputy Chairman	Aldo Minucci
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Lucia Calvosa (independent)
	Massimo Egidi (independent)
	Jean Paul Fitoussi (independent)
	Gabriele Galateri di Genola
	Gaetano Micciché
	Renato Pagliaro
	Mauro Sentinelli (independent)
	Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

Subsequently, on February 6, 2014 the Board of Directors appointed Aldo Minucci Chairman of the Company.

The board committees are composed as follows at December 31, 2013:

- **Executive Committee** - Deputy Chairman of the Board of Directors (then: Aldo Minucci, now Chairman of the Company), Chief Executive Officer, Directors Renato Pagliaro and Mauro Sentinelli. Following their resignations from their positions as Directors, neither Franco Bernabè, Elio Cosimo Catania nor Julio Linares López were replaced as members of the Executive Committee;
- **Control and Risk Committee** - Jean Paul Fitoussi (who, following the resignation of its previous Chairman, Elio Cosimo Catania, who was not replaced, chairs the Committee meetings pursuant to the combined provisions of point 8.5 of the Corporate Governance Principles and art. 10.2 of the Company's Bylaws), Directors Lucia Calvosa, Mauro Sentinelli and Luigi Zingales;
- **Nomination and Remuneration Committee** - Directors Jean Paul Fitoussi (Chairman, replacing Elio Cosimo Catania, who resigned), Gabriele Galateri di Genola and Massimo Egidi. Angelo Provasoli was also part of the Nomination and Remuneration Committee from December 5 to December 20, 2013 (date of the ordinary shareholders' meeting following his appointment through co-optation pursuant to art. 2386 of the Italian Civil Code).

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

The curricula vitae of the members of the Board of Directors can be consulted on the Company's website at the following address: www.telecomitalia.com.

Board of Statutory Auditors

The ordinary shareholders' meeting of May 15, 2012 appointed the Company's Board of Statutory Auditors with a term up to the approval of the financial statements for 2014.

At the shareholders' meeting of April 17, 2013, Roberto Capone formerly alternate auditor, was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the Board of Statutory Auditors.

The Board of Statutory Auditors is composed as follows at December 31, 2013:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
	Gianluca Ponzellini
	Salvatore Spiniello
	Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
	Vittorio Mariani
	Franco Patti
	Fabrizio Riccardo Di Giusto

The curricula vitae of each member of the board of statutory auditors can be viewed online at the website www.telecomitalia.com.

Independent Auditors

The shareholders' meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company's financial reports

Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing Telecom Italia's financial reports.

Macro-Organization Chart at December 31, 2013


BOARD OF DIRECTORS
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
VALERIO CAVALLO
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
MANAGING DIRECTOR
MARCO PATUANO
SPECIAL INITIATIVES AND PROJECTS
UMBERTO RAPETTO
STRATEGY
OSCAR CICCHETTI
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
SECURITY
DAMIANO TOSELLI
SOUTH AMERICA CENTRAL MANAGEMENT
FRANCO BERTONE
LEGAL AFFAIRS
ANTONINO CUSIMANO
CORPORATE IDENTITY & PUBLIC RELATIONS
MARCELLA ELVIRA LOGLI
ADMINISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
TI MEDIA
SEVERINO SALVEMINI
TIM PARTICIPAÇÕES
RODRIGO ABREU
TELECOM ARGENTINA
STEFANO DE ANGELIS
Strategic Projects Planning & Monitoring
Mario Di Mauro
INDUSTRY RELATIONS & CROSS BUSINESS INITIATIVES
LUCY LOMBARDI
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
CONSUMER
LUCA ROSSETTO
CARING SERVICES DIVISION
STEFANO CIURLI
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI
BUSINESS TRANSFORMATION
PIETRO LABRIOLA
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
PEOPLE VALUE
MARIO DI LORETO
INNOVATION
CESARE SIRONI
BUSINESS
SIMONE BATTIFERRI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO

At the meeting of October 3, 2013, following the resignation of Franco Bernabè, the Board of Directors of Telecom Italia assigned, on a provisional basis, the authorizations and organizational responsibilities previously assigned to Mr. Bernabè to the Managing Director, Marco Patuano.

On January 22, 2014 the new organizational structure of the Telecom Italia Group was finalized. Specifically, with regard to the board resolutions of October 3, 2013 and the information provided at the Board of Directors' meeting of January 16, 2014, the Telecom Italia Group has the following organizational structure:



BOARD OF DIRECTORS
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
VALERIO CAVALLO
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
MANAGING DIRECTOR
MARCO PATUANO
• TELECOM ITALIA FOUNDATION
CORPORATE SOCIAL RESPONSIBILITY
MARCELLA LOGLI
• Group Special Projects
Oscar Cicchetti
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
BUSINESS TRANSFORMATION & QUALITY
PIETRO LABRIOLA
ADMNISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
• TI MEDIA
• TELECOM ARGENTINA
PEOPLE VALUE
MARIO DI LORETO
• HR SERVICES
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
SECURITY
DAMIANO TOSELLI
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
STRATEGY & INNOVATION
a. i. MARCO PATUANO
BRAND STRATEGY & MEDIA
CARLOTTA VENTURA
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
• TI SPARKLE
CONSUMER
LUCA ROSSETTO
BUSINESS
SIMONE BATTIFERRI
• OLIVETTI
• TI DIGITAL SOLUTIONS
CARING SERVICES DIVISIONE
STEFANO CIURLI
• TELECONTACT CENTER
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI
• TI INFORMATION TECHNOLOGY
PRESIDÊNCIA TIM PARTICIPAÇÕES
RODRIGO ABREU

Sustainability Section

Introduction

Telecom Italia began to deal with sustainability in 1997 by creating a department dedicated to publishing the first socio-environmental report. Since then we have been analysing the Group's performance in respect of the major stakeholders with whom it interacts: Customers, Suppliers, the Environment, the Community, Human Resources and Shareholders.

As a demonstration of the importance attached to this subject, as of 2002, information and indicators regarding sustainability have been incorporated into the Report on Operations, which is consistent with the Group's desire to present financial and non-financial data together.

References and Governance

The Telecom Italia Group operates with the conviction that business activities must be conducted in a way that considers the expectations of stakeholders, in keeping with the principles established by internationally recognised standards. In defining and implementing its sustainability strategy and programmes, the Group is inspired by the guidelines issued by the main global guidance and standardisation organisations in the field of Corporate Responsibility.

In 2002, Telecom Italia subscribed to the principles of the main point of reference at the global level, that is the Global Compact, which was launched in 2000 by the UN to promote the protection of the environment, respect for human rights and working standards, and anti-corruption practices.

The System of Sustainability Management also takes into account the principal reference regulations and international standards:

- European Commission directives, recommendations and communications;
- the OCSE guidelines directed at multinational enterprises;
- the ISO 9000 and ISO 14000 certificates governing Quality and Environmental Management Systems;
- principles of the International Labour Organization (ILO) Conventions on respecting the fundamental rights of workers;
- the Social AccountAbility 8000 standard (SA 8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains;
- AA1000 AccountAbility Principles Standard (APS 2008) drawn up by AccountAbility, an international organisation which promotes collaboration between stakeholders, and lays down standards and guidelines on matters of sustainability. The APS 2008 establishes the principles that a Company must respect in order to define itself as accountable, which are covered in the § Reporting;
- ISO 26000 guidelines for private and public organisations of all sizes.

The Group's Corporate Governance system is founded on the central role of the Board of Directors and the Independent Administrators, the transparency of management decisions, the effectiveness of the Internal Control System and on the strict regulations on potential conflicts of interest. The Internal Control System includes the Organisational Model pursuant to Legislative Decree No. 231 of June 8, 2001, aimed at preventing offences such as corruption, extortion and corporate offences.

Sustainability is subject to the supervision of the Committee for Control and Risks, which ensures the consistency of actions carried out with the principles of the Group's Code of Ethics and Conduct and with the values adopted by the Group. The Committee also monitors the development of laws, regulations and best practice regarding corporate social responsibility, including projects run by the Telecom Italia Foundation.

Placement in the indexes

Sustainability indexes are stock indexes in which securities are selected not only on the basis of economic-financial parameters but also in the light of social and environmental criteria. The selection process is carried out by specialised agencies that assess companies on the basis of publicly available information or questionnaires, taking account of opinions expressed by the media and stakeholders. Inclusion in these indexes is of strategic importance to companies because of the positive effects on their reputation and because, in addition to the pension funds and ethical funds, an ever increasing number of investors favour sustainable companies, considering them to be less risky and more promising in the medium to long term.

Its involvement in the assessment process is also a useful time for the Company to reflect on the results achieved. In fact, at the end of this process, the indications given by rating agencies are taken into account in planning future improvement actions.

In 2013, Telecom Italia's place was confirmed, for the tenth year running, in both the Dow Jones Sustainability indexes:
- Dow Jones Sustainability World Index (DJSI World);
- Dow Jones Sustainability Europe Index (DJSI Europe).

Since the inception of the Financial Times Stock Exchange for Good (FTSE4Good) series, Telecom Italia has been present in all the major indexes:
- FTSE4Good Global;
- FTSE4Good Europe.

Telecom Italia is also included in the following indexes:

- Euronex Vigeo:
  – Europe 120;
  – Eurozone 120.

- Ethibel Sustainability Indexes (ESI):
  – Excellence Europe;
  – Excellence Global.

- ECPI Indexes:
  – ECPI Euro Ethical Equity;
  – ECPI EMU Ethical Equity.

Moreover, Telecom Italia is classified as "prime" in the OEKOM rating.

Tim Participações, the listed holding company of the TIM Brasil Group, has had its position confirmed in the ISE (Índice de Sustentabilidade Empresarial) index, managed by BM&F Bovespa (the São Paolo stock exchange) together with the Brazilian Environment Ministry and other financial and sustainability organisations.

Reporting

Scope and criteria

In accordance with the principle of materiality, unless otherwise stated, only subsidiaries with revenues greater than 300,000 Euro and more than 40 employees are taken into consideration in the sustainability report. This excludes discontinued companies and non-current assets held for sale, which are excluded both from the current year and the previous one, in order to ensure comparability of the data.

In accordance with the triple bottom line[1] approach, the company's economic and financial data has to be analysed and represented together with the environmental and social results. The overall analysis of company performance including all three dimensions provides stakeholders with complete and

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(1) This approach was defined for the first time by John Elkington in 1994 in the article "Towards the sustainable corporation: Win-win-win business strategies for sustainable development"., California Management Review 36, no. 2: 2: 90-100.

comprehensive information and allows interests to be balanced in a way that guarantees the success and survival of the company in the medium and long term. For this reason, as of FY 2002, the Group has integrated the sustainability data in the Consolidated Financial Statements, in fact preceding the application of European Directive 51/2003, which was transposed in Italy by Legislative Decree No. 32 of 2 February 2007.

The Sustainability Report is based on a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is drawn up according to a system of indicators (KPI - Key Performance Indicators) which measure the responsiveness and degree of achievement of objectives previously established for areas in which the Company has a major impact.

The KPIs are defined on the basis of:
- the analysis of the Global Reporting Initiative's guidelines[1];
- the demands received from stakeholders;
- the questionnaires sent out by the leading rating agencies for the purpose of admission to the stock market sustainability indexes;
- the experience the Company has gained in the field of sustainability over the years.

The KPIs are managed on a dedicated application system (BPC) that uses the same platform for financial reporting and controlling.

AccountAbility 1000 and GRI/Global Compact connection

The Sustainability Report is based on the AA1000 AccountAbility Principles Standard (APS 2008), adopted as of 2009, and set out below:
- **inclusivity**: identification of the stakeholders and their expectations, and development of involvement strategies aimed at improving the Company's sustainability performance;
- **materiality**: identification of the important issues for the organisation and its stakeholders;
- **responsiveness**: a description of the initiatives carried out by the Company to meet the expectations of stakeholders.

The adherence of Telecom Italia's Sustainability Report to the AA1000 standard is verified by the PricewaterhouseCoopers auditing company.

Through the materiality analysis, Telecom Italia identifies the priorities on which to focus its actions. The analysis is the result of a periodic assessment of stakeholders' expectations and internal priorities conducted by the Corporate Social Responsibility structure together with other business functions in their respective areas of responsibility.

The process involves three key steps:
- identifying and updating the sustainability aspects to be taken into consideration;
- prioritising the aspects identified by level of importance, both internally (Telecom Italia) and externally (stakeholders) in order to identify material aspects;
- validating the material aspects and identifying methods for reporting the results achieved.

The level of importance for stakeholders is determined by assessing the context in which Telecom Italia operates, the evolution of trends characterising the telecommunication industry and the sectors served by its products and services, the commitments made by the Company, both nationally and internationally, the feedback and demands received from stakeholders. The stakeholders considered include ethical rating agencies, institutions, associations, NGOs, employees, suppliers, competitors and customers.

The level of significance for Telecom Italia is instead determined by analysing the short and long term strategy, while also considering the Group's sustainability performance.

The following matrix illustrates the material aspects identified:

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(1) The Global Reporting Initiative (GRI) is an international organisation which has developed universally applicable guidelines for drawing up sustainability reports.



THE IMPACT (ECONOMIC/ENVIRONMENTAL AND SCIAL) ON TELECOM ITALIA
HIGH
MEDIUM
LOW
Energy management
Customer relations
Environmentally and socially responsible products
Child protection
Digital inclusion
Product responsibility
Impacts on supply chain
Employee relations
Relations with NGOs
Economic development
Relations with competitors
Media relations
Privacy and Data protection
Shareholder and analyst relations
Relations with Institutions
Relations with local communities
Direct environmental impact
LOW
MEDIUM
HIGH
INTEREST LEVEL/STAKEHOLDER EXPECTATION

Economic value generated and distributed

The economic value generated and distributed to stakeholders is shown below[1]. Since 2008, the method of presentation recommended by the Global Reporting Initiative (GRI) has been adopted, with appropriate adaptation.

(million euros)	2013	2012
Direct economic value generated		
a) Total revenue and operating income	23,731	26,044
b) Interest payable and dividends paid	149	167
c) Net gains (losses) on disposals of non-current assets	(82)	52
d) Direct economic value generated (a+b+c)	**23,798**	**26,263**
Economic value distributed		
e) Operating costs	10,976	12,067
f) Employee costs	3,087	3,333
g) Shareholders and providers of capital	2,508	3,047
h) Taxes and duties	961	988
i) Economic value distributed (e+f+g+h)	**17,532**	**19,435**
Economic value retained (d-i)	**6,266**	**6,828**

(million euros)	2013	2012
Wages and salaries	2,183	2,386
Social security costs	788	847
Other expenses	116	100
Employee costs	**3,087**	**3,333**

(million euros)	2013	2012
Purchases of materials and services	10,377	11,289
Other operating costs(*)	1,190	1,355
Change in inventories	(48)	4
Internally generated assets	(543)	(581)
Operating costs	**10,976**	**12,067**

(*) Mainly includes write-downs and charges connected to the management of non-financial credits of 380 million euros (501 million euros in 2012), accruals for risks of 100 million euros (197 million euros in 2012), and contributions and fees for the performance of TLC activities of 482 million euros (548 million euros in 2012) net of "Other taxes and duties" of 128 million euros (119 million euros in 2012) included in the item "Taxes and duties".

(million euros)	2013	2012
Dividends distributed	595	993
Interest payable	1,913	2,054
Shareholders and providers of capital	**2,508**	**3,047**

(million euros)	2013	2012
Income taxes	833	869
Indirect taxes and duties	128	119
Taxes and duties	**961**	**988**
regarding Italian activities	819	792
regarding activities abroad	142	196

(1) The value distributed to the stakeholder, The Community, is not shown in the table. Please see the respective chapter.

Customers

Customer satisfaction

The customer listening system aimed at monitoring customer satisfaction covers the following areas:
- operational processes and events assessed on a "reactive" basis, i.e. immediately after a specific event (e.g. delivery, assurance, sale, sales support);
- customer contact channels (e.g. points of sale, customer care, web, billing);
- key products and services (e.g. fixed and mobile broadband);
- life cycle (customer journey) monitored during the main stages of the customer's relationship with his/her operator;
- customer satisfaction assessed on a "reflective" basis, i.e. not in connection with a specific event, determined by the Customer Satisfaction Index - CSI - which adopts the international statistical survey standards (ACSI - American Customer Satisfaction Index model) to determine perceived quality in relation to the main satisfaction drivers for the various customer segments (consumer fixed, consumer mobile, small enterprise fixed and mobile, large/medium enterprise and vertical), particularly in comparison to similar services offered by the leading competitors (except for the vertical segment). The CSI is certified in accordance with the UNI 11098:2003 standard (guidelines for determining customer satisfaction and measuring the respective process indicators).

In 2013, the Customer Satisfaction surveys were reviewed in order to broaden the Customer Experience appraisal.

The CSI values of Telecom Italia by segment are shown below.

Customer segment

	2013	2012(*)
CONSUMER	75.84	75.45
SMALL ENTERPRISE	65.56	65.88
LARGE/MEDIUM ENTERPRISE + VERTICAL	71.75	71.38
TOTALS	73.01	72.76

Average satisfaction is measured on a scale of 0-100, where 0 means "not at all satisfied" and 100 means "completely satisfied".
(*)   For the purposes of this trend, the 2012 result has been recalculated based on the new CSI 2013 model.

The information in the following table refers to the average annual progressive value of total customer satisfaction with Telecom Italia's customer care service measured on a "reactive" basis.

Customer care client type

	Overall satisfaction	
	2013	2012
187 consumer fixed telephony	8.48	8.46
119 consumer mobile telephony	8.72	8.69
191 business fixed telephony	8.18	8.10
191 business mobile telephony	8.13	8.22

Average satisfaction measured on a scale of 1-10, where 1 means "not at all satisfied" and 10 means "completely satisfied".

Customer satisfaction within incentives schemes

Telecom Italia's managerial incentive systems include many targets associated with customer satisfaction, in keeping with the business plan for the current period. These targets are measured using customer satisfaction indexes monitored by means of periodic surveys: the overall CSI for the Company and the specific customer satisfaction indicators per customer segment.

Additional specific targets associated with quality parameters and consistent with the criteria established for corporate and segment customer satisfaction indexes have been established for particularly critical processes and activities (commercial and technical front-end).

Specific targets associated with customer satisfaction have also been established within the collective incentives scheme related to the employees of the Caring Service Division and Open Access (canvass).

Suppliers

General matters

The selection, assessment and control of the Telecom Italia Group's suppliers, for high risk procurement markets, involves a pre-contractual qualification stage in which the economic/financial and technical/organisational characteristics are assessed. Verification of these characteristics leads to inclusion in the register of suppliers.

The Group requires every supplier to make a commitment, on behalf of the company in question and any authorised sub-contractors, collaborators and employees, to observe the principles of ethics and conduct contained in the Group's Code of Ethics.

While the supply is taking place, registered companies which have received purchase orders normally undergo incoming quality control checks (a requirement for the acceptance and use of the purchased goods) and monitoring of the vendor rating (systematic assessment of the supply).

Sustainability initiatives

The main initiatives implemented in 2013 are listed below.
- The implementation of the new process that defines the activities aimed at improving the Corporate Social Responsibility (CSR) of the supply chain continued with a more comprehensive system of elements used to assess the sustainability of suppliers during the qualification stages, incoming quality and vendor rating. The most significant aspects of the process include:
  - the classification of suppliers based on the potential risks associated with their sustainability performance, carried out using a specific method that considers the social-environmental and business continuity aspects associated with the procurement markets in which they operate. For this reason, the markets have been classified based on parameters such as the geographical areas of reference and the risks associated with them, the potential impact on the environment and on society of the suppliers' activities and of the products/services supplied throughout their entire life cycle, and the impact on the reputation of Telecom Italia as a customer;
  - the creation of a matrix that, by relating the spending to the specific purchase market with the risk index calculated on the basis of the parameters described, has allowed purchase markets to be subdivided into four categories, identifying the most critical ones in terms of sustainability and economic impact. Suppliers belonging to the most at risk categories will undergo CSR audits carried out by staff from the company or specialised third party companies. These audits will be repeated periodically to monitor the implementation of corrective actions and, if the results are positive, in order to verify that the standard of performance found is being maintained;
  - the preparation of a self-assessment questionnaire to be submitted during the qualification of new suppliers belonging to the highest risk purchase categories, in terms of sustainability and, periodically, to previously qualified suppliers. Regularly updated based on the results and evolution of the qualification process, the questionnaire was developed according to the main requirements of the relevant responsible corporate management standards relating to respect for ethical values and to safeguarding the environment (including SA 8000, Global Compact and

ISO 14001) and to the best industry practices. Previously sent to over 100 significant suppliers identified by the above methods in 2011 and 2012, the questionnaire was implemented during 2013 in the application that handles the supplier qualification process, and will be extended in 2014 to significant suppliers operating in markets where sustainability is considered to be at risk.

- In October 2013, the ISO 9001:2008 certificate of conformity of the "Quality Management System" was confirmed for all the Procurement Departments under the responsibility of the Business Support Officer, with specific recognition for the initiatives taken in the field of sustainability. This initiative has led to the mapping of 26 department processes with the identification of 140 performance indicators that permit the monitoring and improvement of the administration of services supplied to internal clients and suppliers.

Sustainability checks

Activities intended to verify the CSR performance of common suppliers and sub-suppliers continued in the framework of the Joint Audit Cooperation (JAC), in accordance with the Memorandum of Understanding signed at the end of 2009 by Telecom Italia S.p.A., France Telecom S.A. (now Orange) and Deutsche Telekom AG. In 2011, Belgacom SA, KPN B.V., Swisscom Ltd. and Vodafone Group Services Limited signed up to the memorandum, followed by Telenor ASA and Teliasonera AB in 2012 and Verizon in 2013.

The purposes of the Joint Audit Cooperation are:

- to verify the sustainability of the most important suppliers/sub-suppliers that are common to the members of the JAC, with production plants located in geographical areas with a significant degree of socio-environmental risk. The checks are carried out by means of audits conducted by third parties using a specific method developed by the JAC members themselves, who share the results of the verifications;
- to contribute to the increased sustainability of suppliers/sub-suppliers involved by devising and implementing corrective actions and ongoing improvement programmes, thus establishing long-lasting and mutually beneficial cooperation with them in terms of efficiency, productivity and risk reduction in the supply chain.

Between 2010 and 2013, thanks to the gradual increase in the number of members of JAC, 112 audits were carried out – including 38 in 2013 - in production plants (suppliers and sub-suppliers) located in Asia, Central and South America and Eastern Europe. The checks were carried out through international specialised companies selected by competitive tender and related to a total of around 400,000 workers. The suppliers included in the audit campaign belonged to the user devices and equipment, network equipment and IT equipment production sectors.

For all the non-conformities encountered, specific corrective action plans were drawn up that established resolution procedures and timetables amongst others. The implementation of these plans is monitored on a constant basis by the JAC members.

In total, the work allowed 41% of orders to be verified in the main procurement markets considered to present the greatest socio-environmental risk.

Involvement initiatives

Use of the suppliers' portal (Vendors Hub), launched at the end of 2011 to improve communication and optimise operational processes by applying social networking systems to the business context, is now well established. The portal now includes 1,600 active vendors on the application platform.

The portal allows suppliers to access a private area to view important data and events connected to their relationship with Telecom Italia and manage all their own details, thus improving the smooth operation and transparency of the relationship. The Vendors Hub also includes a public area containing information for potential suppliers.

Documents are exchanged electronically (e.g. offers, purchase orders, contracts, qualification documentation, surveys), thus reducing the environmental impact resulting from the use of paper and from transportation and storage.

For the seventh consecutive year, the Group's main suppliers have been involved in the survey on satisfaction with the Purchasing department and, more generally, with Telecom Italia. The online questionnaire, consisting of 27 questions, remained active for 2 weeks. The analysis involved 1,323 active suppliers in the Vendors Hub, with a participation rate of 48.3%, higher than the one recorded in previous editions and around 6% higher than the one achieved in 2012. The overall assessment of the supply relationship with the Telecom Italia Group achieved a score of 75/100, which is the same as it was in 2012. The positive satisfaction rating achieved in previous surveys was therefore confirmed.

The two e-communities set up in previous years for suppliers in the civil infrastructure and network operations sectors, aimed at improving dialogue, mainly regarding social and environmental sustainability, were replaced by the corresponding Collaboration Areas available on the Vendors Hub portal.

The Environment

Environmental performance

The information regarding environmental performance is drawn from management data, some of which is estimated. The data shown below relate to energy use (heating, transport and electricity), atmospheric emissions, use of water, paper and waste production. In order to allow a more accurate comparison to be drawn, for 2011 and 2012 the information reported for the Media segment refers to the same consolidation scope as in 2013 following the disposals. In any case, the overall size, and therefore the impact of the Media segment on the Group's performance, have fallen significantly, as can be seen from the percentage change in the value of the main indicators in 2013 compared to previous years. In some cases, the value of the indicators considered has fallen to zero, which explains the minus 100% change compared to the previous year(s).

Energy
Energy consumption by the Telecom Italia Group is presented according to the guidelines proposed by the Global Reporting Initiative regarding direct consumption for heating and transport (Scope1), and indirect consumption for the purchase and use of electricity (Scope2), according to the GreenHouse Gas Protocol[1] definition.

Heating systems

Energy for heating: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Energy generated by heating oil	MJ	108,152,289	99.77%	0%	0%	0.23%
Energy generated by natural gas	MJ	686,974,478	93.97%	0%	0%	6.03%
Total energy for heating	**MJ**	**795,126,767**	**94.76%**	**0%**	**0%**	**5.24%**

Total energy for heating: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	MJ	**795,126,767**	**94.76%**	**0%**	**0%**	**5.24%**
2013 v. 2012		23.42%	27.97%	0%	(100%)	(23.40%)
2013 v. 2011		19.97%	24.45%	0%	(100%)	(24.43%)

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[1] The GHG Protocol (Greenhouse Gas Protocol Initiative), established in 1998 by the World Resources Institute and the World Business Council for Sustainable Development, develops calculation methods and studies aimed at promoting innovation and assuming responsibility for climate change.

The data in the table show that, compared to 2012 and 2011, particularly for the Domestic BU, use of energy for heating has increased, essentially because of the review of the way energy use is assessed following receipt of a large adjusted bill for natural gas used in previous years, which was only provided by the utility company during the course of 2013. The way in which the energy use of large buildings is measured has been made much more accurate and efficient by the distributor.
In Brazil, thanks to the particular weather conditions all year round, there is no need for space heating.

Transport[1]

Energy for transport: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Energy from unleaded petrol	MJ	62,003,861	18.65%	81.25%	0%	0.10%
Energy from diesel fuel	MJ	655,486,802	96.88%	0.13%	0.90%	2.09%
Energy from LPG	MJ	5,728,466	100%	0%	0%	0%
Energy from CNG	MJ	511,341	100%	0%	0%	0%
Total energy for transport (*)	**MJ**	**723,730,470**	**90.21%**	**7.08%**	**0.82%**	**1.89%**

(*) Represents conversion into Megajoules of the consumption of unleaded petrol, diesel and LPG (expressed in litres) and CNG (Compressed Natural Gas) expressed in kg.

Total energy for transport: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	MJ	723,730,470	90.21%	7.08%	0.82%	1.89%
2013 v. 2012		(2.92)%	(3.67)%	8.40%	(21.83)%	6.11%
2013 v. 2011		(6.45)%	(8.19)%	20.94%	(4.60)%	(1.73)%

Total number of vehicles: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	no.	20,017	93.86%	4.97%	0.22%	0.95%
2013 v. 2012		(0.94)%	(1.42)%	17.49%	(55.00)%	(5.91)%
2013 v. 2011		(2.79)%	(3.67)%	26.14%	(50.55)%	(9.05)%

Total distance travelled: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	Km	312,370,570	92.64%	5.10%	0.78%	1.48%
2013 v. 2012		(2.94)%	(3.38)%	10.47%	(31.60)%	6.74%
2013 v. 2011		(5.96)%	(7.05)%	16.49%	(1.53)%	(1.74)%

The reduction in energy use for transport is due to the shorter distances travelled by the company's vehicles in Italy, although distances travelled have increased in Brazil.

The figures for electricity used to operate telecommunication and civil/industrial technological plants are reported in the next page.

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[1] The data shown in the tables and graphs relating to transport refer to all the Group's vehicles (industrial, commercial, used by senior managers/middle managers/sales people), both owned and hired. The vehicles, consumption and mileage of vehicles owned or in use by the sales force of Tim Brasil have been included only where usage is significant and continuous.

Electricity procured and produced

Electricity consumption: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Electricity from mixed sources	kWh	2,363,172,937	81.91 %	17.11%	0.81 %	0.17 %
Electricity from renewable sources	kWh	39,122,154	89.18%	0%	0%	10.82%
Total electricity	**kWh**	**2,402,295,091**	**82.03%**	**16.83%**	**0.79%**	**0.35%**

Total electricity consumption: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	kWh	**2,402,295,091**	**82.03%**	**16.83%**	**0.79%**	**0.35%**
2013 v. 2012		0.10%	(1.11)%	10.78%	(24.49)%	(51.29)%
2013 v. 2011		0.03%	(2.07)%	16.37%	(20.97)%	(53.43)%

Group-wide energy consumption in 2013 remained substantially unchanged compared to both the previous years, despite the increased volume of traffic of the data handled: in Italy there was a further decrease compared to previous years, while in Brazil there was a significant increase. Generally speaking, the increase in consumption would be much more significant, given the development of the telecommunication network and services, if actions were not taken to seek energy efficiency opportunities.
The reduction target set in 2012 for Telecom Italia S.p.A. was in any case achieved.

In accordance with the energy policy adopted, the Group continued to take action in the following areas this year:
- seeking energy saving opportunities, i.e. recovering energy without structural changes but through organic action - e.g. temperature alignment and redefinition of Group policies, improving the efficiency of existing cogeneration plants, energy stations, recalibration of set-points in multi-system sites, cogeneration refrigeration systems, free cooling, disconnection of obsolete equipment;
- technological upgrading and distributed generation work, with investments aimed at achieving "less use at a lower cost", including free cooling technologies, prioritising air conditioning, office lighting and industrial sites, as well as trigeneration plants (including micro plants), geothermal and other renewable sources;
- work on organisation and Energy Engagement to identify the "enabling factors" for the purpose of achieving energy savings, defining roles aimed at guiding the implementation of initiatives to disseminate the results achieved at all levels and promoting an energy-saving culture in the company.

Previously launched energy saving initiatives continued and new initiatives were undertaken in 2013 in Italy, including:
- technological modernisation and streamlining of exchange and Radio Base Station (RBS) equipment, involving 650 power stations (2.8% of the total), 591 dedicated air conditioning systems (1.4% of the total) and 1,818 batteries (4.5% of the total);
- as part of the work done on technological systems serving buildings and telecommunication systems:
  - the programme launched in 2011 to replace traditional (neon and dichroic) lamps with innovative and energy efficient LED lighting systems was completed in 2013. In total, over 350,000 bulbs have been replaced and a saving of over 9 GWh/year has been estimated for every 100,000 replacements made. The benefits of the initiative include the longer life of LED lamps, fewer scheduled maintenance activities and less invasiveness of these activities because lamp replacement doesn't require replacement of the light fixtures, as well as lower environmental impact resulting from the smaller number of fluorescent bulbs being used;
  - the replacement of lighting fixtures (ceiling lights) has been launched in offices. These new lighting fixtures will be fitted with presence detectors and will be dimmable according to the amount of lighting from the outside. The programme provides for the replacement of 30,000 lighting fixtures by 2015, using energy efficient LED fixtures;

- by 2016, Telecom Italia plans to reduce energy use for lighting by 50%, down from the figure of over 80 GWh used in 2011; this objective goes beyond the expectations expressed by the Digital Agenda for Europe which provides in 2020 for an overall reduction of 20% of the electricity used for lighting through the adoption of solid state light sources and intelligent management systems;

- as part of the plan to supply power to telephone boxes remotely from telephone exchanges launched in October 2011, a telephone box removal plan was completed in early 2013, resulting in the removal of 27,500 telephone boxes since the beginning of the programme. This has resulted in a total energy saving of 10 GWh/year. The remotely powered telephone boxes are lit with energy efficient LED lights controlled by presence sensors;

- an energy audit programme was launched in the exchanges and Data Processing Centres of the Group's 100 most energy-intensive buildings. Some of the efficiency measures identified following the initial energy audits were implemented during 2013 (around 24 measures). Furthermore, significant work is being carried out at the Bari Data Processing Centre resulting in an estimated annual saving of over 3 GWh. In particular, work was launched to replace cooling systems with new more efficient ones and to remove/reassign existing machines;

- the following projects were launched as part of the work done to increase self-generation:
  - the transformation of 4 of the 5 micro-cogeneration plants (Asti, Verona, Salerno, Treviso) into trigeneration systems was completed. Adaptation work planned at the Lanciano site is awaiting completion. Once fully operational, these plants will efficiently generate around 5.5 GWh/year;
  - 7 new traditional trigeneration plants (bigger than 0.5 MWe) plus 2 plug&play (240 KWe) plants were created. Testing of all the systems launched during the course of the year will be completed within the first half of 2014. Once fully operational, these plants will be able to generate around 70 GWh/year. A further 6 sites were also identified for the creation of plug&play plants, the construction of which was launched at the end of 2013 and will be completed by 2014;
  - the performance of existing trigeneration plants was improved further by increasing the hours of operation in order to bring them into line with the best performer (around 8,000 hours/year). The work done to improve the energy efficiency of trigeneration plants in 2013 was specifically focused on cooling systems, given the specific local energy requirements of the plants serving Data Processing Centres, which use significant amounts of energy and require processing plants and systems to be cooled as well as the neighbouring office premises to be heated. The efficient self-generation of electricity, heat and cooling is achieved by using trigeneration plants sized according to local requirements;
  - installation of photovoltaic panels in 106 smaller sites identified among the fixed network exchanges and Radio Base Station. This project, which was launched at the end of 2012, was completed in the first half of 2013. Around 1 GWh/year is expected to be saved;
  - construction of an experimental solar cooling system in a medium-sized fixed network site for the production of chilled water for air conditioning by absorption of solar thermal energy. The project was completed in 2013 and will be able to achieve an annual saving of 0.25 GWh;

- the following projects were launched as part of energy management work:
  - real time energy usage monitoring by submetering across 2,700 sites which account for 53% of Telecom Italia usage (equivalent to 0.5% of electricity use in Italy). This activity provides for the installation of energy metering devices to monitor the electricity used by the core elements of the technology infrastructure, in order to identify and implement efficiency recovery measures;
  - monitoring the application of temperature alignment policies in Radio Base Stations, in the main fixed network exchanges and offices. The network of sensors installed and controlled by the Telecom Italia Smart Center allows the operating temperatures and environmental conditions of technological systems and offices to be detected promptly. Constant monitoring and checking of compliance with technical policies and regulations allows abnormal situations or faults to be corrected promptly, thus ensuring optimum environmental and operating conditions, with obvious energy benefits;

- Information Technology efficiency project initiatives continued, including: replacement of energy-intensive machines with new lower energy servers, storage consolidation, storage efficiency measures (data rationalization, storage virtualization), installation of additional thin client devices. All the initiatives identified and launched will allow around 9 GWh/year to be saved when fully operational.

During 2013, Telecom Italia was awarded Energy Efficiency Certificates (EEC) for 9 projects relating to previous years. Established by ministerial decree of 20 July 2004, EECs, also known as "White Certificates", are issued by GSE[1] to reward entities carrying out innovative projects resulting in a significant saving of electricity or fuel. One "White Certificate" corresponds to 1 TOE (Ton of Oil Equivalent) saved. "White Certificates" have an economic value because they are purchased by entities (such as electricity generation companies) whose activities create CO_2 emissions to offset them against the "credits" purchased from entities who voluntarily achieve energy efficiencies. This makes it easier for the entities that are required to comply to achieve the reduction targets imposed by the Authority, and therefore avoid penalties. The 9 projects for which Telecom Italia has been recognised amount to over 23,000 TOE saved per year and to an incremental income of over 16 million euros. A further 18 projects are being assessed that correspond to a saving of over 55,000 TOE per year.

In 2013 Telecom Italia achieved the ISO 50001 certification. This certification represents the best international energy management practice based on national regulations. ISO 50001 supports organisations and companies of all kinds in implementing the processes required to analyse energy consumption (including electricity, gas and water), in order to establish energy performance objectives and indicators to reduce consumption and identify opportunities to improve energy efficiency and reduce waste.

Atmospheric emissions

Greenhouse gas emissions by Telecom Italia and the Group consist almost exclusively of carbon dioxide and are due to the use of fossil fuels for heating, transport, electricity generation, purchase of electricity produced by third parties and staff travel (for business trips and commuting between home and work). In addition to these, dispersals of hydrochlorofluorocarbons and hydrofluorocarbons (HCFC and HFC) from air conditioning plants are also considered and converted into kg of CO_2 equivalent.

For atmospheric emissions as well, use is made of the Global Reporting Initiative - GRI Version 3 - guidelines, which refer to the definitions of the GHG Protocol, distinguishing between direct emissions (Scope1: use of fossil fuels for vehicles, heating, power generation), indirect emissions (Scope2: purchase of electricity for industrial and civil use) and other indirect emissions (Scope3). Unless otherwise stated, the atmospheric emission figures given in this Report have been calculated based on the updated coefficients made available by the GHG Protocol[2].

The following tables show the total CO_2 emissions of the Telecom Italia Group.

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(1) Gestore dei Servizi Energetici (GSE S.p.A.) is the state-owned company which promotes and supports renewable energy sources in Italy– www.gse.it

(2) Emissions relating to the consumption of electricity purchased in the Italian market have been calculated by using the latest coefficient (2009) calculated by the GHG Protocol - which considers the national energy mix - equal to 386 grams of CO_2/kWh. For Brazil, the average coefficients for 2011, 2012 and 2013 have been used, as calculated and published by the *Ministério da Ciência, Tecnologia e Inovação* (Ministry of Science, Technology and Innovation), of approximately 29.2, 65.3 and 96 (to be confirmed) grams respectively of CO_2/kWh. This trend displays an increasing tendency by Brazil to use fossil fuels.

Atmospheric emissions

Direct emissions of CO$_2$ under Scope 1 GRI: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
CO$_2$ emissions from transport	kg	53,905,899	90.55%	6.72%	0.82%	1.91%
CO$_2$ emissions from heating	kg	45,378,959	95.01%	0%	0%	4.99%
Emissions of CO$_2$ equivalents for HCFC/HFC$^{(*)}$ dispersals	kg	11,849,200	100%	0%	0%	0%
CO$_2$ emissions from electricity generation by cogeneration	kg	43,354,080	100%	0%	0%	0%
CO$_2$ emissions from electricity generation using diesel	kg	2,869,311	80.57%	16.16%	3.22%	0.05%
Total direct emissions of CO$_2$ - under Scope1 GRI	**kg**	**157,357,449**	**94.97%**	**2.60%**	**0.34%**	**2.09%**

(*) Hydrochlorofluorocarbons (HCFC) and hydrofluorocarbons (HFC), in terms of equivalent CO$_2$ emissions are determined by reference to specific Global Warming Potential (GWP) parameters for the two gases: the index is based on a relative scale that compares the gas considered with an equal mass of carbon dioxide with a GWP of 1. The GWP of HCFC used was 1,780 and that of HFC was 1,300.

Total direct emissions of CO$_2$ under Scope 1 GRI: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	kg	157,357,449	94.97%	2.60%	0.34%	2.09%
2013 v. 2012		8.66%	9.58%	7.68%	(25.87)%	(16.13)%
2013 v. 2011		(2.61)%	(2.37)%	7.63%	(20.73)%	(18.51)%

Indirect emissions of CO$_2$ under Scope 2 GRI: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
CO$_2$ emissions from purchases of electricity generated by mixed sources	kg	763,175,702	93.75%	5.08%	0.96%	0.21%
Total indirect emissions of CO$_2$ - under Scope2 GRI	**kg**	**763,175,702**	**93.75%**	**5.08%**	**0.96%**	**0.21%**

Total indirect emissions of CO$_2$ under Scope 2 GRI: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	kg	763,175,702	93.75%	5.08%	0.96%	0.21%
2013 v. 2012		0.51%	(1.14)%	62.89%	(24.53)%	(22.80)%
2013 v. 2011		1.41%	(2.10)%	283.32%	(21.02)%	(32.78)%

Other indirect emissions of CO$_2$ under Scope 3 GRI: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
CO$_2$ emissions from work-home commuting$^{(*)}$	kg	64,031,153	93.37%	5.32%	0.15%	1.16%
CO$_2$ emissions from air travel$^{(**)}$	kg	15,060,647	68.64%	31.36%	0%	0%
Total other indirect emissions of CO$_2$ - under Scope3 GRI	**kg**	**79,091,800**	**88.66%**	**10.28%**	**0.12%**	**0.94%**

(*) In determining the impact of home-work commuting, reference is made to statistical data produced on the company's personnel.

(**) Emissions due to air travel were calculated using the coefficients proposed by the GHG Protocol based on the number of journeys actually made, subdivided by the duration of each individual journey (short or long).

Total other indirect emissions of CO$_2$ under Scope 3 GRI: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
kg		79,091,800	88.66%	10.28%	0.12%	0.94%
2013 v. 2012		(0.42)%	0.44%	(5.26)%	(3.45)%	(19.67)%
2013 v. 2011		(4.48)%	(4.17)%	4.92%	(84.64)%	(40.21)%

Total emissions of CO$_2$: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
kg		999,624,951	93.54%	5.10%	0.80%	0.56%
2013 v. 2012		1.64%	0.55%	40,93%	(24.42)%	(18.58)%
2013 v. 2011		0.27%	(2.30)%	135.39%	(24.83)%	(26.41)%

The Group's total atmospheric emissions grew by an insignificant amount compared to the previous year. The following are a number of considerations on how individual items contributed to the overall result:

- reduction of emissions due to lower consumption by vehicles;
- increase in CO$_2$ equivalent emissions relating to HCFC and HFC gases used in air conditioning plants;
- increase in emissions attributable to cogeneration, resulting from the company's decision to invest more in this technology, with positive financial and environmental benefits. The increase is in any case offset by the lower amount of power purchased from the grid, which overall has led to a positive balance being achieved in terms of emissions;
- slight increase in emissions from diesel electricity generators in situations where the electricity distribution network is unavailable;
- slight increase in emissions resulting from electricity consumption;
- increase in emissions from business air travel by employees, which would have been greater if less recourse had been made to audio and video-conferencing.

Water

Water consumption

Water consumption: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Consumption of water drawn from artesian wells	m^3	367,910	0%	0%	0%	100%
Consumption of water drawn from supply companies	m^3	4,509,603	95.14%	4.65%	0.01%	0.20%
Consumption of water drawn from other sources	m^3	20,276	0%	100%	0%	0%
Total water consumption(*)	m^3	4,897,789	87.60%	4.69%	0.01%	7.70%

(*) The significant impact of the Olivetti BU is due to drawings from artesian wells by the industrial component.

Total water consumption: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
m^3		4,897,789	87.60%	4.69%	0.01%	7.70%
2013 v. 2012		(14.13)%	(5.41)%	6.87%	(97.21)%	(59.80)%
2013 v. 2011		(12.40)%	(4.40)%	28.35%	(97.28)%	(58.53)%

Water use, particularly by the Olivetti BU, fell significantly, due to a more accurate assessment of consumption based on invoiced data recorded.

Paper

Paper for office use

Paper purchased: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Non-recycled paper purchased	Kg	2,994	49.77%	50.23%	0%	0%
Recycled paper purchased	Kg	2,089	0%	100%	0%	0%
FSC certified paper purchased	Kg	356,640	83.08%	13.63%	0.14%	3.15%
Total paper purchased	**Kg**	**361,723**	**82.32%**	**14.43%**	**0.14%**	**3.11%**

Total paper purchased: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	Kg	361,723	82.32%	14.43%	0.14%	3.11%
2013 v. 2012		(21.96)%	(21.76)%	(17.22)%	(94.82)%	12.50%
2013 v. 2011		(33.11)%	(33.13)%	(31.09)%	(94.75)%	12.50%

Purchases of paper for office and commercial use (telephone bills) continue to be directed at product types that meet the highest environmental standards based on the responsible management of forests according to the Forest Stewardship Council (FSC, see fsc.org) requirements.

The reduction in paper consumption for office use shown in the table is in line with a historical trend resulting from work done to raise awareness about the responsible use of paper in the workplace and rationalisation of energy use through the *"printing on demand"* project, which provides for the use of shared high performance printers and settings that save energy and consumables. Activities continued with the aim of achieving overall reductions in the use of paper for business purposes, including the promotion among customers of electronic invoices and statements.

Waste

The data shown in the table refer to the quantity of waste consigned[1] and recorded by law[2].

Waste

Waste consigned: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Hazardous waste	Kg	5,180,570	93.41%	6.06%	0%	0.53%
Non-hazardous waste	Kg	11,310,588	93.91%	3.50%	0.14%	2.45%
Total waste consigned[*]	**Kg**	**16,491,158**	**93.75%**	**4.31%**	**0.10%**	**1.84%**

(*) The data does not include the Domestic BU telephone poles because these are not disposed of as ordinary waste but under the framework agreement signed in 2003 with the Ministry of the Environment, the Ministry of Production Activities and the production and recovery companies, subject to the favourable opinion of the conference of State-Regions-Autonomous Provinces. In 2013, Telecom Italia decommissioned 138,224 poles weighing a total of 11,057,851 kg.

Total waste consigned: Group breakdown by Business Unit (%) and % variation compared to the previous two years

		Group	Domestic	Brazil	Media	Olivetti
	Kg	16,491,158	93.75%	4.31%	0.10%	1.84%
2013 v. 2012		(14.63)%	(14.34)%	8.52%	(86.45)%	(38.35)%
2013 v. 2011		(17.85)%	(16.44)%	(23.23)%	(86.04)%	(42.56)%

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(1) "Waste consigned" refers to the waste delivered to carriers for recycling or reclamation or disposal.
(2) Slight variations compared to the situation on December 31 may occur until the following March 30, because the source of the data is the records of waste loaded and unloaded, which are consolidated once the actual weight at destination has been verified. The information is supplied to the producer of the waste within 3 months of consignment, which is the reason for the potential variations in the data.

Waste sent for recycling or recovery: Group breakdown by Business Unit (%)

		Group	Domestic	Brazil	Media	Olivetti
Waste sent for recycling or recovery	Kg	15,091,886	95.47%	2.93%	0%	1.60%
% Waste sent for recycling or recovery		91.52%	93.19%	62.34%	0%	79.39%

Waste data varies over time according to the quantities and types delivered to the companies contracted to treat it. The most important item of data for Telecom Italia's purposes is the ratio between waste produced and sent for recycling/recovery, which has grown to a significant level.

Electromagnetic emissions

The actions of the Telecom Italia Group on the subject of electromagnetic emissions are essentially:

- careful management of its equipment during its entire life cycle and in compliance with current regulations and internal standards of efficiency and safety;
- deployment of, and constant research into, the latest technological instruments for checks and controls;
- systematic monitoring of the levels of electromagnetic emissions in installations aims to ensure that legal limits are respected and high safety standards are maintained for workers and the general population. According to the checks carried out in Italy, the electromagnetic emissions generated are well within legal limits;
- as part of the certification of mobile phones sold on the market under the TIM brand, TILab performs tests on all technologically innovative products to check the SAR (Specific Absorption Rate) declared by suppliers. This parameter estimates the quantity of electromagnetic energy per unit of body mass absorbed by the human body in the event of exposure to the electromagnetic field generated by mobile handsets. Telecom Italia certifies and sells through its sales network only mobile handsets with a SAR value lower than the limit set by European legislation. In determining this conformity Telecom Italia complies with the instructions given in the ICNIRP (International Commission on Non-Ionizing Radiation Protection) guidelines and subsequent declarations of conformity[1]. This qualification, which is carried out during the pre-marketing stage, when Telecom Italia does not often have the SAR value declared by the supplier, makes the test more valuable than a simple quality control check.

The Community

The contribution made to the community by the Telecom Italia Group, calculated according to the London Benchmarking Group (LBG) guidelines, amounted to 46.4 million euros in 2013 (36.4 million euros in 2012).
The contribution has been calculated using management data partly based on estimates.

More than 100 major international companies subscribe to the LBG, which was founded in 1994 and is the global gold standard for the classification of voluntary contributions made by companies in favour of the community.
In accordance with the LBG model, in order to measure and represent the Group's commitment to the community, the contributions disbursed have been subdivided into three categories (Charity, Investments in the community, Initiatives in the community), adopting the customary pyramid-shaped representation, which places initiatives of a charitable nature at the top and initiatives which in addition to being of benefit to the community are in the commercial interest of the Company at the bottom.

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[1] Guidelines for Limiting Exposure to Time-Varying Electric, Magnetic, and Electromagnetic Fields (up to 300 GHz). Health Physics 74 (4): 494-522; 1998; Statement on the "Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields (up to 300 GHz)". Health Physics 97(3):257-259; 2009.

LBG DIAGRAM
46.6 million euros


Charity
1.8
Investments in the community
23.3
Initiatives in the community
21.5

% DISTRIBUTION OF THE TELECOM ITALIA GROUP'S CONTRIBUTION TO THE COMMUNITY


Charity
3.7%
Investments in the community
50.1%
Initiatives in the community
46.2%

Telecom Italia Foundation commitment

The Telecom Italia Foundation (FTI) expresses the social commitment of Telecom Italia, from which it has inherited its founding ethical principles, its spirit of technological innovation, its attention to local issues and its strong sense of responsibility towards the community, which are part of the Group's DNA.

The values that have defined the identity of the FTI over time are:

- creative intuition linked to the spirit of technological innovation;
- local creative mastery;
- focus on social issues, as a commitment to the community.

Through replicable and measurable models based on the use of technologies, the mission is to promote and support the three areas in which it focuses its activities and resources:

- in the social field, with educational and support initiatives dedicated to vulnerable or otherwise disadvantaged people;
- in enhancing projects applied to education, training and scientific research;
- in protecting historic and artistic heritage, developing ways of using and disseminating knowledge of the heritage itself.

In 2013, funding was disbursed for 43 projects, including 22 new ones. FTI operates through invitations to tender and open calls, in response to which only non-profit-making entities and associations are entitled to submit projects. The by-laws also allow the Foundation to provide direct funding for particular projects it considers to be consistent with its operating vision.

The main initiatives in 2013 are listed below.

Open Call on communication impairments
With the open call launched in February 2013, FTI decided to focus on language disorders, which account for over 70% of neuropsychiatric conditions in children and which the WHO says are a warning bell for mental health, considering that in 2/3 of cases they tend to develop into psychiatric disorders in adolescence and adulthood unless dealt with appropriately.
205 projects were received and out of these 3 winners were selected:

1. **Volis Project**

Hearing loss affects 70,000 people in Italy. The Volis project aims to develop Italian sign language (LIS) and verbal language comprehension tests with the help of lip reading and all the available language techniques that can be used with deaf or hearing children with communication or language impairments associated with developmental disorders, such as intellectual disabilities and autistic spectrum

disorders. These tests will be implemented on an online platform accessible to all the professionals involved (communication assistants, educators, teachers, speech therapists, psychologists, child neuropsychiatrists), subject to registration and authentication. The cloud-based platform will record the answers given by the child being tested, producing a score that will be related to the child's medical history in order to determine the level of understanding of sign language by the child and make any clinical treatment proposals. Furthermore, the protocol created will be made available in OpenAPI mode.

2. SI DO RE MI Project

Autism affects 1 in 150 children in Italy. There are over 6.2 million children currently between the ages of 1 and 12 years old. The number of children interested by the project is therefore estimated to be around 42,000. The project provides for the development of a system that uses cloud computing to control sound and music generated by the gestures of children affected by autism. The acoustic feedback thus created is intended to emphasise and stimulate interaction with the surrounding world. The data related to children interacting with the system is monitored remotely by specialists to analyse trends in the disorder.

3. Cinque Petali (Five Petals) Project

Cinque Petali, a project run by the Piacenza local health authority, is dedicated to children with language/learning disorders and aims to strengthen the technological tools available to support rehabilitation and develop preventive action for children, with a view to reducing the occurrence of forms of behaviour during development that can develop into psychiatric disorders in adolescence and adulthood. The Piacenza local health authority intends to support all the 2,850 children in its care who are affected by serious communication impairment with a diagnosis of developmental disorders (1,476). The project intends to supply 100 iPads equipped with the main compensatory computer programs (which children will use at school, at home and in their leisure time) with individual and customised paths aimed at ensuring independent communication, integration and interaction for socialising with their peers, networking and constant monitoring of the child by the healthcare system.

Tenders launched by the Foundation

Invisible assets, places and mastery of traditional crafts

July saw the end of a new tendering process in which the "invisible assets" of historic and artistic heritage are associated with the recovery and reassessment of ancient crafts. The tendering process aims to demonstrate that creative spirit is alive in Italy and makes the country unique. This spirit can be combined with the enabling technologies of the web and digital connections, which are a vital component of the tender, as they provide a driving force for Italian culture and economy as a whole, promoting the tendered project both in Italy and abroad.

The tender process attracted great interest among non-profit organisations, municipalities and universities.

Projects received: 478 - Towns interested: 272 - Crafts involved: 168

Promoting the integration of foreign citizens

FTI launched a tender process for "Promoting the integration of foreign citizens by using technological platforms". The purpose of this tender is to help towns with a resident population of over 50,000 inhabitants, where at least 9% of the population are foreign, to improve knowledge of the services available for foreign users, guiding users and operators and making it easier for them to use the available services by creating portals, communication points in the main meeting places and specific free apps.

Projects received: 25 out of 56 municipalities eligible (45%) - Regions involved out of the number eligible to take part (9 out of 11 = 81%).

Other significant projects launched in 2013

Italy-Brazil Project: educating new global citizens project
Working with Oxfam Italy, FTI implemented its first international project in Brazil. The project aims to create an Educational Social Network between 20 secondary school classes in Brazil (São Paulo area) and secondary schools in Italy, involving and training 20 teachers and over 500 students to form a learning community. The aim is to contribute to the fight against poverty and social exclusion, strengthening the quality of educational processes and improving dialogue and participation between the new citizens of the world through an educational exchange on issues of active citizenship, the protection of environmental resources and access to new technologies.

Io parlo italiano (I speak Italian) Project
FTI and the Italian Ministry of Education, Universities and Research are supporting the "Io parlo italiano" project run by 75 schools in eight Italian regions and aimed at promoting the integration of foreign students arriving in Italy as teenagers without speaking the language. The project provides a language laboratory crash course in Italian during school hours and language support outside school.

AgendaImpegno
For the second year running, FTI and Telecom Italia have been working with "Libera Associazione contro le Mafie", an association founded by Father Luigi Ciotti, on a new project that aims to encourage, action, contributions and discussions on important issues ranging from respect for the Italian constitution to the right to work, from environmental protection to the fight against poverty, all through a dedicated space on the Internet.

Initiatives involving employees
FTI is also very careful to look within the Company with initiatives that promote the volunteering spirit of its employees actively engaged in social work with non-profit-making organisations. In 2013, FTI launched Fondazione Italiax10, an initiative involving the Group's employees in presenting projects, in partnership with their favourite charities, in three areas: violated rights, care and support for dependent elderly people and combating poverty. A competition held on the Company's intranet resulted in 10 winning projects being selected, the best of which will be supported by FTI with a financial contribution. Projects received: 66, votes vast on the intranet by employees 10,000.

In 2013, FTI also launched a corporate volunteering initiative involving many employee "angels" from all over Italy who passionately and enthusiastically support FTI in its philanthropic activities. The first activity in which Telecom Italia employees were asked to participate was the assessment of projects received in response to the "Invisible assets, places and mastery of traditional crafts" call for tenders.

Digital Inclusion

Telecom Italia has been developing and supporting media education projects for a long time, with the aim of raising the awareness of young people to make an informed use of the Internet and stimulate the interest of senior citizens in new digital technologies, with the aim of gradually developing understanding and sensitivity to the digital phenomenon as a whole.
The main initiatives implemented in 2013 are listed below:
- *Navigare Sicuri* is the project aimed at educating children, teenagers and their teachers to make an informed and responsible use of the Internet and digital media, developed in associated with the Italian Ministry of Education, the Movimento Bambino Foundation, Save The Children and Atlantyca. Important issues were tackled in the three-year period 2010-2013, including: grooming, cyberbullying, identity theft, sexting, internet addiction disorder, piracy, during meetings held in 40 cities in 20 regions, 252 primary and middle schools (76 in 2012-2013), with over 80,000 students trained using the promotional material (30,000 in 2012-2013). The project website has over 200,000 unique visitors, with 50,000 likers on Facebook and 20,000 followers on Twitter. The awards achieved include the memorandum of understanding with the Italian Ministry of Education,

inclusion in the ITA-EU CSR plan and the endorsement as a best practice by FOSI (Family Online Safety Institute);

- the *Anche io ho qualcosa da dire* (I have something to say too) project was developed in 2013, involving over 30,000 students in self-organised meetings held in three cities with experts on different aspects of online safety for children: education, medicine, paediatrics, psychology, social, legal and technical computing, which also received the attention the President of Italy, Giorgio Napolitano, in a message sent for the inaugural stage;
- *Navigare Insieme* is the project dedicated to ensuring the digital inclusion of the over 60s, following on from Telecom Italia's previous digital education projects for the elderly: Internet Saloon and Telemouse. Training activities took place until May 2013, with 200 courses in 104 schools and 33 "digital workshops" in 16 cities, thanks to 3,000 students and volunteers from 7 associations, and online, thanks to the involvement of experts from the world of the Internet with a web-based e-learning path.

Over 10,000 over 60s were trained, while the project's website recorded around 100,000 unique visitors, with 28,000 likers on Facebook and 16,000 followers on Twitter.

Culture and Digital Technology

In 2009, Telecom Italia began to work with major Italian artistic and cultural organisations to develop projects aimed at bring excellent cultural content together with digital language, making the most of the interaction opportunities offered by the Internet.

Telecom Italia assumed a role recognised by partners involved in digital dissemination initiatives in the fields of music (National Academy of Saint Cecilia, Music for Rome Foundation), opera (Fondazione Lirico Sinfonica Petruzzelli e Teatri di Bari), literature (Festival of Literature), science (Festival of Science, MUSE), classical art (Villa Borghese Museum), contemporary art (Maxxi, AMACI) and performance art (Roma Europa Foundation), highlighted in particular by the first Premio Cultura + Impresa awarded to the Company by the Cultura + Impresa non-profit-making committee dedicated to the best partnerships and sponsorships created in Italy in the field of culture.

These initiatives also allow exclusive opportunities to be created for the Group's employees, increasing the sense of belonging thanks to initiatives such as dedicated visits (Villa Borghese, Maxxi, RomaEuropaFestival, Digital Life, Giornata del Contemporaneo) or attending dedicated concerts or events (Family Concert, Festival of Science).

The partnership with the National Academy of Saint Cecilia is part of the PappanoinWeb project designed to bring classical music to the web and which, in 2013, its third year, attracted over 50,000 users (150,000 over three years) to the 3 concerts conducted by Antonio Pappano and broadcast live on the telecomitalia.com website in streaming mode, plus 1 million users via Twitter.

In 2013, the partnership with Fondazione Lirico Sinfonica Petruzzelli e Teatri di Bari implemented the OperainWeb project, broadcast live opera on the telecomitalia.com website, with over 12,000 users connected in streaming mode, and the OperainClasse project, an educational show designed for teenagers.

The partnership with the 2013 Mantua Festival of Literature 2013 testifies to the Company's commitment to disseminating contemporary cultural experiences, with over 30 open meetings featuring some leading contemporary and emerging Italian writers. The event was attended in person by over 200,000 people and 22,000 guests took part in 60 hours of programming promoted by Telecom Italia, broadcast live on the telecomitalia.com website with around 20,000 users connected in streaming mode and 800,000 users reached via Twitter. The partnership with the Genoa Festival of Science promotes national and international scientific experiences thanks to a web platform which has been enriched with original content since 2010. The event was attended in person by over 200,000 people, with workshops and events promoted by Telecom Italia and broadcast live on the telecomitalia.com website with around 20,000 users connected in streaming mode and 850,000 users reached via Twitter.

The partnership with the Romaeuropa Foundation, which aims to promote performance art by combining new digital technologies, developed the Metamondi project in 2013 with 4 events selected from the

Festival programme broadcast live in streaming mode to over 12,000 connected users, and the modern digital art exhibition Digital Life 2013 – Liquid Landscapes at MACRO Testaccio di Roma, with over 13,000 visitors. The partnership with Muse di Trento developed the "Digital Way of Living" exhibition to make digital technology and the digital revolution more tangible. Through the ArteinWeb project, the partnership with the Villa Borghese Museum and Gallery allowed a new concept of artistic fusion to be developed in which universally recognised works of art are reinterpreted according to the principles of digital technology, particularly photography thanks to the "Candida Hofer" exhibition. The partnership between Telecom Italia and Maxxi implemented the Maxxiinweb project aimed at promoting contemporary art by combining new digital technologies through dialogue with the main exponents of contemporary art and architecture, delivered in streaming mode to over 20,000 users and during internal exhibitions held in company offices.

Research and development

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation functions, which oversee the analysis of new technologies and the engineering of services offered to customers.
Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Right (IPR) and business, aimed at developing the Company's assets in patents rights.
12 new applications for patents were filed during 2013.

With a view to promoting an innovative system of relations between companies and universities, Telecom Italia has adopted the Joint Open Lab (JOL) model, consisting of joint laboratories where academic research and knowledge combine with industrial know-how and experience. During 2013, 7 new laboratories were inaugurated, joining the JOL SKIL (Semantics & Knowledge Innovation Lab) opened in Trento in the first half of 2011.

Working Capital is the programme that has supported the birth and development of new digital innovation businesses in Italy since 2009. The projects developed in 2013 include the following:
- *Welco* (www.welco.it), a device that allows people to connect their home or office intercom to their smartphone or tablet;
- *Cityglance* (www.cityglance.co), innovative social networking app that connects people travelling on public transport anywhere in the world;
- *ViciniDiCasa* (www.vicinidcasa.com), which allows a neighbourhood platform to be created to connect people and create new social relationships, communities of interest and even business opportunities between neighbours;
- *Dropin* (www.dropin.fm), an innovative cloud service that provides access to a virtual recording studio via your browser, making music composition a "social" experience;
- *Starteed* (www.starteed.com), innovative crowd-funding platform (collective financing via the Internet), which provides support for people to promote ideas, with funding and expertise, on a non-profit-making basis;
- *Fattura24* (www.fattura24.com), cloud service, usable online or as a mobile application (IOS and Android), which allows self-employed professionals or businesses to manage their invoicing on the move, sharing documents with customers, suppliers and accountants;
- *HackAcademy* (www.hackacademy.com), e-learning platform that allows people to design and create electronic objects. A personalised education path allows people to master open hardware or quickly develop their products with the community and then sell them through the shared store.

Changemakers is the business acceleration programme promoted by Telecom Italia and Expo Milano 2015, with the ambitious aim of changing the lives of 10 million people. Projects implemented in 2013 included:
- *Tooteko* (www.tooteko.com), which allows an "audio" track to be applied to objects and make any surface clickable and interactive. The potential applications of this technology include helping the visually impaired to gain information about the appearance of objects, providing a new educational

tool to teach children to read and write, and creating a new device to replace conventional light switches. *Tooteko* launched a partnership with M.A.R.T in Rovereto;

- *Orange Fiber* (www.orangefiber.it), a "social" fashion project that uses nano-technologies to transform citrus fruit waste into textile raw materials and clothing that release vitamins when they come into contact with the skin, involving women in difficulty and disadvantaged people in the production process;
- *PanPan* (www.panpan.biz), a smartphone social information app that allows geolocalised questions associated with specific areas to be sent and users to be identified in the same area who might be able to answer the questions. The application can also be used as a B2B platform for surveys and market research;
- *Bircle* (www.bircle.co), a mobile and web application allowing people to create and purchase travel guides for those with mobility impairments. Each guide is produced by experts (e.g. disability managers, associations) and, in crowd-sourcing mode, by the users themselves, using a rating system for buildings based on a universal language that allows people with mobility impairments and those accompanying them to determine and consult the degree of accessibility of different places and find appropriate facilities and services for their needs;
- *Trail Me Up* (www.trailmeup.com), a web service that uses enhanced virtual reality to go on guided tours of places that can only be accessed on foot. The tour that follows the virtual path is made possible by a special 360° photographic capture system fitted to a backpack, which allows the user to view the landscape with the same perspective as that of an actual traveller.

Projects and initiatives

These can be arranged in 4 macro-strands:

- New generation networks
- Future Internet applications
- Positive environmental impacts
- Positive social impacts.

New generation network projects

- As part of the work being done to improve the quality control of services, development of the CHECK Suite system continued. The system implements an innovative approach to mobile network configuration and performance management issues and presents the following strengths:
  - design and optimisation integrated with network creation and operation processes;
  - overall view of the network and services starting with its individual nodes;
  - innovative and patented data analysis techniques;
  - automatic detection of inefficiencies in Near Real Time and calculation of the impact on the end customer for optimal management of recovery activities in terms of cost/benefit.
- Metro-regional network configuration and validation operations were completed which allowed Telecom Italia, as the first operator in Europe, to obtain the MEF[1] "Carrier Ethernet 2.0" certification for Ethernet Access services. The certification allows Telecom Italia to provide standardised services to its customers with improved QoS[2] and predictable SLAs[3].
- Laboratory testing and validation activities were completed of the Service Hub model for the scalable and flexible evolution of Telecom Italia PoPs[4].
- Research activities continue with a view to virtualising network functions, i.e. potentially transforming network services into applications run on cloud computing platforms. Meetings were held in this context with the leading manufacturers and a number of emerging businesses to explore strategies. A condominium wireless router was developed that can be installed outdoors to supply data connectivity in digital divide situations and industrial areas.
- As part of the plan to introduce new technologies (Cisco and Juniper) into Telecom Italia's metro networks, the Turin Test Plant, working with the Engineering and Innovation functions, carried out a

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(1) Metro Ethernet Forum - MEF, the key organisation for Ethernet technology, is a global industrial alliance of 220 organisations, including telecommunication operators, TLC network equipment and software producers, semiconductor component manufacturers and testing organisations.
(2) Quality of Service
(3) Service Level Agreement
(4) Points of Presence – Internet access points, or routers, supplied by Telecom Italia to route traffic to end users.

validation process, particularly in order to verify fixed and mobile end-to-end services. This required checks to be carried on interoperability with existing HW resources and support for innovative functions.

- Introduction of RAN sharing[1] for TIM Brasil: as part of the TIM Brasil network development activities, for the first time at Telecom Italia, the Turin Test Plant validated RAN sharing functions, which allow mobile access networks to be shared among operators (RAN Sharing), implemented on LTE[2] and Evolved Packet Core[3] (EPC) technology. New Data Center EASY-DC offers: as part of the development of Nuvola Italiana offers, a new test environment was created in the Turin Test Plant to allow new EASY-DC architectures and models to be validated in the laboratory. Comparative tests performed on the various technologies, with the engineers from Telecom Italia's Data Center and TILab Innovation functions, allowed the testing of DataCenter geographic redundancy services which are totally innovative in the Italian cloud market.
- As part of the Mobile Network VAS Communication project, a platform (MES CE) was set up to deliver interactive communication services in Communication as a Service mode, which allows interactive multichannel, conventional voice and Web services to be created.

Developments

New generation network projects developments:
- Machine-to-Machine (M2M) Gateway for the management of home automation and Smart City services;
- external LTE router and cabling for apartment blocks or businesses using the existing television infrastructure (coaxial cable). A patent application has been submitted for this activity as well;
- creation of the "Machine-to-Machine SmartPhone Gateway" paradigm and development of a SIM card application for assessing physiological parameters associated with sports performance.

Future Internet application projects

In the field of Capillary Networks, Telecom Italia is conducting studies and developing network prototypes to create the IoT (Internet of Things) in Connected Cities. In particular, it provides for a very high number of devices (sensors, actuators, etc.) to transform a city into a Smart City. These devices will have a short-range, low cost and low energy radio interface. In order to start the development of Connected Cities it is therefore necessary to create the so-called Capillary Networks that will allow the devices (the "things" in IoT) fitted with short-range radio interfaces to communicate efficiently, just as smart phones do today on the 3G and LTE network. The TILab laboratories are developing the Capillary Network platform prototypes used for Smart City trials and projects funded by the European Commission and the Italian Ministry of Education.

Developments

The future Internet application project developments were as follows:
- augmented reality app that simulates a virtual clothing store;
- probe app to monitor the performance of services used on smart phones and the quality of the experience perceived by users;
- PC and smart phone app to speed up web browsing and video streaming services on mobile networks;
- smart phone app to improve the efficiency of the device's battery;
- smart phone app to request different standards of service from the mobile network depending on the demand and type of application.

M2M (Machine-to-Machine) developments

In 2013, Telecom Italia joined the GMA (Global M2M Association), specifically by taking part in an international tender for the creation of VW/Audi automotive M2M systems alongside lead bidder Deutsche Telekom (DTAG). The estimated turnover is around 70,000 connected cars sold in Italy between 2014 and 2017.

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(1) Radio Access Network Sharing is a smart way to share networks offered to operators as a useful way of coping with the gradual reduction in margins and contributing to a reduction in the use of energy and environmental impact.
(2) Long Term Evolution – also known as 4G, is an advanced, high speed mobile telephony standard.
(3) EPC is a core network architecture based on the Internet Protocol supporting LTE

Proximity technology services that make life easier for users:
- TIMWallet Consumer/Business service: allows physical wallets to be replaced by a virtual wallet on a mobile phone displaying the services supplied by companies in the NFC[1] ecosystem or by Telecom Italia itself. Purchases are made by placing the phone close to a reader (POS, turnstile);
- launch of the cobranded Banca Intesa/Visa/TIM card within the TIMWallet;
- NFC Badge, Canteen, Vending machine services for Telecom Italia and Unicredit employees;
- launch of TIMPay for remote credit card payments using a mobile phone;
- launch of BNL payment cards.

Smart applications for the Internet of the future
Telecom Italia is actively involved in creating the Future Internet platform and services, also through cooperation projects funded by the European Union (Future Internet Public Private Partnership - FI-PPP), to enable and support customers in creating and using services based on advanced Internet technologies. The use and disclosure of personal information belonging to users, generally distributed among their various "digital identities", is an increasingly widespread trend. The platform provides innovative functions, such as inhibition, associated with appropriate alarms, of the accidental or unintended sharing of sensitive content with contacts considered to be "non-trusted", or setting of the privacy level to be associated in real time with more or less recurrent situations.
- Telecom Italia has directed the end-to-end design and implementation of the Smart City App prototype for Expo 2015, which is intended to become a reference tool providing information, services and entertainment during the event, on the participating nations, the city and the country, the partners and players involved. The purpose is to establish an ongoing relationship with the visitor, particularly using new generation LTE mobile connectivity networks and more evolved devices. By using innovative technologies, such as Augmented Reality and Visual Search, this prototype will allow a view of Milan today and Expo 2015 tomorrow, integrating the real vision with multimedia animation and content.
- The Telecom Italia "SocialTV" programme monitors technological and business developments and evolution taking place as a result of feedback from broadcasting, where there is an increasing trend towards simultaneous TV viewing and real time social media discussion on tablets and smart phones. Telecom Italia released the Friend TV app available in the App Store and Google Play, which allows users to interact with this mode on a kind of Social second screen.

Development of Big Data solutions[2]
- With the Trentino Open Living Data (TOLD) project, Telecom Italia has set itself the goal of developing and testing a "Big Data" platform for collecting and analysing data from different local players (companies, industries, government organisations). The objective (also pursued by the SKIL, Telecom Italia's Trento-based Semantics & Knowledge Innovation Lab, which carries out advanced research and post-university training activities in the field of semantic technologies) is to use telephone network data combined with other data sources (e.g. electricity meter readings, number of vehicles using motorways, public transport) to highlight trends, movements or the presence of people. This information allows services to be provided to customers for energy management, traffic forecasting, urban planning and insurance offers.
- One of the projects run by SKIL is the Mobile Territorial Lab (MTL) for the processing of Personal Big Data: the combined data that individuals generate via their smartphones and that transform people into local sensors, as theorised in the Smart City models. According to the Living Lab model promoted by the EIT (European Institute of Innovation & Technology) and the Autonomous Province of Trento, a pilot community has been created of young families who use smartphones with "sensing" software and SIM card that constantly collects information about their movements, interactions and preferences, thus providing a dynamic map of the area in which they live.

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(1) Near Field Communication: a technology that supplies short range bi-directional wireless connectivity (RF) (up to a maximum of 10 cm).
(2) Definition coined by the Computer Community Consortium in 2008 for a set of diverse pieces of information that is so large and complex as to required capture, processing, management, analysis and display tools that differ from conventional ones.

Projects with positive environmental impacts

- As regards issues associated with exposure to electromagnetic fields, work is continuing between TIlab and La Sapienza University of Rome, the Polytechnic University of the Marche and Regional Radioprotection Agencies. The dual purpose of this collaboration is to determine the average level of attenuation of electromagnetic fields afforded by the structures used in construction, in order to analyse the intensity of fields within buildings, and to measure, as accurately as possible, the amount of power transmitted by mobile radio base stations over a period of 24 hours.

- With regard to sustainable mobility, Telecom Italia is collaborating with a number of initiatives and projects aimed at developing Intelligent Transport Systems (ITS). The purpose of these activities is to implement ICT solutions that make vehicle transport and mobility for people and goods safer, more efficient and more environmentally-friendly, in accordance with the priorities and objectives established by the European Union and transposed into the ITS National Action Plan.

- The Smart Mobility research project is continuing with the design and prototyping of innovative services. In particular, prototypes are being created for multimodal transport planning, km0 logistics services managed using mobile terminals, ride sharing and car sharing services. The aim is to experiment with ways to make transport environmentally sustainable. The project also includes Connected Car project activities, focused on interactions between vehicles, mobile terminals and network services to deliver on-board navigation services and enable environmentally-friendly and economical driving styles. A prototype is currently being developed to gather data from vehicles, via mobile terminals, in order to analyse them and determine the ecological footprint of journeys.

- With its MUSA (MUltiservice network Simulator Application), Telecom Italia provides a general assessment of the design of a Wireless MBus 169MHz based multiservice network for a geographical area represented by one or more towns. The services considered, and the respective networks, relate for example to the remote reading of gas and water meters, heat metering and environmental monitoring sensors. The application uses the theoretical results of the simulation to a real area of the country, attempting to make the most of the business assets existing within it. The final result is a map of the best assets for the widest possible coverage of the chosen area.

Projects with positive social impacts

- Smile Project: working with the Municipality of Turin, actions and projects were planned that came together in the Master Plan for Torino Smart City. The following topics were covered:
  - Safecity: evolved ICT video surveillance and sensor system solutions that allow real-time intervention in public emergency (e.g. natural disasters such as earthquakes and floods) and criminality situations;
  - Smart Utility (Gas, Water, Wastes, Electricity): smart metering and smart resource usage solutions for sustainable cities. Solutions are being developed for identifying hidden leaks in water distribution systems, which exceed 30% of the amount distributed, leading to very high economic and environmental costs. With regard to gas metering, analyses and studies are being conducted with a view to implementing pilot projects with companies operating in the natural gas distribution sector, according to criteria established by the Italian electricity and gas regulator. M2M solutions are also being analysed for the purpose of improving the use of energy resources with a view to developing distributed generation and remote control. In particular, work began on assessing the opportunity to share the telecommunication and power distribution network infrastructure, with a view to cutting costs and reducing their environmental impact. In this respect, Telecom Italia recently took part in the EUTC (European Utility Telecom Council) meeting with a speech on the potential synergies between TelCo and Utility operators in the electricity sector;
  - Electric Mobility: smart electric mobility solutions are being developed and turned into prototypes in a way that considers "smart" charging issues and the impact recharging can have on power networks (smart grid);
  - e2Call: this project enhances the "eCall" service (a project run by the European Commission to provide rapid assistance to motorists involved in a collision anywhere in the European Union) based on larger amounts of information compared to the original project, reducing the negative consequences of delays or unsuitable interventions to a minimum.

- As part of the activities aimed at digitising Italian schools, TILab prototyped a solution which allows a diverse range of personal devices to be used, both in and out of school, which do not require any installation. The educ@TIon solution is entirely web-based, based on open source and modular applications and created as an SaaS (Software as a Service) in the cloud. The platform allows any kind of digital educational content to be managed and provides teachers and students with a set of digital teaching tools, regardless of the type of devices available in the classroom - any kind of IMB (Interactive Multimedia Board) or Interactive Display can be used - and the personal devices used by teachers and students - PC, netbook, tablet, regardless of the operating system.
  The educ@TIon solution therefore allows educational content, whether it is self-produced, "downloaded" from the Internet or obtained from school text book publishers, to be managed in an integrated and shared way, making it easier to adopt 2.0 teaching methods, which are particularly geared towards skills-driven, collaborative and proactive teaching based on user generated content.
- With regard to Health and Wellness, the development continues of ICT services that can improve and increase the efficiency of the health system, such as mobile technologies to support m-health (mobile health) applications, which allow automatic exchanges of data between devices and remote processing systems, cloud solutions which allow the offer to be diversified, making it scalable and, ultimately, big & open data solutions, which allow large amounts of diverse data from open and distributed sources to be analysed. The topics covered at the moment are described below:
  - development of a Home Doctor platform (set of products and services for delivering healthcare services supported by ICT technologies and electro-medical solutions for monitoring parameters related to major chronic diseases) by means of:
    - evolution towards Continua Health Alliance standards[1]: implementation of Continua protocols for integrating Continua Certified tools on gateway applications (which allow the measurements taken by medical devices to be collected and sent to a networked platform) allows the process of configuring and taking/sending of the measurements by patients to be simplified, cutting the cost of integrating new medical instruments;
    - state of health features: subjective data collected by questionnaires and objective measurement data collected by medical instruments are processed to provide an aggregated view of the overall state of health of the patient via a graphic dashboard. Other processing allows information to be obtained on data trends which allow any worsening of conditions to be promptly reported and therefore action to be taken on the patient.
- Wellness@School and Wellness@Company: prevention and wellness services aimed at providing solutions for healthy people to help them maintain and improve their health. The data collected and made anonymous can be processed for preventive purposes using the Business Intelligence techniques employed to process so-called big data.
- "Robot@school" solutions, which will be developed for Italian secondary schools, were presented during a workshop held at the Grassi Technical Industrial Institute of Turin. A memorandum of understanding was also signed between Telecom Italia and the Regional Education Department for Piedmont which, among other things, provides for a specific agreement on service robotics. In this context, Telecom Italia provides schools with systems and platforms for the introduction, sharing and network integration (the so-called "cloud") of robots that will support human beings in their daily living environment. With a view to supporting secondary schools in this way, a dissemination workshop was organised to illustrate service robotics and its impact on the world of work.
- In the 3GPP (Third Generation Partnership Project)[2] Telecom Italia promoted the establishment of an LTE system operating on the 450 MHz band: the specification activity was completed in September 2013. The purpose is to deliver the service in rural areas in Brazil[3].
- "Digital islands" are a new urban furniture concept which allows government bodies and third parties to provide innovative and smart solutions for citizens. The first examples of digital islands have been installed in Milan. They are hyper-technological outdoor spaces available to citizens and tourists to communicate, get information, access city services and travel sustainably. They include multimedia

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(1) Continua Health Alliance is an open non-profit-making association that provides a forum for collaboration between healthcare and technology companies to improve the quality of personal healthcare assistance (www.continuaalliance.org).
(2) 3GPP is an inter-operation group involving several organisations from different countries: ETSI (European), ARIB and TTC (Japanese), TTA (Korean), CWTS (Chinese) and ANSI-T1 (USA).
(3) According to Brazilian government statistics, 15% of Brazilian homes are situated in rural areas, corresponding to 29.8 million people with no access to broadband.

NFC totems, Wi-Fi coverage, recharging facilities for mobile phones, lights and smart cameras and provide a point of access to smart mobility solutions, particularly electric quad bikes.

Commitment to AAL (Ambient Assisted Living) with European projects and field tests

- In the field of health, development of the Fisio@Home application continued for the remote rehabilitation of patients affected by orthopaedic problems by allowing health care specialists to monitor them remotely. The application uses a network of wireless sensors worn by patients. These send kinematic data to a tablet, which analyses them and extracts information regarding motion in the joint to be treated. The results of this analysis are transmitted to a server which can be accessed by rehabilitation physicians and physiotherapists to assess rehabilitation progress.

- The Vrehab project, coordinated by the Italian Auxological Institute and co-financed by the Italian Ministry of Health and the Piedmont Region, continued with a view to developing, among other things, a non-intrusive system to assess the state of health of Parkinson's Disease sufferers and provide neurologists with information useful for adapting treatments. This is carried out by analysing kinematic data collected by inertial sensors worn by patients while they perform specific exercises.

- Telecom Italia is also focused on the world of the elderly. The aim of the European WIDER (green groWing SMEs: Innovation and Development in the energy sector in mEd aRea) project in the field of Ambient Assisted Living is intended to achieve better management and sharing of knowledge for small and medium sized companies on the subject of ecosmart dwellings for the elderly. Telecom Italia is part of the scientific committee and contributes to guiding technical and technological activities.

- November saw the completion of the European Life 2.0 project aimed at promoting the use of technology by elderly people to support forms of fully independent life by means of a location-based services and social networking platform. Experimental activities organised by Life 2.0 involved around 80 users aged between 65 and 75, subdivided into four pilot cities (Milan, Barcelona/Spain, Joensuu/Finland, Aalborg/Denmark). Italian activities were coordinated by the Polytechnic of Milan, with the technological support of Telecom Italia, and involved 19 people. The main purpose of the experiment was the native app for iPad created entirely by Telecom Italia, with which elderly people were able to manage their personal profile, read or publish ads and register for events organised by the non-profit-making entities which took part in the project. The Life 2.0 project activities were presented during major national and international events, including the Smart City Exhibition held in Bologna in October.

- Also for elderly people, an experimental service has been launched with Cilte, a social cooperative offering a remote assistance service. Users of the remote assistance service have been offered two different solutions they can use at home: RicordaTI and Cassiel. RicordaTI is a tablet app that reminds elderly people of the things they have to do, such as a doctor's appointment or a medicine they have to take. Cassiel instead uses a small wireless sensor to monitor the front door and alert the remote assistance centre if the door is left open for too long.

Human Resources

Headcount and changes

Unless otherwise stated, the data shown in the tables in this chapter relate to all Telecom Italia Group companies.

Headcount as of December 31, 2013 is as follows:

Telecom Italia Group

(units)	12.31.2013	12.31.2012	Changes
Italy	53,152	54,380	(1,228)
Abroad	12,467	11,961	506
Total personnel on payroll	**65,619**	**66,341**	**(722)**
Agency contract workers	4	40	(36)
Total personnel	**65,623**	**66,381**	**(758)**
Non-current assets held for sale	16,575	16,803	(228)
Total	**82,198**	**83,184**	**(986)**

Excluding personnel concerned with "Non-current assets held for sale" (Telecom Argentina Group) and agency contract workers, the Group's workforce has decreased by 722 units compared to December 31, 2012.

The changes can be itemised as follows:
- exit of LA7 Srl and the MTV Group (543 people) from the scope of consolidation;
- exit of a business unit of Olivetti i-Jet (35 people) from the scope of consolidation;
- net turnover down by 144 people, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change
Domestic	564	(1,093)	(529)
Brazil	4,877	(4,359)	518
Olivetti, Media and Others	14	(147)	(133)
Turnover	**5,455**	**(5,599)**	**(144)**

Turnover: breakdown by BU	Recruited	Departed	Internal transfers Group +	Internal transfers Group -	Net change
Domestic	420	(984)	144	(109)	(529)
Brazil	4,877	(4,359)	_	_	518
Olivetti, Media and Others	14	(112)	_	(35)	(133)
Turnover	**5,311**	**(5,455)**	**144**	**(144)**	**(144)**

Activities in Brazil are characterized by high staff turnover and account for the bulk of terminations in the Group as a whole. As regards Domestic BU terminations, voluntary redundancies due to fulfillment of the conditions for a retirement pension during the mobility period established by Law 223/91, accounted for 26% of terminations. Other voluntary redundancies accounted for 42%. The remainder relates to other causes, including dismissals that took place in the framework of a trade union agreement for staff who had fulfilled the conditions for a retirement pension, deaths, etc.

Characteristics of Telecom Italia Group personnel

Staff operating in the Telecom Italia Group, net of "Non-current assets held for sale" and agency contract workers, can be broken down as follows:

TELECOM ITALIA GROUP: EMPLOYEE BREAKDOWN BY JOB CATEGORY



Middle managers **7.0%**
Senior managers **1.3%**
Workers **0.1%**
Office staff **91.6%**

TELECOM ITALIA GROUP: EMPLOYEE BREAKDOWN BY AGE BAND



up to 32 **16.8%**
from 33 to 45 **35.2%**
over 45 **48.0%**

TELECOM ITALIA GROUP: EMPLOYEE BREAKDOWN BY ACADEMIC QUALIFICATION



Other **6.3%**
Graduates **22.7%**
Diploma holders **71.0%**

The geographical distribution and intake of personnel by the Group, net of employees related to "Non-current assets held for sale" and agency contract workers, are shown below:

TELECOM ITALIA GROUP: EMPLOYEE BREAKDOWN BY GEOGRAPHICAL AREA



Abroad **19.0%**
Italy **81.0%**

TELECOM ITALIA GROUP: RECRUITMENT BREAKDOWN BY GEOGRAPHICAL AREA



Italy **7.7%**
Abroad **92.3%**

Gender balance

In 2013, the distribution of men and women was the following:

Distribution men-women

(units)	12.31.2013	12.31.2012	Changes
Men	41,375	42,004	(629)
Women	24,244	24,337	(93)
Total	**65,619**	**66,341**	**(722)**

DISTRIBUTION OF MEN AND WOMEN
IN TELECOM ITALIA GROUP (2013-2012)



In 2013, the percentage of women holding senior management positions in the Telecom Group was approximately 15%. In middle management, the proportion of the total was 26%.

People Caring

Over the years, the Telecom Italia Group has developed several programmes and initiatives to support its employees, to improve the quality of their working lives and also to support those outside the Company.
People Caring is the structure created by Telecom Italia to respond to the expectations of employees regarding certain important issues, identified through active listening carried out both online (Intranet, community, email) and through meetings and focus groups.
The main themes identified are:
- work-life balance and support for the requirements of employees' families;
- support for volunteering initiatives by employees;
- promoting the forms of diversity that exist in the workplace through activities and projects.

Development

In Telecom Italia
- Individual Performance Feedback is a project dedicated to providing feedback on the performance of employees. It is aimed at identifying areas of strength and improvement. By establishing a closer relationship between supervisors and employees, the tool is intended to help improve the performance of employees.

The process was completed on January 29, 2013 and involved around 48,000 non-managerial staff from the Telecom Italia Group. 81.6% of participants stated in their feedback questionnaire that they were entirely satisfied with the process, which involved the use of dedicated focus groups including evaluators and the evaluated from different company functions and was benchmarked against the best practices employed in national and international companies.

The proposals for improvement that emerged will be carefully considered, particularly in terms of their feasibility.

- Participated Development allows people at Telecom Italia to "participate" in their development and that of their colleagues/supervisors. The aim is to bring out talent by measuring the reputation of people, thus complementing the information obtained through "classic" development tools. Following the pilot stage, which ended in January 2013 and involved around 10,000 employees, focus groups were organised and survey was held to listen to people and identify actions for improvement. Individual development plans were set up at the beginning of 2014.

- Assessment of the potential of managers and employees: assessment activities continued in 2013 covering the whole Telecom Italia Group and involving 397 people. The creation of the assessment centres - which is governed by specific guidelines - is entrusted to the company HR Services S.r.l. of the Telecom Italia Group, which is ISO 9001 certified.

  A new development tool called Motivation Check was also introduced in 2013. This is specifically reserved for highly valued senior resources (over 50) who are an important asset for the Telecom Italia Group in terms of experience and knowledge. The purpose of the initiative is to enhance the motivation of these people and support it over time, particularly by analysing their motivational style and implementing development plans aimed at planning a "second life" in the company. The initiative involved 65 people in a total of 8 programmes.

- Management assessment: the manager assessment programme launched in 2009 continued with aim of assessing their readiness to cover more extensive managerial posts. 30 managers were involved in 2013, covering 30% of managers in total.

Selection

At Telecom Italia

As of 2011, in agreement with the trade unions and following agreements signed with the relevant universities, the New Labour Market Initiatives project has been launched, involving the activation of 330 apprenticeship contracts, Tier II Master's Degrees for 60 recent graduates and doctorate scholarships for 100 engineering and economic students.

An initial group of young people involved in these programmes has now been hired by Telecom Italia on full-time permanent contracts. Hiring will continue throughout 2014-2015.

An Induction Training course has been planned to make it easier for new recruits to join the company, strengthening their professional skills (facilitating interaction between the generations) and maintaining a high level of motivation/engagement. The programme includes a first stage of development and training on cross-cutting and managerial issues, followed by a second stage aimed at developing professional skills based on the position held and the career path planned.

2013 activities carried out in partnership with Universities/Training Organizations:
- once again this year, Telecom Italia attended the main Italian Career Days, participating in events organised by universities in Rome, Milan, Trento and Bari. Turnout was high again this year, with over 500 interviews being held between students and employees manning the stands;
- over 150 internships were provided, allowing young people to pursue learning at the Group's offices;
- for the 2013-2014 academic year, a new Tier II English Language Master's Degree programme called "Smart Solutions Smart Communities" was sponsored, in association with Scuola Superiore Sant'Anna in Pisa. The Master's programme also includes a six month internship in the company;
- scholarships and internships continued to be provided on subjects regarding innovation, ICT systems, TLC and Media, antitrust, security, general management and labour law;
- for the third year running, Telecom Italia was involved in the "Leader del Futuro" project (with The European House - Ambrosetti and the Federazione Nazionale Cavalieri del Lavoro) providing three development and merit scholarships;

- as part of the strategic partnership with Bocconi, a new "TIM Chair in Market Innovation" was established. Studies will be focused on determining which tools, strategies and organisational approaches can promote innovation and the creation of new markets, strategies and marketing.

In Brazil
The main selection programmes implemented in 2013 were:
- "Jovem Aprendiz" (Young Apprentice): this programme promotes the training of young people between the ages of 16 and 24 for potential employment in the Company. An administrative training course is provided for young people to prepare them to enter the world of work;
- "Talentos sem Fronteiras" (Talents without frontiers): intended to scout the market for young graduates in order to create a talented team of people who can be trained and developed to build the company management team of the future. In 2013, 16 young talented people were recruited in strategic areas of the business;
- "Estágio sem Fronteiras" (Internships without frontiers): selects talented interns with the aim of offering young university students an opportunity to develop in diverse ways and prepare for the labour market, as well as to increase their potential for finding permanent employment in the Company and possibly access the "Talenti senza Frontiere" programme. TIM selected around 120 young people in 2013;
- around 230 people per month were recruited for Call Centres (2,752 people in total);
- around 180 senior and high level managers per month were recruited (2,134 people in total).

Training

In 2013, over 3.7 million hours of training were carried out in the Group, costing over 22 million euros in total. 97.2% of personnel participated in at least one training session. Summary data of the training provided by the Telecom Italia Group is shown below.

Job category	Hours		Participations (*)(no.)	Participants (no.)	Coverage (%)(**)
	Total hours (no.)	Hours per head (no.)			
TOTAL	**3,765,649**	**57.39**	**453,188**	**63,806**	**97.2%**
Senior managers	23,091	26.36	2,387	675	77.1%
Middle managers and Professionals	114,123	24.87	14,214	3,902	85.0%
Office staff	3,628,435	60.32	436,587	59,229	98.5%

(*) Shows the total number of participations in the various forms of training (classroom, online, on-the-job training).
(**) Coverage refers to the percentage of participants compared to the total, i.e. the % of human resources who took part in at least one training session compared to the total number of human resources in each individual category (senior managers, middle managers, office staff/workers).

With the *"I care myself"* project, Telecom Italia gives employees the opportunity to register free of charge for one of the degree courses offered by the faculties of law, economics, engineering, communication science, psychology and arts of the Uninettuno International Telematic University, with the aim of promoting non-work related knowledge and skills. Anyone gaining at least 50% of the credits required by their curriculum is also entitled to a refund of registration costs for subsequent years. Agreed with the industry's main trade unions - SLC-CGIL, FISTel-CISL and UILCOM-UIL -, the initiative has been considerably successful, with 2,540 active participants in the academic year 2012-2013.

Internal communication

At Telecom Italia
The main communication initiatives are listed below:
- two editions of the journal Sincronizzando were published, addressed to everyone in the Group in Italy and dedicated to the future and to talent in all its forms within the Company. Digital

development of the journal is planned with the launch of an online edition, accessible via the Intranet, confirming the prestige and authority of the content and enriched with opportunities for interaction and hyperlinking;

- the finishing touches were put to a new 2.0 intranet environment which will allow maximum cross-departmental involvement the development of ideas, allowing people to share spaces online for group work, practice communities, knowledge-sharing activities;
- the AgendaImpegno (agenda of commitments) was created with Libera, involving 12 schools of all levels, throughout the country, on the issues of the "Miseria Ladra" (poverty is a thief) campaign: for the first time, the agenda was digitised and made available on the Internet to bring the employees of Telecom Italia, school children and Libera volunteers together around the relevant issues;
- multimedia conventions are now the established method for conducting internal meetings. They involve a small number of people gathering in an auditorium or large meeting room and interacting with a vast virtual audience of colleagues connected from their workstations by video-streaming. People taking part in these multimedia conventions submit their questions to speakers before and during the meeting, interact on the subjects and provide feedback through blogs, forums and virtual networks. This way of holding meetings is in keeping with the interaction and involvement experiences with which the Company is experimenting through an increasingly widespread social media presence. The online mode also allows the content to be used at a later date and contributes to minimising greenhouse gas emissions by avoiding the need for people to travel.
  In particular, June saw the fourth Parli@mone e-convention, during which senior managers and Top Management held discussions with people from Telecom Italia regarding the network spin-off. The fifth Parli@mone event was held in October, during which senior managers and Top Management presented the main features and objectives for the business over the coming months;
- kick-offs of the new Business and Consumer organisations took place and the launch programme continued for the new Telecom Italia Information Technology company, involving surveys of internal expectations, two management meetings, an e-convention with an innovative format, the live involvement of other company offices and an open debate;
- the first Compliance Day dedicated to Telecom Italia management was organised.

Health and Safety

The main health and safety initiatives implemented are listed below:
- at the end of the "Sicuri, adesso" (Safe, now) campaign, which ran from the end of 2012 to May 2013, aimed at improving knowledge and awareness among Telecom Italia S.p.A. employees regarding health and safety at work, a final survey was addressed to around 20,000 employees to verify the effectiveness of the actions taken.
  The results showed a general improvement in the percentage of correct answers compared to the initial survey (10.5% increase), demonstrating the effectiveness of the initiatives taken;
- the "Sicuri, adesso" campaign was supported by the "Sicuri, più" (Safe, plus) competition, aimed at keeping attention alive regarding health and safety issues, reducing injuries, encouraging active involvement, showcasing colleagues by rewarding best performance. The safety training plan continues. Aimed at all Company personnel (workers, supervisors, managers), it uses a personalised approach based on the role and operational context of trainees and state-of-the-art educational tools that measure the effectiveness and efficiency of the training. The plan, which will be completed during the first half of 2014, provides for at least 8 hours of training to be provided for each employee involved. 211,060 hours of training were provided in total;
- ad hoc activities were also carried out on the subject of "work in confined spaces", which involved technical personnel and staff of the businesses operating in the fixed network area;
- the following road safety activities took place:
  - two-wheeled vehicle safe driving courses for 40 network engineers who use MP3 eco-scooters in Italian historic city centres;
  - on-road safe driving courses for staff driving company vehicles;
  - off-road safe driving courses for staff who use 4-wheel drive vehicles for work.
  The training sessions involved 382 employees;

- following the cooperation with Istituto Superiore per la Protezione e la Ricerca Ambientale – ISPRA, launched in the first half of 2013 to develop a new method for assessing occupational exposure to certain sources of electromagnetic radiation, instrumental measurements are taking place at the company sites identified;
- with regard to occupational exposure to noise, an assessment was made of the risk incurred by various uniform groups of technical personnel in performing their work. Furthermore, with regard to exposure to noise through headphones, an evaluation method was established and a call centre measurement campaign is being completed relating to the Telecom Italia 187, 187-2, 119 and 191 services;
- with regard to the assessment of work-related stress, according to the guidelines set by the Standing Advisory Commission for Health & Safety at Work and the methodological guidance contained in the INAIL Manual of 2011, a detailed analysis and assessment project was launched in mid-September focused on Open Access technical staff and Customer Care 119 and 187 personnel. Among these uniform groups of workers, the preliminary assessments carried out in 2011 and 2012 had in fact identified a MEDIUM risk, which remained unchanged despite the specific improvement actions undertaken as a result of the evaluation carried out in 2011.
  Coordinated by the Prevention, Protection and Environment Service with the cooperation of a Research Team consisting of experts from the company BSD and the University of Rome "Tor Vergata" (Occupational Medicine), the survey has the following aims:
  – to assess the individual stress factors - identifying potential corrective actions - and to determine the impact of organisational change on the physical and mental health of individuals;
  – to propose tools to manage, communicate and monitor the effects of organisational change, so as to support both line management and operational staff involved in the project;
- with regard to the checks carried out on suppliers, 17 audits were carried out on fixed network companies during 2013. As of 2014, the results of health, safety and environment audits carried out will contribute to determining the Vendor Rating;
- in the second half of 2013, following the establishment of a permanent working group among Italian networked companies (including Vodafone, Ferrovie, Autostrade per l'Italia, British Telecom, Anas, Condotte, Enel, Poste) an initial series of meetings were held to discuss issues arising from the fulfilment of legal requirements and the development of health and safety at work activities.
  On this occasion, the meeting discussed the subject of "training in health and safety at work" and provided an opportunity to consider technical and implementation aspects in detail with the contribution of legal and institutional experts.

Accidents

The Group continues to pay constant attention to the issue of safety in the workplace, mainly by verifying implementation of risk control measures and providing training aimed at disseminating a logic of respect and protection for oneself and others. Similar attention is paid to providing training for the operation and maintenance of TLC systems that involve overhead work (poles, ladders and pylons) in order to ensure that people acquire sufficient knowledge on how to behave correctly during work-related activities.

The accident at work data for Telecom Italia S.p.A. are shown below:

	12.31.2013	12.31.2012
Number of accidents (excluding commuting)	538	577
Severity index[(*)]	0.21	0.15
Frequency rate[(*)]	8.34	8.10
Average duration in hours	132.83	97.46
Unproductivity index[(*)]	1.40	0.94
Accidents per 100 workers	1.23	1.23

(*) The severity, frequency and unproductivity indexes are respectively:
- the number of conventional working days lost due to accident per thousand hours worked,
- the number of accidents per million hours worked,
- the number of hours lost due to accidents per thousand hours worked.

In keeping with the trend set in recent years, 2013 saw a further decrease in the absolute terms in the number of accidents at work. However, compared to 2012, there was an increase in a number of accident indexes, particularly those associated with the length of the incident, such as severity and unproductiveness.
An analysis is being carried out to determine the causes of this reversal in the trend and identify what actions can be taken to achieve ongoing improvement in the rate of accidents.

Industrial relations

At Telecom Italia
In February and March, during specific meetings, Telecom Italia provided the trade unions with an overview of the macroeconomic context, which is particularly critical for the whole telecommunication sector, and the respective market scenario, characterised by very strong competitive pressure. The meetings addressed the development prospects for the various businesses, the organisational considerations and the impact on employment levels.

In this context, the Company and the trade unions held discussions to find solutions aimed at achieving the shared goal of safeguarding employment levels by recovering efficiency and productivity, particularly in access network operations and caring services.

The discussion ended positively with specific agreements being signed on March 27 and 28, which identify an important series of actions to support employability and aimed in particular at promoting internalisation processes. The agreements also provided for production surpluses to be managed by using the most socially sustainable safety nets: above all defensive solidarity contracts and voluntary collective mobility. For employees who already meet the requirements for access to social security payments, an agreement was reached to consider this condition as an entitlement to collective mobility.

At the same meeting, an agreement was signed between the Company and the trade unions regarding the Performance Bonus, running from January 1, 2013 to December 31, 2015, which provides for the variable elements of the remuneration that do not vest in the employee to be correlated to results achieved, which are assessed on the basis of profitability, revenue performance and quality of service.

Telecom Italia has also decided to recognise the contribution made by workers to the economic and productive performance of the Company by paying an undifferentiated amount to all employees of the same grade for the second half of 2012. For this purpose, a specific agreement was reached with trade union representatives.

Pursuant to current legislation regarding Company transfers, Telecom Italia S.p.A. and Telecom Italia Sparkle S.p.A. implemented the procedure with the trade unions involved with regard to Telecom Italia Sparkle's intention to transfer its Network Operations business unit to Telecom Italia S.p.A., through a partial spin-off, as of September 1st, 2013. Employment contracts will be transferred without interruption from Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A.

The operation will allow the organisational structures dedicated to planning activities, processes and skills to be made more efficient.

Specific agreements were signed in June, as part of the discussions held between the Company and the trade unions to help find agreed solutions on how to introduce new work shifts for people operating in the Consumer Mobile and Business Credit Customer Operations, in the context of Caring Services.
These agreements, which will contribute to further improving oversight of the service and meeting the requirements of the relevant customers, will also allow workers to achieve a better work-life balance.

The Company signed a memorandum of understanding with the trade unions which allowed staff to receive one day of paid leave for every public holiday that fell on a Sunday in 2013, as listed in the agreement, instead of the financial and legal arrangement for which their contract provides. This option was also granted, through agreements with the trade unions, to the employees of other Group companies (Telecontact, HRS, TI Information Technology, TI Digital Solutions, IT Telecom).

In line with the agreements reached on March 27, 2013, a further year's extension was signed in July with the trade unions of the defensive solidarity contract for personnel operating in Directory Assistance offices in southern Italy.

For information on industrial relations relating to TI.IT, Telecontact Center, Advanced Caring Center, HRS s.r.l., TI Sparkle, TI Media, Olivetti and Brazil see the sustainability section of the telecomitalia.com website.

Remuneration policy

The Group's remuneration policy is based on an individual pay packet structure that aims to ensure a proper balance between the fixed and variable components, based on the Company's strategic objectives and risk management policy. The architecture is intended to safeguard the identity and integration of the Group (unity) as well as to respect the diversity of the relevant markets (differentiation), so as to sustain the Company's competitiveness and performance and ensure staff involvement, honesty and internal fairness.
Remuneration policies differ according to a horizontal classification of employees aimed at subdividing resources based on the role they perform and their individual value.

The fixed remuneration component reflects the breadth and strategic nature of the role performed, measured using a job assessment system based on methods that are recognised and certified at international level, as well as the distinctive subjective characteristics and strategic skills of the employee.

The short term variable remuneration aims to establish a transparent link between pay and the degree of fulfillment of annual targets. For this purpose, the targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria, subject to discretional assessment margins.

The general terms of short-term incentive (MBO) policies, which were significantly reviewed in 2012 in terms of operating mechanisms and people involved, are understood to be confirmed for 2013, except for the further refinements introduced, particularly in light of the incentive results reported in 2012.
Alongside the MBO system, another system of incentives exists for professional staff, with the aim of aligning the results achieved by these employees with the overall performance of the Company.

The Company's remuneration structure also provides for a long-term variable component that involves participation in annual Long Term plan cycles with an incentive period corresponding to the strategic planning period. In light of the current economic situation, the Board of Directors decided to suspend the 2013 Long Term Incentive plan cycle intended for a select group of the Company's managers.

Shareholders

Financial communication

In the course of 2013, the Company organised quarterly conference calls, road shows and meetings abroad in the Group's corporate headquarters (reverse road shows) as well as attending industry conferences. During these events, the Company met over 400 investors. In addition to these there are the direct contacts and telephone conversations that the Investor Relations team has on a daily basis. Furthermore, in order to improve communication with the stakeholders, Telecom Italia promoted a series of meetings regarding corporate governance.

The responses given by the Group to the financial market are based on criteria of relevance, information sensitivity, consistency and topicality in respect of the Group's structure and the actions undertaken to achieve the targets of the strategic plan.

Financial communication also takes into consideration the needs of investors linked to Socially Responsible Investing (SRI), which favours companies that pay attention to ethical, social and environmental factors as well as financial aspects. Communication with this particular category of investors is developed through individual contacts and participation in dedicated events.

As regards relations with individual (retail) shareholders - more than 400,000 holders of ordinary shares - Telecom Italia's strategy aims to increase communication channels in order to respond quickly and effectively to queries regarding the performance of shares and the Group strategy as a whole. The messages and ideas that emerge from dialogue with retail investors are collected and reported to Top management.

The "TI Alw@ys ON" (telecomitaliaclub.it) Shareholders' Club was launched in 2006 as a virtual meeting place between the Company and its individual investors. However, the Club is also open to people who do not own shares in the Group, for whom registration provides access to the same free services reserved for shareholders, which are the following:

- SMS alert, which provides a daily report of the closing price and percentage variations of Telecom Italia's ordinary and savings shares compared to the previous day, as well as the daily percentage variations in the FTSE/Mib index;

- Weekly stock exchange report: sent every Monday morning and summarising performance during the week ending the previous Friday;

- Quarterly newsletter: available on the website, contains the main messages drawn from the press releases published when the Group's results are released.

With regard to on line financial communication, the telecomitalia.com website is constantly updated and innovated. In 2013, Telecom Italia achieved second place in the Italian and European "KWD Webranking 2013" rankings produced by KWD, the digital division of Hallvarsson & Halvarsson, a Swedish company that assesses and rewards listed companies which are most attentive to online corporate and financial communication.





Telecom Italia Group Consolidated Financial Statements

Contents

Telecom Italia Group Consolidated Financial Statements

Consolidated Statements of Financial Position

Assets

(millions of euros)	note	12/31/2013	of which related parties	12/31/2012	of which related parties
Non-current assets					
Intangible assets					
Goodwill	4)	29,932		32,410	
Other intangible assets	5)	6,280		7,927	
		36,212		**40,337**	
Tangible assets	6)				
Property, plant and equipment owned		12,299		14,465	
Assets held under finance leases		920		1,014	
		13,219		**15,479**	
Other non-current assets					
Investments in associates and joint ventures accounted for using the equity method	7)	65		65	
Other investments	7)	42		39	
Non-current financial assets	8)	1,256	*122*	2,496	*265*
Miscellaneous receivables and other non-current assets	9)	1,607		1,496	
Deferred tax assets	10)	1,039		1,432	
		4,009		**5,528**	
Total Non-current assets	(a)	**53,440**		**61,344**	
Current assets					
Inventories	11)	365		436	
Trade and miscellaneous receivables and other current assets	12)	5,389	*217*	7,006	*235*
Current income tax receivables	10)	123		77	
Current financial assets	8)				
Securities other than investments, financial receivables and other current financial assets		1,631	*50*	1,256	*12*
Cash and cash equivalents		5,744	*48*	7,436	*279*
		7,375	*98*	8,692	*291*
Current assets sub-total		**13,252**		**16,211**	
Discontinued operations/Non-current assets held for sale	13)				
of a financial nature		657		–	
of a non-financial nature		2,871	*27*	–	
		3,528		**–**	
Total Current assets	(b)	**16,780**		**16,211**	
Total Assets	(a+b)	**70,220**		**77,555**	

Equity and Liabilities

(millions of euros)	note	12/31/2013	of which related parties	12/31/2012	of which related parties
Equity	14)				
Share capital issued		10,693		10,693	
less: treasury shares		(89)		(89)	
Share capital		**10,604**		**10,604**	
Paid-in capital		1,704		1,704	
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		4,753		7,070	
Equity attributable to owners of the Parent		**17,061**		**19,378**	
Non-controlling interests		3,125		3,634	
Total Equity	**(c)**	**20,186**		**23,012**	
Non-current liabilities					
Non-current financial liabilities	15)	31,084	*206*	34,091	*476*
Employee benefits	20)	889		872	
Deferred tax liabilities	10)	234		848	
Provisions	21)	699		863	
Miscellaneous payables and other non-current liabilities	22)	779	*2*	1,053	*2*
Total Non-current liabilities	**(d)**	**33,685**		**37,727**	
Current liabilities					
Current financial liabilities	15)	6,119	*386*	6,150	*178*
Trade and miscellaneous payables and other current liabilities	23)	8,649	*251*	10,542	*327*
Current income tax payables	10)	20		124	
Current liabilities sub-total		**14,788**		**16,816**	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	13)				
of a financial nature		27		–	
of a non-financial nature		1,534	*48*	–	
		1,561		**–**	
Total Current Liabilities	**(e)**	**16,349**		**16,816**	
Total Liabilities	**(f=d+e)**	**50,034**		**54,543**	
Total Equity and Liabilities	**(c+f)**	**70,220**		**77,555**	

Separate Consolidated Income Statements

(millions of euros)	note	Year 2013	of which related parties	Year 2012	of which related parties
Revenues	25)	**23,407**	706	**25,759**	830
Other income	26)	324	24	285	3
Total operating revenues and other income		**23,731**		**26,044**	
Acquisition of goods and services	27)	(10,377)	(510)	(11,289)	(596)
Employee benefits expenses	28)	(3,087)	(107)	(3,333)	(104)
Other operating expenses	29)	(1,318)	(1)	(1,474)	
Change in inventories		48		(4)	
Internally generated assets	30)	543		581	
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		**9,540**		**10,525**	
of which: impact of non-recurring items	41)	*(99)*		*(56)*	
Depreciation and amortization	31)	(4,553)		(4,689)	
Gains (losses) on disposals of non-current assets	32)	(82)		52	
Impairment reversals (losses) on non-current assets	33)	(2,187)		(4,179)	
Operating profit (loss) (EBIT)		**2,718**		**1,709**	
of which: impact of non-recurring items	41)	*(2,383)*		*(4,160)*	
Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	–		(6)	
Other income (expenses) from investments	34)	(3)		2	
Finance income	35)	2,003	63	1,983	45
Finance expenses	35)	(4,186)	(100)	(3,981)	(83)
Profit (loss) before tax from continuing operations		**532**		**(293)**	
of which: impact of non-recurring items	41)	*(2,383)*		*(4,209)*	
Income tax expense	10)	(1,111)		(1,086)	
Profit (loss) from continuing operations		**(579)**		**(1,379)**	
Profit (loss) from Discontinued operations/Non-current assets held for sale	13)	341	67	102	46
Profit (loss) for the year	36)	**(238)**		**(1,277)**	
of which: impact of non-recurring items	41)	*(2,402)*		*(4,111)*	
Attributable to:					
Owners of the Parent		**(674)**		**(1,627)**	
Non-controlling interests		436		350	

(euro)		Year 2013	Year 2012
Earnings per share:			
Basic and Diluted Earnings Per Share (EPS)(*):	37)		
Ordinary Share		(0.03)	(0.08)
Savings Share		(0.03)	(0.08)
of which:			
from Continuing operations			
ordinary share		(0.05)	(0.09)
savings share		(0.05)	(0.09)
from Discontinued operations/Non-current assets held for sale			
ordinary share		0.02	0.01
savings share		0.02	0.01

(*) Basic EPS is equal to Diluted EPS.

Consolidated Statements of Comprehensive Income

Note 14

(millions of euros)		Year 2013	Year 2012
Profit (loss) for the year	**(a)**	**(238)**	**(1,277)**
Other components of the Consolidated Statement of Comprehensive Income:			
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement			
Remeasurements of employee defined benefit plans (IAS19):			
Actuarial gains (losses)		(29)	(56)
Income tax effect		7	14
	(b)	**(22)**	**(42)**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Income tax effect		–	–
	(c)	**–**	**–**
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	**(d=b+c)**	**(22)**	**(42)**
Other components that will be reclassified subsequently to Separate Consolidated Income Statement			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		3	57
Loss (profit) transferred to Separate Consolidated Income Statement		(11)	1
Income tax effect		4	(11)
	(e)	**(4)**	**47**
Hedging instruments:			
Profit (loss) from fair value adjustments		(563)	(702)
Loss (profit) transferred to Separate Consolidated Income Statement		314	272
Income tax effect		71	121
	(f)	**(178)**	**(309)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(1,747)	(1,068)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		–	–
Income tax effect		–	–
	(g)	**(1,747)**	**(1,068)**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		1	–
Loss (profit) transferred to Separate Consolidated Income Statement		–	–
Income tax effect		–	–
	(h)	**1**	**–**
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	**(i=e+f+g+h)**	**(1,928)**	**(1,330)**
Total other components of the Consolidated Statement of Comprehensive Income	**(k=d+i)**	**(1,950)**	**(1,372)**
Total comprehensive income (loss) for the year	**(a+k)**	**(2,188)**	**(2,649)**
Attributable to:			
Owners of the Parent		**(1,758)**	**(2,516)**
Non-controlling interests		(430)	(133)

Consolidated Statements of Changes in Equity

Statements of Changes in Equity from January 1 to December 31, 2012

(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the year	Total	Non-controlling interests	Total equity
			Equity attributable to owners of the Parent								
Balance at December 31, 2011	**10,604**	**1,704**	**(4)**	**(74)**	**1,089**	**196**	**(1)**	**9,276**	**22,790**	**3,904**	**26,694**
Changes in equity during the year:											
Dividends approved								(895)	**(895)**	(143)	**(1,038)**
Total comprehensive income (loss) for the year			47	(309)	(585)	(42)		(1,627)	**(2,516)**	(133)	**(2,649)**
Grant of equity instruments								2	**2**		**2**
Other changes								(3)	**(3)**	6	**3**
Balance at December 31, 2012	**10,604**	**1,704**	**43**	**(383)**	**504**	**154**	**(1)**	**6,753**	**19,378**	**3,634**	**23,012**

Statements of Changes in Equity from January 1 to December 31, 2013   Note 14

(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non-controlling interests	Total equity
			Equity attributable to owners of the Parent								
Balance at December 31, 2012	**10,604**	**1,704**	**43**	**(383)**	**504**	**154**	**(1)**	**6,753**	**19,378**	**3,634**	**23,012**
Changes in equity during the year:											
Dividends approved								(452)	**(452)**	(183)	**(635)**
Total comprehensive income (loss) for the year			(4)	(178)	(881)	(22)	1	(674)	**(1,758)**	(430)	**(2,188)**
Effect of equity transactions of TI Media								(25)	**(25)**	25	**–**
Effect of equity transactions of the Sofora - Telecom Argentina group								(67)	**(67)**	71	**4**
Grant of equity instruments								1	**1**		**1**
Other changes								(16)	**(16)**	8	**(8)**
Balance at December 31, 2013	**10,604**	**1,704**	**39**	**(561)**	**(377)**	**132**	**–**	**5,520**	**17,061**	**3,125**	**20,186**

Consolidated Statements of Cash Flows

(millions of euros)	note	Year 2013	Year 2012
Cash flows from operating activities:			
Profit (loss) from continuing operations		(579)	(1,379)
Adjustments for:			
Depreciation and amortization		4,553	4,689
Impairment losses (reversals) on non-current assets (including investments)		2,197	4,181
Net change in deferred tax assets and liabilities		347	279
Losses (gains) realized on disposals of non-current assets (including investments)		82	(53)
Share of (losses) profits of associates and joint ventures accounted for using the equity method		–	6
Change in provisions for employee benefits		(49)	(229)
Change in inventories		(23)	12
Change in trade receivables and net amounts due from customers on construction contracts		1,074	825
Change in trade payables		(489)	(83)
Net change in current income tax receivables/payables		(104)	(434)
Net change in miscellaneous receivables/payables and other assets/liabilities		(268)	(113)
Cash flows from (used in) operating activities	**(a)**	**6,741**	**7,701**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis	5)	(1,895)	(1,851)
Purchase of tangible assets on an accrual basis	6)	(2,505)	(2,788)
Total purchase of intangible and tangible assets on an accrual basis (*)		(4,400)	(4,639)
Change in amounts due to fixed asset suppliers		9	(63)
Total purchase of intangible and tangible assets on a cash basis		(4,391)	(4,702)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)
Acquisitions/disposals of other investments		–	(3)
Change in financial receivables and other financial assets		604	616
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(104)	40
Proceeds from sale/repayment of intangible, tangible and other non-current assets		88	74
Cash flows from (used in) investing activities	**(b)**	**(3,811)**	**(3,982)**
Cash flows from financing activities:			
Change in current financial liabilities and other		(1,785)	(787)
Proceeds from non-current financial liabilities (including current portion)		4,153	4,616
Repayments of non-current financial liabilities (including current portion)		(5,551)	(5,579)
Share capital proceeds/reimbursements (including subsidiaries)		9	(2)
Dividends paid (*)		(537)	(964)
Changes in ownership interests in consolidated subsidiaries		79	–
Cash flows from (used in) financing activities	**(c)**	**(3,632)**	**(2,716)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)** 13)	**127**	**(29)**
Aggregate cash flows	**(e=a+b+c+d)**	**(575)**	**974**
Net cash and cash equivalents at beginning of the year	**(f)**	**7,397**	**6,670**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	**(526)**	**(247)**
Net cash and cash equivalents at end of the year	**(h=e+f+g)**	**6,296**	**7,397**
(*) of which related parties:			
Total purchase of intangible and tangible assets on an accrual basis		164	127
Dividends paid		62	139

Additional Cash Flow Information

(millions of euros)	Year 2013	Year 2012
Income taxes (paid) received	(863)	(1,241)
Interest expense paid	(4,456)	(3,496)
Interest income received	2,729	1,633
Dividends received	2	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2013	Year 2012
Net cash and cash equivalents at beginning of the year		
Cash and cash equivalents - from continuing operations	6,947	6,196
Bank overdrafts repayable on demand – from continuing operations	(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	489	518
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	7,397	**6,670**
Net cash and cash equivalents at end of the year		
Cash and cash equivalents - from continuing operations	5,744	6,947
Bank overdrafts repayable on demand – from continuing operations	(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	6,296	**7,397**

Note 1
Form, content and other general information

Form and content

Telecom Italia (the "**Parent**") and its subsidiaries form the "Telecom Italia Group" or the "Group".
Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.
The registered offices of the Parent are located in Milan at Piazza degli Affari 2, Italy.
The duration of the company, as stated in the company's Bylaws, extends until December 31, 2100.
The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.
The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.
The Telecom Italia Group consolidated financial statements for the year ended December 31, 2013 have been prepared on a going concern basis (for further details see Note "Accounting policies") and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as "**IFRS**"), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).
In particular, in 2013, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2013 and described below.
The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).
In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding year.
The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).
Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors' meeting held on March 6, 2014.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

- the **consolidated statement of financial position** has been prepared by classifying assets and liabilities according to "current and non-current" criterion;
- the **separate consolidated income statement** has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group's industrial sector.
- In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.
- In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- the **consolidated statement of comprehensive income** includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;
- the **consolidated statement of cash flows** has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (*Statement of Cash Flows*).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets; income/expenses stemming from corporate-related reorganizations; income/expenses arising from fines levied by regulatory agencies and impairment losses on goodwill.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated statements of financial position, the separate consolidated income statements and the consolidated statements of cash flows.

Segment Reporting

An operating segment is a component of an entity:

- that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
- whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources (for the Telecom Italia Group the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location of the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. Furthermore, as a result of the inclusion, during the fourth quarter of 2013, of the Sofora – Telecom Argentina group in Discontinued operations, the Argentina Business Unit is no longer separately presented.

The term "operating segment" is considered synonymous with "Business Unit".

The operating segments of the Telecom Italia Group are as follows:

- **Domestic:** includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the related support activities;

- **Brazil**: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;
- **Media**: carries out the network operator activities through Telecom Italia Media Broadcasting;
- **Olivetti**: includes manufacturing operations for products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;
- **Other Operations:** includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Note 2
Accounting policies

Going concern

The consolidated financial statements for the year ended December 31, 2013 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, do not raise doubts as to the Group's ability to continue as a going concern:

● the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

  – changes in the general macroeconomic condition in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;
  – variations in business conditions;
  – changes to laws and regulations (price and rate variations);
  – outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;
  – financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);

● the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph "Share capital information" under the Note "Equity";

● the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note "Financial risk management".

Principles of consolidation

The consolidated financial statements include the financial statements of all subsidiaries from the date control over such subsidiaries commences until the date that control ceases.

The statement of financial position date of all the subsidiaries' financial statements coincides with that of the Parent.

Control exists when the Parent Telecom Italia S.p.A. has all the following:

● power over the investee, which includes the ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee's returns;

● exposure, or rights, to variable returns from its involvement with the investee;

● the ability to use its power over the investee to affect the amount of the investor's returns.

Telecom Italia assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Under IFRS 10 (Consolidated financial statements), the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase (or negative goodwill) is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated into Euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

Under IFRS 10, changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

Under IFRS 10, the parent in case of loss of control of a subsidiary:

- derecognizes:
  - the assets (including any goodwill) and liabilities of the subsidiary;
  - the carrying amount of any non-controlling interests in the former subsidiary;

- recognizes:
  - the fair value of the consideration received, if any, from the transaction;
  - any investment retained in the former subsidiary at its fair value at the date when control is lost;
  - any gain or loss, resulting from the transaction, in the separate consolidated income statement;
  - the reclassification to separate consolidated income statement, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (Joint Arrangements).

Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are included in the consolidated financial statements from the date that significant influence or joint control commences until the date such significant influence or joint control ceases.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the investee's profit or loss is recognized in the investor's income statement. Dividends received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investee's other comprehensive income (i.e. those arising from foreign exchange translation differences). The investor's share of those changes is recognised in the investor's other comprehensive income.

If an investor's share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognising its share of further losses.

After the investor's interest is reduced to zero, additional losses are provided for, and a liability is recognised, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

Gains and losses resulting from "upstream" and "downstream" transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognised in the investor's financial statements only to the extent of unrelated investors' interests in the associate or joint venture.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group's interest in those entities.

Intangible assets

Goodwill

Under IFRS 3 (*Business Combinations*), goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a) the aggregate of:
  – the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);
  – the amount of any non-controlling interest in the acquiree measured at the non-controlling interest's proportionate share of the acquiree's identifiable net assets at the acquisition date fair value;
  – in a business combination achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree;

b) the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, *inter alia*, the following:
● incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;
● in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Other intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized systematically. Instead, they undergo impairment testing at least annually.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (*Intangible Assets*), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.
Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.
For a small portion of mobile and broadband offerings, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:
- the capitalized costs can be measured reliably;
- there is a contract binding the customer for a specific period of time;
- it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 18 and 30 months).
In all other cases, subscriber acquisition costs are expensed when incurred.

Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.
Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.
The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item "Depreciation".

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

Capitalized borrowing costs

Under IAS 23 (*Borrowing Costs*), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the "finance expense" line item to which they relate.

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (*Impairment of Assets*); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

Financial instruments

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group's portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

- "available-for-sale financial assets", as non-current or current assets;
- "financial assets at fair value through profit or loss", as current assets held for trading.

Other investments classified as "available-for-sale financial assets" are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (*Reserve for available-for-sale financial assets*) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as "available-for-sale financial assets" whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (*Financial instruments: recognition and measurement*).

Impairment losses recognized on other investments classified as "available-for-sale financial assets" are not reversed.

Changes in the value of other investments classified as "financial assets at fair value through profit or loss" are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group's portfolio for a period of not more than 12 months, and are included in the following categories:

- held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;
- held for trading and measured at fair value through profit or loss;
- available-for-sale and measured at fair value with a contra-entry to an equity reserve (*Reserve for available-for-sale financial assets*) which is reversed to the separate consolidated income statement when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as "available-for-sale financial assets" no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost. Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for "available-for-sale financial assets" reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.
In accordance with IAS 39, they also include trade and other payables.
Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.
Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.
Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a) at the inception of the hedge, the hedging relationship is formally designated and documented;
b) the hedge is expected to be highly effective;
c) its effectiveness can be reliably measured;
d) the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

- *Fair value hedge* – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.
- *Cash flow hedge* – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (*Reserve for hedging instruments*). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer confers a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the consolidated statement of financial position from other assets and liabilities. The corresponding amounts for the previous period are not reclassified in the consolidated statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (*Discontinued Operations*) is a component of an entity that has been disposed of or classified as held for sale and:

● represents a major line of business or geographical area of operations;
● is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
● is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees' years of service and the compensation earned by the employee during the service period.

Under IAS 19 (*Employee Benefits*), the employee severance indemnity as calculated is considered a "Defined benefit plan" and the related liability recognized in the statement of financial position (*Provision for employee severance indemnities*) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the "time value" component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statement.

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the "Treasury fund" managed by INPS, the Italian Social Security Institute.

Consequently, the Group's obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a "Defined contribution plan".

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (*Share-Based Payment*).

In accordance with IFRS 2, such plans represent a component of the beneficiaries' compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in "Employee benefits expenses" over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated "Other equity instruments". Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from "Other equity instruments" with a contra-entry to "Employee benefits expenses".

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to "Employee benefits expenses"; at the end of each year such liability is measured at fair value.

Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Finance expenses".

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the "accounting par value", that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from "Other reserves and retained earnings (accumulated losses), including profit (loss) for the year".

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

- **Revenues from services rendered**

  Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

  In Italy, revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

  Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in "Trade and miscellaneous payables and other current liabilities" in the consolidated statement of financial position.

- **Revenues from sales and bundled offerings**

  Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.A small portion of the offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 18 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under "Intangible assets with a finite useful life" if the conditions for capitalization as described in the related accounting policy are met.

- **Revenues on construction contracts**

  Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders' meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders' meeting.

Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group.

Income taxes are recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the Statement of comprehensive income the amount of income taxes relating to each item included as "Other components of the Statement of comprehensive income" is indicated.

The income tax expense that could arise on the remittance of a subsidiary's retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities / assets are recognized using the "Balance sheet liability method". They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in "Other operating expenses".

Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group's profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, including the shares relating to the bond issued in November 2013 by Telecom Italia Finance S.A. with mandatory conversion to Telecom Italia shares and excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group's profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

As stated above, the weighted average of the ordinary shares outstanding during the year also takes account of the ordinary shares that are expected to be issued for the conversion of the above-mentioned bond of Telecom Italia Finance S.A. with mandatory conversion to Telecom Italia shares. For diluted earnings per ordinary share, the weighted average number of shares outstanding during the year is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

Use of estimates

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates
Goodwill	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note "Goodwill".
Business combinations	The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.
Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Depreciation and amortization expense	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.
Accruals, contingent liabilities and employee benefits	As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years. The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.
Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs); • the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.
Income taxes	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.
Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For more details see the note "Supplementary disclosures on financial instruments".

As required by IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*) par. 10, in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations issued by IASB and in force from January 1, 2013

In accordance with IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*), the IFRS in force starting from January 1, 2013 are indicated and briefly described below.

● **Amendments to IAS 1 (*Presentation of Financial Statements*)**
   On June 5, 2012, Regulation EC no. 475-2012 was issued, adopting at EU level several amendments to IAS 1 made by the IASB, concerning the presentation of other components of other comprehensive income. In particular, these amendments require that other items of comprehensive income be separately grouped, distinguishing between those that may be reclassified ("transferred") to the separate income statement and those that may not be reclassified.
   The adoption of these amendments had no impact in terms of the measurement of financial statement items, and had a limited impact on the disclosure provided in these consolidated financial statements at December 31, 2013.

● **Amendments to IFRS 7 (*Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities*)**
   On December 13, 2012 Regulation EC no. 1256-2012 was issued, adopting at EU level several amendments to IFRS 7 by the IASB, concerning disclosures on the offsetting of financial assets and liabilities.
   The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2013.

● **Amendments to IAS 12 (*Income Taxes*)**
   On December 11, 2012 Regulation EC no. 1255-2012 was issued, applying the amendments to IAS 12 at EU level. According to IAS 12, an entity shall determine deferred tax liabilities relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale of the asset. The amendment establishes the assumption that the carrying amount is usually recovered through sale.
   The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2013.

● **IFRS 10 (*Consolidated Financial Statements*) and IAS 27 (*Separate Financial Statements*)**
   On December 11, 2012 Regulation EC no. 1254-2012 was issued, applying at EU level IFRS 10, which fully replaces SIC 12 (*Consolidation - Special Purpose Entities - Vehicle Companies*), as well as the parts of IAS 27 ("*Consolidated and Separate Financial Statements*", now renamed "*Separate Financial Statements*") that establish how and when consolidated financial statements must be prepared.
   IFRS 10 introduces some changes to the definition of the concept of control, including several application guidelines (including agency relationships and the ownership of potential voting rights).
   The verification of control requirements must be conducted on an ongoing basis, not just at the time the investment is acquired.
   As permitted by said Regulation, the Telecom Italia Group decided to adopt these amendments starting from the year 2013. In any event, this adoption had no impact on the consolidated financial statements at December 31, 2013.

- **IFRS 11 (*Joint Arrangements*)**

  The above-mentioned Regulation EC no. 1254-2012, applying at EU level IFRS 11, which fully replaces IAS 31 (Interests in joint ventures) and SIC 13 (*Jointly controlled entities – Non-Monetary contributions by venturers).*

  According to IFRS 11, participants in a joint venture must measure their investments using the equity method. Thus, proportionate consolidation is no longer permitted.

  As permitted by said Regulation, the Telecom Italia Group decided to adopt these amendments starting from the year 2013. In any event, this adoption had no impact on the consolidated financial statements at December 31, 2013.

- **IAS 28 (*Investments in Associates and Joint Ventures*)**

  The above-mentioned Regulation EC no. 1254-2012 applied at EU level IAS 28 revised, which aims to define the accounting principles for investments in associates and the requirements for applying the equity method when accounting for investments in associates and joint ventures.

  The application had no impact on the consolidated financial statements at December 31, 2013.

- **IFRS 12 (*Disclosure of Interests in Other Entities*)**

  The above-mentioned Regulation EC no. 1254-2012 applied at EU level IFRS 12, which defines the disclosure to be provided in the financial statements in order to evaluate the nature of, and risks associated with all forms of investment in other entities, including joint arrangements, subsidiaries, associates, vehicle companies and special purpose companies.

  The disclosure required is provided in the notes to these annual consolidated financial statements at December 31, 2013.

- **IFRS 13 (*Fair Value Measurement*)**

  On December 11, 2012, Regulation EC no. 1255-2012 was issued, adopting at EU level IFRS 13, which aims to improve consistency and comparability in fair value measurement through the "fair value hierarchy". This hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value, giving the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

  IFRS 13, which must be adopted prospectively, does not extend the use of fair value accounting, but provides guidance on how it should be applied.

  Specifically, IFRS 13:
  – defines the concept of fair value as follows: "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date";
  – sets out a single framework of provisions for all fair value measurements;
  – introduces specific disclosure requirements to be provided concerning fair value measurement.

  Despite the fact that many of the concepts in IFRS 13 are consistent with current practice, some aspects of the new standard have impacts on the Telecom Italia Group. The main impact is the result of the specifications concerning the measurement of default risk in determining the fair value of derivative contracts. This risk includes both the changes in the counterparty's credit rating and those of the Telecom Italia Group. Further details are provided in the Note "Supplementary disclosure on financial instruments". The application of IFRS 13 had a positive effect on loss attributable to owners of the Parent for 2013 and on equity attributable to owners of the Parent as of December 31, 2013 of 18 million euros.

  The application of IFRS 13 had no impact on basic and diluted earnings per share, expressed in euro cents.

- **Improvements to the IFRS (*2009-2011 cycle*)**

  On March 27, 2013 Regulation EC no. 301-2013 was issued, applying several improvements to the IFRS for the period 2009 -2011, at EU level.

  The improvements to the IFRS specifically concern the following aspects:
  – IAS 1 - clarification of the requirements for comparative information;
  – IAS 16 - classification of spare parts and servicing equipment;
  – IAS 32 - tax effect of distributions to holders of equity instruments;
  – IAS 34 – additional disclosure in interim financial reporting for total assets and liabilities segment information.

  The adoption of these improvements had no impact on the measurement of the consolidated financial statement line items at December 31, 2013.

- **Transition Guidance: *Amendments to IFRS 10, IFRS 11 and IFRS 12***

  On April 4, 2013 Regulation EC no. 313-2013 was issued, applying the Transition Guidance at EU level.

  This document amends IFRS 10 (*Consolidated financial statements*) to clarify that an investor must retrospectively adjust the comparative period if the conclusions on consolidation are not the same according to IAS 27 / SIC 12 and IFRS 10 at the "initial application date".

  This document also amended IFRS 11 (*Joint Arrangements*) and IFRS 12 (*Disclosure of Interests in Other Entities*), providing relief for the presentation or amendment of comparative information for periods prior to the period defined as the "period immediately preceding".

  As permitted by said Regulation, the Telecom Italia Group decided to adopt the standards in question starting from the year 2013. This adoption, however, had no impact on the consolidated financial statements at December 31, 2013.

- **Investment Entities (*Amendments to IFRS 10, IFRS 12 and IAS 27*)**

  On November 20, 2013 Regulation EC no. 1174-2013 was issued, applying at EU level several amendments to IFRS 10, IFRS 12 and IAS 27. These amendments apply to the so called "*Investment Entities*". The IASB uses the term "*Investment Entities*" to refer to an entity that:
  – obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
  – commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
  – measures and evaluates the performance of substantially all of its investments on a fair value basis.

  These entities include private equity and venture capital organizations, pension funds, sovereign and other investment funds.

  These amendments are not currently applicable to Telecom Italia Group, as there aren't investment entities within the Group.

New Standards and Interpretations endorsed by EU not yet in force

In December 2012 certain amendments were applied at EU level that had been made by the IASB to IAS 32 (*Financial instruments: presentation - Offsetting Financial Assets and Financial Liabilitie*s) to clarify the application of several criteria for offsetting financial assets and liabilities.

The amendment to IAS 32 are to be applied from January 1, 2014.

These amendments are not expected to have a significant effect on the consolidated financial statements of the Group.

Note 3
Scope of consolidation

Investments in consolidated subsidiaries

Composition of the Group

Telecom Italia holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note "List of companies of Telecom Italia Group".

Scope of consolidation

The changes in the scope of consolidation at December 31, 2013 compared to December 31, 2012 are listed below.

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
LATIN AMERICAN NAUTILUS PUERTO RICO LLC	New company	Domestic	September 2013

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
LA7 S.r.l.	sold	Media	April 2013
TECNOSERVIZI MOBILI S.r.l.	liquidated	Domestic	June 2013
MTV PUBBLICITA' S.r.l.	sold	Media	September 2013
MTV ITALIA S.r.l.	sold	Media	September 2013

The breakdown by number of Telecom Italia Group subsidiaries, associates and joint ventures at December 31, 2013 and December 31, 2012 is as follows:

Companies:	12/31/2013		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	38	62	100
joint ventures accounted for using the equity method	-	-	-
associates accounted for using the equity method	14	-	14
Total companies	**52**	**62**	**114**

Companies:	12/31/2012		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	42	61	103
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	**58**	**61**	**119**

Further details are provided in the Note "List of companies of the Telecom Italia Group".

Subsidiaries with significant non-controlling interests

At December 31, 2013, Telecom Italia Group held equity investments in subsidiaries with significant non-controlling interests in Sofora – Telecom Argentina group and Tim Brasil group.
For information on Sofora – Telecom Argentina group, see the disclosures provided in the Note "Discontinued operations/Non-current assets held for sale".

As concerns Tim Brasil group, the figures provided below, stated before the netting and elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made due to differences in the accounting policies adopted, as well as adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

Tim Brasil group – Brazil Business Unit
Non-controlling interests held at December 31, 2013 and at December 31, 2012 amounted to 33.3% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda.), equivalent to the corresponding share of voting rights.

Financial Position Data Tim Brasil group

(millions of euros)	12/31/2013	12/31/2012
Non-current assets	6,373	7,154
Current assets	3,343	3,732
Total Assets	**9,716**	**10,886**
Non-current liabilities	1,701	1,818
Current liabilities	2,420	2,655
Total Liabilities	**4,121**	**4,473**
Equity	**5,595**	**6,413**
of which Non-controlling interests	*1,540*	*1,748*

Operating Data Tim Brasil group

(millions of euros)	2013	2012
Revenues	6,945	7,477
Profit (loss) for the year	**531**	**605**
of which Non-controlling interests	*177*	*202*

Financial Data Tim Brasil group

Aggregate cash flows generated a negative 12 million euros in 2013, essentially due to a negative exchange rate effect of 307 million euros; excluding that effect, cash flow would have generated a positive 295 million euros. In 2012, aggregate cash flows generated a positive 297 million euros, essentially due to a negative exchange rate effect of 168 million euros; excluding that effect, cash flow would have generated a positive 465 million euros. Dividends paid to non-controlling interests totaled 86 million euros in 2013, compared to 69 million euros in 2012.

Lastly, again with reference to the Tim Brasil group and in line with the information given in the Report on Operations – Main risks and uncertainties Section, the main risk factors that could restrict, including significantly, the operations of the Tim Brasil group are listed below:
- strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);
- operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);
- financial risks;
- Regulatory and Compliance risks.

Note 4
Goodwill

Goodwill shows the following breakdown and changes during 2012 and 2013:

(millions of euros)	12/31/2011	Increase	Decrease	Impairments	Exchange differences	12/31/2012
Domestic	34,646			(4,016)		30,630
Core Domestic	34,231			(4,016)		30,215
International Wholesale	415					415
Brazil	1,954				(195)	1,759
Argentina	176			(168)	(8)	–
Media	126			(105)		21
Other Operations	–					–
Total	**36,902**	**–**	**–**	**(4,289)**	**(203)**	**32,410**

(millions of euros)	12/31/2012	Discontinued operations	Increase	Decrease	Impairments	Exchange differences	12/31/2013
Domestic	30,630				(2,187)		28,443
Core Domestic	30,215				(2,187)		28,028
International Wholesale	415						415
Brazil	1,759					(291)	1,468
Argentina	–	–					–
Media	21						21
Other Operations	–						–
Total	**32,410**	**–**	**–**	**–**	**(2,187)**	**(291)**	**29,932**

The decrease of 2,478 million euros recognized in 2013 included:
- the goodwill impairment loss of 2,187 million euros for the Domestic Business Unit, due to the result of the impairment test conducted at December 31, 2013, implemented using the same method adopted in previous impairment tests and in particular comparing the value in use of the Core Domestic Cash Generating Unit (CGU) with its recoverable amount at the same date. In particular, in the first half of 2013, the Group tested Goodwill for impairment. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group's specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to the management's expectations of the forecast impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates. The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the updated Industrial Plan; no further impairment losses resulted from such test compared to the 2,187 million euros already recognized in the first half of 2013;
- negative exchange differences, totaling 291 million euros, relating to the goodwill of the Brazil Business Unit.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group. As a result, pursuant to IFRS 5 (Non-current assets held for sale and discontinued operations), the investment in the Sofora – Telecom Argentina group was classified under Discontinued operations.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units) to December 31, 2013 and 2012 can be summarized as follows:

(millions of euros)	12/31/2013			12/31/2012		
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Domestic	42,245	(13,802)	**28,443**	42,245	(11,615)	**30,630**
Core Domestic	41,830	(13,802)	**28,028**	41,830	(11,615)	**30,215**
International Wholesale	415	–	**415**	415	–	**415**
Brazil	1,475	(7)	**1,468**	1,766	(7)	**1,759**
Argentina (*)	–	–	**–**	151	(151)	**–**
Media (**)	181	(160)	**21**	229	(208)	**21**
Olivetti	6	(6)	**–**	6	(6)	**–**
Other Operations	–	–	**–**	–	–	**–**
Total	**43,907**	**(13.975)**	**29,932**	**44,397**	**(11,987)**	**32,410**

(*) Following the classification of Sofora – Telecom Argentina group as Discontinued Operations, amounts for the Argentina Business Unit are no longer stated (goodwill allocated to the unit, totaling 979 million Argentine pesos, was written down completely in 2012).
(**) The reduction in both the gross carrying amount and the accumulated impairment losses was due to the disposals of investments held in La7 and MTV Italia.

Goodwill allocated to the Brazil Business Unit is stated in euros, converted at the spot exchange rate at the closing date of the financial statements. The gross carrying amount of goodwill for the Brazil Business Unit corresponds to 4,742 million Brazilian reais.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.
The impairment test at December 31, 2013 was carried out on two levels. At a first level, an estimate was made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated; at a second level the group was considered as a whole.
The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic
	International Wholesale
Brazil	Tim Brasil group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic segment; the recoverable amount of the Brazil and Media CGUs is instead based on market capitalization (fair value).

The impairment test at December 31, 2013 did not identify any additional impairment loss with respect to the 2,187 million euros recognized in the first half of 2013, as the estimate of the recoverable amount of all the CGUs examined was higher than their carrying amount.

The main variables that had a significant influence on the value in use, for the two CGUs for which this value is used (Core Domestic and International Wholesale), are detailed in the table below:

Core Domestic	International Wholesale
EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

In keeping with the new procedure already adopted for the annual impairment test, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of plan cash flows (2014-2016) extended to cover a time period of five years (2014-2018).
For the estimate of the value in use of the Core Domestic CGU, the analytical forecasts of EBITDA - Capex flows used over the plan period were brought within the range of the analyst forecasts produced following the announcement of the industrial plan, after having taken account of downside scenarios with respect to the plan scenarios.

The estimate of the value in use for the International Wholesale CGU is based on the figures in the 2014-2016 industrial plan, without further extensions.

The nominal growth rates used to estimate the terminal value are the following:

Core Domestic	International Wholesale
+0.0%	+0.0%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the presentation of the industrial plan).
Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts' terminal year forecasts (equal to 18.69%) was used.

The cost of capital was estimated by considering the following:
● the criterion applied was the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);
● in the case of International Wholesale, a "full equity" financial structure was considered since it is representative of the normal financial structure of the business; for the Core Domestic CGU, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;
● the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU Beta coefficient = 1.31; International Wholesale CGU Beta coefficient = 0.75 (unlevered Beta));
● for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the related capitalization rates (WACC–g) have been estimated for each Cash Generating Unit as follows:

	Core Domestic %	International Wholesale %
WACC post-tax	8.00	8.43
WACC post-tax – g	8.00	8.43
WACC pre-tax	11.61	12.38
WACC pre-tax – g	11.61	12.38

The differences between the value in use and the carrying amounts before impairment test at December 31, 2013 for the two CGUs considered amounted to:

(millions of euros)	Core Domestic	International Wholesale
Difference between values in use and carrying amounts	+995	+ 61

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the WACC pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate of EBITDA (CAGR '13-'18 Core Domestic). CAGR '13-'16 International Wholesale) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic %	International Wholesale %
Pre-tax discount rate	11.61	12.38
Long-term growth rate (g)	0	0
Compound Annual Growth Rate (CAGR) of EBITDA	0.41	0.33
Capital expenditures rate (Capex/Revenues)	from 17.57 to 19.05	from 6.03 to 7.48

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic %	International Wholesale %
Pre-tax discount rate	0.28	0.97
Long-term growth rate (g)	- 0.44	- 1.27
Compound Annual Growth Rate (CAGR) of EBITDA	- 0.65	- 1.68
Capital expenditures rate (Capex/Revenues)	0.76	0.35

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-first level impairment testing. No impairment losses resulted at this further level of testing.

Note 5
Other intangible assets

Other intangible assets decreased by 1,647 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2012
Industrial patents and intellectual property rights	**2,575**	1,051	(1,382)	(40)	(1)	(96)		228	**2,335**
Concessions, licenses, trademarks and similar rights	**3,336**	192	(336)			(190)		168	**3,170**
of which Licenses with an indefinite useful life	**441**					(63)			**378**
Other intangible assets with a finite useful life	**1,134**	350	(494)	(85)		(108)		(2)	**795**
Work in progress and advance payments	**1,592**	402		(2)	(4)	(1)	52	(412)	**1,627**
Total	**8,637**	**1,995**	**(2,212)**	**(127)**	**(5)**	**(395)**	**52**	**(18)**	**7,927**

(millions of euros)	12/31/2012	Discontinued operations	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2013
Industrial patents and intellectual property rights	**2,335**		1,262	(1,392)	–	(1)	(159)	287	**2,332**
Concessions, licenses, trademarks and similar rights	**3,170**	(664)	236	(369)			(132)	1,153	**3,394**
of which Licenses with an indefinite useful life	**378**	(378)					–		**–**
Other intangible assets with a finite useful life	**795**	(565)	281	(251)			(4)	1	**257**
Work in progress and advance payments	**1,627**		116			(4)	(2)	(1,440)	**297**
Total	**7,927**	**(1,229)**	**1,895**	**(2,012)**	**–**	**(5)**	**(297)**	**1**	**6,280**

Additions in 2013 also included 307 million euros of internally generated assets (295 million euros in 2012). Further details are provided in the Note "Internally generated assets".
Other net changes in 2013 included, among others, the effects of changes in the scope of consolidation due to the sale of La7 S.r.l. on April 30, 2013 (9 million euros) and of MTV group on September 12, 2013 (10 million euros).

Industrial patents and intellectual property rights at December 31, 2013 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They mainly related to Telecom Italia S.p.A. (1,468 million euros) and to the Brazil Business Unit (833 million euros). The sale of La7 S.r.l. resulted in a reduction of 8 million euros, and the sale of the MTV group resulted in a reduction of 9 million euros.

With regard to amortization, it is noted that, based on the recent evolution of the commercial offers of the Parent Telecom Italia, the useful life of the software applications developed to support those offers has been reduced from 3 to 2 years, with effect from January 1, 2013; this resulted in higher amortization charges recognized for 2013 of 109 million euros.
Listed below are the estimated impacts on amortization for the subsequent periods, calculated based on non-current assets at December 31, 2013:

- higher charges of 21 million euros in the year 2014;
- lower charges of 45 million euros in the year 2015;
- lower charges of 85 million euros in the year 2016.

Concessions, licenses, trademarks and similar rights at December 31, 2013 mainly related to:
- unamortized cost of telephone licenses and similar rights (2,349 million euros for Telecom Italia S.p.A. and 506 million euros for the Brazil Business Unit);
- Indefeasible Rights of Use -IRU (256 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);
- TV frequencies of the Media Business Unit (102 million euros). The user rights to the frequencies used for digital terrestrial transmission are amortized over 20 years.

The net carrying amount of telephone licenses and similar rights, totaling 2,855 million euros, and their related useful lives are detailed below:

Type	Net carrying amount at 12/31/2013 (millions of euros)	Amortization period in years	Amortization charge for 2013 (millions of euros)
Telecom Italia S.p.A.:			
UMTS	1,074	18	134
UMTS 2100 MHz	59	12	7
Wireless Local Loop	3	15	1
WiMax	9	15	1
LTE 1800 MHz	137	18	9
LTE 2600 MHz	106	17	7
LTE 800 MHz	961	17	60
Tim Brasil group:			
GSM and 3G (UMTS)	393	9-15	98
4G (LTE)	113	15	6
TDMA	–	14	4

Other intangible assets with a finite useful life at December 31, 2013 essentially consisted of 230 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A.. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 24 or 30 months).

Work in progress and advance payments, showed a decrease primarily due to the effect of the entry into force from January 1, 2013 of the user rights for the 800 and 2600 MHz LTE frequencies to be allocated to broadband mobile services, acquired by Telecom Italia S.p.A. during the year 2011; as a consequence, the related finance expenses have no longer been capitalized. At December 31, 2012, the item totaled 64 million euros.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2013 and 2012 can be summarized as follows:

(millions of euros)	12/31/2013			
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,597	(8)	(10,257)	2,332
Concessions, licenses, trademarks and similar rights	6,387	(234)	(2,759)	3,394
Other intangible assets with a finite useful life	783		(526)	257
Work in progress and advance payments	299	(2)		297
Total intangible assets with a finite useful life	**20,066**	**(244)**	**(13,542)**	**6,280**
Intangible assets with an indefinite useful life	**–**	**–**	**–**	**–**
Total Other intangible assets	**20,066**	**(244)**	**(13,542)**	**6,280**

(millions of euros)	12/31/2012			
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,544	(46)	(10,163)	2,335
Concessions, licenses, trademarks and similar rights	5,750	(245)	(2,713)	2,792
Other intangible assets with a finite useful life	1,703	(77)	(831)	795
Work in progress and advance payments	1,631	(4)		1,627
Total intangible assets with a finite useful life	**21,628**	**(372)**	**(13,707)**	**7,549**
Intangible assets with an indefinite useful life	**378**	**–**	**–**	**378**
Total Other intangible assets	**22,006**	**(372)**	**(13,707)**	**7,927**

Impairment losses on "Industrial patents and intellectual property rights" decreased following the sale of La7 S.r.l.. It is also noted that Telecom Italia S.p.A. posted a gross carrying amount of 778 million euros and a net carrying amount of 1 million euros in disposals connected with the discarding or upgrading of software.

Impairment losses on "Concessions, licenses, trademarks and similar rights," relating mainly to reporting periods prior to 2004, referred to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the LanMed group. The change shown was essentially due to the translation into euros of accounts denominated in U.S. dollars.

The cancellation of accumulated impairment losses on "Other intangible assets with a finite useful life" was due to the classification of Sofora – Telecom Argentina group as a discontinued operation, which also entailed the cancellation of the carrying amounts of the relative "Intangible assets with an indefinite useful life".
Finally, "Other intangible assets with a finite useful life" included 153 million euros in gross disposals connected with subscriber acquisition costs that were fully amortized by Telecom Italia S.p.A.

Note 6
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased by 2,166 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2012
Land	235				–	(17)	14	232
Buildings (civil and industrial)	795	12	(73)	(1)	–	(50)	15	698
Plant and equipment	12,108	2,215	(2,614)	(12)	(20)	(395)	555	11,837
Manufacturing and distribution equipment	32	12	(14)		–	–	9	39
Other	724	194	(306)	(2)	(7)	(50)	124	677
Construction in progress and advance payments	1,005	726		(1)	(1)	(64)	(683)	982
Total	14,899	3,159	(3,007)	(16)	(28)	(576)	34	14,465

(millions of euros)	12/31/2012	Discontinued operations	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2013
Land	232	(93)	-			(1)	(3)		135
Buildings (civil and industrial)	698	(282)	12	(44)		(1)	(4)	1	380
Plant and equipment	11,837	(876)	1,986	(2,166)		(14)	(414)	241	10,594
Manufacturing and distribution equipment	39	(3)	14	(14)				5	41
Other	677	(191)	155	(194)		(5)	(30)	42	454
Construction in progress and advance payments	982	(236)	296		–	(1)	(43)	(303)	695
Total	14,465	(1,681)	2,463	(2,418)	–	(22)	(494)	(14)	12,299

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2013 mainly related to Telecom Italia S.p.A. (115 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2013 was mainly attributable to Telecom Italia S.p.A. (327 million euros).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone traffic. The balance at December 31, 2013 mainly related to Telecom Italia S.p.A. (8,110 million euros) and to companies of the Brazil Business Unit (2,127 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount was in line with the end of the prior year and was primarily carried by Telecom Italia S.p.A..

Other is mostly made up of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2013 also included 236 million euros of internally generated assets (286 million euros in 2012). Further details are provided in the Note "Internally generated assets".

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2013 and 2012 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2013 and 2012 can be summarized as follows:

(millions of euros)	**12/31/2013**			
	Gross carrying amount	**Accumulated impairment losses**	**Accumulated depreciation**	**Net carrying amount**
Land	135			135
Buildings (civil and industrial)	1,424	(2)	(1,042)	380
Plant and equipment	64,370	(51)	(53,725)	10,594
Manufacturing and distribution equipment	276	(1)	(234)	41
Other	3,866	(3)	(3,409)	454
Construction in progress and advance payments	696	(1)		695
Total	**70,767**	**(58)**	**(58,410)**	**12,299**

(millions of euros)	**12/31/2012**			
	Gross carrying amount	**Accumulated impairment losses**	**Accumulated depreciation**	**Net carrying amount**
Land	232			232
Buildings (civil and industrial)	1,768	(6)	(1,064)	698
Plant and equipment	65,174	(67)	(53,270)	11,837
Manufacturing and distribution equipment	268	(2)	(227)	39
Other	4,211	(6)	(3,528)	677
Construction in progress and advance payments	983	(1)		982
Total	**72,636**	**(82)**	**(58,089)**	**14,465**

The reduction in accumulated impairment losses was primarily connected with changes in the scope of consolidation due to the sale of La7 S.r.l.

Assets held under finance leases

Assets held under finance lease decreased by 94 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Additions	Depreciation	Other changes	12/31/2012
Buildings (civil and industrial)	1,042	24	(113)	19	972
Other	16	10	(8)	(1)	17
Construction in progress and advance payments	36	8		(19)	25
Total	**1,094**	**42**	**(121)**	**(1)**	**1,014**

(millions of euros)	12/31/2012	Discontinued operations	Additions	Depreciation	Other changes	12/31/2013
Buildings (civil and industrial)	972	–	21	(117)	7	883
Other	17	(8)	2	(6)		5
Construction in progress and advance payments	25	–	19		(12)	32
Total	**1,014**	**(8)**	**42**	**(123)**	**(5)**	**920**

Buildings (civil and industrial) includes those under long rent leases and related building adaptations. They refer almost entirely to Telecom Italia S.p.A.

Other basically comprises the capitalization of finance leases of Data Center hardware.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2013 and 2012 can be summarized as follows:

(millions of euros)	12/31/2013			
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,106	(27)	(1,196)	883
Other	90		(85)	5
Construction in progress and advance payments	32			32
Total	**2,228**	**(27)**	**(1,281)**	**920**

(millions of euros)	12/31/2012			
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,078	(27)	(1,079)	972
Other	98		(81)	17
Construction in progress and advance payments	25			25
Total	**2,201**	**(27)**	**(1,160)**	**1,014**

At December 31, 2013 and 2012, finance lease payments due in future years and their present value are as follows:

(millions of euros)	12/31/2013		12/31/2012	
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	215	194	229	204
From 2 to 5 years	882	582	880	599
Beyond 5 years	741	379	857	364
Total	1,838	1,155	1,966	1,167

(millions of euros)	12/31/2013	12/31/2012
Future net minimum lease payments	1,838	1,966
Interest portion	(683)	(799)
Present value of lease payments	1,155	1,167
Finance lease liabilities	1,293	1,378
Financial receivables for lease contracts	(138)	(211)
Total net finance lease liabilities	1,155	1,167

At December 31, 2013, the inflation adjustment to finance lease payments was approximately 35 million euros (about 31 million euros at December 31, 2012) and related to Telecom Italia S.p.A.

Note 7
Investments

Investments, which were substantially unchanged with respect to December 31, 2012, consisted of:

(millions of euros)	12/31/2013	12/31/2012
Investments accounted for using the equity method		
Associates	65	65
Joint Ventures	–	–
Total	**65**	**65**

Investments in associates accounted for using the equity method are detailed as follows:

(millions of euros)	12/31/2011	Additions	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2012
Trentino NGN S.r.l.					25	**25**
Tiglio I	**22**			(7)		**15**
Tiglio II	**1**					**1**
Other	**23**	3	(3)	1		**24**
Total	**46**	**3**	**(3)**	**(6)**	**25**	**65**

(millions of euros)	12/31/2012	Additions	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2013
Trentino NGN S.r.l.	**25**					**25**
Tiglio I	**15**			(1)		**14**
Tiglio II	**1**					**1**
Other	**24**			1		**25**
Total	**65**	**–**	**–**	**–**	**–**	**65**

The list of investments accounted for using the equity method is presented in the Note "List of companies of the Telecom Italia Group".

Investments in associates accounted for using the equity method of the Telecom Italia Group are not material both individually or in aggregate form.

Investments in structured entities

Telecom Italia Group does not hold investments in structured entities.

Other investments

Other investments refer to the following:

(millions of euros)	12/31/2011	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2012
Assicurazioni Generali	2			1		3
Fin.Priv.	10					10
Sia	11					11
Other	15	1		(1)		15
Total	**38**	**1**	**–**	**–**	**–**	**39**

(millions of euros)	12/31/2012	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2013
Assicurazioni Generali	3			–		3
Fin.Priv.	10			4		14
Sia	11					11
Other	15				(1)	14
Total	**39**	**–**	**–**	**4**	**(1)**	**42**

In accordance with IAS 39, Other investments represent "Available-for-sale financial assets".
Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

Note 8
Financial assets (non-current and current)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)		12/31/2013	12/31/2012
Non-current financial assets			
Securities, financial receivables and other non-current financial assets			
Securities other than investments		6	22
Financial receivables for lease contracts		58	110
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,018	2,291
Receivables from employees		31	34
Non-hedging derivatives		137	33
Other financial receivables		6	6
Total non-current financial assets	**(a)**	**1,256**	**2,496**
Current financial assets			
Securities other than investments			
Held for trading		–	–
Held-to-maturity		–	–
Available-for-sale		1,348	754
		1,348	**754**
Financial receivables and other current financial assets			
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)		–	83
Receivables from employees		12	13
Financial receivables for lease contracts		80	101
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		173	246
Non-hedging derivatives		7	39
Other short-term financial receivables		11	20
		283	**502**
Cash and cash equivalents		**5,744**	**7,436**
Total current financial assets	**(b)**	**7,375**	**8,692**
Financial assets relating to Discontinued operations/Non-current assets held for sale	**(c)**	**657**	**–**
Total non-current and current financial assets	**(a+b+c)**	**9,288**	**11,188**

Financial receivables for lease contracts refer to:
- Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;
- portion of rental contracts, with the rendering of accessory services under the "*full rent*" formula.

"Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature" refer mainly to the mark-to-market component, while "Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature" mainly consist of accrued income on derivative contracts. Further details are provided in the Note "Derivatives".

The issue by Telecom Italia Finance S.A. of a total of 1.3 billion euros of "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." resulted in the separate recognition in accounts of the option embedded in the financial instruments, distinctly from the liability. The fair value of the option, classified as "Non-current financial assets – Non-hedging derivatives", at December 31, 2013, is 63 million euros. Further details are provided in the Note "Financial Liabilities (current and non-current)".

Securities other than investments (included in current assets) related to listed securities, classified as available-for-sale due beyond three months. They consist of 258 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 866 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 219 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of said treasury bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009.

Cash and cash equivalents decreased, also as a result of the buyback of own bonds, by 1,692 million euros compared to December 31, 2012. The breakdown is as follows:

(millions of euros)	12/31/2013	12/31/2012
Liquid assets with banks, financial institutions and post offices	4,131	5,761
Checks, cash and other receivables and deposits for cash flexibility	1	2
Securities other than investments (due within 3 months)	1,612	1,673
Total	**5,744**	**7,436**

Cash and cash equivalents at December 31, 2013 do not include amounts relating to Sofora - Telecom Argentina group (classified as Discontinued operations), totaling 616 million euros; at December 31, 2012 these were instead included for a total of 489 million euros.

The different technical forms of investing available cash at December 31, 2013 can be analyzed as follows:
- maturities: all deposits have a maximum maturity date of three months;
- counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor's with regard to Europe and with leading local counterparts with regard to investments in South America;
- country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,610 million euros (1,517 million euros at December 31, 2012) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

Note 9
Miscellaneous receivables and other non-current assets

Miscellaneous receivables and other non-current assets increased by 111 million euros compared to December 31, 2012. They included:

(millions of euros)	12/31/2013	Of which IAS 39 Financial Instruments	12/31/2012	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:				
Miscellaneous receivables	782	248	785	337
Medium/long-term prepaid expenses	825		711	
Total	**1,607**	**248**	**1,496**	**337**

Miscellaneous receivables and other non-current assets amounted to 1,607 million euros (1,496 million euros at December 31, 2012) and included Income tax receivables of 363 million euros (359 million euros at December 31, 2012).

Miscellaneous receivables are mainly related to the Brazil Business Unit (414 million euros), inclusive of court deposits of 227 million euros, and the Domestic Business Unit (361 million euros), inclusive of income tax credit on income taxes and related interests of 352 million euros, which are discussed in more detail in the specific Note "Income taxes".

Medium/long-term prepaid expenses totaled 825 million euros (711 million euros at December 31, 2012) and mainly related to the deferral of costs in connection with the activation of telephone contracts, essentially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

Note 10
Income taxes

Income tax receivables

Non-current and current income tax receivables at December 31, 2013 amounted to 486 million euros (436 million euros at December 31, 2012).
Specifically, they consisted of:

- non-current income tax receivables of 363 million euros (359 million euros at December 31, 2012), including 352 million euros relating to the Domestic Business Unit for taxes and interest resulting from the recognized deductibility of IRAP tax on the cost of labor for IRES tax purposes, relating to years prior to 2012, following the entry into force of Decree Law 16/2012;
- current income tax receivables of 123 million euros (77 million euros at December 31, 2012) mainly relating to receivables of the Domestic Business Unit companies (107 million euros) and to the Brazil Business Unit companies (15 million euros).

Deferred tax assets and deferred tax liabilities

The net balance of 805 million euros at December 31, 2013 (584 million euros at December 31, 2012) mainly related to the Brazil Business Unit, 225 million euros (396 million euros at December 31, 2012), and 565 million euros to the Parent Telecom Italia S.p.A. (842 million euros at December 31, 2012) and was broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Deferred tax assets	1,039	1,432
Deferred tax liabilities	(234)	(848)
Total	**805**	**584**

At December 31, 2012 the net balance also included the Sofora - Telecom Argentina group (-487 million euros), later reclassified as Discontinued operations/Non-current assets held for sale.

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(millions of euros)	12/31/2013	12/31/2012
Deferred tax assets	1,334	1,574
Deferred tax liabilities	(529)	(990)
Total	**805**	**584**

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fell under the "derivation regime" and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment – which involved the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013 – resulted in an absorption of net deferred tax assets of approximately 60 million euros per year. In 2013, residual deferred assets of 64 million euros were entirely reabsorbed.

The temporary differences which made up this line item at December 31, 2013 and 2012, as well as the movements during 2013 were as follows:

(millions of euros)	12/31/2012	Discontinued operations	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2013
Deferred tax assets:						
Tax loss carryforwards	409	(1)	(79)		(51)	278
Derivatives	420		1	77	(14)	484
Provision for bad debts	285	(14)	(51)		(7)	213
Provisions	203	(57)	(2)		(3)	141
Provisions for pension fund integration Law 58/92	13		(3)			10
Capital grants	6		(2)			4
Taxed depreciation and amortization	132		6			138
Unused tax credit (realignment, Leg. Decree 185/08)	64		(64)			–
Other deferred tax assets	42	71	(21)		(26)	66
Total	**1,574**	**(1)**	**(215)**	**77**	**(101)**	**1,334**
Deferred tax liabilities:						
Derivatives	(297)		(24)	6	16	(299)
Business combinations - for step-up of net assets in excess of tax basis	(560)	463	(23)		15	(105)
Deferred gains	(2)		(17)			(19)
Accelerated depreciation	(37)		1			(36)
Discounting of provision for employee severance indemnities	(33)		1	1	1	(30)
Other deferred tax liabilities	(61)	25	(2)	(2)	–	(40)
Total	**(990)**	**488**	**(64)**	**5**	**32**	**(529)**
Total Net deferred tax assets (liabilities)	**584**	**487**	**(279)**	**82**	**(69)**	**805**

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2013 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2013
Deferred tax assets	420	914	1,334
Deferred tax liabilities	(93)	(436)	(529)
Total Net deferred tax assets (liabilities)	**327**	**478**	**805**

At December 31, 2013, Telecom Italia Group had unused tax loss carryforwards of 3,497 million euros mainly referring to the Brazil Business Unit and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2014	1
2015	–
2016	1
2017	3
2018	1
Expiration after 2018	134
Without expiration	3,357
Total unused tax loss carryforwards	**3,497**

Tax loss carryforwards considered in the calculation of deferred tax assets amounted to 869 million euros at December 31, 2013 (1,257 million euros at December 31, 2012) and mainly referred to the Brazil Business Unit and the company Telecom Italia International.

Instead, deferred tax assets of 803 million euros (866 million euros at December 31, 2012) have not been recognized on 2,628 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2013, we have not recognized deferred tax liabilities on approximately 1 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because we are in a position to control the timing of the distribution and it is probable that such profits will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized when these reserves become distributable is in any case not significant.

Deferred taxes have however been recognized (12 million euros) on tax-suspended reserves and undistributed earnings of the Sofora - Telecom Argentina group due to its envisaged disposal.

Income tax payables

Income tax payables amounted to 75 million euros (183 million euros at December 31, 2012). They were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Income tax payables:		
non-current	55	59
current	20	124
Total	75	183

Specifically, the non-current portion, amounting to 55 million euros, refers entirely to the Brazil Business Unit, while the current portion, amounting to 20 million euros, refers primarily to the Brazil Business Unit (11 million euros).

Income tax expense

Income tax expense amounted to 1,336 million euros, also including income taxes on Discontinued operations and was up 101 million euros compared to 2012 (1,235 million euros).

Details are as follows:

(millions of euros)		2013	2012
Current taxes for the year		830	1,233
Net difference in prior years estimates		2	(365)
Total current taxes		832	868
Deferred taxes		279	218
Total taxes on continuing operations	(a)	1,111	1,086
Total taxes on Discontinued operations/Non-current assets held for sale	(b)	225	149
Total income tax expense for the year	(a+b)	1,336	1,235

In 2012, income tax expense was positively affected by the recognition of a tax credit referring to previous years of 319 million euros, for IRES tax refunds of IRAP tax on the cost of labor (Decree Law 16/2012). Net of this effect, income tax expense showed a decrease of 218 million euros compared to 2012, mainly as a result of the reduction in the tax base of the Parent Telecom Italia and the Brazil Business Unit, partially offset by the increase in the tax base of Sofora – Telecom Argentina group.

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax rate for the years ended December 31, 2013 and 2012 is the following:

(millions of euros)	2013	2012
Profit (loss) before tax		
From continuing operations	532	(293)
From Discontinued operations/Non-current assets held for sale	566	251
Total profit (loss) before tax	**1,098**	**(42)**
Theoretical income taxes	**302**	**(12)**
Income tax effect on increases (decreases) in variations:		
Tax losses of the year not considered recoverable	17	31
Tax losses not considered recoverable in prior years and recoverable in future years	(10)	(10)
Non-deductible costs	60	39
Non-deductible goodwill impairment charge	601	1,179
Benefit from IRES tax reimbursement for partial deductibility of IRAP tax	–	(319)
Other net differences	95	7
Effective income tax recognized in income statement, excluding IRAP tax	**1,065**	**915**
IRAP tax	271	320
Total effective income tax recognized in income statement	**1,336**	**1,235**

The impact of IRAP tax is not taken into consideration in order to avoid any distorting effect, since such tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

Note 11
Inventories

Inventories decreased by 71 million euros compared to December 31, 2012 and consisted of the following:

(millions of euros)	12/31/2013	12/31/2012
Raw materials and supplies	2	3
Work in progress and semifinished products	3	4
Finished goods	360	429
Total	**365**	**436**

Inventories particularly refer to Telecom Italia S.p.A. for 154 million euros (112 million euros at December 31, 2012), the companies in the Brazil Business Unit for 92 million euros (100 million euros at December 31, 2012). They mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories.

Another 77 million euros (86 million euros at December 31, 2012) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

In 2013, inventories were written down by 6 million euros (13 million euros in 2012), mainly to adjust the carrying amount of fixed and mobile equipment and handsets for marketing to their estimated realizable value.

No inventories are pledged as collateral.

Note 12
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased by 1,617 million euros compared to December 31, 2012 and consisted of the following:

(millions of euros)	12/31/2013	of which IAS 39 Financial Instruments	12/31/2012	of which IAS 39 Financial Instruments
Amounts due on construction contracts	45		63	
Trade receivables:				
Receivables from customers	3,269	3,269	4,254	4,254
Receivables from other telecommunications operators	675	675	1,184	1,184
	3,944	3,944	5,438	5,438
Miscellaneous receivables and other current assets:				
Other receivables	898	201	1,016	249
Trade and miscellaneous prepaid expenses	502		489	
	1,400	201	1,505	249
Total	5,389	4,145	7,006	5,687

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

The aging of financial instruments included in "Trade and miscellaneous receivables and other current assets" at December 31, 2013 and December 31, 2012 was as follows:

(millions of euros)	12/31/2013	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
					overdue:		
Trade and miscellaneous receivables and other current assets	4,145	3,141	1,004	332	174	217	281

(millions of euros)	12/31/2012	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
					overdue:		
Trade and miscellaneous receivables and other current assets	5,687	4,116	1,571	703	219	239	410

The decrease in current receivables, mostly attributable to the performance of sales, also reflected the classification of the Sofora – Telecom Argentina group as Discontinued operations/Non-current assets held for sale that were mainly due in the period 0-90 days.
Overdue receivables also decreased compared to December 31, 2012; particularly the range due in "More than 365 days", which decreased by 129 million euros and was mainly influenced by the reaching of agreements and the settlement of several legal disputes with other operators.

Trade receivables amount to 3,944 million euros (5,438 million euros at December 31, 2012) and are net of the provision for bad debts of 776 million euros (910 million euros at December 31, 2012). The reduction in net trade receivables, of 1,494 million euros, reflected the performance of sales and the impact, amounting to 371 million euros, of the classification of the Sofora – Telecom Argentina group as Discontinued operations /Non-current assets held for sale.

Trade receivables mainly refer to Telecom Italia S.p.A. (2,413 million euros) and the Brazil Business Unit (1,096 million euros).

Trade receivables included 99 million euros (96 million euros at December 31, 2012) of medium/long-term trade receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Movements in the provision for bad debts were as follows:

(millions of euros)	2013	2012
At January 1	**910**	**845**
Provision charges to the income statement	272	413
Utilization and decreases	(344)	(308)
Discontinued operations	(32)	–
Exchange differences and other changes	(30)	(40)
At December 31	**776**	**910**

The provision for bad debts consists of write-downs of specific receivables of 359 million euros (408 million euros at December 31, 2012) and write-downs made on the basis of average uncollectibility of 418 million euros (501 million euros at December 31, 2012).

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Other receivables amounted to 898 million euros (1,016 million euros at December 31, 2012) and were net of a provision for bad debts of 98 million euros (113 million euros at December 31, 2012). Details are as follows:

(millions of euros)	12/31/2013	12/31/2012
Advances to suppliers	50	31
Receivables from employees	23	26
Tax receivables	435	525
Sundry receivables	390	434
Total	**898**	**1,016**

Tax receivables included 384 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 47 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly included:
- receivables from factoring companies totaling 140 million euros, of which 89 million euros from Mediofactoring (an Intesa Sanpaolo group company) and 52 million euros from other factoring companies;
- receivables from social secuirty and assistance agencies for Telcom Italia S.p.A. of 68 million euros;
- receivable for the Italian Universal Service (27 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A.'s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;
- receivables from the Italian State and the European Union (15 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;
- miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (61 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rentals and maintenance payments, as well as the deferral of costs referring to contracts for the activation of telecommunications services. Trade prepaid expenses included, in particular, 425 million euros of the Parent Telecom Italia, (mainly the deferral of costs connected with the activation of new contracts for 282 million euros, building leases for 69 million euros, rent and maintenance payments for 23 million euros and insurance premiums for 14 million euros).

Note 13
Discontinued operations/Non-current assets held for sale

At December 31, 2013, the Sofora - Telecom Argentina group was considered a disposal group and, accordingly, all related figures were classified in the statement of financial position, under the specific items "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale".
For further details see the Note “Accounting policies”.

Agreements for the disposal of the Sofora - Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International and Tierra Argentea, for a total amount of USD 960 million.
Of this amount, USD 859.5 million related to the disposal of:

- 68% of the voting shares in Sofora held by Telecom Italia and Telecom Italia International (USD 750.8 million);
- 15,533,834 class B shares of Telecom Argentina, representing 1.58% of the share capital, held by Tierra Argentea (USD 61.2 million);
- 2,351,752 American Depositary Shares, representing 117,588 Preferred B shares of Nortel, equal to 8% of the Preferred B shares held by Tierra Argentea (USD 47.5 million).

The remaining USD 100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver and amendment of certain rights under the current shareholders’ agreement relating to Telecom Argentina, in favor of the Werthein group, which will retain 32% of the voting shares of Sofora, and the commitment by Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina group prior to closing.

Telecom Italia Group has received certain guarantees of performance under the agreements, including the pledge by Fintech of American Depository Shares representing Preferred B shares of Nortel, in a number equivalent to an initial average market value of USD 100 million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for total amount of USD 108.7 million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina has now reduced to 19.3% (22.7% at December 31, 2012).

The sale of the Sofora shares is conditional upon obtaining certain required regulatory approvals and is expected to be completed in 2014.

— • —

Telecom Italia Group
Consolidated Financial Statements

Note 13
Discontinued operations/Non-current assets held for sale
201

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		12/31/2013	12/31/2012
Discontinued operations/Non-current assets held for sale			
of a financial nature		657	-
of a non-financial nature		2,871	-
Total	**(a)**	**3,528**	**-**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			**-**
of a financial nature		27	-
of a non-financial nature		1,534	-
Total	**(b)**	**1,561**	**-**
Net value of the assets related to the disposal group	**(a - b)**	**1,967**	**-**
of which amounts accumulated through the Statement of Comprehensive Income		(1,019)	-
Net value of the assets related to the disposal group attributable to owners of the Parent		367	-
of which amounts accumulated through the Statement of Comprehensive Income		(170)	-
Net value of the assets related to the disposal group attributable to Non-controlling interests		1,600	-
of which amounts accumulated through the Statement of Comprehensive Income		(849)	-

The amounts accumulated in Equity through the Statement of Comprehensive income relate to the "Reserve for exchange differences on translating foreign operations".
The **assets of a financial nature** are broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current financial assets	27	-
Current financial assets	630	-
Total	**657**	**-**

The **assets of a non-financial nature** are broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current assets	2,322	-
Intangible assets	825	-
Tangible assets	1,473	-
Other non-current assets	24	-
Current assets	549	-
Total	**2,871**	**-**

The **liabilities of a financial nature** are broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current financial liabilities	25	-
Current financial liabilities	2	-
Total	**27**	**-**

Telecom Italia Group
Consolidated Financial Statements

Note 13
Discontinued operations/Non-current assets
held for sale | 202

The **liabilities of a non-financial nature** are broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current liabilities	491	-
Current liabilities	1,043	-
Total	**1,534**	**-**

— • —

The items relating to "Profit (loss) from Discontinued operations/Non-current assets held for sale" within the separate consolidated income statements are shown below:

(millions of euros)		2013	2012
Income statement effects from Discontinued operations/Non-current assets held for sale:			
Revenues		**3,749**	**3,784**
Other income		9	13
Operating expenses		(2,721)	(2,677)
Depreciation and amortization, gains (losses) on disposals and impairment losses on non-current assets		(495)	(653)
Goodwill impairment loss attributed to the Sofora - Telecom Argentina group and intangible assets		(24)	(253)
Operating profit (loss) (EBIT)		**518**	**214**
Finance income (expenses)		73	33
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		**591**	**247**
Income tax expense		(213)	(148)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**(a)**	**378**	**99**
Other income statement impacts:			
Deferred taxes connected to the sale of Sofora - Telecom Argentina group	(b)	(12)	-
Incidental costs and other minor entries connected to the sale of the Sofora - Telecom Argentina group	(c)	(6)	1
Other income/(expenses) connected to sales in previous years	(d)	(19)	2
Profit (loss) from Discontinued operations/Non-current assets held for sale	**(a+b+c+d)**	**341**	**102**

The income statement effects relate in particular to:

(millions of euros)	2013	2012
Sofora - Telecom Argentina group	360	100
Other discontinued operations	(19)	2
Total	**341**	**102**

Of the Profit (loss) from Discontinued operations/Non-current assets held for sale, 47 million euros (-108 million euros in 2012) were attributable to the Owners of the Parent and 294 million euros (210 million euros in 2012) to Non-controlling interests.

Also, the consolidated statements of comprehensive income include losses on translation of foreign operations of the Sofora - Telecom Argentina group, of -676 million euros in 2013 and -396 million euros in 2012. Consequently, the overall result from Discontinued operations/Non-current assets held for sale was negative by 335 million euros in 2013 and by 294 million euros in 2012.

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the "Discontinued operations/Non-current assets held for sale" are broken down as follows:

(millions of euros)	2013	2012
Discontinued operations/Non-current assets held for sale		
Cash flows from (used in) operating activities	895	820
Cash flows from (used in) investing activities	(603)	(701)
Cash flows from (used in) financing activities	(165)	(148)
Total	**127**	**(29)**

Telecom Italia Group
Consolidated Financial Statements

Note 13
Discontinued operations/Non-current assets
held for sale | 204

Note 14
Equity

Equity consisted of:

(millions of euros)	12/31/2013	12/31/2012
Equity attributable to owners of the Parent	17,061	19,378
Non-controlling interests	3,125	3,634
Total	**20,186**	**23,012**

The composition of **Equity attributable to Owners of the Parent** is the following:

(millions of euros)	12/31/2013		12/31/2012	
Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		4,753		7,070
Reserve for available-for-sale financial assets	39		43	
Reserve for cash flow hedges	(561)		(383)	
Reserve for exchange differences on translating foreign operations	(377)		504	
Reserve for remeasurements of employee defined benefit plans (IAS 19)	132		154	
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	–		(1)	
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	5,520		6,753	
Total		**17,061**		**19,378**

Movements in **Share capital** during 2013, amounting to 10,604 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2012 and 2013

(number of shares)		at 12/31/2012	Share issues	at 12/31/2013	% of share capital
Ordinary shares issued	(a)	13,416,839,374	204,151	13,417,043,525	69.01%
less: treasury shares	(b)	(162,216,387)	–	(162,216,387)	
Ordinary shares outstanding	(c)	13,254,622,987	204,151	13,254,827,138	
Savings shares issued and outstanding	(d)	6,026,120,661	–	6,026,120,661	30.99%
Total Telecom Italia S.p.A. shares issued	**(a+d)**	**19,442,960,035**	**204,151**	**19,443,164,186**	**100.00%**
Total Telecom Italia S.p.A. shares outstanding	**(c+d)**	**19,280,743,648**	**204,151**	**19,280,947,799**	

Reconciliation between the value of shares outstanding at December 31, 2012 and 2013

(millions of euros)		Share capital at 12/31/2012	Change in share capital	Share capital at 12/31/2013
Ordinary shares issued	(a)	7,379	–	**7,379**
less: treasury shares	(b)	(89)	–	**(89)**
Ordinary shares outstanding	(c)	7,290	–	**7,290**
Savings shares issued and outstanding	(d)	3,314	–	**3,314**
Total Telecom Italia S.p.A. shares capital issued	**(a+d)**	**10,693**	–	10,693
Total Telecom Italia S.p.A. shares capital outstanding	**(c+d)**	**10,604**	–	10,604

Share capital increased 112,283.05 euros as a result of the issue of ordinary shares as part of the first stage of the "Long Term Incentive Plan 2010-2015", approved by the Company's shareholders' meeting of April 29, 2010. For further details see the description provided in the Note "Equity compensation plans".

The total amount of ordinary treasury shares at December 31, 2013 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

Share capital information

The Telecom Italia S.p.A. ordinary and savings shares are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.
In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.
The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.
Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.
The remuneration of equity is proposed by the board of directors to the shareholders' meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the Telecom Italia S.p.A. savings shares are indicated below:
- the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;
- after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders' meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;
- if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;
- in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders' meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;
- the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;
- upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;
- in the event of the cessation of trading in the Company's ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders' meeting called for that purpose within two months of being excluded from trading.

Paid-in capital, amounting to 1,704 million euros, is unchanged compared to December 31, 2012.
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprise:
- The **Reserve for available-for-sale financial assets**, which had a positive balance of 39 million euros at December 31, 2013, down 4 million euros compared to December 31, 2012. The decrease includes unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. (4 million euros) of the Parent, Telecom Italia, as well as the unrealized gains on the securities portfolio of Telecom Italia Finance (4 million euros) and the negative fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (12 million euros). This reserve is expressed net of deferred tax liabilities of 14 million euros (at December 31, 2012, it was expressed net of deferred tax liabilities of 18 million euros).
- The **Reserve for cash flow hedges**, which has a negative balance of 561 million euros at December 31, 2013, decreasing 178 million euros compared to December 31, 2012. This reserve is expressed net of deferred tax assets of 214 million euros (at December 31, 2012, it was expressed net of deferred tax assets of 143 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements ("cash flow hedge").
- The **Reserve for exchange differences on translating foreign operations** showed a negative balance of 377 million euros at December 31, 2013, down 881 million euros compared to December 31, 2012. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 202 million euros) and in the Sofora - Telecom Argentina group (negative by 170 million euros).
- The **Reserve for remeasurement of employee defined benefit plans**, shows a positive balance of 132 million euros, down 22 million euros compared to December 31, 2012. This reserve is expressed net of deferred tax liabilities of 53 million euros (at December 31, 2012, it was expressed

net of deferred tax liabilities of 60 million euros). In particular, this reserve includes the recognition of changes in actuarial gains and losses.

- The **Share of other profits (losses) of associates and joint ventures accounted for using the equity method**, is nil at December 31, 2013, an increase of 1 million of euros compared to December 31, 2012.
- **Sundry reserves and retained earnings (accumulated losses) including loss for the year** amounted to 5,520 million euros, decreasing 1,233 million euros compared to December 31, 2012. The change is mainly due to the sum of the following:
  – dividends of 452 million euros (895 million euros in 2012);
  – loss for the year attributable to owners of the Parent of 674 million euros (loss for the year of 1,627 million euros in 2012).

Equity attributable to Non-controlling interests amounts to 3,125 million euros, mainly relating to the companies of the Brazil Business Unit (1,538 million euros) and the Sofora - Telecom Argentina group (1,600 million euros), down 509 million euros compared to December 31, 2012 and is principally represented by the sum of:

- dividends of 183 million euros;
- profit for the year attributable to Non-controlling interests of 436 million euros (350 million euros in 2012);
- negative change in the "Reserve for exchange differences on translating foreign operations" of 866 million euros.

The exchange rates differences on translating foreign operations mainly relates to the Brazil Business Unit (negative by 169 million euros) and the Sofora - Telecom Argentina group (negative by 849 million euros).

Future potential changes in share capital

Details of "Future potential changes in share capital" are presented in the Note "Earnings per share".

Authorizations for the issue of convertible bonds and the buyback of treasury shares

On November 7, 2013, the Board of Directors of Telecom Italia, approved, to the extent of its responsibility, the issuance of the fixed rate subordinated equity-linked bond already discussed above issued by Telecom Italia Finance S.A. and named *"Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."*.

Note 15
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)		12/31/2013	12/31/2012
Financial payables (medium/long-term):			
Bonds		22,060	23,956
Convertible bonds		1,454	
Amounts due to banks		4,087	5,944
Other financial payables		356	460
		27,957	**30,360**
Finance lease liabilities (medium/long-term)		**1,100**	**1,159**
Other financial liabilities (medium/long-term):			
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,026	2,558
Non-hedging derivatives		–	13
Other liabilities		1	1
		2,027	**2,572**
Total non-current financial liabilities	**(a)**	**31,084**	**34,091**
Financial payables (short-term):			
Bonds		2,503	3,593
Convertible bonds		10	
Amounts due to banks		2,790	1,287
Other financial payables		400	684
		5,703	**5,564**
Finance lease liabilities (short-term)		**193**	**219**
Other financial liabilities (short-term):			
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		207	350
Non-hedging derivatives		16	17
Other liabilities		–	–
		223	**367**
Total current financial liabilities	**(b)**	**6,119**	**6,150**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	**(c)**	**27**	**–**
Total Financial liabilities (Gross financial debt)	**(a+b+c)**	**37,230**	**40,241**

The subordinated equity-linked bond issue of 1,300 million euros with mandatory conversion in Telecom Italia ordinary shares at maturity (2016), issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A, has been classified under Financial liabilities.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2013		12/31/2012	
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,925	6,472	12,499	9,474
GBP	2,536	3,043	2,535	3,106
BRL	3,258	1,008	2,945	1,092
JPY	19,873	137	19,865	175
ARS	64	7	331	51
PYG	-	-	123,347	22
EURO		26,536		26,321
		37,203		40,241
Discontinued operations		27		-
		37,230		40,241

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	12/31/2013	12/31/2012
Up to 2.5%	5,578	5,917
From 2.5% to 5%	6,042	6,222
From 5% to 7.5%	16,936	18,246
From 7.5% to 10%	4,503	4,977
Over 10%	468	505
Accruals/deferrals, MTM and derivatives	3,676	4,374
	37,203	40,241
Discontinued operations	27	-
	37,230	40,241

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2013	12/31/2012
Up to 2.5%	6,452	8,633
From 2.5% to 5%	9,051	8,121
From 5% to 7.5%	13,465	15,180
From 7.5% to 10%	4,022	3,229
Over 10%	537	704
Accruals/deferrals, MTM and derivatives	3,676	4,374
	37,203	40,241
Discontinued operations	27	-
	37,230	40,241

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

(millions of euros)	maturing by 12/31 of the year: 2014	2015	2016	2017	2018	After 2018	Total
Bonds (*)	1,789	2,025	2,250	2,900	2,975	11,646	23,585
Loans and other financial liabilities	2,731	1,195	725	828	748	1,649	7,876
Finance lease liabilities	177	127	129	140	149	554	1,276
Total	**4,697**	**3,347**	**3,104**	**3,868**	**3,872**	**13,849**	**32,737**
Current financial liabilities	466						466
Total excluding Discontinued operations	**5,163**	**3,347**	**3,104**	**3,868**	**3,872**	**13,849**	**33,203**
Discontinued operations	26						26
Total	**5,189**	**3,347**	**3,104**	**3,868**	**3,872**	**13,849**	**33,229**

(*) With regard to the Mandatory Convertible Bond due 2016, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into shares.

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current portion	22,060	23,956
Current portion	2,503	3,593
Total carrying amount	**24,563**	**27,549**
Fair value adjustment and measurements at amortized cost	(978)	(1,226)
Total nominal repayment amount	**23,585**	**26,323**

Convertible bonds were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current portion	1,454	–
Current portion	10	–
Total carrying amount	**1,464**	**–**
Fair value adjustment and measurements at amortized cost	(164)	–
Total nominal repayment amount (*)	**1,300**	**–**

(*) The repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totals 24,885 million euros, down 1,438 million euros compared to December 31, 2012 (26,323 million euros) as a result of the new issues, repayments and buybacks in 2013.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/13 (%)	Market value at 12/31/13 (millions of euros)
Bonds issued by Telecom Italia S.p.A.								
Euro	284	284.1	7.875%	1/22/09	1/22/14	99.728	100.336	285
Euro	557	556.8	4.750%	5/19/06	5/19/14	99.156	101.345	564
Euro	750	750	4.625%	6/15/12	6/15/15	99.685	103.707	778
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	96.875	116
GBP	500	599.7	5.625%	6/29/05	12/29/15	99.878	105.358	632
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	105.716	1,057
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	112.536	957
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	96.703	387
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	[a] 100.185	111.997	1,120
Euro	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	104.836	1,048
GBP	750	899.6	7.375%	5/26/09	12/15/17	99.608	110.274	992
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	105.036	788
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	110.537	829
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	106.732	1,334
GBP	850	1,019.6	6.375%	6/24/04	6/24/19	98.850	104.764	1,068
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	99.498	995
Euro	1,000	1,000	4.875%	9/25/13	9/25/20	98.966	102.763	1,028
Euro	[b] 198	198	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	198
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	102.219	1,278
GBP	400	479.8	5.875%	5/19/06	5/19/23	99.622	96.380	462
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	79.735	534
Euro	750	750	7.750%	3/20/13	3/20/73	99.499	103.474	776
Subtotal		16,577.6						17,226
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.								
Euro	[c] 1,300	1,300	6.125%	11/15/13	11/15/16	100	105.354	1,370
JPY	20,000	138.2	3.550%	4/22/02	5/14/32	99.250	91.438	126
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	[a] 109.646	109.949	1,116
Subtotal		2,453.2						2,612
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.								
USD	[d] 779.5	565.2	6.175%	6/18/09	6/18/14	100	102.184	578
USD	[d] 528.3	383.1	4.950%	10/6/04	9/30/14	99.651	102.527	393
USD	[d] 765.2	554.9	5.250%	9/28/05	10/1/15	99.370	105.319	584
USD	1,000	725.1	6.999%	6/4/08	6/4/18	100	110.977	805
USD	1,000	725.1	7.175%	6/18/09	6/18/19	100	112.260	814
USD	1,000	725.1	6.375%	10/29/03	11/15/33	99.558	91.049	660
USD	1,000	725.1	6.000%	10/6/04	9/30/34	99.081	86.468	627
USD	1,000	725.1	7.200%	7/18/06	7/18/36	99.440	96.792	702
USD	1,000	725.1	7.721%	6/4/08	6/4/38	100	100.147	726
Subtotal		5,853.8						5,889
Total		24,884.6						25,727

(a) Weighted average issue price for bonds issued with more than one tranche.
(b) Reserved for employees.
(c) Mandatory Convertible Bond.
(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following tables list the changes in bonds during 2013:

New issues

(millions of original currency)	currency	amount	issue date
Telecom Italia S.p.A. subordinated bonds, 750 million euros 7.750%, maturing 3/20/2073	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 9/25/2020	Euro	1,000	9/25/2013
Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016	Euro	1,300	11/15/2013

Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073

The hybrid debt securities are Telecom Italia's first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange. The bond was repaid in advance on March 3, 2014. For more details see the Note "Events subsequent to December at December 31, 2013".

Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016

This is a fixed-income equity-linked subordinated bond issue of 1,300 million euros, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., with mandatory conversion in Telecom Italia ordinary shares at maturity ("Ordinary Share Bonds"). The minimum conversion price of the Ordinary Share Bonds has been set at 0.6801 euros and the maximum conversion price has been set at 0.8331 euros (or 122.5% of the minimum conversion price). For accounting purposes, the instrument is a financial liability entailing the payment of annual coupons with an optional structure on the basis of which share capital will increase at maturity. This optional structure is considered a derivative financial instrument, measured at fair value through profit or loss over the life of the bond.

The bonds entitle holders to receive at maturity a variable number of Telecom Italia ordinary shares (either existing or newly issued), depending on the market price of the shares. There is, however, a cap and floor on the total number of Telecom Italia ordinary shares that bondholders may receive at maturity. Specifically, if at the maturity date of the bond the market price of Telecom Italia ordinary shares stands:

- between 0.6801 euros and 0.8331 euros, bondholders are entitled to receive a variable number of Telecom Italia ordinary shares with a total value at the current market price equal to the nominal amount of their bonds (for a minimum total of 1,560,436,922 and a maximum total of 1,911,483,605 Telecom Italia ordinary shares);
- lower than 0.6801 euros, bondholders are entitled to receive a fixed number of Telecom Italia ordinary shares equal to the nominal amount of their bonds divided by 0.6801 euros (for a total of 1,911,483,605 Telecom Italia ordinary shares);
- greater than 0.8331 euros, bondholders are entitled to receive a fixed number of Telecom Italia ordinary shares equal to the nominal amount of their bonds divided by 0.8331 euros (for a total of 1,560,436,922 Telecom Italia ordinary shares).

Accordingly, as of the trading date of the bonds (November 8, 2013), the cap and floor applied to the conversion rate of the bonds have been identified as embedded derivatives and recognized separately in accounts. This involves separate recognition of:

– the embedded derivatives, as a single derivative instrument, as a financial asset measured at fair value, with changes in fair value carried in the income statement;
– a financial liability, net of transaction costs, measured using the amortized cost method.

In the absence of early redemptions of bonds, the issue to bondholders of Telecom Italia ordinary shares will result in the cancellation of these accounts, without prejudice to the recognition of the deferred annual interest payment, with the reduction in financial liabilities balanced by the recognition of an equivalent increase in consolidated equity.

Under the terms of issue, the issuer has the option of choosing to accelerate conversion of the bonds or calling their early conversion. In the event of accelerated conversion, any deferred interest may be settled in cash or in Telecom Italia S.p.A. shares, at the discretion of the issuer.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 678 million euros 6.875% [1]	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% [2]	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros, variable rate [3]	Euro	268	7/19/2013
Telecom Italia Capital S.A. USD 2,000 million 5.250%	USD	2,000	11/15/2013

(1) Net of buybacks by the Company for 172 million euros during 2011 and 2012.
(2) Net of buybacks by the Company for 218 million euros during 2011 and 2012.
(3) Net of buybacks by the Company for 232 million euros during 2012.

Buybacks

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing between June 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are in the portfolio of the buyer Telecom Italia S.p.A., while at consolidated level the bonds have been eliminated from the liabilities.
Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price
Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

Medium/long-term **amounts due to banks** of 4,087 million euros (5,944 million euros at December 31, 2012) decreased by 1,857 million euros, mainly as a result of the classification of the Revolving Credit Facility maturing in August 2014 under current financial liabilities. Short-term amounts due to banks totaled 2,790 million euros, increasing 1,503 million euros (1,287 million euros at December 31, 2012). Short-term amounts due to banks included 2,616 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term **other financial payables** amounted to 356 million euros (460 million euros at December 31, 2012). They included 182 million euros of payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 139 million euros for Telecom Italia Finance S.A.'s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 400 million euros (684 million euros at December 31, 2012), down 284 million euros. They included 108 million euros of the current part of the medium/long-term other financial payables, of which 94 million euros relating to the payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term **finance lease liabilities** totaled 1,100 million euros (1,159 million euros at December 31, 2012) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 193 million euros (219 million euros at December 31, 2012).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,026 million euros (2,558 million euros at December 31, 2012). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 207 million euros (350 million euros at December 31, 2012). Further details are provided in the Note "Derivatives".

At December 31, 2013 there were no **non-hedging derivatives** relating to items classified as non-current liabilities of a financial nature (13 million euros at December 31, 2012. Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 16 million euros (17 million euros at December 31, 2012). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note "Derivatives".

"Covenants", "Negative pledges" and other contract clauses in effect at December 31, 2013

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company's assets as collateral for loans ("negative pledges").

With reference to the loans received by Telecom Italia S.p.A. ("Telecom Italia") from the European Investment Bank ("EIB"), it is noted that following the downgrade of Telecom Italia to Baa3 by Moody's on February 11, 2013, the EIB performed a review of all the outstanding contracts (which, at the time, came to a total nominal amount of 3,350 million euros). The parties agreed to slightly modify the contracts with reference to the clauses of asset disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Lastly a clause was added on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinate to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor's, Baa3 for Moody's and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or that Telecom Italia provide another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank, specifying a term for that establishment. If Telecom Italia does not comply with the EIB's requests, the latter shall have the right to demand the immediate repayment of the amount disbursed.

Following the downgrade by Moody's on October 8, 2013 and Standard & Poor's on November 14, 2013, the Company provided the contractually required notification and initiated the necessary discussions with the Bank.

With reference to the EIB loans not secured by bank guarantees for an nominal amount of 1,450 million euros (out of a total nominal amount of 2,850 million euros at December 31, 2013), the following covenants are applied:
● in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);
● "Inclusion clause" provided for in the 100 million euro loan of 5 August 2011 and the 300 million euro loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;
● "Network Event" contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.
The syndicated bank line contains the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:
● Multi-currency revolving credit facility ("MRCF") (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.
    The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that will enter into force upon expiry of the MRCF on August 1, 2014, and specifically:
    – *Revolving Credit Facility* ("RCF 2017") signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and
    – *Revolving Credit Facility* ("RCF 2018") signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.
    In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MCRF, the facility will cease to be effective and Telecom Italia will be required to repay any sum

disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 or RCF 2018, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders' meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders' agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

- *Bonds*:
  - fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A.ordinary shares, issued by Telecom Italia Finance S.A. (the "Issuer") and guaranteed by Telecom Italia S.p.A. (the "Guarantor"). The trust deed established that if theres is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) of the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;
  - the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;
- *Contracts with the European Investment Bank (EIB).* The total nominal amount is 2.85 billion euros:
  - The contracts signed by Telecom Italia with the EIB, for an amount of 2.15 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders' meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank's reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;
  - the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders' meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;
  - the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7, 2013 for an amount of 100 million euros, contain an "inclusion clause" according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not

present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

- Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – of not implementing mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

- *Senior Secured Syndicated Facility.* The contract was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, and provides for the repayment of the loan in 2016. Following the signing of a Waiver & Prepayment Agreement on March 6, 2013 and a Second Prepayment and Waiver Agreement on January 15, 2014, the residual capital amount is 39,664,000 Argentine pesos (equal to approximately 4 million euros). The loan is secured by an on-demand bank guarantee for an amount equal to the residual value of the facility. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local market practice; there is also a change of control clause that requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or lose control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2013, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2013:

(billions of euros)	12/31/2013		12/31/2012	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - expiring December 2013	-	-	0.2	-
Total	**8.0**	**1.5**	**9.45**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.
On March 25, 2013, Telecom Italia entered into another Forward Start Facility which extended the same Revolving Credit Facility of 8 billion euros - already partially extended in 2012 - expiring August 2012 ("RCF 2014") by a further 3 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in March 2018.
Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia Rating at December 31, 2013

At December 31, 2013, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Note 16
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2013 and December 31, 2012, calculated in accordance with the criteria indicated in the "CESR Recommendations for the Consistent Implementation of Commission Regulation (EC) No. 809/2004 implementing the Prospectus Directive," issued by the Committee of European Securities Regulators on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		12/31/2013	12/31/2012
Non-current financial liabilities		31,084	34,091
Current financial liabilities		6,119	6,150
Financial liabilities relating to Discontinued operations/Non-current assets held for sale		27	–
Total Gross financial debt	**(a)**	**37,230**	**40,241**
Non-current financial assets (°)			
Non-current financial receivables for lease contract		(58)	(110)
Non-current hedging derivatives		(1,018)	(2,291)
	(b)	**(1,076)**	**(2,401)**
Current financial assets			
Securities other than investments		(1,348)	(754)
Financial receivables and other current financial assets		(283)	(502)
Cash and cash equivalents		(5,744)	(7,436)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(657)	–
	(c)	**(8,032)**	**(8,692)**
Net financial debt as per Consob communication DEM/6064293/2006	**(d=a+b+c)**	**28,122**	**29,148**
Non-current financial assets (°)			
Securities other than investments		(6)	(22)
Other financial receivables and other non-current financial assets		(174)	(73)
	(e)	**(180)**	**(95)**
Net financial debt(*)	**(f=d+e)**	**27,942**	**29,053**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	**(g)**	(1,135)	(779)
Adjusted net financial debt	**(f+g)**	**26,807**	**28,274**

(°) At December 31, 2013 and at December 31, 2012, "Non-current financial assets" (b+e) amount to 1,256 million euros and 2,496 million euros, respectively.
(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

Note 17
Financial risk management

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

- market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
- credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;
- liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

- the definition, at a central level, of guidelines for directing operations;
- the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;
- the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
- the monitoring of the results achieved;
- the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group's operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risk, the Group adopted Guidelines on "Financial risk management and control" and mainly uses the following financial derivatives:

- Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;
- Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparts with at least a "BBB-" rating from Standard & Poor's or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

- sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2013;
- the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;
- in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;
- the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;
- the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Price risk – Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.") is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A..

With respect to the value at December 31, 2013, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increase by 10%, the value of the embedded option would suffer a negative change of 102 million euros, whereas for a decrease of 10%, the change would be positive by 100 million euros.

Details of the sensitivity of the other factors that affect the valuation, and of volatility in particular, are provided in the Note "Supplementary disclosure on financial instruments".

Exchange rate risk – Sensitivity analysis

At December 31, 2013 (and also at December 31, 2012), the exchange risk of the Group's loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group's derivatives. In particular:

- with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

- if at December 31, 2013 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement of 47 million euros (18 million euros at December 31, 2012).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Paper and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

(millions of euros)	12/31/2013			12/31/2012		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	17,677	7,208	24,885	20,823	5,500	26,323
Loans and other financial liabilities	5,160	3,992	9,152	5,744	3,918	9,662
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	**22,837**	**11,200**	**34,037**	**26,567**	**9,418**	**35,985**
Total current financial liabilities (*)	**74**	**392**	**466**	**71**	**567**	**638**
Total excluding Discontinued Operations	**22,911**	**11,592**	**34,503**	**26,638**	**9,985**	**36,623**
Discontinued operations	26	-	26	-	-	-
Total	**22,937**	**11,592**	**34,529**	**26,638**	**9,985**	**36,623**

(*) At December 31, 2013, variable-rate current liabilities include 218 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (252 million euros at December 31, 2012).

Total Financial assets (at the nominal investment amount)

(millions of euros)	12/31/2013			12/31/2012		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	-	4,131	4,131	-	5,840	5,840
Euro Commercial Papers	-	-	-	-	150	150
Securities	1,002	1,943	2,945	380	1,902	2,282
Other receivables	344	192	536	611	298	909
Total excluding Discontinued Operations	**1,346**	**6,266**	**7,612**	**991**	**8,190**	**9,181**
Discontinued operations	50	602	652	-	-	-
Total	**1,396**	**6,868**	**8,264**	**991**	**8,190**	**9,181**

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.
The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments,

deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

(millions of euros)	12/31/2013		12/31/2012	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	24,673	5.99	26,175	5.90
Loans and other financial liabilities	8,854	3.45	9,692	3.68
Total (*)	33,527	5.32	35,867	5.30

(*) Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Total Financial assets

(millions of euros)	12/31/2013		12/31/2012	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	4,131	0.33	5,840	1.31
Euro Commercial Papers	-	-	150	0.27
Securities	2,945	6.61	2,282	8.20
Other receivables	193	5.69	276	5.72
Total (*)	7,269	3.01	8,548	3.27

(*) Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.
As for market risk management using derivatives, reference should be made to the Note "Derivatives".

Credit risk

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.
The Telecom Italia Group's maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using client scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a "non-recourse" basis. Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note "Trade and miscellaneous receivables and other current assets".

For the credit risk relating to the asset components which contribute to the determination of "Net financial debt", it should be noted that the management of the Group's liquidity is guided by conservative criteria and is principally based on the following:
- money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;
- bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments were carried out in compliance with the Guidelines on "Financial risk management and control" adopted by the Group in August 2012, which replaced previous policies in force since July 2009.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an "adequate level of financial flexibility" which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2013, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

15.5% of gross financial debt at December 31, 2013 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2013. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Financial liabilities – Maturities of contractually expected disbursements

(millions of euros)		2014	2015	2016	2017	2018	After 2018	Total
Bonds (*)	Principal	1,789	2,025	2,250	2,900	2,975	11,646	23,585
	Interest portion	1,504	1,385	1,260	1,057	850	6,712	12,768
Loans and other financial liabilities	Principal	2,731	1,195	725	828	748	1,649	7,876
	Interest portion	251	143	192	30	27	(51)	592
Finance lease liabilities	Principal	177	127	129	140	149	554	1,276
	Interest portion	98	87	79	70	59	263	656
Non-current financial liabilities (**)	**Principal**	**4,697**	**3,347**	**3,104**	**3,868**	**3,872**	**13,849**	**32,737**
	Interest portion	**1,853**	**1,615**	**1,531**	**1,157**	**936**	**6,924**	**14,016**
Current financial liabilities	**Principal**	**466**	-	-	-	-	-	**466**
	Interest portion	**1**	-	-	-	-	-	**1**
Total Financial liabilities	**Principal**	**5,163**	**3,347**	**3,104**	**3,868**	**3,872**	**13,849**	**33,203**
	Interest portion	**1,854**	**1,615**	**1,531**	**1,157**	**936**	**6,924**	**14,017**

(*) For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the cash settlement repayment of the principal.
(**) These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

(millions of euros)	2014	2015	2016	2017	2018	After 2018	Total
Disbursements	645	545	483	469	402	3,654	6,198
Receipts	(658)	(615)	(544)	(541)	(436)	(3,980)	(6,774)
Hedging derivatives – net (receipts) disbursements	**(13)**	**(70)**	**(61)**	**(72)**	**(34)**	**(326)**	**(576)**
Disbursements	73	112	291	68	22	136	702
Receipts	(14)	(30)	(127)	(27)	(6)	(62)	(266)
Non-Hedging derivatives – net (receipts) disbursements	**59**	**82**	**164**	**41**	**16**	**74**	**436**
Total disbursements (receipts), net	**46**	**12**	**103**	**(31)**	**(18)**	**(252)**	**(140)**

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, the risk-free rate of return, the current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and the exercise price.

Note 18
Derivatives

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2013 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards and currency options to convert the loans/receivables secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following table shows the derivative financial instruments of the Telecom Italia Group at December 31, 2013 and at December 31, 2012, by type:

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2013	Notional amount at 12/31/2012	Spot (*) Mark-to-Market (Clean Price) at 12/31/2013	Spot (*) Mark-to-Market (Clean Price) at 12/31/2012
Interest rate swaps	Interest rate risk	5,250	2,400	(16)	(1)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	2,071	3,179	2	188
Total Fair Value Hedge Derivatives **		**7,321**	**5,579**	**(14)**	**187**
Interest rate swaps	Interest rate risk	2,370	3,120	(92)	(228)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	8,628	10,402	(1,154)	(577)
Commodity Swap and Options	Commodity risk (energy)	9	27	1	1
Forward and FX Options	Currency exchange rate risk	577	32	7	(2)
Total Cash Flow Hedge Derivatives **		**11,584**	**13,581**	**(1,238)**	**(806)**
Total Non-Hedge Accounting Derivatives ***		**2,816**	**627**	**136**	**45**
Total Telecom Italia Group Derivatives		**21,721**	**19,787**	**(1,116)**	**(574)**

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
** On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.
*** In addition, the notional amount of the FX Options is reflected in both the CFH category (the intrinsic value component is a hedge) and the Non Hedge category (the time value is not a hedge).

The category Non-Hedge Accounting Derivatives also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2013 led to:
- recognition in equity of unrealized charges of 249 million euros;

- reversal from equity to the income statement of net charges from exchange rate adjustments of 204 million euros.

Furthermore, at December 31, 2013, the total loss of the hedging instruments still recognized in equity amounts to 2 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2013 is 3 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
Euro	120	Jan-14	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jan-14	Dec-15	5.625%	Annually
GBP	850	Jan-14	Jun-19	6.375%	Annually
GBP	400	Jan-14	May-23	5.875%	Annually
USD	186	Jan-14	Oct-29	5.45%	Semiannually
USD	1,000	Jan-14	Nov-33	6.375%	Semiannually
USD	1,000	Jan-14	July-36	7.20%	Semiannually
USD	1,000	Jan-14	Jun-18	6.999%	Semiannually
USD	1,000	Jan-14	Jun-38	7.721%	Semiannually
Euro	400	Jan-14	Jun-16	3 month Euribor + 0.79%	Quarterly
Euro	1,500	Jan-14	Aug-14	1 month Euribor + 0.1575%	Monthly
Euro	350	Jan-14	Mar-14	6 month EIB + 0.29%	Semiannually
GBP	750	Jan-14	Dec-17	3.72755%	Annually
USD	779	Jan-14	Jun-14	6.175%	Semiannually
USD	1,000	Jan-14	Jun-19	7.175%	Semiannually
USD	1,000	Jan-14	Sept-34	6%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the *Volatility Risk Reduction* (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2013 was negative by 3 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

Note 19
Supplementary disclosures on financial instruments

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note "Financial Liabilities - non-current and current"). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

- for variable-rate loans: the nominal repayment amount has been assumed;
- for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates at December 31, 2013.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.
The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

- Level 1: quoted prices in active market;
- Level 2: prices calculated using observable market inputs;
- Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2013 and 2012 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories

	Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2013

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2013	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	
ASSETS								
Non-current assets								
Other investments	AfS	7)	42		25	17		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	8)	37	37				
of which securities	AfS	8)	6			6		
of which hedging derivatives	HD	8)	1,018			823	195	
of which non-hedging derivatives	FAHfT	8)	137				137	
of which financial receivables for lease contracts	n.a.	8)	58					58
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	9)	248	243	5			
		(a)	1,546	280	30	846	332	58
Current assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	12)	4,145	4,145				
Securities								
of which available-for-sale financial assets	AfS	8)	1,348			1,348		
Financial receivables and other current financial assets								
of which loans and receivables	LaR	8)	23	23				
of which hedging derivatives	HD	8)	173			119	54	
of which non-hedging derivatives	FAHfT	8)	7				7	
of which financial receivables for lease contracts	n.a.	8)	80					80
Cash and cash equivalents	LaR	8)	5,744	5,744				
		(b)	11,520	9,912	–	1,467	61	80
Total		(a+b)	13,066	10,192	30	2,313	393	138
LIABILITIES								
Non-current liabilities								
of which liabilities at amortized cost(**)	FLAC/HD	15)	27,958	27,958				
of which hedging derivatives	HD	15)	2,026			1,943	83	
of which non-hedging derivatives	FLHfT	15)	–				–	
of which finance lease liabilities	n.a.	15)	1,100					1,100
		(c)	31,084	27,958	–	1,943	83	1,100
Current liabilities								
of which liabilities at amortized cost(**)	FLAC/HD	15)	5,703	5,703				
of which hedging derivatives	HD	15)	207			151	56	
of which non-hedging derivatives	FLHfT	15)	16				16	
of which finance lease liabilities	n.a.	15)	193					193
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	23)	5,720	5,720				
		(d)	11,839	11,423	–	151	72	193
Total		(c+d)	42,923	39,381	–	2,094	155	1,293

(*) Part of assets or liabilities falling under application of IFRS 7.
(**) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2013

(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2013	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2013
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement		
ASSETS								
Loans and Receivables	LaR	10,197	10,192	5				**10,197**
Available-for-sale financial assets	AfS	1,396		25	1,371			**1,396**
Financial assets at fair value through profit or loss held for trading	FAHfT	144				144		**144**
of which non-hedging derivatives	FAHfT	144				144		144
Hedging Derivatives	HD	1,191			942	249		**1,191**
Assets measured according to IAS 17	n.a.	138					138	**138**
Total		**13,066**	**10,192**	**30**	**2,313**	**393**	**138**	**13,066**
LIABILITIES								
Financial liabilities at amortized cost (*)	FLAC/HD	39,381	39,381					**40,011**
Financial liabilities at fair value through profit or loss held for trading	FLHfT	16				16		**16**
of which non-hedging derivatives	FLHfT	16				16		16
Hedging Derivatives	HD	2,233			2,094	139		**2,233**
Liabilities measured according to IAS 17	n.a.	1,293					1,293	**1,611**
Total		**42,923**	**39,381**	**–**	**2,094**	**155**	**1,293**	**43,871**

(*) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2013

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2013	Hierarchy Levels		
				Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS						
Non-current assets						
Other investments	AfS	7)	*42*	3	14	
Securities, financial receivables and other non-current financial assets						
of which securities	AfS	8)	*6*	6		
of which hedging derivatives	HD	8)	*1,018*		1,018	
of which non-hedging derivatives	FAHfT	8)	*137*		74	63
	(a)		**1,203**	**9**	**1,106**	**63**
Current financial assets						
Securities						
of which available-for-sale financial assets	AfS	8)	*1,348*	1,348		
Financial receivables and other current financial assets						
of which hedging derivatives	HD	8)	*173*		173	
of which non-hedging derivatives	FAHfT	8)	*7*		7	
	(b)		**1,528**	**1,348**	**180**	**–**
Total	(a+b)		**2,731**	**1,357**	**1,286**	**63**
LIABILITIES						
Non-current liabilities						
of which hedging derivatives	HD	15)	*2,026*		2,026	
of which non-hedging derivatives	FLHfT	15)	*–*		–	
	(c)		**2,026**	**–**	**2,026**	**–**
Current liabilities						
of which hedging derivatives	HD	15)	*207*		207	
of which non-hedging derivatives	FLHfT	15)	*16*		16	
	(d)		**223**	**–**	**223**	**–**
Total	(c+d)		**2,249**	**–**	**2,249**	**–**

(*) Level 1: quoted prices in active markets.
    Level 2: prices calculated using observable market inputs.
    Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements with unobservable inputs

The accounting of "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.", issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition in accounts of the option embedded in the financial instruments, distinctly from the debt liability itself.

The carrying amount of the embedded option was measured as the net amount of i) the long put option, with an exercise price of 0.6801 euros at the maximum conversion rate; and ii) the short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

- the risk-free interest rate for comparable maturities;
- the reference price for Telecom Italia S.p.A. ordinary shares;

- the exercise price;
- the dividend expected to be paid on Telecom Italia S.p.A. ordinary shares over the life of the option;
- the volatility of Telecom Italia S.p.A. ordinary shares;
- the duration of the option.

Specifically, volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of the valuation.

(millions of euros)	12/31/2013
Asset value at December 31, 2012	-
Transfers to/from Level 3	-
Valuation at the issue date of the financial instrument	187
Gains (losses) recognized in the Consolidated Separate Income Statement	(124)
Gains (losses) recognized in other components of the Statement of Consolidated Comprehensive Income	-
Asset value at December 31, 2013	**63**

The loss from the fair value adjustment at December 31, 2013 has been recognized under finance expenses.

The price of an option is sensitive to its volatility, in that the higher the volatility, the higher the price of the option. Reported below is a sensitivity analysis of the net carrying amount of the embedded option in relation to a series of changes expressed in percentage point terms of volatility.

(millions of euro)	-10 p.p.	-8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in volatility of Telecom Italia S.p.A. ordinary shares						
Change in the net carrying amount of the embedded option	(10)	(8)	(5)	5	7	9
Net carrying amount of the embedded option	**53**	**55**	**58**	**68**	**70**	**72**

In 2013 no changes were made to the measurement technique.

Further details on the effects of the change in the price of the ordinary shares on the value of the embedded option, as well as the measurement of derivative instruments, are provided in the Note "Financial risk management".

Carrying amount for each class of financial asset/liability at 12/31/2012

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	
ASSETS								
Non-current assets								
Other investments	AfS	7)	39		26	13		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	8)	40	40				
of which securities	AfS	8)	22			22		
of which hedging derivatives	HD	8)	2,291			1,819	472	
of which non-hedging derivatives	FAHfT	8)	33				33	
of which financial receivables for lease contracts	n.a.	8)	110					110
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	9)	337	330	7			
		(a)	2,872	370	33	1,854	505	110
Current assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	12)	5,687	5,687				
Securities								
of which available-for-sale financial assets	AfS	8)	754			754		
Financial receivables and other current financial assets								
of which loans and receivables	LaR	8)	116	116				
of which hedging derivatives	HD	8)	246			185	61	
of which non-hedging derivatives	FAHfT	8)	39				39	
of which financial receivables for lease contracts	n.a.	8)	101					101
Cash and cash equivalents	LaR	8)	7,436	7,436				
		(b)	14,379	13,239	–	939	100	101
Total		(a+b)	17,251	13,609	33	2,793	605	211
LIABILITIES								
Non-current liabilities								
of which liabilities at amortized cost (**)	FLAC/HD	15)	30,361	30,361				
of which hedging derivatives	HD	15)	2,558			2,386	172	
of which non-hedging derivatives	FLHfT	15)	13				13	
of which finance lease liabilities	n.a.	15)	1,159					1,159
		(c)	34,091	30,361	–	2,386	185	1,159
Current liabilities								
of which liabilities at amortized cost (**)	FLAC/HD	15)	5,564	5,564				
of which hedging derivatives	HD	15)	350			327	23	
of which non-hedging derivatives	FLHfT	15)	17				17	
of which finance lease liabilities	n.a.	15)	219					219
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	23)	7,268	7,268				
		(d)	13,418	12,832	–	327	40	219
Total		(c+d)	47,509	43,193	–	2,713	225	1,378

(*) Part of assets or liabilities falling under application of IFRS 7.
(**) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2012

(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2012	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2012
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement		
ASSETS								
Loans and Receivables	LaR	13,616	13,609	7				13,616
Available-for-sale financial assets	AfS	815		26	789			815
Financial assets at fair value through profit or loss held for trading	FAHfT	72				72		72
of which non-hedging derivatives	FAHfT	72				72		72
Hedging Derivatives	HD	2,537			2,004	533		2,537
Assets measured according to IAS 17	n.a.	211					211	211
Total		**17,251**	**13,609**	**33**	**2,793**	**605**	**211**	**17,251**
LIABILITIES								
Financial liabilities at amortized cost (*)	FLAC/HD	43,193	43,193					44,741
Financial liabilities at fair value through profit or loss held for trading	FLHfT	30				30		30
of which non-hedging derivatives	FLHfT	30				30		30
Hedging Derivatives	HD	2,908			2,713	195		2,908
Liabilities measured according to IAS 17	n.a.	1,378					1,378	1,793
Total		**47,509**	**43,193**	**–**	**2,713**	**225**	**1,378**	**49,472**

(*) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2012

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Hierarchy Levels		
				Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS						
Non-current financial assets						
Other investments	AfS	7)	*39*	3	10	
Securities, financial receivables and other non-current financial assets						
of which securities	AfS	8)	*22*	22		
of which hedging derivatives	HD	8)	*2,291*		2,291	
of which non-hedging derivatives	FAHfT	8)	*33*		33	
(a)			**2,385**	**25**	**2,334**	**–**
Current financial assets						
Securities						
of which available-for-sale financial assets	AfS	8)	*754*	754		
Financial receivables and other current financial assets						
of which hedging derivatives	HD	8)	*246*		246	
of which non-hedging derivatives	FAHfT	8)	*39*		39	
(b)			**1,039**	**754**	**285**	**–**
Total	**(a+b)**		**3,424**	**779**	**2,619**	**–**
LIABILITIES						
Non-current financial liabilities						
of which hedging derivatives	HD	15)	*2,558*		2,558	
of which non-hedging derivatives	FLHfT	15)	*13*		13	
(c)			**2,571**	**–**	**2,571**	**–**
Current financial liabilities						
of which hedging derivatives	HD	15)	*350*		350	
of which non-hedging derivatives	FLHfT	15)	*17*		17	
(d)			**367**	**–**	**367**	**–**
Total	**(c+d)**		**2,938**	**–**	**2,938**	**–**

(*) Level 1: quoted prices in active markets.
  Level 2: prices calculated using observable market inputs.
  Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category - Year 2013

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2013[1]	of which interest
Loans and Receivables	LaR	(334)	97
Available-for-sale financial assets	AfS	27	
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT	(59)	
Financial Liabilities at Amortized Cost	FLAC	(1,844)	(1,731)
Total		**(2,210)**	**(1,634)**

(1)   Of which 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2012

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2012[1]	of which interest
Loans and Receivables	LaR	(469)	146
Available-for-sale financial assets	AfS	26	
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT	6	
Financial Liabilities at Amortized Cost	FLAC	(1,823)	(1,782)
Total		**(2,260)**	**(1,636)**

(1)   Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Note 20
Employee benefits

Employee benefits decreased by 1 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)		12/31/2011	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2012
Provision for employee severance indemnities	(a)	829	99	(92)	(1)	835
Provision for pension plans		21	2	(1)	1	23
Provision for termination benefit incentives		189	18	(147)	(2)	58
Total other provisions for employee benefits	(b)	210	20	(148)	(1)	81
Total	(a+b)	1,039	119	(240)	(2)	916
of which:						
non-current portion		850				872
current portion (*)		189				44

(*) The current portion refers only to Other provisions for employee benefits.

(millions of euros)		12/31/2012	Discontinued operations	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2013
Provision for employee severance indemnities	(a)	835		66	(30)	(8)	863
Provision for pension plans		23		2	(2)	(1)	22
Provision for termination benefit incentives		58	(8)	10	(30)		30
Total other provisions for employee benefits	(b)	81	(8)	12	(32)	(1)	52
Total	(a+b)	916	(8)	78	(62)	(9)	915
of which:							
non-current portion		872					889
current portion (*)		44					26

(*) The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities only refers to Italian companies and increased overall by 28 million euros. The reduction of 30 million euros under "decreases" refers to indemnities paid to employees who terminated employment and for advances. Other changes refer entirely to the change in the scope of consolidation, following the sale of the company La 7 S.r.l. and MTV Italia S.r.l. The increase of 66 million euros in the column "Increases/Present value" includes the following:

(millions of euros)	Year 2013	Year 2012
Current service cost (*)		-
Finance expenses	37	43
Net actuarial (gains) losses for the year	29	56
Total	66	99
Effective return on plan assets	there are no assets servicing the plan	

(*) Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under "Employee benefits expenses", in "Social security expenses", and not as "Employee severance indemnities expenses". The latter account will continue to be used only for the severance indemnity expenses of companies with less than 50 employees, equal to 0.4 million euros in 2013 (basically unchanged compared to 2012) and curtailments, amounting to 0.1 million euros.

The net actuarial losses recognized at December 31, 2013, totaling 29 million euros (56 million euros in 2012), are essentially the result of the change in the discount rate applied.

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a "defined contribution plan".

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), the provision has been recognized as a "defined benefit plan".

Under IAS 19 (2011), employee severance indemnities have been calculated using the "Projected Unit Credit Method", the actuarial technique applied prior to the introduction of amendments to the standard. The method is applied as follows:

- the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;
- the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;
- the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the "service pro rate".

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	2.00% per annum	2.00% per annum
Discount rate	4.11% per annum	4.11% per annum
Employee severance indemnities annual increase rate	3.00% per annum	3.00% per annum
Increase in compensation:		
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by "Ragioneria Generale dello Stato"	RG 48 mortality tables published by "Ragioneria Generale dello Stato"
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation (in relation to the company):		
up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
over 50 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011	
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2013 of 863 million euros (835 million euros at the end of 2012).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in absolute terms.
The weighted average duration of the obligation is 12.5 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:	
+ 0.25 p.p.	2
- 0.25 p.p.	(2)
Annual inflation rate:	
+ 0.25 p.p.	18
- 0.25 p.p.	(18)
Annual discount rate:	
+ 0.25 p.p.	(24)
- 0.25 p.p.	24

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased in total by 28 million euros. The net change includes an increase of 10 million euros in connection with expenses for mobility under Law 223/91, recognized during the year following trade union agreements made by the Parent on March 27, 2013 (covering the Parent itself, Telecom Italia Sparkle and T.I. Information Technology) and by the company Advanced Caring Center on December 5, 2013, which was entirely offset by a decrease of 30 million euros, following the drawing of provisions posted in previous years for mobility expenses under Law 223/91 by the Parent and the company Olivetti I-Jet and the auditing of those provisions and the ex-Olivetti long-term mobility fund.

Note 21
Provisions

Provisions decreased by 197 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)	12/31/2012	Discontinued operations	Increase	Used through income statement	Used directly	Exchange differences and other changes	12/31/2013
Provision for taxation and tax risks	142	(31)	16	(2)	(13)	(2)	110
Provision for restoration costs	463	(12)	4	–	(4)	(9)	442
Provision for legal disputes	367	(109)	110	(1)	(118)	(40)	209
Provision for commercial risks	130	–	8	(1)	(3)	–	134
Provision for risks and charges on investments and corporate-related transactions	88	–	27	–	(15)	5	105
Other provisions	131	–	4	(8)	(2)	(1)	124
Total	1,321	(152)	169	(12)	(155)	(47)	1,124
of which:							
non-current portion	863						699
current portion	458						425

Provision for taxation and tax risks is basically unchanged compared to 2012. The figure at December 31, 2013 mainly refers to companies in the Domestic Business Unit (52 million euros) and companies in the Brazil Business Unit (54 million euros).

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets – in particular: batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (349 million euros) and to the Brazil Business Unit (93 million euros).

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties.
The figure at December 31, 2013 includes 144 million euros for the Domestic Business Unit and 62 million euros for the Brazil Business Unit.

Provision for commercial risks, showing no substantial change compared to the end of 2012, includes funds allocated primarily by Telecom Italia S.p.A., Olivetti S.p.A. and Telecom Italia Digital Solutions S.p.A., to cover existing risks.

Provision for risks and charges on investments and corporate-related transactions shows a net increase of 17 million euros, essentially in connection with the sale of equity investments in previous years.

Other provisions are substantially unchanged from December 31, 2012 and comprise the provision made in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros, the provision for the liberalization of frequencies and the provisions made for regulatory proceedings.

Note 22
Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased by 274 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)	12/31/2013	12/31/2012
Payables to social security agencies	28	36
Capital grants	23	29
Deferred income	647	771
Income tax payables (*)	55	59
Other	26	158
Total	**779**	**1,053**

(*) Analyzed in the Note "Income taxes".

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current payables:		
Due from 2 to 5 years after the end of the reporting period	15	20
Due beyond 5 years after the end of the reporting period	13	16
	28	**36**
Current payables	**9**	**12**
Total	**37**	**48**

Deferred income includes 324 million euros (394 million euros at December 31, 2012) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone services and 281 million euros (268 million euros at December 31, 2012) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Note 23
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased by 1,893 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)		12/31/2013	Of which IAS 39 Financial Instruments	12/31/2012	Of which IAS 39 Financial Instruments
Payables on construction work	(a)	30		35	
Trade payables					
Payables to suppliers		4,526	4,526	5,481	5,481
Payables to other telecommunication operators		444	444	638	638
	(b)	4,970	4,970	6,119	6,119
Tax payables	(c)	480		641	
Miscellaneous payables and other current liabilities					
Payables for employee compensation		321	321	625	625
Payables to social security agencies		167		212	
Trade and miscellaneous deferred income		799		853	
Advances received		25		20	
Customer-related items		912	232	1,003	274
Payables for TLC operating fee		23		35	
Dividends approved, but not yet paid to shareholders		55	55	60	60
Other current liabilities		416	142	437	190
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		26		44	
Provisions for risks and charges for the current portion expected to be settled within 1 year		425		458	
	(d)	3,169	750	3,747	1,149
Total	(a+b+c+d)	8,649	5,720	10,542	7,268

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

Trade payables (due within 1 year), amounting to 4,970 million euros (6,119 million euros at December 31, 2012), mainly refer to Telecom Italia S.p.A. (2,731 million euros) and to companies belonging to the Brazil Business Unit (1,635 million euros). The decrease of 1,149 million euros compared to December 31, 2012 was driven by lower acquisitions of goods and services and lower capital expenditures, as well as by the effects of the classification of Sofora - Telecom Argentina group as "Assets held for sale" (591 million euros).

Tax payables refer in particular to Telecom Italia S.p.A. for the VAT payable (149 million euros), for the government concession tax of Telecom Italia S.p.A. (45 million euros) and for the withholding tax payables to the tax authorities of Telecom Italia S.p.A. as withholding agent (63 million euros). They also include other tax payables of the Brazil Business Unit of 190 million euros.

Note 24
Contingent liabilities, other information, commitments and guarantees

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of December 31, 2013, as well as those that came to an end during the financial year.

The Telecom Italia Group has posted liabilities totalling 312 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor's Office of Rome

In its judgement dated October 17, 2013, the Court of Rome found the three managers of the company involved in the proceedings not guilty of the charges of transnational conspiracy for the purpose of tax evasion and false declaration by the use of invoices or other documents for non-existent transactions. A further 18 defendants were found guilty, with sentences of 20 months to 15 years.

While there has not yet been full disclosure of all the procedural documents (or of the reasons for the judgement), the not-guilty verdicts for the persons accused of committing the alleged offence should rule out any liability on the part of the organisation. However, Telecom Italia Sparkle is still formally being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of transnational conspiracy with which its managers are charged. However, even in the event of a conviction, the Company does not expect to suffer further material consequences that would exceed what has already been set aside and/or seized, given that - subject to any possible, but unlikely, administrative fines and/or disqualifying penalties - a conviction would require confiscation of the proceeds of the offence which, according to the charge as it is currently worded, would amount to approximately 72 million euros, an amount already covered by the surety guarantee and set aside in the consolidated financial statements for 2009.

Once the reasons for the not-guilty verdicts are known, the appropriate assessments will also be made regarding any potential seizure of the sum of 10 million euros for precautionary reasons connected with the proceedings.

So far as fiscal risk is concerned, VAT liability was reached in 2010, by payment of 418 million euros, a possible claim of liability for direct taxation related to the applicability in the case in question of the rules disciplining the non-deductibility of the crime-related costs and/or costs for transactions that objectively do not exist remained pending. Also on the basis of the uncertainties in interpretation manifested by the tax authorities, and in the parliamentary debate on the advisability of changing the regulations (developed in decree law 16/2012, converted in law 44/2012), which were, moreover, considered of doubtful constitutionality (since the Constitutional Court limited itself to an interlocutory judgement), the company considered the related risk to be only a possibility, and did not make any provision in its 2010 and 2011 accounts.

However, in December 2012 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the "carousel fraud" did not exist. The amount of the fines – 25% of the "crime related costs" unduly deducted – total 280 million euros, which may be reduced to one third if a settlement is agreed.

The Company decided not to agree to the settlement and filed defensive arguments with the Lazio Regional Office.

On February 13, 2014, the Lazio Regional Office served three penalty notices for violations of rules regarding income tax for the years 2005, 2006 and 2007.

Following detailed investigations and assessments with its advisors, the Company decided not to settle the penalty notices and will be lodging an appeal with the Commissione Tributaria Provinciale (Provincial Tax Commission).

In light of the investigations carried out, and considering the favourable outcome of the associated criminal proceedings, the risk is believed to be only potential, so no provisions were made to the risk fund in the financial statements.

International tax and regulatory disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais (approximately 550 million euros) as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows:

● non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;
● non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. ("TNC").

The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defence on April 20, 2011. On April 20, 2012, Tim Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; Tim Celular promptly filed an appeal against this decision on May 21, 2012.

The Management, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Again with regard to Tim Participações' subsidiary Brazilian companies, other cases of tax disputes are present including for significant amounts but with a risk of losing deemed improbable (for the aforementioned companies), on the basis of the legal opinions issued to the companies.

The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted; the regulatory authority however alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Finally, note that in December 2013 Tim Celular received a tax assessment served by the Brazilian Federal District Finance Secretariat equal to approximately 582 million reais (approximately 180 million euros) at the date of formal notice, including penalties and interest, on account of alleged non-payments of indirect taxes for the years 2008 to 2012. The assessment was served following a decision by the Supreme Court declaring that a state tax incentive was unconstitutional. The Company promptly filed an initial defence statement, in administrative proceedings, last January. On the basis of specific legal advice in particular, Tim Celular does not consider an unfavourable outcome to be likely.

Investigation by the Public Prosecutor's Office of Monza

Criminal proceedings in their preliminary investigation phase are currently pending before the Public Prosecutor's Office of Monza relative to a number of supply under lease and/or sale of goods transactions which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia, which filed a charge against persons unknown in 2011.

The preliminary investigation judge filed separate proceedings initiated, amongst others, against three employees/former employees of the Company. A former employee of the Company, amongst others, is apparently still being investigated as part of the main criminal proceedings.

At the end of 2012 the Monza Guardia di Finanza served Telecom Italia with a number of reports on findings relating to Direct Taxes and VAT for the years 2007, 2008 and 2009 regarding various supply under lease and/or sale of goods transactions. The Company accepted the charges and paid a total amount of 3.4 million euros during the first half of 2013.

Taking account of the potential risks linked to other transactions still being investigated, and considering the payment made so far, the provision made for liabilities remains at 7.9 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom Italia was definitively no longer a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company.

In the hearing before Section 1 of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings – which lasted more than a year – 22 civil parties filed claims for compensation, also against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case.

On February 13, 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said damages, totaling 270,000 euros (of which 170,000 euros jointly and severally with Pirelli); at the same time it also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognised the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit and Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company.

In November 2013, the reasons for the first instance judgement were published (which the Company decided not to challenge) and Telecom Italia is receiving notifications of the first appeals.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, the Italian antitrust authority - AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the sector Authority (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014.

The Telecom Italia Group has posted liabilities covering the total amount of the two administrative sanctions imposed by the AGCM.



It should be noted that for the disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the operator BIP Mobile S.r.l..

The latter company, which intended to present itself as the first "low cost" virtual operator, did not have its own sales network, since it accesses the market using the multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony products of various operators, allegedly induced by pressures that were supposedly "the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind".

In December 2013, AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind in terms of potential violations of article 101 of the Treaty on the Functioning of the European Union arising from supplementary vertical agreements signed by each of them with a number of multibrand dealers, as they provide extra incentives to the dealer while reserving the right to terminate the agreement if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.

The completion of the investigation was postponed until October 30, 2014.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended to Telecom Italia the investigation started in March into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleges that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged the order opening the investigation before the Administrative Court (TAR) for Lazio, sustaining that the Antitrust Authority does not have competence in this matter.

Unless extended, the proceedings are currently scheduled to conclude on July 31, 2014 and, given the current stage of the procedure, it is not possible at present to provide forecasts regarding its outcome.

Dispute relative to "Adjustments on licence fees" for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company's appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts.

Telecom Italia lodged an appeal.

FASTWEB

The arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service is ongoing. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access ("KO") services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins ("margin squeeze" practices). Based on the content of the Antitrust Authority's well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The first hearing is scheduled for the month of May 2014.

The Company will file an appearance challenging the claims made by the other party.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876,480,986 euros and 1,029,177,059 euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged ("margin squeezing") and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party and making a counterclaim.

WIND

Without prejudice to the proceedings started with a writ issued in January 2012 for compensation of alleged damages (quantified as about 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010, based on the antitrust decision A428, Wind started proceedings against the Company in June 2013 claiming compensation for the alleged damages (quantified as over 247 million euros, around 37 million of which for reputational damage) consequent on the refusal to activate 80,159 potential customers in the period July 2011 - October 2012. Telecom Italia filed an appearance, challenging the claims made by Wind and making a counterclaim.

Federazione Anti Pirateria Audiovisiva (FAPAV) (The Italian Federation against the unlawful duplication of audivisual material)

In September 2013, an agreement was reached between Telecom Italia, Fapav and Siae (which intervened in favour of Fapav) that settled the suit brought by Federazione Anti Pirateria Audiovisiva in the specialised intellectual and industrial property section of the Rome Court seeking compensation of 320 million euros for the alleged damages resulting from its non-prevention of the unlawful downloading of films by customers of the Company accessing certain websites. The agreement provided for both parties to renounce their claims on one another for damages and legal expenses, with no additional costs.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing is scheduled for the month of March 2014. Telecom Italia will file an appearance challenging the claims of the other parties.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

In a judgement issued in January 2014, the Court of Appeal declared its lack of jurisdiction in favour of the Court. The terms for resumption of the proceedings by Teleunit are pending.

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor's Office of Forlì

Despite the initial dismissal of the case by the Public Prosecutor's Office of Bologna in 2011, in June 2012 the Company was served with a search warrant issued by the Public Prosecutor's Office of Forlì in the context of proceedings in which the defendants included one subsequently suspended employee and three former employees of the Company.

In September 2013, the notice of completion of the preliminary investigations was filed. The proceedings relate to a conspiracy for the purpose of committing the offences of "false declaration through the use of invoices or other documents for non-existent transactions" and "issuing of invoices or other documents for non-existent transactions", and the respective target offences, as well as (only in respect of the Company's employees) hindering the operation of public supervisory authorities, *"for having prevented CONSOB from learning promptly of the involvement of Telecom S.p.A. in the "San Marino System" for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency"*.

This matter was the subject of an audit and of the so called Greenfield Project at the time. In this regard, note that, as a result of what emerged from these activities, the Company took steps to independently regularise some invoices issued to the aforementioned San Marino companies and for which the fiscal obligations laid down had not been fully discharged.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Gruppo Elitel Telecom S.p.A.

In a judgement filed at the end of January 2014, the Court of Rome accepted the defence arguments submitted by Telecom Italia, amongst others, and entirely rejected the claims made by the receivers of the bankrupt company Elinet S.p.A. against its former directors, statutory auditors and auditing firm, and against Telecom Italia, in respect of which charges were brought regarding alleged management and coordination of the Elitel group (an alternative operator in which the Company has never had a shareholding) allegedly carried out in particular by using the commercial credit management lever.

The receivers of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel group) were also party to these proceedings and claimed a total of 282 million euros.

Greece – DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services S.A. (Delan), started judicial proceedings for the compensation of damages, both precautionary and on the merits, against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) before the Greek courts. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

In April 2012 the Judge of First Instance declared the lack of jurisdiction on Telecom Italia International (whose contractual indemnification obligation falls under the law of New York and is subject to arbitration), while it condemned Wind Hellas to payment of damages to Carothers for an overall amount of approximately 85 million euros (including costs and accrued interests). The judgement has been entirely appealed by Wind Hellas, which subsequently formally renounced the proceedings against Telecom Italia International.

Subsequently, Wind Hellas served Telecom Italia International with a request for an international arbitration, seeking a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings. In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitral clause contained in the Share Purchase Agreement executed in 2005 in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts. Following the first procedural hearing, in March 2013 Wind Hellas filed the Statement of Claim accompanied by the supporting documentation (including witness depositions and expert reports), in compliance with the procedural calendar. Afterwards, the parties have been exchanging their written pleadings as scheduled. The hearing set for the last week of February 2014 has been postponed with the agreement of the parties to a later date to be decided by the Arbitral Tribunal.

Moreover Wind Hellas asked Telecom Italia International to assume the defence of another ordinary legal dispute in Greece, this too allegedly part of the obligations deriving from the contract of sale. Finally, Telecom Italia has started extrajudicial proceedings against Wind Hellas for payment of the legal costs settled in the ruling of the Judge of the first instance in Greece (which had excluded Telecom Italia International from the proceedings started by Wind Hellas for the notice of joinder to Telecom Italia International as guarantor in the Carothers dispute), obtaining payment thereof.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group company) by the merger by incorporation of its controlling company ("Alienaçao Fiduciaria") into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares. After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas group for compensation for damages.

In August, a management conference was held with the Arbitral Tribunal at which the calendar of the proceedings, the procedural rules and the terms of reference were discussed and defined. Again in August, the board issued the procedure order and the terms of reference document was signed.

An incidental phase to determine if the conditions still exist for a precautionary measure issued by a Sao Paulo judge to be maintained by the Arbitration Board (contested by the Tim group) ended in the month of October. This measure prevents Tim Brasil from executing a guarantee on the aforementioned Tim Participações shares held by the Tim group in "Alienaçao Fiduciaria".

Based on the decision of the Arbitral Tribunal, to preserve the status quo until the pending dispute has been resolved, the guarantee cannot be executed, and the shares remain in the custody of the Banco Bradesco. The voting rights of the Shares are frozen. Moreover, payments of future dividends must be made into an escrow account set up by the parties at a financial institution of acknowledged international value, until the final decision of the Arbitral Tribunal on the claims advanced by the Parties. In a Procedural Order issued on December 10, 2013, the Arbitration Tribunal rejected the counterparties's request to allow the shareholders of "frozen" shares to participate in the discussion and vote. The escrow account ordered by the Arbitration Tribunal has not been opened yet and is the subject of discussion between the parties.

Furthermore, in December 2013, the "Statement of Claim" was filed by JVCO and Docas. According to the allegations of the counterparties, JVCO was deceived when accepting the exchange ratio for the Intelig merger. In March 2014, Tim Brasil and Tim Participações filed the Statement of Counterclaim, exploiting the counterclaims brought against JVCO and Docas.

Moreover, on December 30, 2013, Docas/JVCO were served with a notice, in accordance with article 9.1.1 of the Alienação Fiduciaria contract (according to which, on the fourth anniversary of the Closing - i.e. 12/30/2014 - Tim will return to JVCO all the shares held as guarantee and which were not "charged" against actual or potential liabilities).

By this document, Docas and JVCO were informed that no shares will be returned as the value of the shares to be pledged as a guarantee is lower than that arising from actual or potential liabilities (as a consequence of labour and tax claims).

Brazil - JVCO Dispute

In September 2013, Telecom Italia was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for the control of Tim Participações S.A. (Tim Participações) by Telecom Italia and Telecom Italia International to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which to be determined during the proceedings. Notice of these proceedings had already been served to Telecom Italia International and Tim Brasil Serviços e Participações.

Following completion of the notification process and the start of the term to reply, in February 2014 Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações filed their defences.

Brazil - Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V. were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement executed in 2005. Based on claimant's allegations, such damages would be related to matters emerged in the framework of the well known criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia. The request for arbitration did not provide any specific indication of the damages claimed or evidences to support the demand.

In August 2013 the Opportunity group filed a Statement of Claim, defining in detail its claims against Telecom Italia and Telecom Italia International and, in particular, specifying the facts cited and indicating the sources of proof, also in relation to quantification of the damages. The parties will exchange their substantive memorials according to the procedural calendar, in view of the hearing scheduled to be held in November 2014.

Others - Telecom Argentina

On June 3, 2013, four trade union organisations issued proceedings against Telecom Argentina to obtain the issue of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92 which exempted Telecom Argentina from issuing such bonds.

The company filed its defence briefs, challenging the claims made by the opposing party with the labour court. On October 30, 2013, the judge rejected the claims made by Telecom Argentina, postponing the decision to the outcome of the court appearance by the parties. The company appealed against the decision and the appeal is still pending.

Based on the assessments made by its external counsel, while not being able to guarantee the favourable outcome of its defence arguments, the management of Telecom Argentina believes the opposing party's claim to be unfounded.

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called "ethnic channel", with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.
The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.
During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.

***

With regard to the criminal proceedings for the offence of "preventing the public supervisory authorities from performing their functions" against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the judge in the preliminary hearing at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction.
The Attorney General lodged an appeal against the judgement with the Supreme Court.

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor's customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia pursuant to article 115, subsection 1, letter c) of Legislative Decree 58/1998 (Consolidated Finance Law - CFL), in order to obtain documents and information concerning the bond issue of Telecom Italia Finance ("*Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.*"), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora - Telecom

Argentina group and the company's procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto.

According to public sources, CONSOB informed the Public Prosecutor's Office of Rome of the audit and on December 20, 2013 the latter issued a press release stating that: "With regard to corporate and financial events involving the companies Telecom and Telco, the Public Prosecutor's Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence". The Public Prosecutor's Office also stated that since "last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed".

Other Liabilities Connected With Sales Of Assets And Investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,100 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 102 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees, net of back-to-back guarantees received, amounted to 10 million euros.

Guarantees were provided by third parties to Group companies, amounting to 5,057 million euros, to guarantee financing received (2,076 million euros) and performance under outstanding contracts (2,981 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.'s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 456 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at December 31, 2013 are as follows:

Issuer

(millions of euros)	Amount[1]
BBVA - Banco Bilbao Vizcaya Argentaria	372
Intesa Sanpaolo	366
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	139
Sumitomo	109
SACE	210
Natixis	92
Barclays Bank	75
Citibank	28

(1) Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, Telecom Italia Digital Divide Projects.

There are also surety bonds on the telecommunication services in Brazil for 730 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 762 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Note 25
Revenues

Revenues decreased 2,352 million euros compared to 2012. The composition is as follows:

(millions of euros)	2013	2012
Equipment sales	2,101	1,942
Services	21,323	23,803
Revenues on construction contracts	(17)	14
Total	**23,407**	**25,759**

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, of 2,520 million euros (3,245 million euros in 2012, -22.3%), included in the costs of services.
For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note "Segment Reporting".

Note 26
Other income

Other income increased 39 million euros compared to 2012 and was broken down as follows:

(millions of euros)	2013	2012
Late payment fees charged for telephone services	63	69
Recovery of employee benefit expenses, purchases and services rendered	28	35
Capital and operating grants	27	18
Damage compensation, penalties and sundry recoveries	64	40
Other income	142	123
Total	**324**	**285**

Note 27
Acquisition of goods and services

Acquisition of goods and services decreased 912 million euros compared to 2012. The composition is as follows:

(millions of euros)		2013	2012
Acquisition of raw materials and merchandise	**(a)**	**2,358**	**2,203**
Costs of services:			
Revenues due to other TLC operators		2,520	3,245
Interconnection costs		30	27
Commissions, sales commissions and other selling expenses		1,089	1,174
Advertising and promotion expenses		476	523
Professional and consulting services		390	410
Utilities		492	480
Maintenance		364	367
Outsourcing costs for other services		497	589
Mailing and delivery expenses for telephone bills, directories and other materials to customers		92	98
Other service expenses		715	790
	(b)	**6,665**	**7,703**
Lease and rental costs:			
Rent and leases		755	649
TLC circuit lease rents and rents for use of satellite systems		399	525
Other lease and rental costs		200	209
	(c)	**1,354**	**1,383**
Total	**(a+b+c)**	**10,377**	**11,289**

Note 28
Employee benefits expenses

Employee benefits expenses amount to 3,087 million euros, a decrease of 246 million euros, and consist of the following:

(millions of euros)		2013	2012
Employee benefits expenses			
Wages and salaries		2,183	2,386
Social security expenses		788	847
Other employee benefits		66	55
	(a)	**3,037**	**3,288**
Costs and provisions for temp work	**(b)**	**2**	**4**
Miscellaneous expenses for personnel and other labor-related services rendered			
Remuneration of personnel other than employees		3	10
Charges for termination benefit incentives		27	26
Corporate restructuring expenses		19	10
Other		(1)	(5)
	(c)	**48**	**41**
Total	**(a+b+c)**	**3,087**	**3,333**

The decrease is attributable solely to employee benefits expenses in Italy, primarily due to the reduction in ordinary employee expenses and costs of 257 million euros, as a consequence of the decrease in the average salaried workforce by 3,092 employees compared to 2012 (of which an average of -851 employees, deriving from the application of the "Solidarity Contracts" by the Parent, from T.I. Information Technology and Olivetti S.p.A.), as well as the exit from the scope of consolidation of the companies Matrix, La7, MTV Italia and MTV Pubblicità (with a reduction of 714 people on average).
This decrease was offset by higher restructuring expenses for a total of 11 million euros. In 2013 these expenses totaled 19 million euros (8 million euros in 2012) related to the framework agreement signed by the Parent Telecom Italia S.p.A. with trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with trade unions on December 5, 2013; specifically, they consisted of 15 million euros pertaining to the Parent, 2 million euros to T.I. Information Technology, 1 million euros to Telecom Italia Sparkle and 1 million euros to the company Advanced Caring Center.

Employee benefits expenses in our foreign businesses were unchanged compared to 2012; the effect of the growth in the average workforce, which rose to 575 employees, and local salary variations were offset by a negative exchange difference of around 43 million euros, essentially due to the Brazil Business Unit.
In 2012, expenses of 2 million euros had been recognized for the restructuring relating to Olivetti Engineering S.A..

The average salaried workforce, including those with temp work contracts, was 59,527 in 2013 (62,758 in 2012). A breakdown by category is as follows:

(number)	2013	2012
Executives	914	963
Middle Management	4,317	4,650
White collars	54,225	56,991
Blue collars	51	95
Employees on payroll	**59,507**	**62,699**
Employees with temp work contracts	20	59
Total average salaried workforce	**59,527**	**62,758**

Headcount in service at December 31, 2013, including those with temp work contracts, was 65,623 (66,381 at December 31, 2012) with a net decrease of 758 employees.

Note 29
Other operating expenses

Other operating expenses decreased by 156 million euros compared to 2012. The breakdown is as follows:

(millions of euros)	2013	2012
Write-downs and expenses in connection with credit management	380	501
Provision charges	100	197
TLC operating fees and charges	482	548
Indirect duties and taxes	128	119
Penalties, settlement compensation and administrative fines	72	29
Association dues and fees, donations, scholarships and traineeships	22	25
Sundry expenses	134	55
Total	**1,318**	**1,474**
of which, included in the supplementary disclosure on financial instruments	380	501

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

The decrease was mainly attributable to the Brazil Business Unit (-87 million euros, including a negative exchange rate effect in 90 million euros) and the Domestic Business Unit (-37 million euros, including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Antitrust Authority (AGCM) which has been challenged by Telecom Italia, relating to the A428 proceedings).
In detail:

- write-downs and expenses in connection with credit management (380 million euros; 501 million euros in 2012) mainly consisting of 286 million euros for the Domestic Business Unit (370 million euros in 2012) and 84 million euros for the Brazil Business Unit (100 million euros in 2012);
- provision charges (100 million euros; 197 million euros in 2012) mainly consisting of 81 million euros for the Brazil Business Unit (91 million euros in 2012) and 13 million euros for the Domestic Business Unit (92 million euros in 2012);
- telecommunications operating fees and charges (482 million euros; 548 million euros in 2012) mainly consisting of 424 million euros for the Brazil Business Unit (487 million euros in 2012) and 57 million euros for the Domestic Business Unit (59 million euros in 2012);
- sundry expenses, amounting to 134 million euros (55 million euros in 2012) mainly related to the Domestic Business Unit and included 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the Italian Antitrust Authority (AGCM), on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

Note 30
Internally generated assets

Internally generated assets decreased by 38 million euros compared to 2012. The breakdown is as follows:

(millions of euros)	2013	2012
Intangible assets with a finite useful life	307	295
Tangible assets owned	236	286
Total	**543**	**581**

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

Note 31
Depreciation and amortization

Depreciation and amortization decreased by 136 million euros compared to 2012. The breakdown is as follows:

(millions of euros)		2013	2012
Amortization of intangible assets with a finite useful life:			
Industrial patents and intellectual property rights		1,392	1,382
Concessions, licenses, trademarks and similar rights		369	317
Other intangible assets		251	201
	(a)	**2,012**	**1,900**
Depreciation of tangible assets owned:			
Buildings (civil and industrial)		44	47
Plant and equipment		2,166	2,382
Manufacturing and distribution equipment		14	13
Other		194	229
	(b)	**2,418**	**2,671**
Depreciation of tangible assets held under finance leases:			
Buildings (civil and industrial)		117	113
Plant and equipment		–	–
Other		6	5
	(c)	**123**	**118**
Total	**(a+b+c)**	**4,553**	**4,689**

The decrease in depreciation and amortization was mainly due to:
- the Brazil Business Unit (-74 million euros, already including a negative exchange difference of 128 million euros); net of the effect of the exchange difference, the amortization of the Brazil Business Unit would have increased by 54 million euros;
- the Domestic Business Unit (-19 million euros) as a result of the decrease in depreciation of tangible assets, which was partially offset by the increase in amortization of intangible assets, primarily due to the entry into force from January 1, 2013 of the user rights on the LTE frequencies (+67 million euros);
- the exit from the scope of consolidation of the companies Matrix S.p.A. (Other Operations), La7 S.r.l., and MTV Italia S.r.l. (with its wholly-owned subsidiary 100% MTV Pubblicità S.r.l.) (Media), generating an impact of approximately -44 million euros.

Further details are provided in the Notes "Other intangible assets" and "Tangible assets (owned and under finance leases)".

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note "Segment Reporting".

Note 32
Gains (losses) on disposals of non-current assets

Details are as follows:

(millions of euros)		2013	2012
Gains on disposals of non-current assets:			
Gains on the retirement/disposal of intangible and tangible assets		26	24
Gains on the disposal of investments in subsidiaries		4	49
	(a)	**30**	**73**
Losses on disposals of non-current assets:			
Losses on the retirement/disposal of intangible and tangible assets		11	21
Losses on the disposal of investments in subsidiaries		101	–
	(b)	**112**	**21**
Total	**(a-b)**	**(82)**	**52**

This item showed a loss of 82 million euros and consisted of the net balance of the following impacts:

● the realized loss, including incidental costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013, after authorization for the sale was received, as required by law. The overall impact of the sale, comprising the performance of La7 S.r.l. up until the transaction date, was approximately -125 million euros for 2013, inclusive of non-controlling interests. This amount included the post closing price adjustment of 4.8 million euros, paid to Telecom Italia Media by the Cairo Communication group on October 25, 2013;

● the gain of 3 million euros, net of incidental costs, for the sale to Viacom International Media Networks (VIMN) of the entire controlling interest (51%) held in MTV Italia S.r.l., which took place on September 12, 2013;

● the net capital gains on the sale of other non-current assets totaling 15 million euros, mainly relating to the sale of a property by the Brazilian company Telecom Italia Latam Participações e Gestão Administrativa Ltda for an amount of 48 million Brazilian reais (around 17 million euros).

Note 33
Impairment reversals (losses) on non-current assets

Details are as follows:

(millions of euros)		2013	2012
Reversals of impairment losses on non-current assets:			
on intangible assets		–	–
on tangible assets		–	–
	(a)	–	–
Impairment losses on non-current assets:			
on intangible assets		2,187	4,163
on tangible assets		-	16
	(b)	**2,187**	**4,179**
Total	(a-b)	**(2,187)**	**(4,179)**

Impairment reversals (losses) on non-current assets amounted to 2,187 million euros and related to the impairment loss on the goodwill allocated to Core Domestic Cash Generating Unit, within the Domestic Business Unit.

In particular, in the first half of 2013, the Group tested Goodwill for impairment. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group's specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to the management's expectations of the forecast impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates.

The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the updated Industrial Plan. The tests did not reveal any further impairment losses over and above the 2,187 million euros recognized in the first half of 2013.

In 2012 this item amounted to 4,179 million euros and essentially related to the goodwill impairment loss allocated to the Core Domestic Cash Generating Unit within the Domestic Business Unit (4,016 million euros) and the overall impairment loss on non-current assets and goodwill (157 million euros) within the Media Business Unit.

Note 34
Other income (expenses) from investments

Details are as follows:

(millions of euros)	2013	2012
Dividends from Other investments	2	1
Net gains on disposals of other investments	-	3
Loss and impairment losses on Other investments	(5)	(2)
Total	**(3)**	**2**
of which, included in the supplementary disclosure on financial instruments	*(3)*	*1*

Note 35
Finance income and expenses

Finance income

Finance income increased 20 million euros compared to 2012 and was broken down as follows:

(millions of euros)		2013	2012
Interest income and other finance income:			
Income from financial receivables, recorded in Non-current assets		–	–
Income from securities other than investments, recorded in Non-current assets		–	–
Income from securities other than investments, recorded in Current assets		34	32
Income other than the above:			
Interest income		152	165
Exchange gains		492	336
Income from fair value hedge derivatives		152	214
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		643	741
Income from non-hedging derivatives		23	18
Miscellaneous finance income		96	89
	(a)	**1,592**	**1,595**
Positive fair value adjustments to:			
Fair value hedge derivatives		40	79
Underlying financial assets and liabilities of fair value hedge derivatives		254	132
Non-hedging derivatives		117	177
	(b)	**411**	**388**
Reversal of impairment loss on financial assets other than investments	**(c)**	**–**	**–**
Total	**(a+b+c)**	**2,003**	**1,983**
of which, included in the supplementary disclosure on financial instruments		*432*	*428*

Finance expenses

Finance expenses increased 205 million euros compared to 2012 and was broken down as follows:

(millions of euros)		2013	2012
Interest expenses and other finance expenses:			
Interest expenses and other costs relating to bonds		1,443	1,514
Interest expenses to banks		217	236
Interest expenses to others		216	257
		1,876	**2,007**
Commissions		131	87
Exchange losses		535	389
Charges from fair value hedge derivatives		50	106
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		753	836
Charges from non-hedging derivatives		55	52
Miscellaneous finance expenses		327	200
	(a)	**3,727**	**3,677**
Negative fair value adjustments to:			
Fair value hedge derivatives		234	132
Underlying financial assets and liabilities of fair value hedge derivatives		35	26
Non-hedging derivatives		190	146
	(b)	**459**	**304**
Impairment losses on financial assets other than investments	**(c)**	**–**	**–**
Total	**(a+b+c)**	**4,186**	**3,981**
of which, included in the supplementary disclosure on financial instruments		*2,259*	*2,188*

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		2013	2012
Exchange gains		492	336
Exchange losses		(535)	(389)
Net exchange gains and losses		**(43)**	**(53)**
Income from fair value hedge derivatives		152	214
Charges from fair value hedge derivatives		(50)	(106)
Net result from fair value hedge derivatives	**(a)**	**102**	**108**
Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		643	741
Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(753)	(836)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	**(b)**	**(110)**	**(95)**
Income from non-hedging derivatives		23	18
Charges from non-hedging derivatives		(55)	(52)
Net result from non-hedging derivatives	**(c)**	**(32)**	**(34)**
Net result from derivatives	**(a+b+c)**	**(40)**	**(21)**
Positive fair value adjustments to fair value hedge derivatives		40	79
Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		(35)	(26)
Net fair value adjustments	**(d)**	**5**	**53**
Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		254	132
Negative fair value adjustments to fair value hedge derivatives		(234)	(132)
Net fair value adjustments	**(e)**	**20**	**–**
Net fair value adjustments to fair value hedge derivatives and underlyings	**(d+e)**	**25**	**53**
Positive fair value to non-hedging derivatives	**(f)**	**117**	177
Negative fair value adjustments to non-hedging derivatives	**(g)**	(190)	(146)
Net fair value adjustments to non-hedging derivatives	**(f+g)**	**(73)**	**31**

Note 36
Profit (loss) for the year

The loss for the year decreased by 1,039 million euros compared to 2012 and may be broken down as follows:

(millions of euros)	2013	2012
Profit (loss) for the year	**(238)**	**(1,277)**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	(721)	(1,519)
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(108)
Profit (loss) for the year attributable to owners of the Parent	**(674)**	**(1,627)**
Non-controlling interests:		
Profit (loss) from continuing operations	142	140
Profit (loss) from Discontinued operations/Non-current assets held for sale	294	210
Profit (loss) for the year attributable to Non-controlling interests	**436**	**350**

Note 37
Earnings per share

For the purposes of calculating diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for whom, at December 31, 2013, the market and non-market performance conditions were satisfied.

		2013	2012
Basic and diluted earnings per share			
Profit (loss) for the year attributable to owners of the Parent		(547)	(1,627)
Less: additional dividends for the savings shares (0.011 euros per share)		–	–
	(millions of euros)	(547)	(1,627)
Average number of ordinary and savings shares	(millions)	19,598	19,304
Basic and diluted earnings per share – Ordinary shares		(0.03)	(0.08)
Plus: additional dividends per savings share		–	–
Basic and diluted earnings per share – Savings shares	(euros)	(0.03)	(0.08)
Basic and diluted earnings per share from continuing operations			
Profit (loss) from continuing operations		(888)	(1,729)
Less: additional dividends for the savings shares		–	–
	(millions of euros)	(888)	(1,729)
Average number of ordinary and savings shares	(millions)	19,598	19,304
Basic and diluted earnings per share from continuing operations — Ordinary shares		(0.05)	(0.09)
Plus: additional dividends per savings share		–	–
Basic and diluted earnings per share from continuing operations — Savings shares	(euros)	(0.05)	(0.09)
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale			
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	341	102
Average number of ordinary and savings shares	(millions)	19,598	19,304
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Ordinary shares	(euros)	0.02	0.01
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Savings shares	(euros)	0.02	0.01

	2013	2012
Average number of ordinary shares (*)	13,571,392,501	13,277,621,082
Average number of savings shares	6,026,120,661	6,026,120,661
Total	**19,597,513,162**	**19,303,741,743**

(*) The number takes into account the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been satisfied and, for 2013, an estimate of the theoretical number of shares that could be issued upon conversion of the mandatory convertible bond (without considering any deferred interest portion). Also the "Profit (loss) for the year attributable to owners of the Parent" has been adjusted to reflect the impact, after tax, resulting from conversion of the mandatory convertible bond (+127 million euros).

Future potential changes in share capital

The table below reports future potential changes in share capital connected with the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." issued in November 2013 by Telecom Italia Finance S.A., with the authorizations to increase the share capital existing at December 31, 2013 and the options and rights granted under equity compensation plans still outstanding at December 31, 2013.

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)				
Resolution by the shareholders' meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
"Long Term Incentive Plan 2010-2015" (bonus capital increase)	201,243	111	-	-
"Long Term Incentive Plan 2011" (capital increase in cash for Selected Management)	n.a.	4,438	n.a.	n.a.
"Long Term Incentive Plan 2011" (bonus capital increase for Selected Management)	n.a.	4,438	-	-
"Long Term Incentive Plan 2011" (bonus capital increase for Top Management)	n.a.	2,559	-	-
"Long Term Incentive Plan 2012" (capital increase in cash for Selected Management)	n.a.	4,620	n.a.	n.a.
"Long Term Incentive Plan 2012" (bonus capital increase for Selected Management)	n.a.	4,620	-	-
"Long Term Incentive Plan 2012" (bonus capital increase for Top Management)	n.a.	2,995	-	-
Resolution by the shareholders' meeting held on April 17, 2013	72,000,000	39,600	n.a.	n.a.
Total additional capital increases not yet approved (ordinary shares)		**943,381**		
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)				
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	238,875	n.a.	n.a.
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		**1,538,875**		
Total		**2,482,256**		

(*) Amounts stated for capital increases connected with incentive plans and the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." are the "total estimated value" inclusive of any premiums.

Further details are provided in the Notes "Financial liabilities (non-current and current)" and "Equity compensation plans".

Note 38
Segment reporting

a) Reporting by operating segment

Following the inclusion of Sofora – Telecom Argentina group under Discontinued operations/Non-current assets held for sale, the Argentina Business Unit is no longer shown. To ensure uniformity, the segment reporting for the periods under comparison has been duly restated.

Segment reporting is based on the following operating segments:
Domestic
Brazil
Media
Olivetti
Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and Eliminations		Consolidated Total	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Third-party revenues	16,128	17,816	6,937	7,454	123	218	219	230	–	41	–	–	23,407	25,759
Intragroup revenues	47	68	8	23	1	4	46	50	–	21	(102)	(166)	–	–
Revenues by operating segment	**16,175**	**17,884**	**6,945**	**7,477**	**124**	**222**	**265**	**280**	**–**	**62**	**(102)**	**(166)**	**23,407**	**25,759**
Other income	259	254	21	14	4	5	41	18	1	5	(2)	(11)	324	285
Total operating revenues and other income	**16,434**	**18,138**	**6,966**	**7,491**	**128**	**227**	**306**	**298**	**1**	**67**	**(104)**	**(177)**	**23,731**	**26,044**
Acquisition of goods and services	(5,849)	(6,409)	(4,263)	(4,508)	(95)	(197)	(254)	(274)	(9)	(56)	93	155	(10,377)	(11,289)
Employee benefits expenses	(2,672)	(2,834)	(349)	(344)	(26)	(67)	(39)	(66)	(2)	(22)	1	–	(3,087)	(3,333)
of which: accruals to employee severance indemnities	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other operating expenses	(662)	(699)	(632)	(719)	(11)	(8)	(8)	(22)	(5)	(26)	–	–	(1,318)	(1,474)
of which: write-downs and expenses in connection with credit management and provision charges	(299)	(462)	(165)	(191)	(8)	(5)	(8)	(20)	–	(21)	–	1	(480)	(698)
Change in inventories	46	(9)	10	(2)	2	–	(9)	7	–	–	(1)	–	48	(4)
Internally generated assets	449	489	80	78	–	–	–	–	–	–	14	14	543	581
EBITDA	**7,746**	**8,676**	**1,812**	**1,996**	**(2)**	**(45)**	**(4)**	**(57)**	**(15)**	**(37)**	**3**	**(8)**	**9,540**	**10,525**
Depreciation and amortization	(3,564)	(3,583)	(954)	(1,028)	(33)	(63)	(5)	(5)	–	(14)	3	4	(4,553)	(4,689)
Gains (losses) on disposals of non-current assets	(2)	3	–	(2)	(97)	2	1	–	16	49	–	–	(82)	52
Impairment reversals (losses) on non-current assets	(2,187)	(4,018)	–	–	–	(157)	–	(3)	–	(1)	–	–	(2,187)	(4,179)
EBIT	**1,993**	**1,078**	**858**	**966**	**(132)**	**(263)**	**(8)**	**(65)**	**1**	**(3)**	**6**	**(4)**	**2,718**	**1,709**
Share of profits (losses) of associates and Joint Ventures accounted for using the equity method	–	(6)	–	–	–	–	–	–	–	–	–	–	–	(6)
Other income (expenses) from investments													(3)	2
Finance income													2,003	1,983
Finance expenses													(4,186)	(3,981)
Profit (loss) before tax from continuing operations													**532**	**(293)**
Income tax expense													(1,111)	(1,086)
Profit (loss) from continuing operations													**(579)**	**(1,379)**
Profit (loss) from Discontinued operations/Non-current assets held for sale													341	102
Profit (loss) for the year													**(238)**	**(1,277)**
Attributable to:														
Owners of the Parent													**(674)**	**(1,627)**
Non-controlling interests													436	350

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and Eliminations		Consolidated Total	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Revenues from equipment sales - third party	761	782	1,122	934	–	–	218	226	–	–	–	–	2,101	1,942
Revenues from equipment sales - intragroup	–	–	1	–	–	–	36	44	–	–	(37)	(44)	–	–
Total revenues from equipment sales	**761**	**782**	**1,123**	**934**	**–**	**–**	**254**	**270**	**–**	**–**	**(37)**	**(44)**	**2,101**	**1,942**
Revenues from services - third party	15,384	17,020	5,815	6,520	123	218	1	4	–	41	–	–	21,323	23,803
Revenues from services - intragroup	47	68	7	23	1	4	10	6	–	21	(65)	(122)	–	–
Total revenues from services	**15,431**	**17,088**	**5,822**	**6,543**	**124**	**222**	**11**	**10**	**–**	**62**	**(65)**	**(122)**	**21,323**	**23,803**
Revenues on construction contracts - third party	(17)	14	-	-	-	-	-	-	-	-	–	–	(17)	14
Revenues on construction contracts-intragroup	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues on construction contracts	**(17)**	**14**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(17)**	**14**
Total third-party revenues	16,128	17,816	6,937	7,454	123	218	219	230	–	41	–	–	23,407	25,759
Total intragroup revenues	47	68	8	23	1	4	46	50	–	21	(102)	(166)	–	–
Total revenues by operating segment	**16,175**	**17,884**	**6,945**	**7,477**	**124**	**222**	**265**	**280**	**–**	**62**	**(102)**	**(166)**	**23,407**	**25,759**

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and Eliminations		Consolidated Total	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Purchase of intangible assets	1,296	1,216	583	592	13	36	3	1	–	6	–	–	1,895	1,851
Purchase of tangible assets	1,731	1,856	766	908	7	21	1	2	–	1	–	–	2,505	2,788
Total capital expenditures	**3,027**	**3,072**	**1,349**	**1,500**	**20**	**57**	**4**	**3**	**–**	**7**	**–**	**–**	**4,400**	**4,639**

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Olivetti		Other Operations		Consolidated Total	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Headcount (*)	52,695	53,224	12,140	11,622	84	735	682	778	22	22	65,623	66,381

(*) The number of personnel at year-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and Eliminations		Consolidated Total	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Non-current operating assets	44,868	47,487	5,971	6,653	207	241	21	22	7	9	(36)	(36)	51,038	54,376
Current operating assets	3,900	4,545	1,681	2,026	17	128	203	222	12	63	(59)	(73)	5,754	6,911
Total operating assets	48,768	52,032	7,652	8,679	224	369	224	244	19	72	(95)	(109)	56,792	61,287
Investments accounted for using the equity method	64	64	–	–	–	–	–	–	–	–	1	1	65	65
Discontinued operations/Non-current assets held for sale													3,528	4,094
Unallocated assets													9,835	12,150
Total Assets													**70,220**	**77,596**
Total operating liabilities	8,397	9,238	2,423	2,693	36	166	169	217	23	35	(82)	(108)	10,966	12,241
Liabilities directly associated with Discontinued operations/Non-current assets held for sale													1,561	1,668
Unallocated liabilities													37,507	40,675
Equity													20,186	23,012
Total Equity and Liabilities													**70,220**	**77,596**

b) Reporting by geographical area

(millions of euros)	Revenues				Non-current operating assets	
	Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations	
	2013	2012	2013	2012	12/31/2013	12/31/2012
Italy (a)	16,152	17,968	15,162	16,774	44,670	47,328
Outside Italy (b)	7,255	7,791	8,245	8,985	6,368	7,048
Total (a+b)	**23,407**	**25,759**	**23,407**	**25,759**	**51,038**	**54,376**

c) Information about major customers

None of the Telecom Italia Group's customers exceeds 10% of consolidated revenues.

Note 39
Related party transactions

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.
Related party transactions, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.
On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, the investment was classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the separate consolidated income statements for the years 2013 and 2012 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2013

(millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)								(b)	(b/a)
Revenues	23,407	9	2	904			915	(209)	706	3.0
Other income	324			24			24		24	7.4
Acquisition of goods and services	10,377	8	29	606			643	(133)	510	4.9
Employee benefits expenses	3,087			13	81	22	116	(9)	107	3.5
Other operating expenses	1,318			1			1		1	0.1
Finance income	2,003			63			63		63	3.1
Finance expenses	4,186	18		82			100		100	2.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	341		(9)	76			67			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2012

(millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)								(b)	(b/a)
Revenues	25,759	36	2	987			1,025	(195)	830	3.2
Other income	285			3			3		3	1.1
Acquisition of goods and services	11,289	12	33	700			745	(149)	596	5.3
Employee benefits expenses	3,333			4	82	18	104		104	3.1
Finance income	1,983			45			45		45	2.3
Finance expenses	3,981	19		64			83		83	2.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	102		(13)	59			46			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of financial position at December 31, 2013 and at December 31, 2012 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2013

(millions of euros)	Total	Related Parties					Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties			
	(a)							(b)	(b/a)
Net financial debt									
Non-current financial assets	(1,256)		(6)	(116)		(122)		(122)	9.7
Securities other than investments (current assets)	(1,348)			(39)		(39)		(39)	2.9
Financial receivables and other current financial assets	(283)			(11)		(11)		(11)	3.9
Cash and cash equivalents	(5,744)			(48)		(48)		(48)	0.8
Current financial assets	(7,375)			(98)		(98)		(98)	1.3
Discontinued operations/Non-current assets held for sale of a financial nature	(657)								
Non-current financial liabilities	31,084	56		150		206		206	0.7
oCurrent financial liabilities	6,119	70		316		386		386	6.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	27								
Total net financial debt	27,942	126	(6)	252		372		372	1.3
Other statement of financial position line items									
Trade and miscellaneous receivables and other current assets	5,389	4	2	238		244	(27)	217	4.0
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,871			27		27			
Miscellaneous payables and other non-current liabilities	779			2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	8,649	8	53	214	24	299	(48)	251	2.9
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,534		20	28		48			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2012

(millions of euros)	Total	Related Parties							% of financial statement item
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	
	(a)							(b)	(b/a)
Net financial debt									
Non-current financial assets	(2,496)			(265)		(265)		(265)	10.6
Securities other than investments (current assets)	(754)								
Financial receivables and other current financial assets	(502)	(2)		(10)		(12)		(12)	2.4
Cash and cash equivalents	(7,436)			(279)		(279)		(279)	3.8
Current financial assets	(8,692)	(2)		(289)		(291)		(291)	3.3
Non-current financial liabilities	34,091	109		367		476		476	1.4
Current financial liabilities	6,150	103		75		178		178	2.9
Total net financial debt	29,053	210		(112)		98		98	0.3
Other statement of financial position line items									
Trade and miscellaneous receivables and other current assets	7,006	11	5	219		235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053			2		2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the years 2013 and 2012 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2013

(millions of euros)	Total	Related Parties							
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	4,400	2	145	17		164		164	3.7
Dividends paid	537			62		62		62	11.5

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2012

(millions of euros)	Total	Related Parties							
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	4,639	2	124	1		127		127	2.7
Dividends paid	964			139		139		139	14.4

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Revenues			
NordCom S.p.A.	2	3	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services.
Teleleasing S.p.A. (in liquidation)	5	31	Sale of equipment.
TM News S.p.A.	1	1	Fixed and mobile telephony services, property leases and administrative outsourcing.
Other minor companies	1	1	
Total revenues	**9**	**36**	
Acquisition of goods and services			
Movenda S.p.A.	2	3	Supply of SIM cards and related adapters, software development and advanced maintenance.
NordCom S.p.A.	2	3	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers.
Teleleasing S.p.A. (in liquidation)	2	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM News S.p.A.	2	4	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APICOM News data flow).
Total acquisition of goods and services	**8**	**12**	
Finance expenses			
Aree Urbane S.r.l. (in liquidation)	6		Write-down of financial receivable and provision for guarantees given.
Teleleasing S.p.A. (in liquidation)	12	19	Interest expenses for finance leases of equipment and finance leases.
Total finance expenses	**18**	**19**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	TYPE OF CONTRACT
Net financial debt carrying amount			
Financial receivables and other current financial assets		2	Shareholder loan to Aree Urbane S.r.l. (in liquidation).
Non-current financial liabilities	56	109	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Current financial liabilities	70	103	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
NordCom S.p.A.		1	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services.
Teleleasing S.p.A. (in liquidation)	2	8	Sale of equipment.
TM News S.p.A.	1	1	Property leases and telecommunications services.
Other minor companies	1	1	
Total trade and miscellaneous receivables and other current assets	**4**	**11**	
Trade and miscellaneous payables and other current liabilities			
Movenda S.p.A.	2	3	Supply of SIM cards and related adapters, software development and advanced maintenance.
NordCom S.p.A.	1	2	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers.
Teleleasing S.p.A. (in liquidation)	3	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM News S.p.A.	1	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APICOM News data flow).
Other minor companies	1	1	
Total trade and miscellaneous payables and other current liabilities	**8**	**10**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	**2**	2	IT services Movenda S.p.A..

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Revenues	2	2	Provision of equipment rental, fixed and mobile telephone and outsourced communication services to the Italtel group.
Acquisition of goods and services	29	33	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	TYPE OF CONTRACT
Net financial debt			
Non-current financial assets	6		Interest bearing loan with the Italtel group.
Trade and miscellaneous receivables and other current assets	2	5	Supply of products and services, sale of products and convertible loan to the Italtel group. The convertible loan in place at December 31, 2012, and relating to Italtel S.p.A., was converted in the first half of 2013 into equity instruments in the company.
Trade and miscellaneous payables and other current liabilities	53	39	Supply relationships linked to Capex and Opex for the Italtel group.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	145	124	Purchases of TLC equipment from Italtel group.

Transactions with other related parties (both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance)

The "Procedure for carrying out transactions with related parties" – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders' agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

On December 13, 2013 the Board Director Cèsar Alierta Izuel, through whom Telecom Italia was a related party of the companies of the China Unicom group, tendered his resignation. As a result the aforementioned companies are no longer considered related parties. The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Revenues			
Generali group	84	70	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings.
Intesa Sanpaolo group	68	66	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	7	5	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
Telefónica group	745	844	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software.
Other minor companies		2	
Total revenues	**904**	**987**	
Other income			
Generali group	23	3	Damage compensation.
Other	1		Other income from the Intesa SanPaolo group and Telefónica.
Total other income	**24**	**3**	
Acquisition of goods and services			
A1 International Investment group		1	TV content rights.
China Unicom group		2	International telecommunications and roaming services.
Generali group	37	36	Insurance premiums and property leases.
Intesa Sanpaolo group	11	18	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	2	1	Credit recovery activities and professional services.
Telefónica group	556	642	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Total acquisition of goods and services	**606**	**700**	
Employee benefits expenses	**13**	**4**	Non-obligatory employee insurance taken out with the Generali group.
Other operating expenses	**1**		Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group.
Finance income			
Intesa Sanpaolo group	50	33	Bank accounts, deposits and hedging derivatives.
Mediobanca group	13	12	Bank accounts, deposits and hedging derivatives.
Total finance income	**63**	**45**	
Finance expenses			
Intesa Sanpaolo group	69	51	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	13	13	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Total finance expenses	**82**	**64**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	TYPE OF CONTRACT
Net financial debt			
Non-current financial assets			
Intesa Sanpaolo group	101	241	Hedging derivatives.
Mediobanca group	15	24	Hedging derivatives.
Total non-current financial assets	**116**	**265**	
Securities other than investments (current assets)			
Generali group	4		Bonds.
Intesa Sanpaolo group	12		Bonds.
Mediobanca group	14		Bonds.
Telefónica group	9		Bonds.
Total securities other than investments (current assets)	**39**		
Financial receivables and other current financial assets			
Intesa Sanpaolo group	10	9	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Total financial receivables and other current financial assets	**11**	**10**	
Cash and cash equivalents	**48**	**279**	Bank accounts and deposits with Intesa Sanpaolo group.
Non-current financial liabilities			
Intesa Sanpaolo group	136	280	Revolving Credit Facility, hedging derivatives and loans.
Mediobanca group	14	87	Revolving Credit Facility and hedging derivatives.
Total non-current financial liabilities	**150**	**367**	
Current financial liabilities			
Intesa Sanpaolo group	253	73	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	63	2	Hedging derivatives.
Total current financial liabilities	**316**	**75**	

(millions of euros)	12/31/2013	12/31/2012	TYPE OF CONTRACT
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Generali group	24	16	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings.
Intesa Sanpaolo group	112	104	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	2		Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
Telefónica group	100	96	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software.
Other minor companies		3	
Total trade and miscellaneous receivables and other current assets	**238**	**219**	
Miscellaneous payables and other non-current liabilities	**2**	**2**	Deferred income relating to the supply of "IRU" transmission capacity to the Telefónica group.
Trade and miscellaneous payables and other current liabilities			
A1 International Investment group		1	Purchase of TV content rights.
Generali group	5		Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
Intesa Sanpaolo group	135	177	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	1	Credit recovery activities and professional services.
Telefónica group	73	73	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Other minor companies		1	
Total trade and miscellaneous payables and other current liabilities	**214**	**253**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis			
A1 International Investment group		1	Capitalization of costs associated with unbundling in Germany.
Telefónica group	17		Acquisition of transmission capacity.
Purchase of intangible and tangible assets on an accrual basis	**17**	**1**	
Dividends paid			
Telco	60	129	
Other minor companies	2	10	
Total dividends paid	**62**	**139**	

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	11	12	
Telemaco	67	65	
Other pension funds	3	5	
Total employee benefits expenses	**81**	**82**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4	
Telemaco	20	21	
Total trade and miscellaneous payables and other current liabilities	**24**	**25**	

Remuneration to key managers

In 2013, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 22.4 million euros (18 million euros in 2012), broken down as follows:

(millions of euros)	2013	2012
Short-term remuneration	11.6 [1]	14.0 [4]
Long-term remuneration	(0.1) [2]	1.9 [5]
Employment termination benefit incentives	10.8	1.0 [6]
Share-based payments (*)	0.1 [3]	1.1 [7]
	22.4	**18.0**

(*) These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (LTI 2011/2012).

(1) of which 1.8 million euros recorded by the Latin American subsidiaries.

(2) of which 0.16 million euros recorded by the Latin American subsidiaries.

(3) of which 0.16 million euros recorded by the Latin American subsidiaries.

(4) of which 1.4 million euros recorded by the Latin American subsidiaries.

(5) of which 0.6 million euros recorded by the Latin American subsidiaries.

(6) of which -0.5 million euros recorded by the Latin American subsidiaries.

(7) of which 0.3 million euros recorded by the Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.
Long-term remuneration is paid when the related right becomes vested.

In 2013, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 803,000 euros (580,000 euros in the 2012).

In 2013, "Key managers", i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, were the following:

Directors:

Franco Bernabè	[1]	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	[2]	Domestic Managing Director and Chief Executive Officer of Telecom Italia S.p.A.

Managers:

Andrea Mangoni	[3]	South America General Manager
Rodrigo Modesto de Abreu	[4]	Diretor Presidente Tim Participações
Simone Battiferri		Head of Business
Franco Bertone	[5]	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia		Head of Public & Regulatory Affairs
Antonino Cusimano		Head of Corporate Legal Affairs
Stefano De Angelis	[6]	Dirección General Ejecutiva (CEO) Telecom Argentina
Mario Di Loreto	[7]	Head of People Value
Antonio Migliardi	[8]	Head of Human Resources and Organization
Giuseppe Roberto Opilio		Head of Technology
Piergiorgio Peluso		Head of Administration, Finance and Control
Luca Rossetto		Head of Consumer
Alessandro Talotta		Head of National Wholesale Services
Paolo Vantellini		Business Support Officer

(1) to October 3, 2013
(2) from October 3, 2013
(3) to April 30, 2013
(4) from March 4, 2013
(5) to February 26, 2013
(6) from February 27, 2013
(7) from September 1, 2013
(8) to August 31, 2013

Note 40
Equity compensation plans

The equity compensation plans in force at December 31, 2013 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2013; for further details on the plans already in place at December 31, 2012, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock option plans

- **Top 2008 Stock Option Plan of Telecom Italia S.p.A.**

  This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share.

  75% of the options granted (equal to 8,550,000 options) is not subject to performance targets and is still valid, while the remaining 25% (equal to 2,850,000 options) was forfeited in 2010 because the performance targets were not reached. During 2013, no options were exercised, and the situation remained unchanged compared to December 31, 2012 and December 31, 2011.

  Unexercised options expire at the end of the plan on April 15, 2014.

- **Tim Participações S.A. Stock Option Plan**

  ### 2011 Plan

  A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders' meeting of Tim Participações S.A. on August 5, 2011. Exercise of the options is subject to achieving two performance objectives simultaneously: the increase in value of the company's ordinary shares and the performance of the prices of the company's shares against a reference index, defined by the directors of Tim Participações S.A. and composed principally of the share price of other companies in the telecommunications, information technology and media sectors.

  The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

  In relation to the options assigned in 2011, a third of these options could be exercised at the end of July 2012, another third after the first half of 2013 and the remaining third after the first half of 2014. Performance targets refer to the three years 2011-2013, measured in July of each year.

  On the grant date of August 5, 2011, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period of 30 days before July 20, 2011 (the date when the board of directors approved the plan).

  On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

  At December 31, 2013, a total of 1,024,589 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

  ### 2012 Plan

  On September 5, 2012, the shareholders' meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries. In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinate to the simultaneous achievement of two performance targets:

- absolute performance: increase in the value of Tim shares;
- relative performance: performance of Tim shares against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and in the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2012, a third of these options could be exercised at the end of September 2013, another third will be exercisable from September 2014 and the remaining third after September 2015. Performance targets refer to the three years 2012-2014, measured in August of each year.

On the grant date of September 5, 2012, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period July 1 to August 31, 2012.

On September 5, 2012, the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2013 a total of 525,029 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

2013 Plan

On July 21, 2013, the shareholders' meeting of Tim Participações S.A. approved the third granting of stock options for managers in key positions in the company and its subsidiaries. In continuation of the structure of the plans launched in 2011 and 2012, the exercise of the options is subject to the simultaneous achievement of the objectives of increase in the value of Tim shares and their performance against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2013, a third of these options will be exercisable at the end of July 2014, another third from July 2015 and the remaining third after July 2016. Performance targets refer to the three years 2013-2015, measured in July of each year.

On the grant date of July 30, 2013, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period of 30 days prior to July 20, 2013.

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares. As of December 31, 2013, there were no options that could have already been exercised.

Description of other Telecom Italia S.p.A. equity compensation plans

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under "Employee benefits expenses" over the period between the grant date and the vesting period with a contra-entry to the equity reserve "Other equity instruments". For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to "Employee benefits expenses"; at the end of each year this liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2013.

- **Long Term Incentive Plan 2010-2015 (LTI 2010-2015 Plan)**
  The Plan awards a cash bonus based on three-year performance measured against pre-set targets to a selected number of Group management. The incentive period ended on December 31, 2012 and, consequently, on March 7, 2013 the board of directors verified the vesting of the right to the bonus for the 117 beneficiaries of the Plan. The total amount vested was 691,853 euros, with the option to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. At the end of the rights issue a total of 204,151 shares were issued with an equal maximum number of matching shares, to be granted as bonus shares in 2015, if the beneficiary retains ownership of said shares during the two year period and maintains the employment relationship with Group companies.
  At December 31, 2013 the maximum number of matching shares issuable was 201,243 shares.

- **Long Term Incentive Plan 2011 (LTI Plan 2011)**
  On March 6, 2014 the Board of Directors of Telecom Italia S.p.A. determined that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2011 were forfeited in full.
  A decription of this Plan and its situation at December 31, 2013 is provided below.

  The plan, approved by the shareholders' meeting on April 12, 2011, covered Executive Management, Top Management and Selected Management.
  The plan called for granting:
  – to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus matching shares when specific conditions are met two years after subscription;
  – to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;
  – to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.
  On July 7, 2011, the board of directors approved the start of the Plan, which, in addition to the Executive Chairman and the Chief Executive Officer, covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:
  – for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,894,650 euros; for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,256,200 euros;
  – for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.
  – at December 31, 2013, in addition to the Chief Executive Officer, the Plan covered 14 Top Managers and 121 Managers.

- **Long Term Incentive Plan 2012 (LTI Plan 2012)**
  The shareholders' meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.
  The objective of the plan is to reinforce the connection between management's compensation and, on one hand, company performance defined in the industrial plan 2012-2014, measured by the cumulative Free Cash Flow (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers measured by the Total Shareholder Return (so-called relative performance: 65% weighted).
  The plan calls for granting:
  – to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

– to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

On June 28, 2012, the board of directors approved the start of the Plan. At the start of the Plan, it covered 19 Top Managers and 127 Managers. The estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

– for Selected Management a total bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,790,925 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

– for Top Management a total bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,580,500 euros.

At December 31, 2013 the Plan covered 17 Top Managers and 124 Managers. At the same date, the estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

– for Selected Management a total maximum bonus of 9,240,000 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of 4,620,000 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

– for Top Management, a total maximum bonus of 5,990,700 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 2,995,350 euros.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the "Top 2008 Plan" was calculated using the "Monte Carlo method" according to the calculation parameters reported in the following table.
For the LTI Plans (2010-2015, 2011 and 2012), the following was measured:

- the debt component, determined as follows:
    – the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;
    – the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;
- the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value – Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euro)	Volatility	Period	Expected dividends (euro)	Risk-free interest rate
		(1)	(2)		(3)	(4)
Top 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at 6 years
LTI Plan 2010-2015 equity component	-	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years
LTI Plan 2011 equity component (Executive Management)	-	0.8044	n.a.	3 years	0.05	2.095% at 3 years
LTI Plan 2011 equity component (Top Management and Selected Management)	-	0.7298	n.a.	5 years	0.07	2.591% at 5 years
LTI Plan 2012 equity component (Top Management and Selected Management)	-	0.7745	n.a.	5 years	0.043	1.25% at 5 years

(1) In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.
(2) In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.
(3) For the TOP 2008 Plans, dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI 2010 – 2015, LTI 2011 and LTI 2012 Plans the dividends were estimated on the basis of Bloomberg data.
(4) The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option. Solely for the LTI 2012 plan, the rate is a zero coupon at 5 years (the curve is assumed to be the best indicator of the risk-free rate).

Parameters used to determine fair value – Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Current price/ Spot (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	8.31	51.73%	6 years	_	11.94% per year
Stock option plan 2012	8.96	8.96	50.46%	6 years	_	8.89% per year
Stock option plan 2013	8.13	8.13	48.45%	6 years	_	10.39% per year

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under "Employee benefits expenses" over the period between the grant date and the vesting period with a contra-entry to the equity reserve "Other equity instruments". The part of the plans which calls for the payment of compensation in cash is recorded in liabilities as the contra-entry of "Employee benefits expenses"; at the end of each year this liability is measured at fair value.
Equity compensation plans which call for payment in equity instruments do not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2013.

Note 41
Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006.

The impact of non-recurring events and transactions at December 31, 2013 was as follows:

(millions of euros)		Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)
Amount – financial statements	**(a)**	**20,186**	**(238)**	**27,942**	**(575)**
Other income		4	4	–	–
Sundry expenses		(86)	(86)	–	–
Restructuring expenses – Employee benefits expenses		(14)	(14)	138	(138)
Other restructuring expenses		–	–	4	(4)
Gains on disposals of non-current assets		4	4	(90)	90
Losses on disposals of non-current assets		(101)	(101)	112	(111)
Impairment loss on Core Domestic goodwill		(2,187)	(2,187)	–	–
Interest expenses and other finance expenses in disputes		–	–	29	(29)
Total impact (excluding Discontinued operations)	**(b)**	**(2,380)**	**(2,380)**	**193**	**(192)**
Income/(Expenses) relating to Discontinued operations		(22)	(22)	4	(4)
Income/(Expenses) relating to Discontinued operations	**(c)**	**(22)**	**(22)**	**4**	**(4)**
Figurative amount – financial statements	**(a–b–c)**	**22,588**	**2,164**	**27,745**	**(379)**

(*) Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the year.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2013	2012
Operating revenues and other income:		
Other income	6	–
Acquisition of goods and services, other operating expenses, change in inventories:		
Restructuring expenses	–	(14)
Sundry expenses	(86)	(32)
Employee benefits expenses:		
Restructuring expenses	(19)	(10)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**(99)**	**(56)**
Gains (losses) on non-current assets:		
Gains on disposals of non-current assets	4	72
Losses on disposals of non-current assets	(101)	–
Impairment reversals (losses) on non-current assets:		
Impairment loss on Core Domestic goodwill	(2,187)	(4,016)
Impairment loss on Media goodwill	–	(105)
Impairment loss on other non-current tangible and intangible assets (Media)	–	(52)
Impairment loss on non-current tangible fixed assets for restructuring	–	(3)
Impact on EBIT – Operating profit (loss)	**(2,383)**	**(4,160)**
Other income (expenses) from investments:		
Net losses on disposal of other investments	–	(2)
Finance expenses:		
Interest expenses and other finance expenses in disputes	–	(47)
Impact on profit (loss) before tax from continuing operations	**(2,383)**	**(4,209)**
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)	–	319
Effect on income taxes on non-recurring items	3	11
Discontinued operations - Impairment Losses and other intangible assets Sofora - Telecom Argentina group	–	(234)
Other Income/(Expenses) relating to Discontinued operations	(22)	2
Impact on profit (loss) for the year	**(2,402)**	**(4,111)**

Note 42
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2013 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 43
Other information

a) Exchange rates used to translate the financial statements of foreign operations [(*)]

(local currency against 1 euro)		Year-end exchange rates (statements of financial position)		Average exchange rates for the year (income statements and statements of cash flows)	
		12/31/2013	12/31/2012	2013	2012
Europe					
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	27.42700	25.15100	25.98584	25.14441
HUF	Hungarian forint	297.04000	292.30000	296.94046	289.29839
CHF	Swiss franc	1.22760	1.20720	1.23083	1.20525
TRY	Turkish lira	2.96050	2.35510	2.53316	2.31432
GBP	Pound sterling	0.83370	0.81610	0.84907	0.81103
RON	Romanian leu	4.47100	4.44450	4.41917	4.45814
North America					
USD	U.S. dollar	1.37910	1.31940	1.32792	1.28538
Latin America					
VEF	Venezuelan bolivar	8.67744	5.66636	7.99942	5.21554
BOB	Bolivian boliviano	9.52958	9.18302	9.21071	8.96600
PEN	Peruvian nuevo sol	3.85865	3.36777	3.59026	3.39104
ARS	Argentine peso	8.98914	6.48641	7.27875	5.84408
CLP	Chilean peso	724.76900	631.72900	658.22602	625.01857
COP	Colombian peso	2,664.42000	2,331.23000	2,482.57593	2,310.07238
MXN	Mexican peso	18.07310	17.18450	16.95900	16.90575
BRL	Brazilian real	3.23068	2.69619	2.86830	2.50953
PYG	Paraguayan guarani	6,323.17000	5,573.15000	5,712.77427	5,676.67356
UYU	Uruguayan peso	29.54580	25.59770	27.21395	26.02323
Other countries					
ILS	Israeli shekel	4.78800	4.92580	4.79372	4.95266

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2013	2012
Research and development costs expensed during the year	41	40
Development costs capitalized	936	562
Total research and development costs (expensed and capitalized)	**977**	**602**

The sharp increase for 2013 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.

Moreover, in the separate consolidated income statement for the year 2013, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 764 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations (Sustainability Section).

c) Operating leases

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2013 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2013	12/31/2012
Within 1 year	71	104
From 2 to 5 years	152	159
Beyond 5 years	11	14
Total	**234**	**277**

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2013 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2013	12/31/2012
Within 1 year	239	247
From 2 to 5 years	432	481
Beyond 5 years	98	137
Total	**769**	**865**

d) Directors' and statutory auditors' remuneration

The total compensation due for the year 2013 to the directors and statutory auditors of Telecom Italia S.p.A. for carrying out such functions in the Parent and in other consolidated companies amounts to 9 million euros for the directors and to 0.5 million euros for the statutory auditors. In reference to the compensation to which the directors are entitled, it should be noted that the amount is calculated by considering only compensation for corporate offices (in primis those under ex art. 2389, paragraphs 1 and 3 of the Italian Civil Code) thus excluding the amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company's headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

e) Summary schedule of fees due to the audit firm and other firms in its network

The following table reports the fees due to PricewaterhouseCoopers S.p.A. ("PwC") and to the other firms in the PwC network for the audit of the 2013 financial statements and the fees referring to the year 2013 for other audit and review services, for tax consulting services and for other services besides audit rendered to the companies of the Telecom Italia Group (including the companies of the Sofora - Telecom Argentina group) by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2013 for such services are also included herein.

(euros)	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network			
	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Total PwC Network
Audit services	3,528,593	1,280,078	4,808,671	91,796	3,652,688	3,744,484	8,553,155
Verification services with issue of certification	888,650	22,652	911,302	-	113,302	113,302	1,024,604
Tax consulting services	-	-	-	-	108,674	108,674	108,674
Other services:							
agreed procedures on regulatory accounting areas	55,000	-	55,000	-	-	-	55,000
Total 2013 fees due for audit and other services to the PwC network	**4,472,243**	**1,302,730**	**5,774,973**	**91,796**	**3,874,664**	**3,966,460**	**9,741,433**
Out-of-pocket							428,213
Total							**10,169,646**

Note 44
Events subsequent to December 31, 2013

Bond Issue

On January 23, 2014 Telecom Italia issued a bond for the amount of 1,000 million euros, with an annual coupon rate of 4.5% and maturity on January 25, 2021. The bond issued at a price of 99.447% has a yield of 4.594%.

Early repayment of "Hybrid" Bond for 750 million euros

On January 29, 2014 Telecom Italia announced its decision to repay in advance all the subordinated "hybrid" bonds in circulation called €750,000,000 Capital Securities due 2073 (the "Capital Securities"), issued on March 13, 2013 as per the statement released.
Telecom Italia has in fact decided to exercise the option of early repayment linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on Capital Securities.
The bonds were repaid on March 3, 2014 (the "Early Repayment Date") and the relative early repayment price was 101% of the nominal value plus the interest due up until the early repayment date (excluded).

Exit of the Autonomous Province of Trento from the Trentino NGN project

In February 2014, the Autonomous Province of Trento officially announced its exit from the capital of Trentino NGN, the public-private company formed in 2011 to create a fiber optic network in the territory of Trentino, in which Telecom Italia held a shareholding of 41.07%.
The decision was made considering the extended period of waiting and inactivity following the investigation of the European Commission started in July 2012.
The Autonomous Province of Trento's exit from the capital was announced to the European Commission and, therefore, the reasons that determined the start of proceedings no longer exist.
On the basis of the agreements between the parties, on February 28, 2014 Telecom Italia acquired the shareholding held by the Autonomous Province of Trento (52.2%) and a part (4.2%) of the shareholding held by one of the minority shareholders (La Finanziaria Trentina S.p.A.), for a total outlay of around 17 million euros. As a result, Telecom Italia now has control of the company.

Buyback of Telecom Italia S.p.A. Bonds

On March 7, 2014 Telecom Italia S.p.A. made a buyback offer on four of its bond issues, maturing between May 2014 and March 2016, for a total nominal amount of 500 million euros, which could be amended at Telecom Italia's discretion.
On March 18, Telecom Italia S.p.A. successfully concluded the offer, buying back a total nominal amount of 599 million euros. The bonds bought back were derecognized on the buyback date (March 18, 2014).

Details of the bond issues bought back are provided below:

Name of the Bond	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price	Outstanding nominal amount remaining (euros)
Telecom Italia S.p.A. 750 million euros, due May 2014, coupon rate 4.75%	556,800,000	56,150,000	100.700%	500,650,000
Telecom Italia S.p.A. 750 million euros, due June 2015, coupon rate 4.625%	750,000,000	172,299,000	104.370%	577,701,000
Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon rate 5.125%	1,000,000,000	228,450,000	106.587%	771,550,000
Telecom Italia S.p.A. 850 million euros, due March 2016, coupon rate 8.25%	850,000,000	142,020,000	112.913%	707,980,000

The buyback of the bonds forms part of the optimization of the Company's financial management and is aimed at actively managing maturities and optimizing the financial terms of the early refinancing of those maturities.

Note 45
List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.
The list is divided by type of investment, consolidation method and operating segment.
The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders' meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	of voting rights	Held by
PARENT COMPANY						
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,693,740,302			
SUBSIDIARIES CONSOLIDATED LINE-BY-LINE						
DOMESTIC BU						
4G RETAIL S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	2,402,241	100.0000		TLC COMMERCIAL SERVICES S.r.l.
ADVANCED CARING CENTER S.r.l. (telemarketing's activities and development, market research and surveys)	ROME (ITALY)	EUR	2,540,100	100.0000		TELECONTACT CENTER S.p.A.
FLAGSHIP STORE BOLOGNA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLOGNA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE BOLZANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLZANO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE CATANIA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	CATANIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE FIRENZE 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	FLORENCE (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MODENA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MODENA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE SANREMO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	SANREMO, IMPERIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TARANTO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TARANTO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TORINO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VERONA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VERONA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VICENZA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VICENZA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
H.R. SERVICES S.r.l. (personnel training and services)	L'AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
I.T. TELECOM S.r.l. (other service activities connected with NCA information technology)	POMEZIA, ROME (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
LAN MED NAUTILUS Ltd (telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 / 5.0000		LAN MED NAUTILUS Ltd / TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS BOLIVIA SrL (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 / 0.0001		TELECOM ITALIA SPARKLE S.p.A. / LATIN AMERICAN NAUTILUS USA Inc.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda
(managed bandwidth services)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(CHILE)					
LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA'	COP	240,225,000	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(COLOMBIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PANAMA)					
LATIN AMERICAN NAUTILUS PERU' S.A.	LIMA	PEN	16,109,788	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PERU')					
LATIN AMERICAN NAUTILUS PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PUERTO RICO)					
LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(UNITED STATES)					
LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(UNITED STATES)					
LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(VENEZUELA)					
MED 1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED 1 SUBMARINE CABLES Ltd
(investment holding company)	(NETHERLANDS)					
MED 1 ITALY S.r.l.	ROME (ITALY)	EUR	548,477	100.0000		MED 1 (NETHERLANDS) B.V.
(construction and management of submarine cables in Italian territorial waters)						
MED 1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(construction and management of the cable lev1)	(ISRAEL)					
MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(BULGARIA)					
MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(GREECE)					
MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
(international wholesale telecommunication services)	(ISRAEL)					
MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME (ITALY)	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd.
(installation and management of submarine cable systems)						
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	TAKSIM, ISTANBUL	TRY	5,639,065	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(TURKEY)					
OLIVETTI MULTISERVICES S.p.A.	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)						
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A. (former PATHNET S.p.A.)	ROME (ITALY)	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)						
TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l.	ROME (ITALY)	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)						
TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)					
TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA, FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	(SAN MARINO)			0.0001		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)					
TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)					
TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(ROMANIA)					
TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)					
TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(UNITED STATES)					
TELECOM ITALIA SPARKLE S.p.A.	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunications services management)						
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SINGAPORE)			0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)					
TELECONTACT CENTER S.p.A.	NAPLES (ITALY)	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)						
TELEFONIA MOBILE SAMMARINESE S.p.A.	BORGO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephone services)	(SAN MARINO)					
TELENERGIA S.r.l.	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exhange of electrical energy)						
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of electronic equipment and systems for encrypted telecommunications)						
TI BELGIUM S.P.R.L. - B.V.B.A	BRUSSELS	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)					
TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)					
TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)					
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)					

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TIS FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TLC COMMERCIAL SERVICES S.r.l. (acquisition and management of investment holdings involved in the marketing of products and services in the field of telecommunications and ICT)	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
BRAZIL BU						
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,886,886,593	66.6756 0.0329	66.6975	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.
MEDIA BU						
BEIGUA S.r.l. (purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	212,188,324	75.1731 2.2471	75.4553 2.2557	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
OLIVETTI BU						
ADVALSO S.p.A. (design, manufacturing and servicing of telecommunication services and products)	IVREA, TURIN (ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
OLIVETTI ENGINEERING S.A. (in liquidation) (products research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
OLIVETTI FRANCE S.A.S. (sale of office equipment)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
OLIVETTI I-JET S.p.A. (in liquidation) (manufacture and sale of products and accessories for office equipment)	ARNAD, AOSTA (ITALY)	EUR	16,500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI S.p.A. (manufacture and sale of products and accessories for information technology)	IVREA, TURIN, (ITALY)	EUR	13,200,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	IVREA, TURIN (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.
OTHER OPERATIONS						
EMSA SERVIZI S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA, TURIN (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA, TURIN (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
PURPLE TULIP B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (investment holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FINANCE IRELAND Ltd (finance company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT COMPLIANCE LATAM S.A. (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TELECOM ITALIA S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIERRA ARGENTEA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	666,701,096	86.8875 13.1125		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
SUBSIDIARIES HELD FOR SALE						
MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	760,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.
NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
(investment holding company)	(ARGENTINA)					
NUCLEO S.A.	ASUNCIÓN	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telephone services)	(PARAGUAY)					
SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	35.5000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			32.5000		TELECOM ITALIA S.p.A.
SPRINGVILLE S.A.	MONTEVIDEO	UYU	2,100,000	100.0000		TELECOM PERSONAL S.A.
(mobile telephony services)	(URAGUAY)					
TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54.7417	55.6014	NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5463		TELECOM ARGENTINA S.A.
TELECOM ARGENTINA USA Inc.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(UNITED STATES)					
TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	310,514,481	99.9923		TELECOM ARGENTINA S.A.
(mobile telephony services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.
ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD						
AREE URBANE S.r.l. (in liquidation)	MILAN (ITALY)	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate management)				0.9700		TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l.	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance brokers)						
BALTEA S.r.l. (bankrupt)	IVREA,	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and information and telecommunications services)	TURIN (ITALY)					
CONSORZIO E O (in liquidation)	ROME (ITALY)	EUR	13,113	50.0000		TELECOM ITALIA S.p.A.
(professional training)						
CONSORZIO INITALIA	ROME (ITALY)	EUR	200,000	25.0000		OLIVETTI S.p.A.
(research, study, design, product development and ICT solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex nature)						
IM.SER S.r.l.	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)						
ITALTEL GROUP S.p.A.	SETTIMO MILANESE,	EUR	825,695	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	MILAN (ITALY)					
MOVENDA S.p.A.	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE S.A.
(technological platforms for the development of mobile internet services)						
NORDCOM S.p.A.	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)						
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation)	MILAN (ITALY)	EUR	9,500,000	20.0000		TELECOM ITALIA S.p.A.
(financial leasing of real estate and other assets)						
TIGLIO I S.r.l.	MILAN (ITALY)	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)				2.1027		TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l.	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)						
TM NEWS S.p.A.	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)						
TRENTINO NGN S.r.l.	TRENTO (ITALY)	EUR	96,043,000	41.0733		TELECOM ITALIA S.p.A.
(design, construction, building and supply of fiber optic access network to operators and investments, real estate, commercial and financial operations)						
OTHER SIGNIFICANT EQUITY INVESTMENTS PURSUANT TO CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999, AND SUBSEQUENT AMENDMENTS						
CEFRIEL S.r.l.	MILAN (ITALY)	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.
(training)						
DAHLIA TV S.p.A. (in liquidation)	ROME (ITALY)	EUR	11,318,833	10.0800		TELECOM ITALIA MEDIA S.p.A.
(pay-per-vew services)						
FIN.PRIV. S.r.l.	MILAN (ITALY)	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(finance company)						
ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(internet services)	(UNITED STATES)					
MIX S.r.l.	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet service provider)						

Certification of the consolidated financial statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1. We, the undersigned, Marco Patuano, as Chief Executive Officer and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A.'s financial reports, certify, having also considered the provisions of article 154 bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:
    *   the adequacy in relation to the characteristics of the company and
    *   the effective application

    of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2013 fiscal year.

2. Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3. The undersigned also certify that:
    3.1. the consolidated financial statements at December 31, 2013:
       a) are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of article 9 of Legislative Decree 38 of February 28, 2005;
       b) agree with the results of the accounting records and entries;
       c) provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and the Group;
    3.2. the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of the their exposure to the main risks and uncertainties.

March 6, 2014

Chief Executive Officer	The Manager Responsible for Preparing the Company's Financial Reports
/signed/	/signed/
_____	_____
Marco Patuano	Piergiorgio Peluso



INDEPENDENT AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE N° 39 OF 27 JANUARY 2010

To the shareholders of
Telecom Italia SpA

1   We have audited the consolidated financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the year ended 31 December 2013 which comprise the statement of financial position, the income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2   We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free from material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

    The consolidated financial statements of the prior year are presented for comparative purposes. As explained in the notes the directors have reclassified some comparative information related to the prior year consolidated financial statements on which we issued our report dated 25 March 2013, in accordance with IFRS5 for the expected disposal of Sofora-Telecom Argentina Group. The criteria used for reclassifying the comparative information and the related disclosure presented in the notes have been audited by us for the purpose of issuing our opinion on the consolidated financial statements as of and for the year ended 31 December 2013.

3   In our opinion, the consolidated financial statements of Telecom Italia Group as of and for the year ended 31 December 2013 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position as of 31 December 2013, result of operations and cash flows of Telecom Italia Group for the year then ended.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.812.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: **Ancona** 60131 Via Sandro Totti 1 Tel. 0712132311 - **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** 40126 Via Angelo Finelli 8 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 0957532311 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521275911 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it



4   The directors of Telecom Italia SpA are responsible for the preparation of the report on operations and the report on corporate governance and ownership structure published on the corporate website of Telecom Italia SpA, section Corporate, menu Governance, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98 presented in the report on corporate governance and ownership structure are consistent with the consolidated financial statements of Telecom Italia Group as of and for the year ended 31 December 2013.

Milan, 24 March 2014

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

This report is an English translation of the original audit report, which was issued in Italian. This report has been prepared solely for the convenience of international readers.



Telecom Italia S.p.A.
Separate
Financial Statements



Contents

Telecom Italia S.p.A. Separate Financial Statements

Statements of Financial Position

Assets

(euro)	note	12/31/2013	of which related parties	12/31/2012	of which related parties
Non-current assets					
Intangible assets					
Goodwill	3)	28,424,444,756		30,611,444,756	
Intangible assets with a finite useful life	4)	4,420,271,125		4,726,050,171	
		32,844,715,881		**35,337,494,927**	
Tangible assets	5)				
Property, plant and equipment owned		9,307,611,715		9,488,096,200	
Assets held under finance leases		918,618,205		1,005,086,126	
		10,226,229,920		**10,493,182,326**	
Other non-current assets					
Investments	6)	9,329,158,150		9,330,076,860	
Non-current financial assets	7)	1,370,711,030	*627,731,000*	2,448,752,875	*859,838,000*
Miscellaneous receivables and other non-current assets	8)	1,133,627,025	*19,901,000*	995,902,745	*14,836,000*
Deferred tax assets	9)	560,261,032		823,730,363	
		12,393,757,237		**13,598,462,843**	
Total Non-current assets	**(a)**	**55,464,703,038**		**59,429,140,096**	
Current assets					
Inventories	10)	153,927,253		112,217,481	
Trade and miscellaneous receivables and other current assets	11)	3,475,146,878	*321,438,000*	4,188,747,064	*337,281,000*
Current income tax receivables	9)	100,651,338		54,637,358	
Current financial assets					
Securities other than investments, financial receivables and other current financial assets		2,008,960,591	*1,515,241,000*	839,013,590	*140,807,000*
Cash and cash equivalents		1,283,725,640	*44,361,000*	2,146,165,389	*246,565,000*
	7)	**3,292,686,231**		**2,985,178,979**	
Discontinued operations/Non-current assets held for sale	12)	1,202		–	
Total Current assets	**(b)**	**7,022,412,902**		**7,340,780,882**	
Total Assets	**(a+b)**	**62,487,115,940**		**66,769,920,978**	

Equity and Liabilities

(euro)	note	12/31/2013	of which related parties	12/31/2012	of which related parties
Equity	13)				
Share capital issued		10,693,740,302		10,693,628,019	
less: Treasury shares		(20,719,608)		(20,719,608)	
Share capital		**10,673,020,694**		**10,672,908,411**	
Paid-in capital		**1,703,983,677**		**1,703,973,470**	
Legal reserve		**2,137,749,211**		**2,137,749,211**	
Other reserves					
Revaluation reserve pursuant to Law 413/91		1,128,827		1,128,827	
Reserve for remeasurements of employee defined benefit plans (IAS 19)		129,439,139		143,406,083	
Other		2,433,845,934		2,076,747,373	
Total Other reserves		**2,564,413,900**		**2,221,282,283**	
Retained earnings (Accumulated losses), including profit (loss) for the year		**(499,374,035)**		**992,889,763**	
Total Equity	(c)	**16,579,793,447**		**17,728,803,138**	
Non-current liabilities					
Non-current financial liabilities	14)	29,153,302,592	7,545,253,000	34,887,389,007	11,911,969,000
Employee benefits	19)	762,090,511		728,065,235	
Deferred tax liabilities	9)	2,117,983		1,869,655	
Provisions	19)	469,201,439		477,212,152	
Miscellaneous payables and other non-current liabilities	21)	412,034,407	36,519,000	518,265,206	59,676,000
Total Non-current liabilities	(d)	**30,798,746,932**		**36,612,801,255**	
Current liabilities					
Current financial liabilities	14)	8,882,026,900	4,714,100,000	5,424,726,917	3,672,097,000
Trade and miscellaneous payables and other current liabilities	22)	6,226,265,563	756,893,000	7,003,059,182	793,668,000
Current income tax payables	9)	283,098		530,486	
Total Current Liabilities	(e)	**15,108,575,561**		**12,428,316,585**	
Total Liabilities	(f=d+e)	**45,907,322,493**		**49,041,117,840**	
Total Equity and Liabilities	(c+f)	**62,487,115,940**		**66,769,920,978**	

Separate Income Statements

(euro)	note	Year 2013	of which related parties	Year 2012	of which related parties
Revenues	24)	**15,304,164,320**	*433,567,000*	**16,940,019,942**	*485,106,000*
Other income	25)	256,066,837	*16,908,000*	241,304,088	*18,961,000*
Total operating revenues and other income		**15,560,231,157**		**17,181,324,030**	
Acquisition of goods and services	26)	(5,433,650,932)	*(1,083,432,000)*	(5,939,615,529)	*(1,179,799,000)*
Employee benefits expenses	27)	(2,250,654,520)	*(91,955,000)*	(2,490,171,633)	*(88,750,000)*
Other operating expenses	28)	(624,050,558)	*(1,139,000)*	(655,818,257)	*(646,000)*
Change in inventories	29)	41,709,772		(13,100,295)	
Internally generated assets	30)	243,281,832		350,480,080	
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		**7,536,866,751**		**8,433,098,396**	
of which: impact of non-recurring items	38)	*(100,317,000)*		*(14,718,000)*	
Depreciation and amortization	31)	(3,469,428,580)		(3,491,728,490)	
Gains (losses) on disposals of non-current assets	32)	(1,816,574)	–	19,533,991	–
Impairment reversals (losses) on non-current assets	33)	(2,187,208,901)		(4,017,276,813)	
Operating profit (loss) (EBIT)		**1,878,412,696**		**943,627,084**	
of which: impact of non-recurring items	38)	*(2,287,317,000)*		*(3,994,342,000)*	
Income (expenses) from investments	34)	(72,609,648)	*103,782,000*	36,610,485	*130,805,000*
Finance income	35)	2,458,006,112	*1,484,207,000*	2,232,682,670	*779,304,000*
Finance expenses	35)	(4,445,482,863)	*(1,540,897,000)*	(4,238,119,245)	*(1,498,608,000)*
Profit (loss) before tax		**(181,673,703)**		**(1,025,199,006)**	
of which: impact of non-recurring items	38)	*(2,286,547,000)*		*(4,029,432,000)*	
Income tax expense	9)	(846,611,074)		(795,903,650)	
Profit (loss) for the year		**(1,028,284,777)**		**(1,821,102,656)**	
of which: impact of non-recurring items	38)	*(2,282,505,000)*		*(4,031,472,000)*	

Statements of Comprehensive Income

(euro)		Year 2013	Year 2012
Profit (loss) for the year	**(a)**	**(1,028,284,777)**	**(1,821,102,656)**
Other components of the Statement of Comprehensive Income			
Other components that will not be reclassified subsequently to the Separate Income Statement			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		(19,264,751)	(53,412,517)
Income tax effect		5,297,807	14,688,442
		(13,966,945)	**(38,724,075)**
Total other components that will not be reclassified subsequently to the Separate Income Statement	**(b)**	**(13,966,945)**	**(38,724,075)**
Other components that will be reclassified subsequently to the Separate Income Statement			
Available-for-sale financial assets			
Profit (loss) from fair value adjustments		(26,327,916)	44,363,973
Loss (profit) transferred to the Separate Income Statement			
Income tax effect		8,349,493	(11,942,899)
	(c)	**(17,978,423)**	**32,421,073**
Hedging instruments:			
Profit (loss) from fair value adjustments		174,937,469	(457,648,207)
Loss (profit) transferred to the Separate Income Statement		325,878,000	324,320,000
Income tax effect		(137,724,254)	36,665,257
	(d)	**363,091,215**	**(96,662,950)**
Total other components that will be reclassified subsequently to the Separate Income Statement	**(e = c+d)**	**345,112,792**	**(64,241,877)**
Total other components of the Statement of Comprehensive Income	**(f= b+e)**	**331,145,847**	**(102,965,952)**
Total comprehensive income (loss) for the year	**(a+f)**	**(697,138,930)**	**(1,924,068,608)**

Statements of Changes in Equity

Statements of Changes in Equity from January 1 to December 31, 2012

(euro)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings, including profit (loss) for the year	Total Equity
Balance at December 31, 2011	**10,672,908,411**	**1,703,973,470**	**10,771,029**	**(918,833,812)**	**181,974,791**	**8,886,126,367**	**20,536,920,255**
Changes in equity during the period:							
Dividends approved						(900,714,712)	**(900,714,712)**
Total comprehensive income (loss) for the year			32,421,073	(96,662,950)	(38,724,075)	(1,821,102,656)	**(1,924,068,608)**
Grant of equity instruments						1,791,218	**1,791,218**
Merger surplus						16,235,554	**16,235,554**
Other changes				–	155,367	(1,515,936)	**(1,360,569)**
Balance at December 31, 2012	**10,672,908,411**	**1,703,973,470**	**43,192,102**	**(1,015,496,762)**	**143,406,083**	**6,180,819,834**	**17,728,803,138**

Statements of Changes in Equity from January 1 to December 31, 2013 - Note 13

(euro)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings, including profit (loss) for the year	Total Equity
Balance at December 31, 2012	**10,672,908,411**	**1,703,973,470**	**43,192,102**	**(1,015,496,762)**	**143,406,083**	**6,180,819,834**	**17,728,803,138**
Changes in equity during the period:							
Dividends approved						(454,397,171)	**(454,397,171)**
Total comprehensive income (loss) for the year			(17,978,423)	363,091,215	(13,966,945)	(1,028,284,777)	**(697,138,930)**
Grant of equity instruments	112,283	10,208				819,614	**942,105**
Other changes					-	1,584,305	**1,584,305**
Balance at December 31, 2013	**10,673,020,694**	**1,703,983,677**	**25,213,679**	**(652,405,547)**	**129,439,138**	**4,700,541,806**	**16,579,793,447**

Statements of Cash Flows

(thousands of euros)	note	Year 2013	Year 2012
Cash flows from operating activities:			
Profit (loss) for the year		(1,028,285)	(1,821,101)
Adjustments for:			
Depreciation and amortization		3,469,429	3,491,728
Impairment losses (reversals) on non-current assets (including investments)		2,371,223	4,122,208
Net change in deferred tax assets and liabilities		139,640	98,772
Losses (gains) realized on disposals of non-current assets (including investments)		1,046	(28,923)
Change in provisions for employees benefits		(32,801)	(231,766)
Change in inventories		(35,148)	12,772
Change in trade receivables and net amounts due from customers on construction		768,515	818,216
Change in trade payables		(387,607)	(570,701)
Net change in current income tax receivables/payables		(52,741)	(451,043)
Net change in miscellaneous receivables/payables and other assets/liabilities		(666,003)	(260,718)
Cash flows from (used in) operating activities	**(a)**	**4,547,268**	**5,179,444**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis	4)	(1,235,256)	(1,197,532)
Purchase of tangible assets on an accrual basis	5)	(1,680,072)	(1,807,827)
Total purchase of intangible and tangible assets on an accrual basis (*)		(2,915,328)	(3,005,359)
Change in amounts due to fixed asset suppliers		(81,718)	217,329
Total purchase of intangible and tangible assets on a cash basis		(2,997,046)	(2,788,030)
Acquisitions/disposals of control of subsidiaries or other businesses, net of cash acquired	6)	5,188	57,228
Acquisitions/disposals of other investments		(174,277)	(60,676)
Change in financial receivables and other financial assets		(107,699)	942,664
Proceeds from sale/repayment of intangible, tangible and other non-current assets		18,373	29,373
Cash flows from (used in) investing activities	**(b)**	**(3,255,461)**	**(1,819,441)**
Cash flows from financing activities			
Change in current financial liabilities and other		(193,959)	(102,028)
Proceeds from non-current financial liabilities (including current portion)		2,440,472	3,940,414
Repayments of non-current financial liabilities (including current portion)		(3,025,091)	(6,671,052)
Share capital proceeds/reimbursements		122	–
Dividends paid (*)		(453,894)	(899,691)
Cash flows from (used in) financing activities	**(c)**	**(1,232,350)**	**(3,732,357)**
Aggregate cash flows	**(d=a+b+c)**	**59,457**	**(372,354)**
Net cash and cash equivalents at beginning of the year	**(e)**	**911,054**	**1,283,408**
Net cash and cash equivalents at end of the year	**(f=d+e)**	**970,511**	**911,054**

(*) of which related parties (thousands of euros)	Year 2013	Year 2012
Total purchase of intangible and tangible assets on an accrual basis	631,151	444,846
Dividends paid	64,245	144,541

Additional Cash Flow Information

(thousands of euros)	Year 2013	Year 2012
Income taxes (paid) received	(759,349)	(1,096,883)
Interest expense paid	(4,419,159)	(3,575,594)
Interest income received	2,708,489	1,717,149
Dividends received	104,270	131,976

Analysis of Net Cash and Cash Equivalents

(thousands of euros)	Year 2013	Year 2012
Net cash and cash equivalents at beginning of the year:		
Cash and cash equivalents	2,146,166	1,595,287
Bank overdrafts repayable on demand	(1,235,112)	(311,879)
	911,054	1,283,408
Net cash and cash equivalents at the end of the year:		
Cash and cash equivalents	1,283,726	2,146,166
Bank overdrafts repayable on demand	(313,215)	(1,235,112)
	970,511	911,054

Note 1
Form, content and other general information

Form and content

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of Telecom Italia S.p.A. are located in Milan at Piazza degli Affari 2, Italy.

The duration of the company, as stated in the company's Bylaws, extends until December 31, 2100.

The Telecom Italia S.p.A in Italy in the fixed and mobile telecommunications sector.

The Telecom Italia S.p.A separate financial statements for the year ended December 31, 2013 have been prepared on a going concern basis (for further details see Note "Accounting policies") and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as "**IFRS**"), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In particular, in 2013, Telecom Italia applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by Telecom Italia since January 1, 2013 and described below.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding year.

The statements of financial position, the separate income statements, the statements of comprehensive income and the statements of changes in equity are presented in euros (without cents), the statements of cash flows in thousands of euros and the notes to these separate financial statements in million of euros, unless otherwise indicated.

Publication of the Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors' meeting held on March 6, 2014.

However, final approval of the Telecom Italia S.p.A. separate financial statements rests with the shareholders' meeting.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

- the **separate statement of financial position** has been prepared by classifying assets and liabilities according to "current and non-current" criterion;
- the **separate income statement** has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with Telecom Italia Group's industrial sector.

  In addition to EBIT or Operating profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

  In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of Telecom Italia. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Income (Expenses) from investments
EBIT- Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- the **statement of comprehensive income** includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;
- the **statement of cash flows** has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets; income/expenses stemming from corporate-related reorganizations; income/expenses arising from fines levied by regulatory agencies and impairment losses on goodwill.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the separate income statements and the statements of cash flows.

Note 2
Accounting policies

Going concern

The separate financial statements for the year ended December 31, 2013 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia S.p.A. will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, do not raise doubts as to the Company's ability to continue as a going concern:

- the main risks and uncertainties (that are for the most part of an external nature) to which Telecom Italia is exposed:
  - changes in the general macroeconomic condition in the Italian market;
  - variations in business conditions;
  - changes to laws and regulations (price and rate variations);
  - outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;
  - financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);
- the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph "Share capital information" under the Note "Equity";
- the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note "Financial risk management".

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3, which is generally recognized on the basis of the acquisition date fair value), and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy "Impairment of tangible and intangible assets – Goodwill".

Upon IFRS first-time adoption, the Company elected not to apply IFRS 3 retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (*Intangible Assets*), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.
Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.
For a small portion of mobile offerings of packages of products and services, the Company capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

- the capitalized costs can be measured reliably;
- there is a contract binding the customer for a specific period of time;
- it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (24-30 months).
In all other cases, subscriber acquisition costs are expensed when incurred.

Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.
Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.
The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item "Depreciation".
Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.
The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.
Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

Capitalized borrowing costs

Under IAS 23 (*Borrowing Costs*), Telecom Italia capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the "finance expense" line item to which they relate.

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (*Impairment of Assets*); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or of a group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

Financial instruments

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When there is objective evidence of an impairment, recoverability is verified by comparing the carrying amount of the investment against its recoverable amount consisting of the greater of fair value, net of disposal costs, and value in use.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company's portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

- "available-for-sale financial assets", as non-current or current assets;
- "financial assets at fair value through profit or loss", as current assets held for trading.

Other investments classified as "available-for-sale financial assets" are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (*Reserve for available-for-sale financial assets*) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as "available-for-sale financial assets" whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (*Financial instruments: recognition and measurement*).

Impairment losses recognized on other investments classified as "available-for-sale financial assets" are not reversed.

Changes in the value of other investments classified as "financial assets at fair value through profit or loss" are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Company's portfolio for a period of not more than 12 months, and are included in the following categories:

- held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;
- held for trading and measured at fair value through profit or loss;
- available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate income statement when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as "available-for-sale financial assets" no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost. Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for "available-for-sale financial assets" reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.
In accordance with IAS 39, they also include trade and other payables.
Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.
Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.
Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.
In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:
● at the inception of the hedge, the hedging relationship is formally designated and documented;
● the hedge is expected to be highly effective;
● its effectiveness can be reliably measured;
● the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.
When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:
● _Fair value hedge_ – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.
● _Cash flow hedge_ – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a

specific equity reserve (Reserve for hedging instruments). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate income statement.

Sales of receivables

Telecom Italia S.p.A. carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer confers a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the statement of financial position from other assets and liabilities. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (*Discontinued Operations*) is a component of an entity that has been disposed of or classified as held for sale and:

- represents a major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees' years of service and the compensation earned by the employee during the service period.

Under IAS 19 (*Employee Benefits*), the employee severance indemnity as calculated is considered a "Defined benefit plan" and the related liability recognized in the statement of financial position (*Provision for employee severance indemnities*) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. The interest expenses related to the "time value" component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate income statement under financial expenses.

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the "Treasury fund" managed by INPS, the Italian Social Security Institute.

Consequently, the Company's obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a "Defined contribution plan".

Equity compensation plans

Telecom Italia S.p.A. provide additional benefits to certain managers of the Company through equity compensation plans (stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (*Share-Based Payment*).

In accordance with IFRS 2, such plans represent a component of the beneficiaries' compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in "Employee benefits expenses", for employees of the Company, and in "Investments", for employees of subsidiaries, over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated "Other equity instruments". Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from "Other equity instruments" with a contra-entry to "Employee benefits expenses" or "Investments".

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to "Employee benefits expenses" for employees of the Company, and in "Investments", for employees of subsidiaries; at the end of each year such liability is measured at fair value.

Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Finance expenses".

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the "accounting par value", that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from "Other reserves and retained earnings (accumulated losses), including profit (loss) for the year".

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.
Revenues are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

● **Revenues from services rendered**

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in "Trade and miscellaneous payables and other current liabilities" in the statement of financial position.

● **Revenues from sales and bundled offerings**

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of packages of products and services in the mobile businesses are contracts with a minimum contractual period between 24 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under "Intangible assets with a finite useful life" if the conditions for capitalization as described in the related accounting policy are met.

● **Revenues on construction contracts**
Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

Dividends

Dividends received are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders' meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders' meeting.

Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Company.

Income taxes are recognized in the separate income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the Statement of comprehensive income the amount of income taxes relating to each item included as "Other components of the Statement of comprehensive income" is indicated.

Deferred tax liabilities / assets are recognized using the "Balance sheet liability method". They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the financial statements, except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in "Other operating expenses".

Use of estimates

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates
Goodwill	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note "Goodwill".
Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Depreciation and amortization expense	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.
Accruals, contingent liabilities and employee benefits	As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years. The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.
Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs); • the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.
Income taxes	Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.
Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For more details see the Note "Supplementary disclosures on financial instruments".

As required by IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*) in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations issued by IASB and in force from January 1, 2013

In accordance with IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*), the IFRS in force starting from January 1, 2013 are indicated and briefly described below.

- **Amendments to IAS 1 (Presentation of Financial Statements)**
  On June 5, 2012, Regulation EC no. 475-2012 was issued, adopting at EU level several amendments to IAS 1 made by the IASB, concerning the presentation of items of other comprehensive income. In particular, these amendments to IAS 1 made by the IASB, concern the presentation of items of other comprehensive income. Specifically, these amendments require that other items of comprehensive income be separately grouped, distinguishing between those that may

be reclassified ("transferred") to the separate income statement and those that may not be reclassified.

The adoption of these amendments had no impact in terms of the measurement of financial statement items, and had a limited impact on the disclosure provided in these separate financial statements at December 31, 2013.

- **Amendments to IFRS 7** *(Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities)*

  On December 13, 2012 Regulation EC no. 1256-2012 was issued, adopting at EU level several amendments to IFRS 7 by the IASB, concerning disclosures on the offsetting of financial assets and liabilities.

  The adoption of these amendments had no impact on these separate financial statements at December 31, 2013.

- **Amendments to IAS 12** *(Income Taxes)*

  On December 11, 2012 Regulation EC no. 1255-2012 was issued, applying the amendments to IAS 12 at EU level. According to IAS 12, an entity shall determine deferred tax liabilities relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale of the asset. The amendment establishes the assumption that the carrying amount is usually recovered through sale.

  The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2013.

- **IFRS 27 IAS 27** *(Separate Financial Statements)*

  On December 11, 2012 Regulation EC no. 1254-2012 was issued, applying at EU level IAS 27 ("*Separate Financial Statements*"), which defines the accounting principles for investments in subsidiaries, joint ventures and associates when a company decides, or is required by local law, to draw up separate (not consolidated) financial statements.

  As permitted by said Regulation, Telecom Italia decided to adopt the standard in question from the year 2013; in any event, its application had no impact on the separate financial statements at December 31, 2013.

- **IFRS 11** *(Joint Arrangements)*

  The above-mentioned Regulation EC no. 1254-2012, applying at EU level IFRS 11, which fully replaces IAS 31 (Interests in joint ventures) and SIC 13 (Jointly controlled entities – Non-Monetary contributions by venturers).

  According to IFRS 11, participants in a joint venture must measure their investments using the equity method. Thus, proportionate consolidation is no longer permitted.

  As permitted by said Regulation, Telecom Italia decided to adopt these amendments starting from the year 2013. In any event, this adoption had no impact on the separate financial statements at December 31, 2013.

- **IAS 28** *(Investments in Associates and Joint Ventures)*

  The above-mentioned Regulation EC no. 1254-2012 applied at EU level IAS 28 revised.

  The application had no impact on the consolidated financial statements at December 31, 2013.

  As permitted by said Regulation, Telecom Italia decided to adopt these amendments starting from the year 2013. In any event, this adoption had no impact on the consolidated separate financial statements at December 31, 2013.

- **IFRS 13** *(Fair Value Measurement)*

  On December 11, 2012, Regulation EC no. 1255-2012 was issued, adopting at EU level IFRS 13, which aims to improve consistency and comparability in fair value measurement through the "fair value hierarchy". This hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value, giving the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

IFRS 13, which must be adopted prospectively, does not extend the use of fair value accounting, but provides guidance on how it should be applied.

Specifically, IFRS 13:
- defines the concept of fair value as follows: "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date";
- sets out a single framework of provisions for all fair value measurements;
- introduces specific disclosure requirements to be provided concerning fair value measurement.

Despite the fact that many of the concepts in IFRS 13 are consistent with current practice, some aspects of the new standard have impacts on Telecom Italia. The main impact is the result of the specifications concerning the measurement of default risk in determining the fair value of derivative contracts. This risk includes both the changes in the counterparty's credit rating and those of Telecom Italia. Further details are provided in the Note "Supplementary disclosure on financial instruments". The application of IFRS 13 had a positive effect on loss attributable to owners of the Parent for 2013 and on equity as of December 31, 2013 of 37 million euros.

- **Improvements to the IFRS (2009-2011 cycle)**
  On March 27, 2013 Regulation EC no. 301-2013 was issued, applying several improvements to the IFRS for the period 2009 -2011, at EU level.
  The improvements to the IFRS specifically concern the following aspects:
  – IAS 1 - clarification of the requirements for comparative information;
  – IAS 16 - classification of spare parts and servicing equipment;
  – IAS 32 - tax effect of distributions to holders of equity instruments;
  – IAS 34 – additional disclosure in interim financial reporting for total assets and liabilities segment information.
  The adoption of these improvements had no impact on the measurement of the consolidated financial statement line items at December 31, 2013.

New Standards and Interpretations endorsed by EU not yet in force

In December 2012 certain amendments were applied at EU level that had been made by the IASB to IAS 32 (*Financial instruments: presentation - Offsetting Financial Assets and Financial Liabilities*) Offsetting Financial Assets and Financial Liabilities) to clarify the application of several criteria for offsetting financial assets and liabilities.
The amendment to IAS 32 are to be applied from January 1, 2014.
These amendments are not expected to have a significant effect on the separate financial statements of Telecom Italia.

Note 3
Goodwill

Goodwill at December 31, 2013 relates to the goodwill included in the domestic segment of Telecom Italia S.p.A, amounting to 28,424 billion euros, after recognition of an impairment loss of 2,187 million euros.

The amount also includes the goodwill allocated to the International Wholesale CGU, in line with the amount recognized in the consolidated financial statements.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. For purposes of the impairment test, goodwill must be allocated to cash-generating units (CGU) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment identified in accordance with IFRS 8. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

In the first half of 2013, the Company performed a goodwill impairment test which resulted in the recognition of a goodwill impairment loss of 2,187 million euros allocated to the domestic segment of Telecom Italia S.p.A.. This test, in compliance with the Group's specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to the management's expectations of the forecast impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance in the first half of 2013. The test also considered analyst forecasts of the expected performance, as well as the performance of financial indicators and interest rates. The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the updated Industrial Plan. The tests did not reveal any further impairment losses over and above the 2,187 million euros recognized in the first half of 2013.

The impairment test regarded the domestic segment of Telecom Italia S.p.A. which represents the CGU to which the major part of domestic goodwill is allocated, and International Wholesale. In the Telecom Italia S.p.A. separate financial statements, the International Wholesale CGU is composed of the investment in Telecom Italia Sparkle S.p.A. and the goodwill allocated consistently with the treatment in the consolidated financial statements equal to 412 million euros.

The impairment test consists of comparing the recoverable amount of the CGU to which the goodwill is allocated with the carrying amount of its operating assets. The recoverable amount is the higher of the value in use (present value of expected earnings flows) and the fair value less costs to sell.

For the domestic segment of Telecom Italia S.p.A. and International Wholesale the recoverable amount was determined with reference to the value in use. This value was calculated based on the same parameters used, respectively, for the impairment test of the Core Domestic CGU and the International Wholesale CGU in the consolidated financial statements.

The basic assumptions for the calculation of the value in use are presented in the following table:

Telecom Italia S.p.A. Domestic Segment	International Wholesale
EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

Since the domestic segment of Telecom Italia S.p.A. substantially corresponds to the Core Domestic CGU considered for the impairment test of goodwill in the consolidated financial statements, the value in use of the domestic segment of Telecom Italia S.p.A. is the same as that of the Core Domestic CGU, net of the value in use of the other subsidiaries included in Core Domestic CGU. Specifically, in keeping with the procedure already in place, the estimate of the value in use for the Core Domestic CGU is based on the analytical cash flow forecasts over a time period of five years (2014-2018).

For the estimate of the value in use of the Core Domestic CGU, the analytical forecasts of EBITDA - Capex flows used over the plan period were brought within the range of the analyst forecasts produced following the announcement of the industrial plan, after having taken account of downside scenarios with respect to the plan scenarios.

International Wholesale also coincides entirely with the CGU of the same name considered for the impairment test of goodwill in the consolidated financial statements. As a result, the estimate of the value in use is the same and is based on the figures in the 2014-2016 industrial plan, without further extensions.

In both cases, the expected flows over the plan period have been capitalized in perpetuity.

The earnings flows used to estimate the value in use are cash nopat, equal to (EBITDA – Capex) x (1-Tc).

The nominal growth rate used to estimate the terminal value is the following:

Telecom Italia S.p.A. Domestic Segment	International Wholesale
0%	0%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia stock (as can be seen in the reports published after the presentation of the Group's business plan.

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, the estimate of the earnings flow to be capitalized took into account a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the equity analysts' terminal year forecasts (equal to 18.69%).

The cost of capital used for the estimate of the value in use of the domestic segment of Telecom Italia S.p.A. and International Wholesale was estimated by considering the following:
- the criterion applied was the criterion for the CAPM - Capital Asset Pricing Model estimate (the criterion referred to in Annex A of IAS 36);
- in the case of International Wholesale, a "full equity" financial structure was considered since it is representative of the normal financial structure of the business while for the domestic segment a target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;
- the Beta coefficient was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient of the domestic segment = 1.31); International Wholesale beta coefficient = 0.75 (unlevered beta));
- for the Core Domestic CGU a basic estimate of the weighted average cost of capital (WACC) was used.

On the basis of these elements, the weighted average cost of capital and the capitalization rate (WACC– g) have been estimated for each CGU as follows:

	Telecom Italia S.p.A. Domestic Segment	International Wholesale
	%	%
WACC post-tax	8.00	8.43
WACC post-tax – g	8.00	8.43
WACC pre-tax	11.61	12.38
WACC pre-tax – g	11.61	12.38

The differences between the values in use and the carrying amounts at December 31, 2013 are as follows:

(millions of euros)	Telecom Italia S.p.A. Domestic Segment	International Wholesale
Difference between values in use and carrying amounts	+1,037	+56

As the domestic segment of Telecom Italia S.p.A essentially corresponds to the Core Domestic CGU used for the impairment test of goodwill in the consolidated financial statements, the sensitivity analysis developed for the Core Domestic CGU at consolidated level also applies to the domestic segment.

Value of key variables used in estimating the value in use

	Core Domestic %	International Wholesale %
Pre-tax discount rate	11.61	12.38
Long-term growth rate (g)	0	0
Compound Annual Growth Rate (CAGR) of EBITDA	0.41	0.33
Capital expenditures rate (Capex/Revenues)	from 17.57 to 19.05	from 6.03 to 7.48

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic %	International Wholesale %
Pre-tax discount rate	0.28	0.97
Long-term growth rate (g)	- 0,44	- 1,27
Compound Annual Growth Rate (CAGR) of EBITDA	- 0,65	- 1,68
Capital expenditures rate (Capex/Revenues)	0.76	0.35

Note 4
Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased by 306 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Transfer of IT Technology business segment	Additions	Amortization	Impairment (losses) / reversals	Disposals	Capitalization of borrowing costs	Other changes	12/31/2012
Industrial patents and intellectual property rights	1,626	(1)	570	(1,037)				256	1,414
Concessions, licenses, trademarks and similar rights	1,505		13	(159)				156	1,515
Other intangible assets	177		205	(189)					193
Work in progress and advance payments	1,557		410	–		(4)	52	(411)	1,604
Total	**4,865**	**(1)**	**1,198**	**(1,385)**	**–**	**(4)**	**52**	**1**	**4,726**

(millions of euros)	12/31/2012	Additions	Amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2013
Industrial patents and intellectual property rights	1,414	845	(1,075)		(1)	293	1,476
Concessions, licenses, trademarks and similar rights	1,515	14	(226)			1,133	2,436
Other intangible assets	193	281	(242)				232
Work in progress and advance payments	1,604	95			(5)	(1,418)	276
Total	**4,726**	**1,235**	**(1,543)**	**–**	**(6)**	**8**	**4,420**

Industrial patents and intellectual property rights consist mostly of software (divided mainly between applications software and plant operation software), purchased outright and under user license. They are amortized over an expected useful life of three years, except for the Service Creation and Application Management developments, whose residual life has been reduced to 2 years, and patents that are amortized over 5 years. This item increased 62 million euros compared to December 31, 2012. The other changes mainly consisted of the entry into operation of intangible assets under development.
With regard to amortization, the above-mentioned reduction in the useful life of the Service Creation and Application Management developments resulted in a higher amortization charge in 2013 of about 109 million euros, against a gross increase of 38 million euros. Listed below are the estimated impacts on amortization for the subsequent periods, calculated based on non-current assets at December 31, 2013:

- higher amortization charges of 21 million euros in the year 2014
- lower amortization charges of 45 million euros in the year 2015
- lower amortization charges of 85 million euros in the year 2016

Concessions, licenses, trademarks and similar rights mainly refer to the unamortized cost of licenses for mobile and fixed telecommunications services. These increased 921 million euros from December 31, 2012 primarily due to the effect of the entry into force from January 1, 2013 of the user rights for the 800 and 2600 MHz LTE frequencies, which were consequently subject to amortization. The value of telephone licenses and similar rights, and their useful lives are detailed below:

Type	Net carrying amount at 12/31/2013 (millions of euros)	Amortization period in years	Amortization charge at 12/31/2013 (millions of euros)
UMTS	1,074	18	134
UMTS 2100 MHz	59	12	7
Wireless Local Loop	3	15	1
WiMax	9	15	1
LTE 1800 MHz	137	18	9
LTE 2600 MHz	106	17	7
LTE 800 MHz	961	17	60

Other intangible assets mainly include capitalized subscriber acquisition costs (SACs) of the Business and Consumer segments in the mobile telephony area. The unamortized cost at December 31, 2013 was 230 million euros (182 million euros at December 31, 2012). The amortization of these capitalized costs - amounting to 231 million euros - is generally completed in a period of 24 to 30 months, corresponding to the minimum duration of contracts signed with customers.

Other intangible assets also include expenses (mainly entrance fees and charges for goodwill) incurred in connection with the start of the "stores project". The unamortized cost at December 31, 2013 was approximately 2 million euros and the amortization of these capitalized costs - amounting to 10 million euros - is generally completed in a period of 3 years, corresponding to the minimum duration of contracts signed with dealers.

Work in progress and advance payments decreased 1,328 million euros primarily due to the effect of the above-mentioned entry into force of the user rights for the 800 and 2600 MHz LTE frequencies. In addition, compared to December 31, 2012, the capitalized borrowing costs related to the acquisition of user rights for the 800 and 2600 MHz frequencies ceased to be recognized as a result of their use from January 1, 2013.

Disposals of work in progress and advance payments included 5 million euros primarily attributable to discontinued software projects.

Additions amounted to 1,235 million euros in 2013 and included 54 million euros of internally generated assets (108 million euros at December 31, 2012). More specifically, the decrease of 55 million euros in internally generated assets was mainly related to the transfer of the Information Technology business segment to TI Information Technology in 2012, which led to the transfer of staff to the new company from November 2012, and the resulting elimination of internally generated assets.

Amortization of intangible assets increased by 158 million euros compared to 2012. The increase reflected higher amortization related to the entry into force and consequent start of the amortization of the user rights on the 800 and 2600 MHz LTE frequencies of 67 million euros; higher amortization on SACs Costs by approximately 58 million euros (related both to the increase in churn rate and to higher capitalized volumes and unit margins); higher amortization on software application developments of approximately 38 million euros (due to increased charges of 109 million euros resulting from the mentioned transition from 3 to 2 year-useful life of the Service Creation and Application Management components, partially offset by lower charges reflecting the lower amount of amortizable assets, of 71 million euros).

Amortization is recorded in the income statement under the components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2013 and 2012 can be summarized as follows:

(millions of euros)	**12/31/2013**			
	Gross carrying amount	**Accumulated impairment losses**	**Accumulated amortization**	**Net carrying amount**
Industrial patents and intellectual property rights	9,276	(7)	(7,793)	**1,476**
Concessions, licenses, trademarks and similar rights	3,941		(1,505)	**2,436**
Other intangible assets	567		(335)	**232**
Work in progress and advance payments	276			**276**
Total	**14,060**	**(7)**	**(9,633)**	**4,420**

(millions of euros)	**12/31/2012**			
	Gross carrying amount	**Accumulated impairment losses**	**Accumulated amortization**	**Net carrying amount**
Industrial patents and intellectual property rights	8,916	(7)	(7,495)	**1,414**
Concessions, licenses, trademarks and similar rights	2,793		(1,278)	**1,515**
Other intangible assets	439		(246)	**193**
Work in progress and advance payments	1,604			**1,604**
Total	**13,752**	**(7)**	**(9,019)**	**4,726**

Patents and intellectual property rights included disposals related to the elimination or rewriting of software (for applications and plant operation) for a gross amount of 778 million euros and a net amount of 1 million euros.

Other intangible assets included gross disposals of 153 million euros relating to fully amortized SAC costs.

Work in progress included disposals related to software projects for 4 million euros.

Note 5
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 181 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2012
Land	119					(2)	117
Buildings (civil and industrial)	384	5	(43)			6	352
Plant and equipment	8,443	1,321	(1,818)		(18)	276	8,204
Manufacturing and distribution equipment	26	11	(11)			8	34
Other	298	76	(117)			36	293
Construction in progress and advance payments	456	361		(1)	(1)	(327)	488
Total	**9,726**	**1,774**	**(1,989)**	**(1)**	**(19)**	**(3)**	**9,488**

(millions of euros)	12/31/2012	Additions	Depreciation (*)	Impairment (losses) / reversals	Disposals	Other changes	12/31/2013
Land	117	–				(2)	115
Buildings (civil and industrial)	352	4	(39)			1	318
Plant and equipment	8,204	1,317	(1,649)		(13)	251	8,110
Manufacturing and distribution equipment	34	13	(12)			5	40
Other	293	43	(101)			42	277
Construction in progress and advance payments	488	261			(1)	(301)	447
Total	**9,488**	**1,638**	**(1,801)**	**–**	**(16)**	**(2)**	**9,307**

(*) The depreciation charge does not take into account the adjustments to the Provision for restoration costs for a total amount of 3 million euros.

Land includes both built-up land (with buildings or light constructions), and other land (on which various building works stand that are not recorded in the land cadastre, such as pylons, building podia, etc.). Land, including land pertaining to buildings, is not depreciated.

Buildings (civil and industrial) almost exclusively include buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls and registered containers). This item also includes some residential property (i.e. classified as residential property in the land registry) for a marginal amount of 1 million euro. This item decreased 34 million euros compared to December 31, 2012.

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone traffic. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment, base transceiver stations and also telephone systems for termination used by the different clientele segments. This item decreased 94 million euros mainly due to depreciation charges exceeding additions in the period. The other changes mainly related to the entry into operation of tangible assets in progress. Finally, net disposals of 13 million euros were recorded in the period, mainly relating to rented mobile phones being purchased (Multibusiness contracts) for about 8 million euros and disposals of GSM network equipment (BSC) for 3 million euros.

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; this item increased 6 million euros compared to December 31, 2012.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines; this item decreased 16 million euros compared to December 31, 2012.

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use; this item decreased 41 million euros, due to a higher amount of additions compared to assets that came into use during the year.

Additions amounted to 1,638 million euros in 2013 and included 190 million euros of internally generated assets (242 million euros at December 31, 2012, down 52 millions euros, mainly attributable to a decrease in work carried out by technicians on network equipment).

Depreciation of owned tangible assets decreased 188 million euros in 2013 compared to 2012. The decrease in depreciation was partly due to the completed depreciation of mobile network equipment for 87 million euros and partly to lower capital expenditures in recent years, especially on the following items: switching systems (-26 million euros), leased assets in the Fixed-line segment (-31 million euros, offset by an increased charge of 3 million euros on leased equipment in the mobile segment), underground cables of -21 million euros (due to accelerated depreciation charged in previous years), basic hardware of -15 million euros.

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan confirmed/modified annually in applying the useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the years 2013 and 2012 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2013 and 2012 can be summarized as follows:

| (millions of euros) | **12/31/2013** | | | |
	Gross carrying amount	**Accumulated impairment losses**	**Accumulated depreciation**	**Net carrying amount**
Land	115			**115**
Buildings (civil and industrial)	1,288	(1)	(969)	**318**
Plant and equipment	57,877	(5)	(49,762)	**8,110**
Manufacturing and distribution equipment	225		(185)	**40**
Other	2,597	(2)	(2,318)	**277**
Construction in progress and advance payments	447			**447**
Total	**62,549**	**(8)**	**(53,234)**	**9,307**

| (millions of euros) | **12/31/2012** | | | |
	Gross carrying amount	**Accumulated impairment losses**	**Accumulated depreciation**	**Net carrying amount**
Land	117			**117**
Buildings (civil and industrial)	1,286	(1)	(933)	**352**
Plant and equipment	56,843	(5)	(48,634)	**8,204**
Manufacturing and distribution equipment	207		(173)	**34**
Other	2,519	(3)	(2,223)	**293**
Construction in progress and advance payments	488	–		**488**
Total	**61,460**	**(9)**	**(51,963)**	**9,488**

With regard to the gross carrying amounts of non-current tangible assets, in 2013 disposals were made for a gross carrying amount of 545 million euros mainly in relation to fully depreciated assets; disposals mainly involved plant and machinery (532 million euros), including specifically disposals for the replacement of mobile network transmission plant (233 million euros), disposals of leased assets both in the fixed and mobile segment (approximately 100 million euros) and disposals of subscriber connection units (90 million euros).
Disposals of plant generated capital gains of 8 million euros and capital losses of 4 million euros recognized in the income statement.

Assets held under finance leases

Assets held under finance leases decreased 87 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2012
Buildings (civil and industrial)	1,041	24	(112)		–	18	971
Plant and equipment	–						–
Other	14	1	(6)				9
Construction in progress and advance payments	36	8				(19)	25
Total	**1,091**	**33**	**(118)**	**–**	**–**	**(1)**	**1,005**

(millions of euros)	12/31/2012	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2013
Buildings (civil and industrial)	971	21	(117)			7	882
Plant and equipment	–						–
Other	9	2	(6)				5
Construction in progress and advance payments	25	19				(13)	31
Total	**1,005**	**42**	**(123)**	**–**	**–**	**(6)**	**918**

Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations. **Other** comprises the capitalization of finance leases on hardware of the Data Centers and Olivetti copiers. Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2013 and 2012 can be summarized as follows:

(millions of euros)	Gross carrying amount	12/31/2013 Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,105	(27)	(1,196)	882
Plant and equipment				–
Other	89		(84)	5
Construction in progress and advance payments	31			31
Total	**2,225**	**(27)**	**(1,280)**	**918**

(millions of euros)	Gross carrying amount	12/31/2012 Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,076	(27)	(1,078)	971
Plant and equipment				–
Other	88		(79)	9
Construction in progress and advance payments	25			25
Total	**2,189**	**(27)**	**(1,157)**	**1,005**

At December 31, 2013, lease payments due in future years and their present value were as follows:

(millions of euros)	12/31/2013 Minimum lease payments	Present value of minimum lease payments	12/31/2012 Minimum lease payments	Present value of minimum lease payments
Within 1 year	215	191	228	204
From 2 to 5 years	882	582	881	598
Beyond 5 years	645	282	857	364
Total	**1,742**	**1,055**	**1,966**	**1,166**

(millions of euros)	12/31/2013	12/31/2012
Present value of future net minimum lease payments	1,742	1,966
Interest portion	(687)	(800)
Present value of lease payments	**1,055**	**1,166**
Finance lease liabilities[1]	1,189	1,375
Financial receivables for lease contracts[2]	(134)	(209)
Total net finance lease liabilities	**1,055**	**1,166**

(1) These include financial payables to Teleleasing of 125 million euros (212 million euros at December 31, 2012) for direct and indirect lease transactions.

(2) These refer to the present value of installments receivable from customers on direct and indirect lease transactions with Teleleasing, net of the relative provision for write-downs.

At December 31, 2013, the lease payments adjustment based on ISTAT price index was 35 million euros (31 million euros at December 31, 2012).

Note 6
Investments

Investments decreased 1 million euros compared to compared to December 31, 2012 and included:

(millions of euros)	12/31/2013	Of which IAS 39 Financial Instruments	12/31/2012	Of which IAS 39 Financial Instruments
Subsidiaries	9,235		9,237	
Associates and joint ventures	55	–	58	
Other investments	39	39	35	35
Total	**9,329**	39	**9,330**	35

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

Movements during 2013 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2013 is presented in compliance with art. 2427 of the Italian Civil Code and reported in the Note "List of investments in subsidiaries, associates and joint ventures".

Investments

(thousands of euros)	Carrying amount at 12/31/2012	Changes during the year					Carrying amount at 12/31/2013
		Acquisitions/ Subscriptions / Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ *fair value* adjustments	Other changes and reclassifications (*)	Total changes	
Investments in subsidiaries							
ADVALSO	12					-	12
EMSA SERVIZI (in liquidation)	5,000					-	5,000
HR SERVICES	521					-	521
IT TELECOM	8,476					-	8,476
MEDITERRANEAN NAUTILUS ITALY	3					-	3
OFI CONSULTING	35,109					-	35,109
OLIVETTI GESTIONI IVREA	375					-	375
OLIVETTI I-JET (in liquidation)	68					-	68
OLIVETTI MULTISERVICES	40,406					-	40,406
OLIVETTI	13,476	20,000		(13,221)		6,779	20,255
TELECOM ITALIA INFORMATION TECHNOLOGY	23,091	38,000		(20,570)	372	17,802	40,893
SOFORA TELECOMUNICACIONES (1)	1				(1)	(1)	-
TECNO SERVIZI MOBILI (in liquidation)	53		(53)			(53)	-
TI DIGITAL SOLUTIONS (ex Path.Net)	7,777				35	35	7,812
TIAUDIT COMPLIANCE LATAM	313					-	313
TELECOM ITALIA CAPITAL	2,388					-	2,388
TELECOM ITALIA DEUTSCHLAND HOLDING	10,820					-	10,820
TELECOM ITALIA INTERNATIONAL	6,835,705					-	6,835,705
TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA	-					-	-
TELECOM ITALIA MEDIA	167,465	110,000		(140,000)		(30,000)	137,465
TELECOM ITALIA MEDIA BROADCASTING	3					-	3
TELECOM ITALIA SAN MARINO	-					-	-
TELECONTACT CENTER	16,504			(1,924)	(5)	(1,929)	14,575
TELENERGIA	50					-	50
TELSY	14,517					-	14,517
TIERRA ARGENTEA	4,620	5,824		(557)		5,267	9,887
TELECOM ITALIA FINANCE	1,448,390					-	1,448,390
TELECOM ITALIA SPARKLE	586,424				42	42	586,466
TLC COMMERCIAL SERVICES	15,100					-	15,100
	9,236,667	**173,824**	**(53)**	**(176,272)**	**443**	**(2,058)**	**9,234,609**

(*) The column "Other changes and reclassification" includes:
a) 8 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the "Long Term Incentive" 2010-2015 (LTI) Plan;
c) 215 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the "Long Term Incentive" 2011 (LTI) Plan;
d) 241 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the "Long Term Incentive" 2012 (LTI) Plan.
(1) For details of the reclassification of Sofora, see the Note "Discontinued operations/Non-current assets held for sale".

(thousands of euros)	Carrying amount at 12/31/2012	Changes during the year					Carrying amount at 12/31/2013
		Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimburse-ments	Impairment losses/ Reversals/ *fair value* adjustments	Other changes and reclassifi-cations	Total changes	
Investments in associates and joint ventures							
AREE URBANE (in liquidation)	-					-	-
ASSCOM INSURANCE BROKERS	20					-	20
IM.SER	40					-	40
NORDCOM	2,143					-	2,143
TELELEASING (in liquidation)	829					-	829
TIGLIO I	14,750			(1,170)		(1,170)	13,580
TIGLIO II	532			(43)		(43)	489
TRENTINO NGN	39,448			(1,348)		(1,348)	38,100
Consorzio EO (in liquidation)	-					-	-
	57,762	**-**	**-**	**(2,561)**	**-**	**(2,561)**	**55,201**

(thousands of euros)	Carrying amount at 12/31/2012	Changes during the year					Carrying amount at 12/31/2013
		Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursem ents	Impairment losses/ Reversals/ *fair value* adjustments	Other changes and reclassific ations	Total changes	
Investments in other companies							
ASSICURAZIONI GENERALI (**)	2,586	-	-	625	-	625	3,211
BANCA UBAE	1,898	-	-	-	-	-	1,898
FIN. PRIV. (**)	10,238	-	-	3,408	-	3,408	13,646
IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832	-	-	-	-	-	3,832
ISTITUTO EUROPEO DI ONCOLOGIA	2,116	-	-	-	-	-	2,116
SIA	11,278	-	-	-	-	-	11,278
Other minor investments	3,700	453	(150)	(636)	-	(333)	3,367
	35,648	**453**	**(150)**	**3,397**	**-**	**3,700**	**39,348**
Total Investments	**9,330,077**	**174,277**	**(203)**	**(175,436)**	**443**	**(919)**	**9,329,158**

(**) Investments measured at fair value.

Note 7
Financial assets
(non-current and current)

Financial assets (non-current and current) are composed as follows:

(millions of euros)		12/31/2013	12/31/2012
Non-current financial assets			
Financial receivables and other non-current financial assets:			
Financial receivables from subsidiaries		6	9
Financial receivables from associates and joint ventures		–	–
Financial receivables from other related parties		–	–
Financial receivables for lease contracts		56	109
Receivables from employees		27	29
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		356	634
Non-hedging derivatives		926	1,662
Other financial receivables			–
Prepaid expenses		–	6
Total non-current financial assets	**(a)**	**1,371**	**2,449**
Current financial assets			
Securities other than investments			
Held for trading		–	–
Held-to-maturity		–	–
Available-for-sale		1,462	363
		1,462	**363**
Financial receivables and other current financial assets			
Financial receivables for lease contracts		78	100
Receivables from employees		10	11
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		220	100
Non-hedging derivatives		125	159
Financial receivables from subsidiaries		110	104
Financial receivables from associates and joint ventures			–
Other financial receivables		1	1
Prepaid expenses		3	1
		547	**476**
Cash and cash equivalents		**1,284**	**2,146**
Total current financial assets	**(b)**	**3,293**	**2,985**
Total financial assets	**(c)=(a+b)**	**4,664**	**5,434**

Non-current financial receivables from subsidiaries include loans granted to TLC Commercial Service of 6 million euros.

Financial receivables for lease contracts refer to:

● indirect contracts, that is, lease contracts negotiated directly by Teleleasing with Telecom Italia customers and of which Telecom Italia is the guarantor. In particular:

– the non-current portion amounted to 51 million euros (101 million euros at December 31, 2012), of which 47 million euros relating to receivables falling due in the next two to five years (96 million euros at December 31, 2012) and 4 million euros due after over five years (5 million euros at December 31, 2012);

- the current portion amounted to 75 million euros (96 million euros at December 31, 2012);
● direct contracts, that is, lease contracts with the rendering of accessory services under the "full rent" formula. In particular:
  - the non-current portion amounted to 5 million euros (8 million euros at December 31, 2012) relating to loans falling due in the next two to five years;
  - the current portion of these contracts amounted to 3 million euros (4 million euros at December 31, 2012).

Receivables from employees (current and non-current) refer to the remaining amount due on loans granted.

Hedging derivatives amounted to 576 million euros (734 million euros at December 31, 2012) and related to:
● hedged items classified as non-current financial assets/liabilities that pertain to the marked to market component (356 million euros) and include cash flow hedges and fair value hedges entered into with Telecom Italia Finance S.A. (122 million euros);
● hedged items classified as current financial assets/liabilities (220 million euros) essentially consisting of accrued income on derivative contracts and including cash flow hedges and fair value hedges entered into with Telecom Italia Capital S.A. (130 million euros) and Telecom Italia Finance S.A. (3 million euros).

Non-hedging derivatives amounted to 1,051 million euros (1,821 thousand euros at December 31, 2012) and included the asset value of transactions that Telecom Italia S.p.A. carries out on behalf of companies of the Group as a centralized treasury function. This item is offset in full by the corresponding item classified in non-current financial liabilities.

At December 31, 2013, the portion of non-hedging derivatives classified as non-current financial assets included 63 million euros related to the value of the embedded option connected to the mandatory convertible bond issued by Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."). For the purpose of recognition in the financial statements the following should be noted.

At maturity, subscribers of the securities are entitled to receive a variable number of Telecom Italia ordinary shares (outstanding or newly issued) on the basis of the market price of those shares. However, the number of Telecom Italia ordinary shares which subscribers are entitled to receive at maturity can never be less (or more) than a minimum (maximum) amount. More specifically, if at maturity of the bond the market price[1] of Telecom Italia ordinary share:
● is between the values of 0.6801 euros and 0.8331 euros, bondholders shall be entitled to receive a variable number of Telecom Italia ordinary shares equivalent to the nominal amount of the bond and depending on the current market price (the number of Telecom Italia ordinary shares will be between a minimum of 1,560,436,922 and a maximum of 1,911,483,605);
● is less than 0.6801 euros, bondholders shall be entitled to receive a fixed number of Telecom Italia ordinary shares equal to the nominal amount of the bond divided by 0.6801 euro (1,911,483,605 Telecom Italia ordinary shares);
● is higher than 0.8331 euros, bondholders shall be entitled to receive a fixed number of Telecom Italia ordinary shares equal to the nominal amount of the bond divided by 0.8331 euro (1,560,436,922 Telecom Italia ordinary shares).

As a result of these features, since the bond issue date (November 8, 2013), the issuer Telecom Italia Finance S.A. has recognized in its financial statements the derivatives embedded in the financial instrument, consisting of the cap and floor provided in the aforementioned mechanism for determining the conversion ratio at maturity; the following items were separately recognized:

---

[1] The market price is calculated as the weighted average of prices over a period of 20 days preceding the third day of open markets before the bond maturity.

- the embedded derivatives, as a single derivative financial asset measured at fair value with recognition of the changes in value through profit or loss;
- the financial liability (net of transaction costs) according to the amortized cost method.

As of December 20, 2013, date on which the shareholders' meeting passed resolutions authorizing the share capital increase of Telecom Italia S.p.A. to service the loan and consequently substantially changed the settlement terms of the loan, from cash payment to payment through Telecom Italia ordinary shares, the embedded option was transferred to Telecom Italia S.p.A.; to this end, an intercompany derivative was entered into with Telecom Italia Finance S.A. whose characteristics mirror the embedded option as recognized by Telecom Italia Finance S.A. with respect to third parties. The value of the intercompany derivative at December 20, 2013 was 92 million euros. Following the transfer of the embedded option with equity settlement, a financial payable was recognized towards Telecom Italia Finance S.A. for 92 million euros corresponding to the above-mentioned fair value of the option at December 20, 2013.

Telecom Italia S.p.A. also recognized in its financial statements the financial guarantee given in relation to the commitment taken by the subsidiary Telecom Italia Finance S.A. towards subscribers of the bond. This guarantee shall be remunerated in line with market standards.

Unless the bonds are redeemed in advance, the conversion of the bonds into Telecom Italia S.p.A ordinary shares at maturity will involve the issue of new ordinary shares by Telecom Italia, the payment of the subscription price by Telecom Italia Finance S.A. to Telecom Italia and delivery of the new ordinary shares to subscribers.

Therefore, at the time of conversion Telecom Italia will recognize the receipt of the shares subscription price and the closing of the embedded option with Telecom Italia Finance S.A., with corresponding recognition in equity.

The terms of issue include the option of both accelerated conversion and early conversion at the discretion of the issuer. In the event of accelerated conversion, any deferred interest may be paid in cash or in Telecom Italia S.p.A shares, at the issuer's discretion.

At December 31, 2013, non-hedging derivatives referred to:
- items classified as non-current assets (926 million euros) and included derivatives entered into by Banca Intesa (91 million euros), Mediobanca group (15 million euros), Telecom Italia Capital S.A. (330 million euros) and Telecom Italia Finance S.A. for 63 million euros, relating to the fair value measurement at December 31, 2013 of the embedded option of the above-mentioned mandatory convertible bond issued by Telecom Italia Finance S.A.;
- items classified as current assets (125 million euros) and included derivatives entered into by Banca Intesa (10 million euros), Mediobanca group (1 million euros) and Telecom Italia Capital S.A. (63 million euros).

Further details are provided in the Note "Derivatives".

Securities other than investments (included in current assets) due beyond three months and recognized at market value consisted of:
- Italian treasury bonds (258 million euros) and Treasury Credit Certificates (5 million euros assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012). The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been purchased in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009. For further details, reference should be made to the Note "Financial risk management" in the separate financial statements of Telecom Italia S.p.A. at December 31, 2013;
- securities held in portfolio by Telecom Italia S.p.A for a total nominal amount of 1,577 million euros as a result of the buyback offer on bonds of Telecom Italia Capital S.A. completed on June 3, 2013.

Cash and cash equivalents decreased 862 million euros compared to December 31, 2012 and were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Liquid assets with banks, financial institutions and post offices	1,265	1,984
Checks, cash and other receivables and deposits for cash flexibility	1	1
Receivables from subsidiaries	18	161
Total	**1,284**	**2,146**

The different technical forms of investing available cash at December 31, 2013 can be analyzed as follows:

- maturities: investments have a maximum maturity of three months;
- counterpart risks: investments are made with leading banking and financial institutions with high credit quality and with a rating of at least BBB- according to Standard & Poor's or similar rating agencies;
- country risk: deposits have been made mainly in major European financial markets.

Note 8
Miscellaneous receivables and other non-current assets

Miscellaneous receivables and other non-current assets increased 138 million euros compared to compared to December 31, 2012 and consisted of:

(millions of euros)	12/31/2013	Of which IAS 39 Financial Instruments	12/31/2012	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:				
Miscellaneous receivables from subsidiaries	–		1	
Miscellaneous receivables from associates	–	–	–	
Other receivables	347	3	342	4
Medium/long-term prepaid expenses	787		653	
Total	**1,134**	3	**996**	4

The item other receivables relates to the receivable and related interests accrued at December 31, 2013 (for a total of 344 million euros) for the refund deriving from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs following the entry into force of Decree Law 16/2012. For more information, reference should be made to the Note "Income tax expense".

Lastly, medium/long-term prepaid expenses mainly relate to the deferral of costs in connection with contracts for the activation of telephone services.

Note 9
Income tax expense

Income tax receivables

Income tax receivables amounted to 445 million euros at December 31, 2013 (392 million euros at December 31, 2012).

Income tax receivables include 344 million euros in tax receivables for non-current assets, carried by Telecom Italia S.p.A. as the consolidating entity, for both the portion due to Telecom Italia itself (334 million euros), and the portion attributable to the companies taking part in tax consolidation (10 million euros, which had a contra-entry of the same amount under miscellaneous non-current payables to subsidiaries). These receivables were recognized due to the right to retroactively deduct, for years 2004 to 2011, the IRAP tax due on labor costs (in addition to the current deductibility of 10% of IRAP tax paid) from the IRES taxable base, following the approval of Decree Law 16/2012.

Income tax receivables also include receivables for current assets of 101 million euros, of which: 83 million euros for the IRES tax receivable arising from the national consolidated tax return for 2013 (carried by Telecom Italia S.p.A. as the consolidating entity), and 18 million euros in surplus advance payments for IRAP tax and other minor taxes.

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(millions of euros)	12/31/2013	12/31/2012
Deferred tax assets	560	824
Deferred tax liabilities	(2)	(2)
Total	**558**	**822**

The presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally permitted. The composition of the gross amounts prior to offsetting is presented below:

(millions of euros)	12/31/2013	12/31/2012
Deferred tax assets	668	934
Deferred tax liabilities	(110)	(112)
Total	**558**	**822**

Upon presentation of the tax return for the year 2008, the company took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fell under the "derivation regime" and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment - which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013 – resulted in an absorption of net deferred tax assets of 64 million euros per year. At December 31, 2013, the related tax credit was written down to nil (64 million euros at December 31, 2012).

The temporary differences which made up this line item at December 31, 2013 and 2012, as well as the movements during 2013 were as follows:

(millions of euros)	12/31/2012	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2013
Deferred tax assets:					
Provisions for pension fund integration Law 58/92	13	(3)			10
Provisions	105	(8)			97
Provision for bad debts	211	(51)			160
Financial instruments	388		(136)		252
Capital grants	6	(2)			4
Taxed depreciation and amortization	132	5			137
Other deferred tax assets	16	(8)			8
Unused tax credit (realignment, Leg. Decree 185/08)	64	(64)			-
Total	**934**	**(130)**	**(136)**		**668**
Deferred tax liabilities:					
Accelerated depreciation	(27)	3			(24)
Deferred gains	(2)	(5)			(7)
Discounting of provision for employee severance indemnities	(28)				(28)
Financial instruments	(21)		6		(15)
Other deferred tax liabilities	(34)	(2)			(36)
Total	**(112)**	**(4)**	**6**		**(110)**
Total Net deferred tax assets (liabilities)	**822**	**(134)**	**(130)**		**558**

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2013 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2013
Deferred tax assets	254	414	668
Deferred tax liabilities	(14)	(96)	(110)
Total Net deferred tax assets (liabilities)	**240**	**318**	**558**

At December 31, 2013, the Company had tax-suspended equity reserves of 1,836 million euros, subject to taxation in the event of distribution, on which deferred taxes had not been allocated as their distribution is not foreseen.

Income tax expense

The income tax expense for the years ended December 31, 2013 and 2012 is detailed below.

(millions of euros)	2013	2012
IRAP taxes for current year	259	314
IRES taxes for current year	524	721
Expenses/(income) from tax consolidation	19	40
Current taxes of prior years	(90)	(363)
Total current taxes	**712**	**712**
Deferred income taxes	85	79
Deferred taxes of prior years	49	5
Total deferred taxes	**134**	**84**
Total income tax expense for the year	**846**	**796**

The IRES tax rate is 27.5%, while the IRAP tax rate has been set at 3.9%.

The positive impact of taxes from previous years (41 million euros) came from the improvement (90 million euros) resulting from the actual tax return compared to the estimate made in the 2012 financial statements based on a prudent interpretation of the tax laws in effect at the time, partly offset additional deferred taxes from previous years (49 million euros).

The tax consolidation enabled the deductibility of interest expenses up to 354 million euros for IRES tax purposes, which would otherwise not have been deductible under the provisions of art. 96 TUIR.

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2013 (27.5%), and the effective tax charge in the separate financial statements is as follows:

(millions of euros)	2013	2012
Profit (loss) before tax	**(182)**	**(1,025)**
Income taxes on theoretical income (loss)	**(50)**	**(282)**
Income tax effect on increases (decreases) in variations:		
dividends recognized in income	(28)	(36)
non-deductible goodwill impairment loss	601	1,104
non-deductible impairments and losses on investments	49	30
non-taxable gains on investments and other income	-	(3)
non-deductible costs	33	8
other taxed items	18	13
IRES tax refund benefit due to partial deductibility of IRAP tax	-	(303)
IRES taxes for previous years	(32)	(41)
Effective income tax recognized in income statement, excluding IRAP tax	**591**	**490**
IRAP tax	255	306
Total effective income tax recognized in income statement	**846**	**796**

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP) tax has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a tax basis other than pre-tax profit.

Note 10
Inventories

Inventories amount to 154 million euros at December 31, 2013, increasing 42 million euros compared to December 31, 2012. They mainly consist of equipment, handsets and the relative accessories for fixed-line and mobile telecommunications.

In 2013, inventories were written down by 4 million euros mainly in reference to the adjustment to estimated realizable value of fixed and mobile equipment used for marketing purposes.

No inventories are pledged as collateral.

Note 11
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 714 million euros compared to December 31, 2012 and were broken down as follows:

(millions of euros)		12/31/2013	Of which IAS 39 Financial Instruments	12/31/2012	Of which IAS 39 Financial Instruments
Amounts due on construction contracts	**(a)**	**42**		**62**	
Trade receivables					
Receivables from customers		1,941	1,941	2,349	2,349
Receivables from other telecommunications operators		410	410	750	750
Receivables from subsidiaries		146	146	152	152
Receivables from associates and joint ventures		4	4	11	11
Receivables from other related parties		44	44	45	45
Customer collections pending credit		16	16	13	13
	(b)	**2,561**	2,561	**3,320**	3,320
Miscellaneous receivables and other current assets					
Receivables from subsidiaries		27	–	43	–
Receivables from associates and joint ventures		–	–	–	–
Receivables from other related parties		89	89	81	81
Other receivables		326	106	305	100
Trade and miscellaneous prepaid expenses		430		378	–
	(c)	**872**	195	**807**	181
Total	**(a+b+c)**	**3,475**	2,756	**4,189**	3,501

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

The aging of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2013 and December 31, 2012 is as follows:

(millions of euros)	12/31/2013	Total current	Total overdue	0-90 days	Overdue: 91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	**2,756**	2,062	694	176	118	148	252

(millions of euros)	12/31/2012	Total current	Total overdue	0-90 days	Overdue: 91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	**3,501**	2,642	859	148	162	174	375

The decrease in current receivables compared to December 31, 2012 (580 million euros) mainly reflected the performance of sales.

Overdue receivables also decreased compared to December 31, 2012 (165 million euros); the reduction in receivables due in more than 365 days (of -123 million euros compared to December 31, 2012) was mainly influenced by the reaching of agreements and the settlement of several legal disputes with other operators.

Trade receivables amounted to 2,561 million euros (3,320 million euros at December 31, 2012) and were net of the provision for bad debts of 584 million euros (642 million euros at December 31, 2012). Movements in the provision for bad debts were as follows:

(millions of euros)	2013	2012
At January 1	642	571
Provision charges to the income statement	172	237
Utilization and decreases	(230)	(166)
At December 31	**584**	**642**

The provision for bad debts included specific write-downs of 278 million euros (302 million euros at December 31, 2012) and write-downs made on the basis of average uncollectibility of 306 million euros (340 million euros at December 31, 2012). Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Receivables from customers stood at 1,941 million euros, down 408 million euros compared to December 31, 2012. Receivables from other telecommunications operators (amounting to 410 million euros) were also down (340 million euros) compared to December 31, 2012.

Receivables from subsidiaries amounted to 146 million euros (down 5 million euros compared to December 31, 2012) and mainly related to TLC services provided to 4GRetail (42 million euros), Telecom Italia Sparkle (33 million euros), Telecom Italia Digital Solutions (33 million euros), and Telecom Italia Information Technology (11 million euros).

Receivables from associates and joint ventures, amounting to 4 million euros, are related to Teleleasing (1 million euros) for the sale of TLC equipment and services and to TM News (1 million euros).

Receivables from other related parties, amounting to 44 million euros, related in particular to balances with the Intesa Sanpaolo group (23 million euros) and the Generali group (14 million euros).

Miscellaneous receivables other current assets stood at 872 million euros (807 million euros at December 31, 2012) and were net of a provision for bad debts of 75 million euros. Specifically, receivables from subsidiaries principally refer to credit positions connected with the Group VAT procedure and with tax consolidation.

Receivables from other related parties refer to Intesa Sanpaolo group, mainly for the sale of dealer receivables and for mobile equipment sales, carried out with Mediofactoring, a company in the Intesa Sanpaolo group.

Trade and miscellaneous prepaid expenses mainly relate to the deferrals of costs referring to the activation of new contracts (282 million euros), building leases (69 million euros), rentals and maintenance (23 million euros) and insurance premiums (14 million euros).

Other receivables amounted to 326 million euros (305 million euros at December 31, 2012) and were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Advances to suppliers	19	4
Receivables from employees	21	22
Tax receivables	16	41
Sundry receivables	270	238
Total	**326**	**305**

Tax receivables totaling 16 million euros mostly consisted of credits resulting from tax returns and other taxes, as well as VAT receivable on the purchase of cars and related accessories for which refunds were requested under Decree Law 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly included:

- receivables from other factoring companies (52 million euros);
- receivables for the Universal Service (27 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia's obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;
- receivables from the Italian State and the European Union (15 million euros) for grants relating to research and training projects;
- miscellaneous receivables from OLOs (61 million euros);
- receivables from social security and assistance agencies (68 million euros).

Note 12
Discontinued operations/Non-current assets held for sale

Discontinued operations/Non-current assets held for sale amounted to 1,202 euros. They related to the carrying amount of the company Sofora Telecomunicaciones that was classified under this line item following the acceptance - on November 13, 2013 - of the purchase offer made by the Fintech Group for the shares held in that company by Telecom Italia S.p.A. (32.50%) and by Telecom Italia International N.V. (35.50%); the transaction is part of a broader project involving the sale of the entire controlling stake in Telecom Argentina, both directly and through Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea, for a total amount of 960 million dollars. The above-mentioned sale of shares is conditional upon obtaining certain required regulatory approvals and is expected to be completed in 2014.

Note 13
Equity

Equity consisted of:

(millions of euros)	12/31/2013	12/31/2012
Share capital issued	**10,694**	**10,694**
less: treasury shares	(21)	(21)
Share capital	**10,673**	**10,673**
Paid-in capital	**1,704**	**1,704**
Legal reserve	**2,138**	**2,138**
Other reserves:		
Merger surplus reserve	2,089	2,089
Other	475	132
Total other reserves	**2,564**	**2,221**
Retained earnings, including profit (loss) for the year	**(499)**	**993**
Total	**16,580**	**17,729**

Movements in share capital during 2013 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2012 and December 31, 2013

(number of shares at par value of 0.55 euros)		At 12/31/2012	Shares issued for plans intended for employees	At 12/31/2013	% of share capital
Ordinary shares issued	(a)	13,416,839,374	204,151	13,417,043,525	69.01
less: treasury shares	(b)	(37,672,014)		(37,672,014)	
Ordinary shares outstanding	(c)	13,379,167,360	204,151	13,379,371,511	
Savings shares issued and outstanding	(d)	6,026,120,661		6,026,120,661	30.99
Total shares issued	**(a+d)**	**19,442,960,035**	**204,151**	**19,443,164,186**	**100**
Total shares outstanding	**(c+d)**	**19,405,288,021**	**204,151**	**19,405,492,172**	

Reconciliation between the value of shares outstanding at December 31, 2012 and December 31, 2013

(thousands of euros)		Share capital at 12/31/2012	Change in share capital as a result of plans intended for employees	Share capital at 12/31/2013
Ordinary shares issued	(a)	7,379,262	112	7,379,374
less: treasury shares	(b)	(20,720)	-	(20,720)
Ordinary shares outstanding	(c)	7,358,542	112	7,358,654
Savings shares issued and outstanding	(d)	3,314,366	-	3,314,366
Total share capital issued	**(a+d)**	**10,693,628**	**112**	**10,693,740**
Total share capital outstanding	**(c+d)**	**10,672,908**	**112**	**10,673,020**

The total amount of ordinary treasury shares at December 31, 2013 was 40 million euros, recognized as follows: the part relating to par value (21 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

Share capital increased 112 thousand euros as a result of the issue of ordinary shares as part of the first stage of the "Long Term Incentive Plan 2010-2015", approved by the Company's shareholders' meeting of April 29, 2010. For further details see the description provided in the sections below and in the Note "Equity compensation plans".

Lastly, please note that, with effect from January 22, 2014, date in which the resolution passed by the Extraordinary Shareholders' Meeting of December 20, 2013 was entered in the Companies Register, the ordinary and savings shares of Telecom Italia S.p.A. shall be without par value.

Share capital information

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders' meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Accordingly, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the Telecom Italia S.p.A. savings shares are indicated below:
- the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;
- after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders' meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;
- if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;
- in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders' meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;
- the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;
- upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

- in the event of the cessation of trading in the Company's ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders' meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191 million euros.



Paid-in capital at December 31, 2013, amounted to 1,704 million euros, and increased 10 thousand euros as a result of the issue of ordinary shares as part of the first stage of the "Long Term Incentive Plan 2010-2015", approved by the Company's shareholders' meeting of April 29, 2010.

The **Legal reserve** totaled 2,138 million euros at December 31, 2013, unchanged compared to December 31, 2012. The legal reserve carries a restriction on tax suspension up to the amount of 1,835 million euros .

Other reserves amounted in total to 2,564 million euros at December 31, 2013, decreasing 343 million euros compared to December 31, 2012. The various reserves are analyzed as follows:

- Merger surplus reserve (2,089 million euros): unchanged from December 31, 2012;
- Reserve for remeasurements of employee defined benefit plans (129 million euros): this reserve was established in 2012 following the early application of the new IAS 19 (Employee Benefits) ("IAS 19 (2011)"). The reserve decreased by 14 million euros compared to December 31, 2012, following the recognition of actuarial losses for the year 2013, after the net fiscal impact;
- Revaluation reserve pursuant to Law 413 of December 30, 1991 (1 million euros): unchanged from December 31, 2012;
- Reserve for Plans pursuant to art. 2349 of the Italian Civil Code (18 million euros at December 31, 2013): this reserve increased by 5 million euros compared to December 31, 2012, due to the:
  - increase of 10 million euros following the resolution of the Company's shareholders' meeting of April 17, 2013, approving the allocation of that amount to service the capital increases being resolved, through the assignment of profits to be earned as part of the "Long Term Incentive Plan 2012";
  - decrease of 5 million euros following the lapse of almost all of the commitment approved by the Company's shareholders' meeting of April 12, 2011 as part of the "Long Term Incentive Plan 2010-2015".

  Lastly, please note that this reserve also included 8 million euros for the provision approved by the Company's shareholders' meeting of May 15, 2012 as part of the "Long Term Incentive Plan 2011".
- Reserve for cash flow hedges (a negative 652 million euros at December 31, 2013 and negative 1,015 million euros at December 31, 2012): this reserve increased by 363 million euros compared to December 31, 2012. This reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;
- Reserve for available-for-sale financial assets (25 million euros): this reserve decreased by 18 million euros compared to December 31, 2012. This reserve included unrealized losses regarding the investments in Fin.Priv. (2 million euros) and Assicurazioni Generali (1 million euros) and 28 million euros for the net positive fair value adjustment of other available-for-sale financial assets, net of the relative tax effects;
- Reserve for other equity instruments: this reserve amounted to 6 million euros (an increase of 1 million euros compared to December 31, 2012) and consisted of:
  - the value of the stock options granted to executive directors in accordance with the "Top Plan 2008" (2 million euros);
  - the value of the rights granted to subscribers of the "Long Term Incentive Plan 2010-2015" (1 million euros);
  - the value of the rights granted to subscribers of the "Long Term Incentive Plan 2011" (2 million euros);
  - the value of the rights granted to subscribers of the "Long Term Incentive Plan 2012", approved by the shareholders' meeting held on May 15, 2012 (1 million euros).

- Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (521 million euros): unchanged from December 31, 2012;
- Miscellaneous reserves (428 million euros).

Retained earnings (accumulated losses), including profit (loss) for the year, was negative by 499 million euros at December 31, 2013, down 1,492 million euros compared to December 31, 2012. The change was due to:
- the loss for the year 2013 (1,028 million euros);
- dividends approved by the Company's shareholders' meeting of April 17, 2013 upon approval of the 2012 Separate Financial Statements (454 million euros, equal to 0.02 euro per ordinary share and 0.031 euro per savings share);
- the reclassification, of 10 million euros, to the Reserve for Plans pursuant to art. 2349 of the Italian Civil Code, following the approval by the Company's shareholders' meeting resolution of April 17, 2013, relating to the "Long Term Incentive Plan 2012".

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in the three-year period 2011-2013.

Statement according to art. 2427, 7-bis

Nature/Description (millions of euros)	Amount at 12/31/2013	Possibility of utilization	Amount available	Summary of the amounts utilized in the three-year period 2011-2013	
				for absorption of losses	for other reasons
Share capital	**10,673**				
Capital reserves:					
Paid-in capital	1,704	A,B,C	1,704		
Legal reserve	1,953	B	-		
Reserve pursuant to art. 13, Law Decree 124/93	-				
Reserve pursuant to art. 74, Italian Presidential Decree 917/86	-			6	
Reserve Law 266/2005 pursuant to art. 1, paragraph 469 - Law 342/2000 pursuant to art. 14	-			316	
Reserve for other equity instruments	6	B	-		
Reserve for capital grants	-		-	538	
Other	66	A,B,C	66		
Reserve for remeasurements of employee defined benefit plans	57	B	-		
Reserve pursuant to art. 7, paragraph 7, Law Decree 38/2005	521	B	-		
Merger surplus reserve	2,011	A,B,C	2,011		
Profit reserves					
Legal reserve	185	B	-		
Reserve for capital grants	-		-	65	
Reserve for "Plans pursuant to art. 2349 of the Italian Civil Code"	18	A,B	18		
Revaluation reserve pursuant to Law 413/91	1	A,B,C	1		
Other	381	A,B,C	381		2
Reserve for cash flow hedges and related underlyings	(652)	B	(652)		
Reserve for available-for-sale financial assets	25	B	-		
Reserve for remeasurements of employee defined benefit plans	72	A,B,C	72		
Merger surplus reserve	78	A,B,C	78		
Retained earnings	529	A,B,C	529	4,468	1,355
Total	**17,628**		**4,208**	**5,393**	**1,357**
Treasury shares			(40)		
Amount not distributable [(1)]			19		
Remaining amount distributable			**4,149**		

Key:
A = for share capital increase;
B = for absorption of losses;
C = for distribution to shareholders
(1)   Represents the amount not distributable due to: the Reserve for "Plans pursuant to art. 2349 of the Italian Civil Code" (18 million euros), as well as the part of the paid-in capital needed to supplement the legal reserve to reach 1/5 of the share capital (1 million euros).

Specifically, the amounts shown in the column "Summary of the amounts utilized in the three-year period 2011-2013 – for other reasons" relate to the distribution of dividends, as well as costs connected to the distribution of the dividends.

The distributable reserves without any tax charges to be borne by the Company – gross of the loss for the year 2013 – amount to 4,148 million euros.

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(millions of euros)	
Off-book deductions at December 31, 2012	**57**
Reversal for taxation during the year	(2)
Off-book deductions at December 31, 2013	**55**
Deferred taxes (IRES and IRAP)	(15)
Restriction on equity at December 31, 2013	**40**

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2012, the deductions decreased by 2 million euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 40 million euros.

Future potential changes in share capital

The table below reports future potential changes in share capital connected with the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." issued in November 2013 by Telecom Italia Finance S.A., with the authorizations to increase the share capital existing at December 31, 2013 and the options and rights granted under equity compensation plans still outstanding at December 31, 2013.

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)				
Resolution by the shareholders' meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
"Long Term Incentive Plan 2010-2015" (bonus capital increase)	201,243	111	-	-
"Long Term Incentive Plan 2011" (capital increase in cash for Selected Management)	n.a.	4,438	n.a.	n.a.
"Long Term Incentive Plan 2011" (bonus capital increase for Selected Management)	n.a.	4,438	-	-
"Long Term Incentive Plan 2011" (bonus capital increase for Top Management)	n.a.	2,559	-	-
"Long Term Incentive Plan 2012" (capital increase in cash for Selected Management)	n.a.	4,620	n.a.	n.a.
"Long Term Incentive Plan 2012" (bonus capital increase for Selected Management)	n.a.	4,620	-	-
"Long Term Incentive Plan 2012" (bonus capital increase for Top Management)	n.a.	2,995	-	-
Resolution by the shareholders' meeting held on April 17, 2013	72,000,000	39,600	n.a.	n.a.
Total additional capital increases not yet approved (ordinary shares)		**943,381**		
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)				
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	238,875	n.a.	n.a.
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)	**n.a.**	**1,538,875**	**n.a.**	**n.a**
Total		**2,482,256**		

(*) Amounts stated for capital increases connected with incentive plans and the Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A. are the "total estimated value" inclusive of any premiums.

On April 17, 2013 Directors were given the power, for five years, to increase the share capital as follows: (i) by the issuance for cash of a maximum of 54,000,000 new ordinary shares for a nominal amount no greater than 29,700,000 euros (will allocation to share capital of the amount of 0.55 euros for each share issued), with regular dividend entitlement, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, to be offered to the employees who are beneficiaries of the "2013 Employee Share Ownership Plan", and subsequently (ii) for a maximum amount of 9,900,000 euros (18,000,000 ordinary shares) by the allocation of the corresponding maximum amount of profits pursuant to article 2349 of the Italian Civil Code, with issuance of new ordinary shares (with allocation to share capital of the amount of 0.55 euros for each share issued), with regular dividend entitlement, in the number necessary for the granting of one free share for every three shares subscribed for cash as above, by the employees who are beneficiaries of the "2013 Employee Share Ownership Plan", subject to the terms and conditions and by the methods specified therein. At December 31, 2013, the share ownership plan related to the present authorization to increase the share capital had not been launched.

On March 6, 2014 the Board of Directors exercised the power to increase the share capital as detailed above, only point (i) on the portion of the capital increase in cash.

The Extraordinary Shareholders' Meeting of Telecom Italia S.p.A. of December 20, 2013 resolved to increase the share capital against cash payments, in tranches, with disapplication of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, for a total maximum amount, including any share premium, of 1.3 billion euros (in addition to the value of the interest on the Bonds which may also be settled in shares for a maximum sum of 238,875,000), to be carried out in one or more tranches by the issue of ordinary shares of the Company with regular dividend entitlement solely to enable the conversion of the bond issue named "Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A." in compliance with the criteria determined by the related Regulations.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

On November 7, 2013, the Board of Directors of the Company, approved, to the extent of its responsibility, the issuance of the above-mentioned fixed rate subordinated equity-linked bond already with guarantee from Telecom Italia named "Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A." by Telecom Italia Finance S.A..

Note 14
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current financial liabilities		
Financial payables (medium/long-term)		
Bonds	15,828	15,138
Amounts due to banks	2,888	4,586
Payables to other lenders	216	281
Payables to subsidiaries	6,683	9,878
	25,615	**29,883**
Finance lease liabilities (medium/long-term)		
Payables to subsidiaries	–	1
Payables to associates	56	109
Payables to others	945	1,048
	1,001	**1,158**
Other financial liabilities (medium/long-term)		
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,674	2,183
Non-hedging derivatives	863	1,662
Deferred income	1	1
	2,538	**3,846**
Total non-current financial liabilities (a)	**29,154**	**34,887**
Current financial liabilities		
Financial payables (short term)		
Bonds	1,406	1,192
Amounts due to banks	2,378	634
Payables to other lenders	394	420
Payables to subsidiaries	4,184	2,480
Payables to associates	–	–
Other financial payables	–	–
	8,362	**4,726**
Finance lease liabilities (short-term)		
Payables to subsidiaries	–	1
Payables to associates	69	103
Payables to others	119	113
	188	**217**
Other financial liabilities (short-term)		
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	205	322
Non-hedging derivatives	126	159
Deferred income	1	1
	332	**482**
Total Current financial liabilities (b)	**8,882**	**5,425**
Total financial liabilities (Gross Financial Debt) (a+b)	**38,036**	**40,312**

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2013 (millions of foreign currency)	12/31/2013 (millions of euros)	12/31/2012 (millions of foreign currency)	12/31/2012 (millions of euros)
USD	1,076	780	3,011	2,282
GBP	2,536	3,043	2,535	3,106
JPY	40,090	277	40,096	353
EURO		33,936		34,571
		38,036		**40,312**

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	12/31/2013	12/31/2012
Up to 2.5%	10,219	12,067
From 2.5% to 5%	7,283	6,381
From 5% to 7.5%	12,653	12,262
From 7.5% to 10%	3,819	4,013
Over 10%	331	356
Accruals/deferrals, MTM and derivatives	3,731	5,233
	38,036	**40,312**

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2013	12/31/2012
Up to 2.5%	5,716	4,772
From 2.5% to 5%	11,539	8,729
From 5% to 7.5%	13,187	18,406
From 7.5% to 10%	3,532	2,816
Over 10%	331	356
Accruals/deferrals, MTM and derivatives	3,731	5,233
	38,036	**40,312**

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

(millions of euros)	maturing by 31/12 of the year:						
	2014	2015	2016	2017	2018	After 2018	Total
Bonds	841	1,470	2,250	2,900	2,250	6,867	16,578
Loans and other financial liabilities	5,033	972	284	637	681	7,821	15,428
Finance lease liabilities	175	127	127	139	149	459	1,176
Total	**6,049**	**2,569**	**2,661**	**3,676**	**3,080**	**15,147**	**33,182**
Current financial liabilities	1,809						1,809
Total	**7,858**	**2,569**	**2,661**	**3,676**	**3,080**	**15,147**	**34,991**

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current portion	15,828	15,138
Current portion	1,406	1,192
Total carrying amount	**17,234**	**16,330**
Fair value adjustment and measurement at amortized cost	(656)	(706)
Total nominal repayment amount	**16,578**	**15,624**

The nominal repayment amount totaled 16,578 million euros, increasing 954 million euros compared to December 31, 2012, as a result of the new issues and repayments in 2013.

The following table lists the bonds issued by Telecom Italia S.p.A., expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/13 (%)	Market value at 12/31/13 (millions of euros)
Bonds issued								
Euro	284	284.1	7.875%	1/22/09	1/22/14	99.728	100.336	285
Euro	557	556.8	4.750%	5/19/06	5/19/14	99.156	101.345	564
Euro	750	750	4.625%	6/15/12	6/15/15	99.685	103.707	778
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	96.875	116
GBP	500	599.7	5.625%	6/29/05	12/29/15	99.878	105.358	632
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	105.716	1,057
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	112.536	957
Euro	400	400	3 month Euribor + 0.79%	6/7/7	6/7/16	100	96.703	387
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	111.997	1,120
Euro	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	104.836	1,048
GBP	750	899.6	7.375%	5/26/09	12/15/17	99.608	110.274	992
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	105.036	788
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	110.537	829
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	106.732	1,334
GBP	850	1,019.6	6.375%	6/24/04	6/24/19	98.850	104.764	1,068
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	99.498	995
Euro	1,000	1,000	4.875%	9/25/13	9/25/20	98.966	102.763	1,028
Euro	(**) 198	198	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	198
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	102.219	1,278
GBP	400	479.8	5.875%	5/19/06	5/19/23	99.622	96.380	462
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	79.735	534
Euro	750	750	7.750%	3/20/13	3/20/73	99.499	103.474	776
Total		**16,577.6**						**17,226**

(*) Weighted average issue price for bonds issued with more than one tranche.
(**) Reserved for employees.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

The change in bonds during 2013 is as follows:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. subordinated bonds 750 million euros 7.750% maturing 3/20/2073	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 09/25/2020	Euro	1,000	9/25/2013

Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073

The hybrid debt securities are Telecom Italia's first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange. The bond was repaid in advance on March 3, 2014. For more details see the Note "Events subsequent to December at December 31, 2013".

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 432 million euros 6.750% [1]	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros, variable-rate [2]	Euro	268	7/19/2013

(1) Net of buybacks by the Company for 218 million euros during 2011 and 2012.
(2) Net of buybacks by the Company during 2012.

Buybacks

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing between June 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to around 1.2 billion euros). The repurchased bonds are in the portfolio of the buyer Telecom Italia S.p.A., while at consolidated level the bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price
Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

Medium/long-term **amounts due to banks** of 2,888 million euros (4,586 million euros at December 31, 2012) decreased by 1,698 million euros, mainly as a result of the classification of the Revolving Credit Facility maturing in August 2014 under current financial liabilities.
Short-term amounts due to banks totaled 2,378 million euros, increasing 1,744 million euros (634 million euros at December 31, 2012). Short-term amounts due to banks included 2,314 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term **payables to other lenders** amounted to 216 million euros (281 million euros at December 31, 2012) and included 182 million euros for the loan expiring in October 2016 for the purchase of the user rights for the LTE frequencies. Short-term payables to other lenders amount to

394 million euros (420 million euros at December 31, 2012) and included 106 million euros for the current portion of medium/long-term payables to other lenders (of which 94 million euros relating to the loan to purchase of the user rights for the LTE frequencies).

Medium/long-term payables to subsidiaries amounted to 6,683 million euros, decreasing 3,195 million euros compared to December 31, 2012 (9,878 million euros). They refer to loans obtained from Telecom Italia Capital S.A. (5,422 million euros) and from Telecom Italia Finance S.A. (1,261 million euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amount to 4,184 million euros and increased by 1,704 million euros compared to December 31, 2012 (2,480 million euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (1,806 million euros) and Telecom Italia Finance S.A. (899 million euros), short-term loans payable to Telecom Italia Finance S.A. (1,005 million euros), Telecom Italia Sparkle (90 million euros), and Ofi Consulting (31 million euros), in addition to treasury service current account transactions settled at market rates mainly with Telecom Italia Information Technology (73 million euros), Telecom Italia Sparkle (68 million euros), Telenergia (30 million euros), Olivetti Multiservices (21 million euros), Olivetti (14 million euros).
In addition, as already indicated in the Note "Financial assets (non-current and current)", following the transfer (upon approval of the Telecom Italia share capital increase by the shareholders' meeting on December 20, 2013) of the embedded option with equity settlement relating to the mandatory convertible bonds issued by Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."), initially recognized in the financial statements Telecom Italia Finance S.A., a payable was recognized to the latter of 92 million euros corresponding to the fair value of the option at the date of December 20, 2013.

Medium/long-term **finance lease liabilities** – amounting to 1,001 million euros (1,158 million euros at December 31, 2012) – mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amounted to 188 million euros (217 million euros at December 31, 2012).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amounted to 1,674 million euros (2,183 million euros at December 31, 2012). Hedging derivatives relating to hedged items classified as current liabilities of a financial nature amounted to 205 million euros (322 million euros at December 31, 2012). Further details are provided in the Note "Derivatives".
Medium/long-term **non-hedging derivatives** amounted to 863 million euros (1,662 million euros at December 31, 2012). Short-term non-hedging derivatives amounted to 126 million euros (159 million euros at December 31, 2012). These line items include the measurement of transactions which Telecom Italia S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function and are offset in full by the corresponding items classified in financial assets. Further details are provided in the Note "Derivatives".

"Covenants", "Negative pledges" and other contract clauses in effect at December 31, 2013

With reference to the loans received by Telecom Italia S.p.A. ("Telecom Italia") from the European Investment Bank ("EIB"), it is noted that following the downgrade of Telecom Italia to Baa3 by Moody's on February 11, 2013, the EIB performed a review of all the outstanding contracts (which, at the time, came to a total nominal amount of 3,350 million euros). The parties agreed to slightly modify the contracts with reference to the clauses of asset disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Lastly a clause was added on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinate to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor's, Baa3 for Moody's and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or that Telecom Italia provide another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank, specifying a term for that establishment. If Telecom Italia does not comply with the EIB's requests, the latter shall have the right to demand the immediate repayment of the amount disbursed.
Following the downgrade by Moody's on October 8, 2013 and Standard & Poor's on November 14, 2013, the Company provided the contractually required notification and initiated the necessary discussions with the Bank.

With reference to the EIB loans not secured by bank guarantees for an nominal amount of 1,450 million euros (out of a total nominal amount of 2,850 million euros at December 31, 2013), the following covenants are applied:
- in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);
- "Inclusion clause" provided for in the 100 million euro loan of 5 August 2011 and the 300 million euro loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;
- "Network Event" contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.
The syndicated bank line contains the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes

place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

- *Multi-currency revolving credit facility ("MRCF")* (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.
  The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that will enter into force upon expiry of the MRCF on August 1, 2014, and specifically:
  – *Revolving Credit Facility* ("RCF 2017") signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and
  – *Revolving Credit Facility* ("RCF 2018") signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.
  In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MCRF, the facility will cease to be effective and Telecom Italia will be required to repay any sum disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the 2017 RCF or 2018 RCF, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders' meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders' agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

- *Bonds*. (1) fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A.ordinary shares, issued by Telecom Italia Finance S.A. (the "Issuer") and guaranteed by Telecom Italia S.p.A. (the "Guarantor"). The trust deed establishes that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) by the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories; (2) the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

- *Contracts with the European Investment Bank (EIB)*. The total nominal amount is 2.85 billion euros:
  – The contracts signed by Telecom Italia with the EIB, for an amount of 2.15 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders' meeting or, in any case, a number of shares such that it represents

more than 50% of the share capital. Whenever, in the bank's reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

– the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders' meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

– the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7, 2013 for an amount of 100 million euros, contain an "inclusion clause" according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

● Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – of not implementing mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

Finally, as of December 31, 2013, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2013:

(billions of euros)	12/31/2013		12/31/2012	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - expiring December 2013	-	-	0.2	-
Total	**8.0**	**1.5**	**9.45**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

It should also be recalled that on March 25, 2013, Telecom Italia extended the RCF 2014 of 3 billion euros, by means of another Revolving Credit Facility which come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its *commitments* under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia's rating

At December 31, 2013, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Note 15
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2013 and December 31, 2012, calculated in accordance with the criteria indicated in the "CESR Recommendations for the Consistent Implementation of Commission Regulation (EC) No. 809/2004 implementing the Prospectus Directive," issued by the Committee of European Securities Regulators on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		12/31/2013	12/31/2012
Non-current financial liabilities		29,154	34,887
Current financial liabilities		8,882	5,425
Total Gross financial debt	**(a)**	**38,036**	**40,312**
Non-current financial assets (°)			
Non-current financial receivables for lease contract		(56)	(109)
Non-current hedging derivatives		(356)	(634)
	(b)	**(412)**	**(743)**
Current financial assets			
Securities other than investments		(1,462)	(363)
Financial receivables and other current financial assets		(547)	(476)
Cash and cash equivalents		(1,284)	(2,146)
	(c)	**(3,293)**	**(2,985)**
Net financial debt as per Consob communication DEM/6064293/2006	**(d=a+b+c)**	**34,331**	**36,584**
Non-current financial assets (°)			
Other financial receivables and other non-current financial assets	(e)	(959)	(1,706)
Net financial debt(*)	**(f=d+e)**	**33,372**	**34,878**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(g)*	*(1,063)*	*(1,651)*
Adjusted net financial debt	**(f+g)**	**32,309**	**33,227**

(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

(°) At December 31, 2013 and at December 31, 2012, "Non-current financial assets" (b + e) amounted to 1,371 million euros and 2,449 million euros, respectively.

Note 16
Financial risk management

Financial risk management objectives and policies of Telecom Italia S.p.A.

As reported in the Note "Financial Risk Management" of the consolidated financial statements of the Telecom Italia Group, Telecom Italia S.p.A. adheres to the "Financial risk management and control guidelines" established for the Group.

The risk management policies of Telecom Italia S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with leading banking and financial counterparts whose credit ratings are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are conducted at market rates, and multi-year loan agreements with them which are also at market rates.

Interest rate risk: sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the *fair value* measurement of Telecom Italia S.p.A. derivatives. In particular:

- with regard to derivatives that convert the liabilities contracted by Telecom Italia S.p.A. (*cash flow hedging*), in keeping with international accounting standards that regulate hedge accounting, the *fair value* (*mark-to-market*) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

- if at December 31, 2013 the interest rates in the various markets in which Telecom Italia S.p.A. operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 96 million euros (66 million euros at December 31, 2012).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

(millions of euros)	12/31/2013			12/31/2012		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	10,446	6,132	16,578	12,309	3,315	15,624
Loans and other financial liabilities (*)	11,903	6,510	18,413	14,058	6,089	20,147
Total	**22,349**	**12,642**	**34,991**	**26,367**	**9,404**	**35,771**

(*) At December 31, 2013, current liabilities totaled 1,809 million euros, of which 1,668 million euros at variable rates (1,694 million euros at December 31, 2012, of which 1,627 million euros at variable rates).

Total Financial assets (at the nominal investment amount)

(millions of euros)	12/31/2013			12/31/2012		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	-	1,284	1,284	-	2,146	2,146
Securities	-	1,399	1,399	-	355	355
Other receivables	369	377	746	720	338	1,058
Total	**369**	**3,060**	**3,429**	**720**	**2,839**	**3,559**

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in *fair value*: this is therefore the amortized cost, net of accruals and any changes in *fair value* as a consequence of *hedge accounting*.

Total Financial liabilities

(millions of euros)	12/31/2013		12/31/2012	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	16,497	5.65	15,549	5.53
Loans and other financial liabilities	17,808	3.35	19,530	3.36
Total	**34,305**	**4.45**	**35,079**	**4.32**

Total Financial assets

(millions of euros)	12/31/2013		12/31/2012	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	1,284	0.37	2,146	0.46
Securities	1,399	4.77	355	2.87
Other receivables	288	5.11	362	4.55
Total	**2,971**	**2.90**	**2,863**	**1.28**

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note "Derivatives".

Credit risk

Credit risk represents Telecom Italia's exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Telecom Italia's maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note "Contingent liabilities, other information, commitments and guarantees".

In referring to the details indicated in the Note "Trade and miscellaneous receivables and other current assets", it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

For the credit risk relating to the asset components which contribute to the determination of Net financial debt it should be noted that, as per Group policy, the management of the liquidity of Telecom Italia S.p.A. is guided by conservative criteria and is principally based on money market management. As part of this management, investments are made during the year with temporary excess cash resources, which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions; moreover, the deposits are generally made for periods of less than three months. As for other temporary investments of liquidity, there are investments for 255 million euros (nominal value) in Italian Treasury Bonds and CCTs.

Liquidity risk

Telecom Italia S.p.A. pursues the Group's objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2013, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

22% of gross financial debt at December 31, 2013 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2013. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

(millions of euros)		maturing by 12/31 of the year:						
		2014	**2015**	**2016**	**2017**	**2018**	**After 2018**	**Total**
Bonds	Principal	841	1,470	2,250	2,900	2,250	6,867	16,578
	Interest portion	920	868	796	672	491	2,019	5,766
Loans and other financial liabilities (*)	Principal	5,033	972	284	637	681	7,821	15,428
	Interest portion	629	433	392	370	399	4,652	6,875
Finance lease liabilities	Principal	175	127	127	139	149	459	1,176
	Interest portion	85	76	67	57	47	75	407
Non-current financial liabilities (*)	**Principal**	**6,049**	**2,569**	**2,661**	**3,676**	**3,080**	**15,147**	**33,182**
	Interest portion	**1,634**	**1,377**	**1,255**	**1,099**	**937**	**6,746**	**13,048**
Current financial liabilities (**)	**Principal**	**1,809**	-	-	-	-	-	**1,809**
	Interest portion	**31**	-	-	-	-	-	**31**
Total Financial liabilities	**Principal**	**7,858**	**2,569**	**2,661**	**3,676**	**3,080**	**15,147**	**34,991**
	Interest portion	**1,665**	**1,377**	**1,255**	**1,099**	**937**	**6,746**	**13,079**

(*)   These include hedging derivatives, but exclude non-hedging derivatives.
(**) These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

(millions of euros)	maturing by 12/31 of the year:						Total
	2014	**2015**	**2016**	**2017**	**2018**	**After 2018**	
Disbursements	426	347	293	281	238	2,249	3,834
Receipts	(266)	(261)	(222)	(219)	(143)	(560)	(1,671)
Total net receipts	**160**	**86**	**71**	**62**	**95**	**1,689**	**2,163**

In order to name the Parent as the sole counterpart of the banking system, all the derivatives of the Group have been centralized under Telecom Italia S.p.A.; to date, only the derivatives transactions with two banking counterparts are attributable to other Group companies. In the Telecom Italia S.p.A. separate financial statements this results in the presence of two non-hedging derivatives for each centralized transaction (one with the bank and the other for the same amount and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group. Since they are not significant for the analysis of liquidity risk, because the positions are fully offset, the flows relating to the non-hedging derivatives that were placed under centralized management have been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives.

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.
The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.
The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.
The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, the risk-free rate of return,

the current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and the exercise price.

Price risk – embedded option of the mandatory convertible bond issued by the subsidiary Telecom Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.") is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A..

With respect to the value at December 31, 2013, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increase by 10%, the value of the embedded option would suffer a negative change of 102 million euros, whereas for a decrease of 10%, the change would be positive by 100 million euros.

Details of the sensitivity of the other factors that affect the valuation, and of volatility in particular, are provided in the Note "Supplementary disclosure on financial instruments".

Note 17
Derivatives

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge its exposure to foreign exchange rate and interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2013 are principally used to manage debt positions. They include *interest rate swaps* (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as *cross currency and interest rate swaps* (CCIRS), *currency forwards* and *currency options* to convert the loans/receivables secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing in just one entity (Telecom Italia S.p.A.) all the exposure with banking counterparts, Telecom Italia has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 7,609 million euros and with Telenergia S.p.A. – to cover the purchases of energy made by that company – for a notional value of 9 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

The following tables show the derivative transactions put into place by Telecom Italia S.p.A. by type:

Type	Hedged risk	Notional amount at 12/31/2013 (millions of euros)	Notional amount at 12/31/2012 (millions of euros)	Spot (*) Mark-to-Market (Clean Price) at 12/31/2013 (millions of euros)	Spot (*) Mark-to-Market (Clean Price) at 12/31/2012 (millions of euros)
Interest rate swaps	Interest rate risk	5,250	2,400	(16)	(1)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	2,130	1,023	131	158
Total Fair Value Hedge Derivatives **		**7,380**	**3,423**	**115**	**157**
Interest rate swaps	Interest rate risk	3,955	4,705	(392)	(727)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	4,628	6,089	(1,189)	(1,389)
Forward and FX Options	Currency exchange rate risk	297	32	4	(2)
Total Cash Flow Hedge Derivatives **		**8,881**	**10,826**	**(1,577)**	**(2,118)**
Total Non-Hedge Accounting Derivatives ***		**1,628**	**11**	**63**	**-**
Total Telecom Italia Derivatives		**17,889**	**14,260**	**(1,399)**	**(1,961)**

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

** On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

*** In addition, the notional amount of the FX Options is reflected in both the CFH category (the intrinsic value component is a hedge) and the Non Hedge category (the time value is not a hedge).

The category Non-Hedge Accounting Derivatives also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Finance S.A. for 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the *Volatility Risk Reduction* (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2013 led to:

● recognition in equity of unrealized charges of 501 million euros;
● reversal from equity to the income statement of net charges from exchange rate adjustments of 16 million euros.

Furthermore, at December 31, 2013, overall net gain from hedging instruments that is still recognized in equity amounted to 38 million euros as a result of the effect of transactions terminated early over the years. The negative impact reversed to the income statement during 2013 is 4 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
EURO	120	Jan-14	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jan-14	Dec-15	5.625%	Annually
GBP	850	Jan-14	Jun-19	6.375%	Annually
GBP	400	Jan-14	May-23	5.875%	Annually
JPY	20,000	Jan-14	Oct-29	6 month JPY Libor + 0.94625%	Semiannually
USD	1,000	Jan-14	Nov-33	3 month USD Libor + 0.756%	Quarterly
EURO	791	Jan-14	July-36	6 month Euribor + 1.45969%	Semiannually
EURO	400	Jan-14	Jun-16	3 month Euribor + 0.79%	Quarterly
EURO	1,500	Jan-14	Aug-14	1 month Euribor + 0.1575%	Monthly
EURO	350	Jan-14	Mar-14	6 month EIB + 0.29%	Semiannually
GBP	750	Jan-14	Dec-17	3.72755%	Annually
EUR	794	Jan-14	Sept-34	6 month Euribor + 0.8787%	Semiannually
USD	221	Jan-14	Jun-14	6.175%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the *Volatility Risk Reduction* (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the separate income statement from designated cash flow hedge derivatives during 2013 was negative by 14 million euros (without considering the Credit Value Adjustment/Debt Value Adjustments CVA/DVA effect).

Note 18
Supplementary disclosures on financial instruments

Measurement at *fair value*

The majority of non-current financial liabilities of Telecom Italia are composed of bonds, the *fair value* of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note "Financial Liabilities (non-current and current"). However, as concerns other types of financing, the following assumptions have been made in order to determine *fair value*:

- for variable-rate loans: the nominal repayment amount has been assumed;
- for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates at December 31, 2013.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

- Level 1: quoted prices in active market;
- Level 2: corresponds to input data other than market prices in Level 1 observable directly or indirectly;
- Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2013 and 2012 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

	Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2013

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2013	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	
ASSETS								
Non-current assets								
Other investments	AfS	6)	39		22	17		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	7)	33	33				
of which hedging derivatives	HD	7)	356			212	144	
of which non-hedging derivatives	FAHfT	7)	926				926	
of which financial receivables for lease contracts	n.a.	7)	56					56
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	8)	3	3				
		(a)	1,413	36	22	229	1,070	56
Current assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	11)	2,756	2,756				
Securities, financial receivables and other current financial assets								
of which available-for-sale financial assets	AfS	7)	1,462			1,462		
of which loans and receivables	LaR	7)	124	124				
of which hedging derivatives	HD	7)	220			60	160	
of which non-hedging derivatives	FAHfT	7)	125				125	
of which financial receivables for lease contracts	n.a.	7)	78					78
Cash and cash equivalents	LaR	7)	1,284	1,284				
		(b)	6,049	4,164		1,522	285	78
Total		(a+b)	7,462	4,200	22	1,751	1,355	134
LIABILITIES								
Non-current liabilities								
of which liabilities at amortized cost(**)	FLAC	13)	25,616	25,616				
of which hedging derivatives	HD	13)	1,674			1,659	15	
of which non-hedging derivatives	FAHfT	13)	863				863	
of which finance lease liabilities	n.a.	13)	1,001					1,001
		(c)	29,154	25,616		1,659	878	1,001
Current liabilities								
of which liabilities at amortized cost(**)	FLAC	13)	8,363	8,363				
of which hedging derivatives	HD	13)	205			135	70	
of which non-hedging derivatives	FLHfT	13)	126				126	
of which finance lease liabilities	n.a.	13)	188					188
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	22)	3,755	3,755				
		(d)	12,637	12,118		135	196	188
Total		(c+d)	41,791	37,734		1,794	1,074	1,189

(*)   Part of assets or liabilities falling under application of IFRS 7.
(**) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2013

(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2013	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2013
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement		
ASSETS								
Loans and Receivables	LaR	4,200	4,200					**4,200**
Available-for-sale financial assets	AfS	1,501		22	1,479			**1,501**
Financial assets at fair value through profit or loss held for trading	FAHfT	1,051				1,051		**1,051**
of which non-hedging derivatives	*FAHfT*	1,051				1,051		1,051
Hedging Derivatives	HD	576			272	304		**576**
Assets measured according to IAS 17	n.a.	134					134	**134**
Total		**7,462**	**4,200**	**22**	**1,751**	**1,355**	**134**	**7,462**
LIABILITIES								
Financial liabilities at amortized cost [(*)]	FLAC	37,734	37,734					**37,734**
Financial liabilities at fair value through profit or loss held for trading	FLHfT	989				989		**989**
of which non-hedging derivatives	*FLHfT*	989				989		989
Hedging Derivatives	HD	1,879			1,794	85		**1,879**
Liabilities measured according to IAS 17	n.a.	1,189					1,189	**1,506**
Total		**41,791**	**37,734**		**1,794**	**1,074**	**1,189**	**42,108**

(*) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2013

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2013	Hierarchy Levels		
				Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS						
Non-current assets						
Other investments	AfS	6)	*39*	3	14	
Securities, financial receivables and other non-current financial assets						
of which hedging derivatives	HD	7)	*356*		356	
of which non-hedging derivatives	FAHfT	7)	*926*		863	63
(a)			**1,321**	**3**	**1,233**	**63**
Current assets						
Securities, financial receivables and other current financial assets						
of which available-for-sale financial assets	AfS	7)	*1,462*	1,462		
of which hedging derivatives	HD	7)	*220*		220	
of which non-hedging derivatives	FAHfT	7)	*125*		125	
(b)			**1,807**	**1,462**	**345**	
Total	**(a+b)**		**3,128**	**1,465**	**1,578**	**63**
LIABILITIES						
Non-current liabilities						
of which hedging derivatives	HD	13)	*1,674*		1,674	
of which non-hedging derivatives	FAHfT	13)	*863*		863	
(c)			**2,537**		**2,537**	
Current liabilities						
of which hedging derivatives	HD	13)	*205*		205	
of which non-hedging derivatives	FLHfT	13)	*126*		126	
(d)			**331**		**331**	
Total	**(c+d)**		**2,868**		**2,868**	

(*) Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements with unobservable inputs

The accounting of "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.", issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition in accounts of the option embedded in the financial instruments, distinctly from the debt liability itself.

The embedded option, as well as the intercompany derivative in place between the issuer and the guarantor Telecom Italia S.p.A. was measured as the net amount of i) a long put option, with an exercise price of 0.6801 euros at the maximum conversion rate; and ii) a short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

● the risk-free interest rate for comparable maturities;
● the reference price for Telecom Italia S.p.A. ordinary shares;

- the exercise price;
- the dividend expected to be paid on Telecom Italia S.p.A. ordinary shares over the life of the option;
- the volatility of Telecom Italia S.p.A. ordinary shares;
- the duration of the option.

Specifically, volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of the valuation:

(millions of euros)	12/31/2013
Asset value at December 31, 2012	-
Transfers to/from Level 3	-
Valuation at the issue date of the financial instrument	92
Gains (losses) recognized in the Separate Income Statement	(29)
Gains (losses) recognized in other components of the Comprehensive Income Statement	-
Asset value at December 31, 2013	**63**

The loss from the fair value adjustment at December 31, 2013 has been recognized under finance expenses.

The price of an option is sensitive to its volatility, in that the higher the volatility, the higher the price of the option. Reported below is a sensitivity analysis of the net carrying amount of the embedded option in relation to a series of changes in volatility expressed in percentage point terms.

(millions of euros)	-10 p.p.	-8.p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in volatility of Telecom Italia S.p.A. ordinary shares						
Change in the net carrying amount of the embedded option	(10)	(8)	(5)	+5	+7	+9
Net carrying amount of the embedded option	**53**	**55**	**58**	**68**	**70**	**72**

In 2013 no changes were made to the measurement technique.

Further details on the effects of the change in the price of the ordinary shares on the value of the embedded option, as well as the measurement of derivative instruments, are provided in the Note "Financial risk management".

Carrying amount for each class of financial asset/liability at 12/31/2012

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	
ASSETS								
Non-current assets								
Other investments	AfS	6)	36		23	13		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	7)	44	44				
of which hedging derivatives	HD	7)	634			363	271	
of which non-hedging derivatives	FAHfT	7)	1,662				1,662	
of which financial receivables for lease contracts	n.a.	7)	109					109
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	8)	3	3				
		(a)	2,488	47	23	376	1,933	109
Current assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	11)	3,501	3,501				
Securities, financial receivables and other current financial assets								
of which available-for-sale financial assets	AfS	7)	364			364		
of which loans and receivables	LaR	7)	116	116				
of which hedging derivatives	HD	7)	100			66	34	
of which non-hedging derivatives	FAHfT	7)	159				159	
of which financial receivables for lease contracts	n.a.	7)	100					100
Cash and cash equivalents	LaR	7)	2,146	2,146				
		(b)	6,486	5,763		430	193	100
Total		(a+b)	8,974	5,810	23	806	2,126	209
LIABILITIES								
Non-current liabilities								
of which liabilities at amortized cost (**)	FLAC	13)	29,884	29,884				
of which hedging derivatives	HD	13)	2,183			2,183		
of which non-hedging derivatives	FAHfT	13)	1,662				1,662	
of which finance lease liabilities	n.a.	13)	1,158					1,158
		(c)	34,887	29,884		2,183	1,662	1,158
Current liabilities								
of which liabilities at amortized cost (**)	FLAC	13)	4,727	4,727				
of which hedging derivatives	HD	13)	322			305	17	
of which non-hedging derivatives	FLHfT	13)	159				159	
of which finance lease liabilities	n.a.	13)	217					217
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	21)	4,393	4,393				
		(d)	9,818	9,120		305	176	217
Total		(c+d)	44,705	39,004		2,488	1,838	1,375

(*)   Part of assets or liabilities falling under application of IFRS 7.

(**) They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2012

(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2012	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2012
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement		
ASSETS								
Loans and Receivables	LaR	5,810	5,810					**5,810**
Available-for-sale financial assets	AfS	400		23	377			**400**
Financial assets at fair value through profit or loss held for trading	FAHfT	1,821				1,821		**1,821**
of which non-hedging derivatives	FAHfT	1,821				1,821		1,821
Hedging Derivatives	HD	734			429	305		**734**
Assets measured according to IAS 17	n.a.	209					209	**209**
Total		**8,974**	**5,810**	**23**	**806**	**2,126**	**209**	**8,974**
LIABILITIES								
Financial liabilities at amortized cost (*)	FLAC/HD.	39,004	39,004					**40,019**
Financial liabilities at fair value through profit or loss held for trading	FLHfT	1,821				1,821		**1,821**
of which non-hedging derivatives	FLHfT	1,821				1,821		1,821
Hedging Derivatives	HD	2,505			2,488	17		**2,595**
Liabilities measured according to IAS 17	n.a.	1,375					1,375	**1,790**
Total		**44,705**	**39,004**		**2,488**	**1,838**	**1,375**	**46,225**

(*)   They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2012

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Hierarchy Levels		
				Level 1(*)	Level 2(*)	Level 3(*)
ASSETS						
Non-current assets						
Other investments	AfS	6)	*36*	3	10	
Securities, financial receivables and other non-current financial assets						
of which hedging derivatives	HD	7)	*634*		634	
of which non-hedging derivatives	FAHfT	7)	*1,662*		1,662	
(a)			**2,332**	**3**	**2,306**	
Current assets						
Securities, financial receivables and other current financial assets						
of which available-for-sale financial assets	AfS	7)	*364*	364		
of which non-hedging derivatives	FAHfT	7)	*100*		100	
of which hedging derivatives	HD	7)	*159*		159	
(b)			**623**	**364**	**259**	
Total	**(a+b)**		**2,955**	**367**	**2,565**	
LIABILITIES						
Non-current liabilities						
of which hedging derivatives	HD	13)	*2,183*		2,183	
of which non-hedging derivatives	FAHfT	13)	*1,662*		1,662	
(c)			**3,845**		**3,845**	
Current liabilities						
of which non-hedging derivatives	FLHfT	13)	*322*		322	
of which hedging derivatives	HD	13)	*159*		159	
(d)			**481**		**481**	
Total	**(c+d)**		**4,326**		**4,326**	

(*) Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category - Year 2013

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2013[1]	of which interest
Loans and Receivables	LaR	(344)	17
Available-for-sale financial assets	AfS	47	
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT	46	
Financial Liabilities at Amortized Cost	FLAC	(1,483)	(1397)
Total		**(1,734)**	**(1,380)**

(1)   Of which 4 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2012

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2012[1]	of which interest
Loans and Receivables	LaR	(418)	42
Available-for-sale financial assets	AfS	19	
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT	(1)	
Financial Liabilities at Amortized Cost	FLAC	(1,467)	(1,441)
Total		**(1,867)**	**(1,399)**

(1)   Of which around 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Note 19
Employee benefits

Employee benefits increased by 22 million euros compared to December 31, 2012. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2011	Increase/ Present value	Decrease	12/31/2012
Provision for employee severance indemnities	**740**	92	(104)	**728**
Provision for termination benefit incentives	**179**	(7)	(139)	**33**
Provision for pension plans	**1**	1	(1)	**1**
Total	**920**	**86**	**(244)**	**762**
of which:				
non-current portion	*741*			*728*
current portion (*)	*179*			*34*

(*)   The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

(millions of euros)	12/31/2012	Increase/ Present value	Decrease	12/31/2013
Provision for employee severance indemnities	**728**	52	(18)	**762**
Provision for termination benefit incentives	**33**	7	(18)	**22**
Provision for pension plans	**1**	(1)	-	**-**
Total	**762**	**58**	**(36)**	**784**
of which:				
non-current portion	*728*			*762*
current portion (*)	*34*			*22*

(*)   The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

Provision for employee severance indemnities   increased by a total of 34 million euros. The reduction of 18 million euros under "Decreases" refers to indemnities paid to employees who terminated employment or for advances. The 52 million euro increase consisted of:

(millions of euros)	2013	2012
Finance expenses	33	38
Net actuarial (gains) losses recognized during the year	19	54
Total expenses (income)	**52**	**92**
Effective return on plan assets	there are no assets servicing the plan	

Net actuarial losses recognized in 2013 (19 million euros) essentially related to the change in discount rate; in 2012 they amounted to 54 million euros.
According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the Company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a "Defined benefit plan", for the amount due up to December 31, 2006.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a "Defined contribution plan". However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

Under IAS 19 (2011), employee severance indemnities have been calculated using the Projected Unit Credit Method, the actuarial technique applied prior to the introduction of amendments to the standard. The method is applied as follows:

- the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);
- the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;
- the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	2.00% per annum	2.00% per annum
Discount rate	4.11% per annum	4.11% per annum
Employee severance indemnities annual increase rate	3.00% per annum	3.00% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by "Ragioneria Generale dello Stato"	RG 48 mortality tables published by "Ragioneria Generale dello Stato"
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation (in relation to the company):		
up to 40 years of age	5.0% per annum	1.5% per annum
over 40 up to 50 years of age	4.0% per annum	0.5% per annum
over 50 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011	
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2013 and 2012, respectively, of 762 million euros and 728 million euros.

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in absolute terms.
The weighted average duration of the obligation is 12.22 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:	
+ 0.25 p.p.	2
- 0.25 p.p.	(2)
Annual inflation rate:	
+ 0.25 p.p.	16
- 0.25 p.p.	(16)
Annual discount rate:	
+ 0.25 p.p.	(21)
- 0.25 p.p.	21

Provision for termination benefit incentives decreased in total by 11 million euros. We note in particular the 7 million euros increase, related to expenses for mobility under Law 223/91 following the signature of the agreement of the Parent with the Trade Unions on March 27, 2013.

Note 20
Provisions

Provisions decreased by 27 million euros compared to December 31, 2012.
Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2012	Increase	Used through income statement	Used directly	Reclassifica-tions/other changes	12/31/2013
Provision for taxation and tax risks	51	–	(1)	(3)	1	48
Provision for restoration costs	340	8		(4)	5	349
Provision for legal disputes	178	20		(38)	(20)	140
Provision for commercial risks	117	3		–		120
Provision for risks and charges on investments and corporate related transactions	104	–	–	(3)	4	105
Other provisions	36	2		(1)		37
Total	826	33	(1)	(49)	(10)	799
of which:						
non-current portion	*477*					*469*
current portion	*349*					*330*

Provision for taxation and tax risks decreased by 3 million euros compared to December 31, 2012.

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets and the related restoring of the sites, particularly of mobile telephony. It increased by 9 million euros compared to December 31, 2012.

Provision for legal disputes decreased by 38 million euros compared to December 31, 2012, representing the balance of the new provisions and utilizations for pending disputes. The provision refers to disputes with employees (16 million euros), social security agencies (2 million euros) and third parties (122 million euros).

Provision for commercial risks increased by 3 million euros compared to December 31, 2012.

Provision for risks and charges on investment and corporate-related transactions increased by 1 million euros compared to December 31, 2012.

Other provisions primarily include the provision for the liberalization of frequencies and the provision for regulatory risk. It increased by 1 million euros compared to December 31, 2012.

Note 21
Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 106 million euros compared to December 31, 2012 and were broken down as follows:

(millions of euros)	12/31/2013	12/31/2012
Payables to social security agencies	28	35
Capital grants	23	30
Deferred income	331	403
Payables to subsidiaries	30	50
Other payables to third parties	–	–
Total	**412**	**518**

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(millions of euros)	12/31/2013	12/31/2012
Non-current payables		
Due from 2 to 5 years after the end of the reporting period	15	20
Due beyond 5 years after the end of the reporting period	13	15
	28	35
Current payables	9	12
Total	**37**	**47**

Capital grants decreased 7 million euros following the depreciation recorded in the separate income statement on the assets to which the grants refer.

Medium/long-term **deferred income** includes 324 million euros for the deferral of revenues from the activation of telephone service (394 million euros at December 31, 2012).

Payables to subsidiaries refer to payables arising from adoption of the consolidated tax return, principally in reference to Telecom Italia Information Technology (11 million euros), Olivetti (8 million euros), Telecom Italia Media (4 million euros) and Telecontact (4 million euros).

Note 22
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 777 million euros compared to December 31, 2012 and were broken down as follows:

(millions of euros)		12/31/2013	Of which IAS 39 Financial Instruments	12/31/2012	Of which IAS 39 Financial Instruments
Payables on construction work	(a)	29		36	
Trade payables					
Payables to suppliers		2,360	2,360	2,644	2,644
Payables to other telecommunication operators		203	203	268	268
Payables to subsidiaries		432	432	424	424
Payables to associates and joint ventures		7	7	9	9
Payables to other related parties		161	161	193	193
	(b)	3,163	3,163	3,538	3,538
Income tax payables (*)	(c)	−		−	
Miscellaneous payables and other liabilities					
Payables to subsidiaries		54		51	
Payables to other related parties		22		22	
Advances received		23		18	
Tax payables		264		279	
Payables to social security agencies		126		140	
Payables for employee compensation		225	225	447	447
Customer-related items		792	232	842	235
Trade and miscellaneous deferred income		789		848	
Other current liabilities		387	135	399	173
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		22		34	
Provisions for risks and charges for the current portion expected to be settled within 1 year		330		349	
	(d)	3,034	592	3,429	855
Total	(a+b+c+d)	6,226	3,755	7,003	4,393

(*) Analyzed in the Note "Income tax expense"

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".
Trade payables amounted to 3,163 million euros (3,538 million euros at December 31, 2012) and decreased by 375 million euros, mainly as a result of reduction in acquisition of goods and services and capital expenditures.
Trade payables to subsidiaries, amounting to 432 million euros, mainly refer to amounts due to Telecom Italia Sparkle (66 million euros) for telecommunications services, Telecom Italia Information Technology (266 million euros), Telenergia (29 million euros), Olivetti (21 million euros), Telecontact (13 million euros) and HR Services (11 million euros) for supply contracts. Trade payables to associates totaled 7 million euros and mainly related to supply arrangements with Teleleasing (3 million euros) and Movenda

(2 million euros). Trade payables to other related parties amounted to 161 million euros and referred in particular to debt positions with the Intesa Sanpaolo group (129 million euros) and Telefónica (5 million euros).

Miscellaneous payables and other liabilities amounted to 3,034 million euros and decreased 395 million euros compared to December 31, 2012. The most important items included in this line item are described below:

- Miscellaneous payables to subsidiaries, amounting to 54 million euros, principally included payables for the consolidated tax return (34 million euros, of which 21 million euros relating to Telecom Italia Media, 8 million euros to Olivetti and 2 million euros to Telecontact);
- Tax payables, amounting to 264 million euros, refer to VAT payables (149 million euros), payables for government concession tax (45 million euros) and withholding tax payables to the tax authorities as the withholding agent (63 million euros);
- Payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992 for 9 million euros, as described in the Note "Miscellaneous payables and other non-current liabilities ";
- customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance;
- trade and miscellaneous deferred income includes 242 million euros for interconnection charges, 197 million euros for the deferral of revenues from the activation of telephone service, 98 million euros for traffic and charges, 27 million euros rentals for rental and maintenance contract charges and 12 million euros for outsourcing contract charges;
- other current liabilities comprise, among others, lease installments, payables for grants received from the Italian State and the European Union and payables for guarantee deposits and dividends;
- with regard to employee benefits and provisions, reference should be made to the specific notes.

Note 23
Contingent liabilities, other information, commitments and guarantees

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia S.p.A. is involved as of December 31, 2013, as well as those that came to an end during the financial year.

The Telecom Italia Group has posted liabilities totalling 239 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) Significant disputes and pending legal action

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor's Office of Rome

In its judgement dated October 17, 2013, the Court of Rome found the three managers of the company involved in the proceedings not guilty of the charges of transnational conspiracy for the purpose of tax evasion and false declaration by the use of invoices or other documents for non-existent transactions. A further 18 defendants were found guilty, with sentences of 20 months to 15 years.

While there has not yet been full disclosure of all the procedural documents (or of the reasons for the judgement), the not-guilty verdicts for the persons accused of committing the alleged offence should rule out any liability on the part of the organisation. However, Telecom Italia Sparkle is still formally being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of transnational conspiracy with which its managers are charged. However, even in the event of a conviction, the Company does not expect to suffer further material consequences that would exceed what has already been set aside and/or seized, given that - subject to any possible, but unlikely, administrative fines and/or disqualifying penalties - a conviction would require confiscation of the proceeds of the offence which, according to the charge as it is currently worded, would amount to approximately 72 million euros, an amount already covered by the surety guarantee and set aside in the consolidated financial statements for 2009.

Once the reasons for the not-guilty verdicts are known, the appropriate assessments will also be made regarding any potential seizure of the sum of 10 million euros for precautionary reasons connected with the proceedings.

So far as fiscal risk is concerned, VAT liability was reached in 2010, by payment of 418 million euros, a possible claim of liability for direct taxation related to the applicability in the case in question of the rules disciplining the non-deductibility of the crime-related costs and/or costs for transactions that objectively do not exist remained pending. Also on the basis of the uncertainties in interpretation manifested by the tax authorities, and in the parliamentary debate on the advisability of changing the regulations (developed in decree law 16/23012, converted in law 44/2012), which were, moreover, considered of doubtful constitutionality (since the Constitutional Court limited itself to an interlocutory judgement), the company considered the related risk to be only a possibility, and did not make any provision in its 2010 and 2011 accounts.

However, in December 2012 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the "carousel fraud" did not exist. The amount of the fines – 25% of the "crime related costs" unduly deducted – total 280 million euros, which may be reduced to one third if a settlement is agreed.

The Company decided not to agree to the settlement and filed defensive arguments with the Lazio Regional Office.

On February 13, 2014, the Lazio Regional Office served three penalty notices for violations of rules regarding income tax for the years 2005, 2006 and 2007.

Following detailed investigations and assessments with its advisors, the Company decided not to settle the penalty notices and will be lodging an appeal with the Commissione Tributaria Provinciale (Provincial Tax Commission).

In light of the investigations carried out, and considering the favourable outcome of the associated criminal proceedings, the risk is believed to be only potential, so no provisions were made to the risk fund in the financial statements.

Investigation by the Public Prosecutor's Office of Monza

Criminal proceedings in their preliminary investigation phase are currently pending before the Public Prosecutor's Office of Monza relative to a number of supply under lease and/or sale of goods transactions which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia, which filed a charge against persons unknown in 2011.

The preliminary investigation judge filed separate proceedings initiated, amongst others, against three employees/former employees of the Company. A former employee of the Company, amongst others, is apparently still being investigated as part of the main criminal proceedings.

At the end of 2012 the Monza Guardia di Finanza served Telecom Italia with a number of reports on findings relating to Direct Taxes and VAT for the years 2007, 2008 and 2009 regarding various supply under lease and/or sale of goods transactions. The Company accepted the charges and paid a total amount of 3.4 million euros during the first half of 2013.

Taking account of the potential risks linked to other transactions still being investigated, and considering the payment made so far, the provision made for liabilities remains at 7.9 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom Italia was definitively no longer a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company.

In the hearing before Section One of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings – which lasted more than a year – 22 civil parties filed claims for compensation, also against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case.

On February 13, 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said damages, totalling 270,000 euros (of which 170,000 euros jointly and severally with Pirelli); at the same time it also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognised the existence of non-pecuniary damage to the companies

Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company.

In November 2013, the reasons for the first instance judgement were published (which the Company decided not to challenge) and Telecom Italia is receiving notifications of the first appeals.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, the Italian antitrust authority - AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the sector Authority (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014.

Telecom Italia has posted liabilities covering the total amount of the two administrative sanctions imposed by the AGCM.



It should be noted that for the disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the operator BIP Mobile S.r.l..

The latter company, which intended to present itself as the first "low cost" virtual operator, did not have its own sales network, since it accesses the market using the multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony products of various operators, allegedly induced by pressures that were supposedly "the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind".

In December 2013, AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind in terms of potential violations of article 101 of the Treaty on the Functioning of the European Union arising from supplementary vertical agreements signed by each of them with a number of multibrand dealers, as they provide extra incentives to the dealer while reserving the right to terminate the agreement if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.

The completion of the investigation was postponed until October 30, 2014.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended to Telecom Italia the investigation started in March into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleges that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged the order opening the investigation before the Administrative Court (TAR) for Lazio, sustaining that the Antitrust Authority does not have competence in this matter.

Unless extended, the proceedings are currently scheduled to conclude on July 31, 2014 and, given the current stage of the procedure, it is not possible at present to provide forecasts regarding its outcome.

Dispute relative to "Adjustments on licence fees" for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company's appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts.

Telecom Italia lodged an appeal.

FASTWEB

The arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service is ongoing. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access ("KO") services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins ("margin squeeze" practices). Based on the content of the Antitrust Authority's well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The first hearing is scheduled for the month of May 2014.

The Company will file an appearance challenging the claims made by the other party.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876,480,986 euros and 1,029,177,059 euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged ("margin squeezing") and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party and making a counterclaim.

WIND

Without prejudice to the proceedings started with a writ issued in January 2012 for compensation of alleged damages (quantified as 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010, based on the antitrust decision A428, Wind started proceedings against the Company in June 2013 claiming compensation for the alleged damages (quantified as over 247 million euros, around 37 million of which for reputational damage) consequent on the refusal to activate 80,159 potential customers in the period July 2011 - October 2012.

Telecom Italia filed an appearance, challenging the claims made by Wind and making a counterclaim.

Federazione Anti Pirateria Audiovisiva (FAPAV) (The Italian Federation against the unlawful duplication of audivisual material)

In September 2013, an agreement was reached between Telecom Italia, Fapav and Siae (which intervened in favour of Fapav) that settled the suit brought by Federazione Anti Pirateria Audiovisiva in the specialised intellectual and industrial property section of the Rome Court seeking compensation of 320 million euros for the alleged damages resulting from its non-prevention of the unlawful downloading of films by customers of the Company accessing certain websites. The agreement provided for both parties to renounce their claims on one another for damages and legal expenses, with no additional costs.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing is scheduled for the month of March 2014. Telecom Italia will file an appearance challenging the claims of the other parties.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

In a judgement issued in January 2014, the Court of Appeal declared its lack of jurisdiction in favour of the Court. The terms for resumption of the proceedings by Teleunit are pending.

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor's Office of Forlì

Despite the initial dismissal of the case by the Public Prosecutor's Office of Bologna in 2011, in June 2012 the Company was served with a search warrant issued by the Public Prosecutor's Office of Forlì in the context of proceedings in which the defendants included one subsequently suspended employee and three former employees of the Company.

In September 2013, the notice of completion of the preliminary investigations was filed. The proceedings relate to a conspiracy for the purpose of committing the offences of "false declaration through the use of invoices or other documents for non-existent transactions" and "issuing of invoices or other documents for non-existent transactions", and the respective target offences, as well as (only in respect of the Company's employees) hindering the operation of public supervisory authorities, "*for having prevented CONSOB from learning promptly of the involvement of Telecom S.p.A. in the "San Marino System" for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency*".

This matter was the subject of an audit and of the Greenfield Project at the time. In this regard, note that, as a result of what emerged from these activities, the Company took steps to independently regularise some invoices issued to the aforementioned San Marino companies and for which the fiscal obligations laid down had not been fully discharged.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Gruppo Elitel Telecom S.p.A.

In a judgement filed at the end of January 2014, the Court of Rome accepted the defence arguments submitted by Telecom Italia, amongst others, and entirely rejected the claims made by the receivers of the bankrupt company Elinet S.p.A. against its former directors, statutory auditors and auditing firm, and against Telecom Italia, in respect of which charges were brought regarding alleged management and coordination of the Elitel Group (an alternative operator in which the Company has never had a shareholding) allegedly carried out in particular by using the commercial credit management lever.

The receivers of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) were also party to these proceedings and claimed a total of 282 million euros.

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called "ethnic channel", with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.

<p style="text-align:center">***</p>

With regard to the criminal proceedings for the offence of "preventing the public supervisory authorities from performing their functions" against a former Executive Director (Mr Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the judge in the preliminary hearing at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction.

The Attorney General lodged an appeal against the judgement with the Supreme Court.

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor's customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia pursuant to article 115, subsection 1, letter c) of Legislative Decree 58/1998 (Consolidated Finance Law - CFL), in order to obtain documents and information concerning the bond issue of Telecom Italia Finance ("*Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.*"), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora - Telecom Argentina Group and the company's procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto.

According to public sources, CONSOB informed the Public Prosecutor's Office of Rome of the audit and on December 20, 2013 the latter issued a press release stating that: "With regard to corporate and financial events involving the companies Telecom and Telco, the Public Prosecutor's Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence". The Public Prosecutor's Office also stated that since "last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed".

c) Commitments and guarantees

Guarantees provided, amounting to 9,872 million euros, essentially refer to guarantee financing provided by Telecom Italia on behalf of Subsidiaries (of which 6,997 million euros relates to Telecom Italia Capital, 2,764 million euros to Telecom Italia Finance, 49 million euros to Lan Med Nautilus 23 million euros to Telenergia and 10 million euros to Telecontact).

There were significant purchase commitments outstanding at December 31, 2013 for long-term contracts forming part of Telecom Italia S.p.A.'s operational activities, totaling around 1.4 billion euros, mainly relating to the commitments made by the Company for supplies connected to the telecommunications network. Further details on commitments arising from agreements for operational lease of properties, vehicle rental and hosting are provided in the Note "Other information".

Lastly, at December 31, 2013, the "Expense Provision for the protection of savings shareholders of Telecom Italia S.p.A." (article 146 of legislative decree 58/1998), established by resolution of the Shareholders' Meeting of June 21, 1999, amounted to around 2 million euros, unchanged compared to 2012.

Guarantees were provided by third parties to Group companies for 3,029 million euros to guarantee financing received (2,482 million euros) and performance under outstanding contracts (547 million euros , of which 48 million euros thousand euros posted by Assicurazioni Generali).

Among the guarantees provided by third parties for Telecom Italia S.p.A.'s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 456 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at December 31, 2013 are as follows:

Issuer

	Amount (millions of euros)[1]
BBVA - Banco Bilbao Vizcaya Argentaria	372
Intesa Sanpaolo	366
Bank of Tokyo - Mitsubishi UFJ	254
SACE	210
Banco Santander	139
Sumitomo	109
Natixis	92
Barclays Bank	75
Citibank	28

(1) Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo and Telecom Italia Digital Divide Projects.

Note 24
Revenues

Revenues decreased 1,636 million euros compared to 2012 and were broken down as follows:

(millions of euros)		2013	2012
Sales:			
telephone equipment		793	820
other sales		2	4
	(a)	**795**	**824**
Services:			
Traffic		4,584	5,863
Subscription charges		7,038	7,460
Fees		311	309
Value-added services (VAS)		2,069	2,095
Recharges of prepaid cards		33	36
Sundry income (*)		474	353
	(b)	**14,509**	**16,116**
Total	**(a+b)**	**15,304**	**16,940**

(*) Includes 2 million euros for royalties (in 2012 they totaled 2 million euros).

Revenues are presented gross of amounts due to other TLC operators (808 million euros), which are included in "Costs of services".

Note 25
Other income

Other income increased 15 million euros compared to 2012 and was broken down as follows:

(millions of euros)	2013	2012
Late payment fees charged for telephone services	50	54
Release of provisions and other payable items	19	31
Recovery of employee benefit expenses, purchases and services rendered	22	27
Capital and operating grants	27	17
Damage compensation, penalties and sundry recoveries	42	34
Other income	96	78
Total	**256**	**241**

Note 26
Acquisition of goods and services

Acquisition of goods and services decreased 506 million euros compared to 2012 and was broken down as follows:

(millions of euros)		2013	2012
Acquisition of raw materials and merchandise	**(a)**	**1,084**	**1,033**
Costs of services			
Revenues due to other TLC operators		808	1,275
Interconnection costs		40	36
Commissions, sales commissions and other selling expenses		533	550
Advertising and promotion expenses		271	315
Professional and consulting services		176	151
Utilities		407	392
Maintenance		217	218
Outsourcing costs for other services		454	491
Mailing and delivery expenses for telephone bills, directories and other materials to customers		54	59
Distribution and logistics		14	14
Travel and lodging costs		37	44
Insurance		39	39
Other service expenses		526	549
	(b)	**3,576**	**4,133**
Lease and rental costs			
Rent and leases		503	486
TLC circuit lease rents and rents for use of satellite systems		106	137
Other lease and rental costs		165	151
	(c)	**774**	**774**
Total	**(a+b+c)**	**5,434**	**5,940**

Note 27
Employee benefits expenses

Employee benefits expenses decreased 239 million euros compared to 2012 and were broken down as follows:

(millions of euros)		2013	2012
Employee benefits expenses			
Wages and salaries		1,591	1,809
Social security expenses		592	654
Employee severance indemnities		-	-
Other employee benefits		29	8
	(a)	**2,212**	**2,471**
Costs and provisions for temp work	**(b)**	**1**	**1**
Miscellaneous expenses for personnel and other labor-related services rendered			
Remuneration of personnel other than employees		1	6
Charges for termination benefit incentives		22	18
Expenses for mobility under Law 223/91		15	(6)
Other		-	-
	(c)	**38**	**18**
Total	**(a+b+c)**	**2,251**	**2,490**

The average salaried workforce is 40,937 in 2013 (44,848 in 2012). A breakdown by category is as follows:

(number)	2013	2012
Executives	689	736
Middle Management	2,850	3,247
White collars	37,398	40,865
Blue collars	-	-
Employees on payroll	**40,937**	**44,848**
Employees with temp work contracts	-	-
Total average of salaried workforce	**40,937**	**44,848**

Employees in service at December 31, 2013 number 44,386 (44,606 at December 31, 2012), with a reduction of 220 units.

Note 28
Other operating expenses

Other operating expenses decreased 32 million euros compared to 2012 and were broken down as follows:

(millions of euros)	2013	2012
Write-downs and expenses in connection with credit management	280	362
Provision charges	11	88
TLC operating fees and charges	55	58
Indirect duties and taxes	76	74
Penalties, settlement compensation and administrative fines	72	29
Association dues and fees, donations, scholarships and traineeships	18	21
Sundry expenses	112	24
Total	**624**	**656**
of which, included in the supplementary disclosure on financial instruments	*280*	*362*

Further details on Financial Instruments are provided in the Note "Supplementary disclosure on financial instruments".

Note 29
Change in inventories

Change in inventories were positive by 42 million euros (negative by 13 million euros at December 31, 2012) and were mainly attributable to the recognition during the year of higher purchases than consumption (of around 37 million euros), as well as the reclassification under working capital inventory of products previously posted under intangible assets in progress (of around 7 million euros).
The amount takes into account the write-downs made to adjust the value of fixed and mobile equipment to estimated realizable value (4 million euros).

Note 30
Internally generated assets

Internally generated assets amounted to 244 million euros and decreased, compared to 2012, by 107 million euros, as a result of the cessation of software development following the abovementioned transfer of the Information Technology business and due to the reduction in work carried out internally on network installations.
The costs for internally generated assets refer to the capitalization of direct and indirect labor to "intangible assets with a finite useful life" (54 million euros) - for dedicated technical staff primarily for software development - and to "tangible assets owned" (190 million euros) - for dedicated technical staff engaged in the executive design, construction and testing of network installations.

Note 31
Depreciation and amortization

Depreciation and amortization decreased 22 million euros compared to 2012 and was broken down as follows:

(millions of euros)		2013	2012
Amortization of intangible assets with a finite useful life			
Industrial patents and intellectual property rights		1,075	1,037
Concessions, licenses, trademarks and similar rights		226	158
Other intangible assets		242	190
	(a)	**1,543**	**1,385**
Depreciation of tangible assets owned			
Buildings (civil and industrial)		39	43
Plant and equipment		1,650	1,818
Manufacturing and distribution equipment		12	11
Other		103	117
	(b)	**1,804**	**1,989**
Depreciation of tangible assets held under finance leases			
Buildings (civil and industrial)		117	113
Other		6	5
	(c)	**123**	**118**
Total	**(a+b+c)**	**3,470**	**3,492**

Note 32
Gains/(losses) on disposals of non-current assets

Gains/(losses) on disposals of non-current assets worsened by 22 million euros compared to 2012 and were broken down as follows:

(millions of euros)		2013	2012
Gains on disposals of non-current assets			
Gains on the retirement/disposal of intangible and tangible assets		8	37
	(a)	**8**	**37**
Losses on disposals of non-current assets			
Losses on the retirement/disposal of intangible and tangible assets		10	17
	(b)	**10**	**17**
Total	**(a-b)**	**(2)**	**20**

Note 33
Impairment reversals (losses) on non-current assets

Impairment reversals (losses) on non-current assets amounted to 2,187 million euros (4,017 million euros in 2012), as a result of the goodwill impairment loss allocated to Telecom Italia S.p.A. (4,016 million euros in 2012). Further details are provided in the Note "Goodwill".

Note 34
Income/(expenses) from investments

Details are as follows:

(millions of euros)	2013	2012
Dividends	104	132
Net gains on disposals of investments	1	10
Other income from investments	2	–
Impairment losses on financial assets	(180)	(102)
Losses on disposals of investments	–	(2)
Sundry expenses from investments	–	(2)
Total	**(73)**	**36**
of which, included in the supplementary disclosure on financial instruments	*1*	*1*

Specifically:

● dividends relate to Telecom Italia Sparkle (99 million euros) and Telecom Italia Digital Solutions (3 million euros). Dividends in 2012 mainly related to Telecom Italia Sparkle (94 million euros), Telecom Italia Deutschland Holding (35 million euros) and Telecom Italia Digital Solutions (1.5 million euros);

● the gains on disposals of investments are related the Price Adjustment by Matrix which took place at the end of 2012;

● other income from investments refer to the income collected from the liquidation of Tecnoservizi;

● impairment losses mainly relate to write-downs of investments in Telecom Italia Media (140 million euros), Olivetti (13 million euros), TI Information Technology (21 million euros), Telecontact (2 million euros) and Tiglio I (1 million euros). Impairment losses in 2012 mainly related to write-downs of investments in Telecom Italia Deutschland Holding (35 million euros), Olivetti (50 million euros), Telecom Italia Media (9 million euros), Tiglio I (1 million euros) and Tierra Argentea (3 million euros).

Note 35
Finance income and Finance expenses

Finance income

Finance income increased 225 million euros compared to 2012 and was broken down as follows:

(millions of euros)	2013	2012
Interest income and other finance income		
Income from financial receivables, recorded in Non-current assets		
Income from financial receivables from subsidiaries, recorded in Non-current assets	2	2
Income from financial receivables from associates, recorded in Non-current assets		
Income from securities other than investments, recorded in Current assets	52	24
Income other than the above:		
Interest income	22	54
Interest income from subsidiaries	5	4
Interest income from associates		
Exchange gains	52	9
Income from fair value hedge derivatives	82	95
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)	208	241
Income from non-hedging derivatives	758	1,008
Miscellaneous finance income	15	50
(a)	**1,196**	**1,487**
Positive fair value adjustments to:		
Fair value hedge derivatives	91	55
Underlying financial assets and liabilities of fair value hedge derivatives	144	40
Non-hedging derivatives	1,027	651
(b)	**1,262**	**746**
Total (c)=(a+b)	**2,458**	**2,233**
of which, included in the supplementary disclosure on financial instruments	*1,868*	*1,766*

Finance expenses

Finance expenses increased 207 million euros compared to 2012 and was broken down as follows:

(millions of euros)		2013	2012
Interest expenses and other finance expenses:			
Interest expenses and other costs relating to bonds		859	888
Interest expenses relating to subsidiaries		394	441
Interest expenses relating to associates		12	19
Interest expenses to banks		118	121
Interest expenses to others		153	197
Commissions		118	79
Exchange losses		52	8
Charges from fair value hedge derivatives		63	53
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		518	546
Charges from non-hedging derivatives		758	1,008
Miscellaneous finance expenses		155	129
	(a)	**3,200**	**3,489**
Negative fair value adjustments to:			
Fair value hedge derivatives		128	66
Underlying financial assets and liabilities of fair value hedge derivatives		101	26
Non-hedging derivatives		1,016	657
	(b)	**1,245**	**749**
Total	**(c)=(a+b)**	**4,445**	**4,238**
of which, included in the supplementary disclosure on financial instruments		*3,324*	*3,271*

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		2013	2012
Exchange gains		52	9
Exchange losses		(52)	(8)
Net exchange gains and losses		-	**1**
Income from fair value hedge derivatives		82	95
Charges from fair value hedge derivatives		(63)	(53)
Net result from fair value hedge derivatives	**(a)**	**19**	**42**
Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		208	241
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(518)	(546)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	**(b)**	**(310)**	**(305)**
Income from non-hedging derivatives		758	1,008
Charges from non-hedging derivatives		(758)	(1,008)
Net result from non-hedging derivatives	**(c)**	**-**	**-**
Net result from derivatives	**(a+b+c)**	**(291)**	**(263)**
Positive fair value adjustments to fair value hedge derivatives		91	55
Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		(101)	(26)
Net fair value adjustments	**(d)**	**(10)**	**29**
Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		144	40
Negative fair value adjustments to fair value hedge derivatives		(128)	(66)
Net fair value adjustments	**(e)**	**16**	**(26)**
Net fair value adjustment to fair value hedge derivatives and underlyings	**(d+e)**	**6**	**3**
Positive fair value to non-hedging derivatives	**(f)**	1,027	651
Negative fair value adjustments to non-hedging derivatives	**(g)**	(1,016)	(657)
Net fair value adjustments to non-hedging derivatives	**(f+g)**	**11**	**(6)**

Note 36
Related party transactions

The following tables show the balances relating to transactions with related parties and the impact of those amounts on the separate income statement, statement of financial position and statement of cash flows of Telecom Italia S.p.A..

Transactions with related parties, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

In accordance with article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning "related party transactions" and the subsequent Consob Resolution 17389 of June 23, 2010, the following major transactions were entered into in 2013 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation:

● on September 27, 2013, the threshold of greater significance of the equivalent-value ratio, set at 3.5% of the consolidated equity of Telecom Italia (threshold amounting to 716.73 million euros at June 30, 2013, the reporting date of the latest periodic accounting document published) was exceeded as a result of the execution of a series of sales of trade receivables with advances during 2013 to Mediofactoring S.p.A. and Centro Factoring S.p.A., both part of the Intesa Sanpaolo group. In light of the guidelines and recommendations set forth in Consob Communication DEM/100078683 of September 24, 2010, the sales of trade receivables with advances qualify as financial operations and, as such, in calculating their equivalent value the amount of the receivables sold is used, increased by the fees and interest paid to the assignee. As a result of the exceeding of the threshold of greater significance, on October 11, 2013 an information document was published, available on the Company's website at http://www.telecomitalia.com/tit/it/about-us/general-archive.html;

● on November 7, 2013, the Board of Directors of Telecom Italia approved the launch of a bond issued by Telecom Italia Finance S.A. with mandatory conversion into Telecom Italia shares for an amount of 1.3 billion euros; in relation to the loan's subscribers (Banca IMI S.p.A., a subsidiary of Intesa Sanpaolo S.p.A. and Telefónica S.A.) and on the basis of the request by the Control and Risk Committee, Telecom Italia classified the transaction as a "related party transaction of major significance"; as a result the precautionary analysis and decision-making procedure was followed in accordance with the internal procedures for related party transactions. As a result, at its meeting on December 5, 2013, the Board of Directors passed a new resolution, approving the convertible bond, on the basis of specific advice prepared by the independent directors and after verification that the transaction met the interests of Telecom Italia S.p.A., as well as its cost effectiveness and substantial correctness. On December 6, 2013, the press release required by Consob (also serving as a disclosure document in accordance with Consob Regulation no. 17221/2010) was then published, in which the report of the Independent Directors and the observations of the Board of Statutory Auditors were included as an attachment. The documentation is available on the Company's website www.telecomitalia.com, Press section.

The effects on the individual line items of the separate income statements for the years 2013 and 2012 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2013

(millions of euros)	Total	Related Parties						Total related parties	% of financial statement item
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers		
Revenues	15,304	281	9	2	142	–	–	434	2.8
Other income	256	10	–	–	7	–	–	17	6.6
Acquisition of goods and services	5,434	1,010	8	17	50	–	–	1,085	20.0
Employee benefits expenses	2,251	–	–	–	3	69	20	92	4.1
Other operating expenses	624	1	–	–	1	–	–	2	0.3
Income (expenses) from investments	(73)	104	–	–	–	–	–	104	
Finance income	2,458	1,366	–	–	118	–	–	1,484	60.4
Finance expenses	4,445	1,213	18	–	310	–	–	1,541	34.7

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE INCOME STATEMENT LINE ITEMS 2012

(millions of euros)	Total	Related Parties						Total related parties	% of financial statement item
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers		
Revenues	16,940	284	36	2	164	–	–	486	2.9
Other income	241	16	–	–	3	–	–	19	7.9
Acquisition of goods and services	5,940	1,090	10	17	62	–	–	1,179	19.8
Employee benefits expenses	2,490	–	–	–	4	69	16	89	3.6
Other operating expenses	656	1	–	–	–	–	–	1	0.2
Income (expenses) from investments	36	131	–	–	–	–	–	131	-
Finance income	2,233	636	–	–	143	–	–	779	34.9
Finance expenses	4,238	1,412	19	–	68	–	–	1,499	35.4

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the line items of the statements of financial position at December 31, 2013 and at December 31, 2012 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2013

(millions of euros)	Total	Related Parties						
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
NET FINANCIAL DEBT								
Non-current financial assets	**1,371**	521	–	–	107	–	**628**	45.8
Securities other than investments (current assets)	1,462	1,198	–	–	–	–	**1,198**	81.9
Financial receivables and other current financial assets	547	306	–	–	11	–	**317**	58.0
Cash and cash equivalents	1,284	18	–	–	26	–	**44**	3.4
Current financial assets	**3,293**	1,522	–	–	37	–	**1,559**	47.3
Non-current financial liabilities	29,154	7,348	56	–	142	–	**7,546**	25.9
Current financial liabilities	8,882	4,331	70	–	313	–	**4,714**	53.1
Total net financial debt	**33,372**	**9,636**	**126**	**–**	**311**	**–**	**10,073**	30.2
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS								
Miscellaneous receivables and other non-current assets	1,134	20	–	–	–	–	**20**	1.8
Trade and miscellaneous receivables and other current assets	3,475	179	4	2	137	–	**322**	9.3
Miscellaneous payables and other non-current liabilities	412	37	–	–	–	–	**37**	9.0
Trade and miscellaneous payables and other current liabilities	6,226	562	8	25	141	21	**757**	12.2

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2012

(millions of euros)	Total	Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
NET FINANCIAL DEBT								
Non-current financial assets	**2,449**	606	–	–	254	–	**860**	35.1
Securities other than investments (current assets)	**363**	–	–	–	–	–		–
Financial receivables and other current financial assets	**476**	129	2	–	10	–	**141**	29.6
Cash and cash equivalents	**2,146**	162	–	–	85	–	**247**	11.5
Current financial assets	**2,985**	291	2	–	95	–	**388**	13.0
Non-current financial liabilities	**34,887**	11,444	109	–	359	–	**11,912**	34.1
Current financial liabilities	**5,425**	3,498	103	–	71	–	**3,672**	67.7
Total net financial debt	**34,878**	**14,045**	**210**	**–**	**81**	**–**	**14,336**	41.1
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS								
Miscellaneous receivables and other non-current assets	**996**	15	–	–	–	–	**15**	1.5
Trade and miscellaneous receivables and other current assets	**4,189**	199	11	1	127	–	**338**	8.1
Miscellaneous payables and other non-current liabilities	**518**	60	–	–	–	–	**60**	11.6
Trade and miscellaneous payables and other current liabilities	**7,003**	563	9	13	187	22	**794**	11.3

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the statements of cash flows for the years 2013 and 2012 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2013

(millions of euros)	Total	Related Parties						
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
Purchase of intangible and tangible assets on an accrual basis	**2,915**	**521**	**2**	**108**	**–**	**–**	**631**	21.6
Dividends paid	**454**	**2**	**–**	**–**	**62**	**–**	**64**	14.1

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

STATEMENT OF CASH FLOWS LINE ITEMS 2012

(millions of euros)	Total	Related Parties						
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
Purchase of intangible and tangible assets on an accrual basis	**3,005**	355	2	88	–	–	**445**	14.8
Dividends paid	**900**	5	–	–	139	–	**144**	16.0

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

Transactions with subsidiaries

In 2013 the following transactions with subsidiaries of Telecom Italia S.p.A. took place:

- **LA 7 S.r.l.**: the company was sold on April 30, 2013;
- **Telecom Italia Digital Solutions S.p.A.**: on May 27, 2013 the company name of Path.Net S.p.A. was changed to Telecom Italia Digital Solutions S.p.A.;
- **Tecno Servizi Mobili S.r.l.**: the company was liquidated on June 20, 2013;
- **MTV Italia**: the company was sold on September 12, 2013;
- **MTV Pubblicità**: the company was sold on September 12, 2013;

In 2012 the following transactions with subsidiaries of Telecom Italia S.p.A. took place:

- **LA 7 S.r.l.**: on September 1, 2012 the TV business segment of TI Media was transferred to LA 7 S.r.l.;
- **Matrix**: the company was sold on October 31, 2012;
- **Transfer of the Telecom Italia "Information Technology" business segment to SSC**: November 1, 2012 was the effective date of the transfer of the "Information Technology" business segment of Telecom Italia to SSC, subsequently renamed Telecom Italia Information Technology.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Revenues			
4G Retail	88	79	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties
Sofora - Telecom Argentina group	3	5	Technical assistance activities provided by Telecom Italia for broadband development and studies on VAS implementation, supply of evolved platforms as well as international telecommunications and roaming services
Tim Participações group	11	10	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
TLC Commercial Services group	8	7	Telephone and data transmission services for company use, supply of products for sale to the public, lease of properties
H.R. Services	3	3	Human resources assistance and consulting service, user licenses for software products and rent of HW equipment, leases of properties and facility management services, telephone services, and administrative outsourcing
LA 7 S.r.l.	1	1	Fixed and mobile telephone services, including temporary connections outside Italy and to the office data network, leases of properties and facility management services
Matrix S.p.A.	-	15	Sale of advertising space to various content providers, Content Delivery Network infrastructure services, provision of data and equipment connectivity, provision of call center and information service 1254, telephone and web integration services
MTV Italia S.r.l.	-	1	Telephone services, Data center services, administrative outsourcing, lease of properties and facility management services
Olivetti S.p.A.	4	3	Telephone services, MPLS and on fiber services for the national data network and international network maintenance, SAP and Data Center outsourcing services, lease of properties

(millions of euros)	2013	2012	Type of contract
Telecom Italia Digital Solutions S.p.A.	45	40	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services
Telecom Italia Information Technology	41	27	Telephone services, IT services to the Nuvola Italiana (Italian Cloud), desktop management and Microsoft licenses services, real estate management activities, administrative outsourcing
Telecom Italia Media Broadcasting	6	5	Sale of network infrastructures for carrying TV signals, data network and monitoring of TLC networks on the IT platform services, telephone services, administrative outsourcing
Telecom Italia Media S.p.A.	-	4	Connectivity services, management and development of the digital terrestrial platform and telephone services, lease of properties
Telecom Italia S.Marino S.p.A.	2	2	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	60	72	Telephone and data transmission services, inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, sale of IRU dark fiber, supply and development of specific software for internal use, property leases, administrative outsourcing
Telecontact S.p.A.	6	6	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing
Telefonia Mobile Sammarinese S.p.A.	1	2	Interconnection services
Telenergia S.p.A.	1	1	Outsourcing for company business, administrative outsourcing
Other minor companies	1	1	
Total revenues	**281**	**284**	
Other income	**10**	**16**	Recovery of costs of personnel on secondment and costs of services, compensation for board positions, other income
Acquisition of goods and services			
4G Retail	104	85	Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	17	23	Call center and back office services for customers, cloud computing for the Nuvola Italiana (Italian Cloud), support services for operational administration and archive management
Advalso S.p.A.	8	4	Supply and installation of technological products and equipment for the "Smart Town" Project, framework agreement for data processing services, dispatching support for electronic data flows concerning the out-of-court settlement of receivables due from customers, electronic and paper archiving services for customer contracts
Sofora - Telecom Argentina group	1	1	Roaming services
Tim Participações group	1	1	Roaming services
TLC Commercial Services group	12	14	Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows
H.R. Services	46	45	Personnel administrative services to Telecom Italia except for managers, carrying out Telecom Italia personnel training, recruitment and assessment services, skill evaluation service, welfare services, and ASSILT and CRALT
LA 7 S.r.l.	1	1	Distribution and promotion of TV and video-type content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia

(millions of euros)	2013	2012	Type of contract
IT Telecom S.r.l.	5	5	Certification Authority service for Telecom Italia
Matrix S.p.A.	-	21	Upgrading, development and technical and operational management of the Telecom Italia NOI.portal and the Telecom Italia Security website, advertising presence on the portals owned by Matrix, upgrading, maintenance and tracking services on the Omniture platform for Telecom Italia websites, supply and maintenance of targeted content provided to the portals and websites and of products targeted to Consumer customers of Telecom Italia, supply of Internet products and services for Telecom customers, expenses for professional services
MTV Italia S.r.l.	-	2	Acquisition of broadcasting rights for MTV programming
Olivetti Multiservices	4	4	Lease of properties
Olivetti S.p.A.	34	37	Supply of applications installation and assistance for documental management, supply of customized services as part of Telecom Italia offerings to its clientele, purchase of IT services sold to Telecom Italia clientele
Telecom Italia Digital Solutions S.p.A.	2	3	Acquisition of call center services and customized platforms for the Public Administration; acquisition of services for the design, construction and management of the EXPO 2015 digital presence, as well as technology management services for the maintenance and development of the EXPO 2015 portal
Telecom Italia Information Technology	66	74	Supply of IT services relating to design, application development and testing, advanced maintenance and configuration of existing solutions, infrastructures and applications management in Data Centers, analysis and design of innovative architecture and security solutions; services supply for Nuvola Italiana under framework agreements; supply of personalized services for customers
Telecom Italia Media S.p.A.	-	2	Distribution and promotion of TV and video-type content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs
Telecom Italia S.Marino S.p.A.	-	2	Interconnection service of the Telecom Italia network to the Telecom Italia San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	290	353	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	64	61	Call center services
Telenergia S.p.A.	354	346	Power services
TI Germany	-	4	Management of telecommunications services of the Generali group for the German area
Other minor companies	1	2	
Total acquisition of goods and services	**1,010**	**1,090**	
Other operating expenses	**1**	**1**	
Income (expenses) from investments			
Telecom Italia Digital Solutions S.p.A.	3	2	Dividends
Telecom Italia Deutschland Holding Gmbh	-	35	Dividends
Telecom Italia Sparkle S.p.A.	99	94	Dividends
Other minor companies	2	-	
Total income (expenses) from investments	**104**	**131**	

(millions of euros)	2013	2012	Type of contract
Finance income			
Matrix S.p.A.	-	1	Interest income on financial receivables
Olivetti S.p.A.	1	1	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	1,286	577	Income from derivatives and financial commission income
Telecom Italia Finance S.A.	71	51	Income from derivatives and financial commission income
Telecom Italia Media S.p.A.	5	4	Income from non-current receivables, interest income on financial receivables, financial commission income
Telecom Italia Sparkle S.p.A.	1	1	Financial commission income
Telenergia S.p.A.	1	-	Income from derivatives and financial commission income
Other minor companies	1	1	
Total finance income	**1,366**	**636**	
Finance expenses			
Telecom Italia Capital S.A.	919	1,050	Interest on financial payables, charges on derivatives
Telecom Italia Finance S.A.	291	358	Interest on financial payables, charges on derivatives, financial commissions payables
Telecom Italia Sparkle S.p.A.	1	2	Interest expenses on financial payables
Telenergia S.p.A.	2	1	Charges on derivatives, interest expenses on financial payables
Other minor companies	-	1	
Total finance expenses	**1,213**	**1,412**	

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Net financial debt			
Non-current financial assets			
TLC Commercial Services group	6	9	Variable rate loan
Telecom Italia Capital S.A.	330	364	Derivatives
Telecom Italia Finance S.A.	185	233	Derivatives, included the embedded option of the mandatory convertible bond, issued by Telecom Italia Finance convertible into ordinary shares
Other minor companies	-	-	
Total non-current financial assets	**521**	**606**	
Securities other than investments (current assets)	**1,198**	-	Securities held in portfolio by Telecom Italia S.p.A., as a result of the buyback offer on bonds of Telecom Italia Capital S.A.
Financial receivables and other current financial assets			
TLC Commercial Services group	9	1	Mainly referring to loans granted in 2001, due in 2014
Telecom Italia Capital S.A.	193	25	Derivatives
Telecom Italia Finance S.A.	3	2	Derivatives
Telecom Italia Media S.p.A.	100	100	Short-term loan
Other minor companies	1	1	
Total financial receivables and other current financial assets	**306**	**129**	
Cash and cash equivalents			Treasury current account transactions
Telecom Italia Media S.p.A.	18	160	
Telecom Italia Sparkle of North America	-	2	
Total Cash and cash equivalents	**18**	**162**	
Non-current financial liabilities			
Telecom Italia Capital S.A.	5,922	8,957	Payables for loans and derivatives of a financial nature
Telecom Italia Finance S.A.	1,425	2,486	Payables for loans and derivatives of a financial nature
Other minor companies	1	1	
Total Non-current financial liabilities	**7,348**	**11,444**	

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Current financial liabilities			
A.C.C. S.r.l.	2	5	Payables for current account transactions
EMSA Servizi	8	8	Payables for current account transactions and for loans
TLC Commercial Services group	10	-	Payables for current account transactions
H.R. Services	8	9	Payables for current account transactions and for loans
IT Telecom S.r.l.	4	4	Payables for current account transactions and for loans
OFI Consulting	31	31	Payables for current account transactions and for loans
Olivetti Multiservices	21	19	Payables for current account transactions
Olivetti S.p.A.	14	26	Mainly referring to payables for current account transactions
Telecom Italia Digital Solutions S.p.A.	7	23	Payables for current account transactions
Telecom Italia Information Technology	73	67	Payables for current account transactions
Telecom Italia Capital S.A.	1,929	1,787	Payables for loans
Telecom Italia Finance S.A.	2,017	1,273	Payables for loans and payables connected to the embedded option of the abovementioned mandatory convertible bond
Telecom Italia Sparkle S.p.A.	159	202	Payables for current account transactions and for loans
Telecontact S.p.A.	10	6	Payables for current account transactions
Telenergia S.p.A.	30	28	Mainly referring to payables for current account transactions
Telsy	8	8	Payables for current account transactions
Other minor companies	-	2	
Total Current financial liabilities	**4,331**	**3,498**	

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Other statement of financial position line items			
Miscellaneous receivables and other non-current assets	**20**	**15**	Mainly referring to prepaid expenses with Telecontact for call center services
Trade and miscellaneous receivables and other current assets			
4G Retail	42	36	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties
Tim Participações group	7	5	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
H.R. Services	3	4	Human resources assistance and consulting service, user licenses for software products and rent of HW equipment, leases of properties and facility management services, telephone services, and administrative outsourcing
LA 7 S.r.l.	-	3	Fixed and mobile telephone services, including temporary connections outside Italy and to the office data network, leases of properties and facility management services
MTV Italia S.r.l.	-	1	Telephone services, Data center services, administrative outsourcing, lease of properties and facility management services
Olivetti S.p.A.	5	7	Telephone services, MPLS and on fiber services for the national data network and international network maintenance, SAP and Data Center outsourcing services, lease of properties
Telecom Italia Digital Solutions S.p.A.	33	45	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services
Telecom Italia Information Technology	13	18	Telephone services, IT services to the Nuvola Italiana (Italian Cloud), desktop management and Microsoft licenses services, real estate management activities, administrative outsourcing
Telecom Italia Media Broadcasting S.p.A.	6	9	Sale of network infrastructures for carrying TV signals, data network and monitoring of TLC networks on the IT platform services, telephone services, administrative outsourcing
Telecom Italia Media S.p.A.	1	2	Connectivity services, management and development of the digital terrestrial platform and telephone services, lease of properties
Telecom Italia Sparkle S.p.A.	51	44	Telephone and data transmission services, inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, sale of IRU dark fiber, supply and development of specific software for internal use, property leases, administrative outsourcing
Telecontact S.p.A.	9	7	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing
Telefonia Mobile Sammarinese S.p.A.	-	1	Interconnection services
Telenergia S.p.A.	2	4	Outsourcing for company business, administrative outsourcing
Other minor companies	7	13	
Total trade and miscellaneous receivables and other current assets	**179**	**199**	

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Miscellaneous payables and other non-current liabilities			
LA 7 S.r.l.	-	9	Payables for tax consolidation
Olivetti I-Jet	2	3	Payables for tax consolidation
Olivetti S.p.A.	8	9	Payables for tax consolidation
Telecom Italia Information Technology	11	2	Payables for tax consolidation
Telecom Italia Media Broadcasting S.p.A.	7	10	Mainly deferred income
Telecom Italia Media S.p.A.	4	21	Payables for tax consolidation
Telecontact S.p.A.	4	5	Payables for tax consolidation
Other minor companies	1	1	
Total miscellaneous payables and other non-current liabilities	**37**	**60**	
Trade and miscellaneous payables and other current liabilities			
4G Retail	17	15	Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	4	4	Call center and back office services for customers, cloud computing for the Nuvola Italiana (Italian Cloud), support services for operational administration and archive management
Advalso S.p.A.	4	4	Supply and installation of technological products and equipment for the "Smart Town" Project, framework agreement for data processing services, dispatching support for electronic data flows concerning the out-of-court settlement of receivables due from customers, electronic and paper archiving services for customer contracts
TLC Commercial Services group	1	1	Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows
H.R. Services	11	10	Personnel administrative services to Telecom Italia except for managers, carrying out Telecom Italia personnel training, recruitment and assessment services, skill evaluation services, welfare services, ASSILT and CRALT
IT Telecom S.r.l.	5	5	Certification Authority service for Telecom Italia
LA 7 S.r.l.	-	10	Distribution and promotion of TV and video-type content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia
MTV Italia S.r.l.	-	1	Acquisition of broadcasting rights for MTV programming
Olivetti S.p.A.	28	30	Supply, installation and assistance of applications for documental management, supply of customized services as part of Telecom Italia offerings to its clientele, purchase of IT services sold to Telecom Italia clientele, payables for tax consolidation
Telecom Italia Digital Solutions S.p.A.	3	3	Acquisition of call center services and customized platforms for the Public Administration; acquisition of services for the design, construction and management of the EXPO 2015 digital presence, as well as technology management services for the maintenance and development of the EXPO 2015 portal
Telecom Italia Information Technology	266	213	Supply of IT services relating to design, application development and testing, advanced maintenance and configuration of existing solutions, infrastructures and applications management in Data Centers, analysis and design of innovative architecture and security solutions; services supply for Nuvola Italiana under framework agreements; supply of personalized services for customers

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Telecom Italia Media S.p.A.	21	1	Payables for tax consolidation
Telecom Italia San Marino S.p.A.	1	1	Interconnection services of the Telecom Italia network to the Telecom Italia San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	150	201	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	15	20	Call center services
Telenergia S.p.A.	31	40	Power services
TI Germany	-	2	Management of telecommunications services of the Generali group for the German area
Other minor companies	5	2	
Total trade and miscellaneous payables and other current liabilities	**562**	**563**	

STATEMENT OF CASH FLOWS LINE ITEMS

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2013	2012	Type of contract
Purchase of intangible and tangible assets on an accrual basis			
Olivetti S.p.A.	3	6	Purchase of IT products to be leased to Telecom Italia clientele
Telecom Italia Information Technology	517	348	Supply of IT services
Other minor companies	1	1	
Total purchase of intangible and tangible assets on an accrual basis	**521**	**355**	
Dividends paid			
Telecom Italia Finance S.A.	2	5	Dividends paid
Total dividends paid	**2**	**5**	

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Revenues			
Nordcom S.p.A.	2	3	Telephone services, data network and outsourcing connections, ICT products and services
Teleleasing S.p.A. (in liquidation)	5	31	Equipment sale and maintenance services
TM News	1	1	Property leases, telephone services
Other minor companies	1	1	
Total revenues	**9**	**36**	
Acquisition of goods and services			
Movenda	2	3	Mainly supply of SIM cards and related adapters, software analysis and development
Nordcom S.p.A.	2	3	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers
Teleleasing S.p.A. (in liquidation)	2	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News	2	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information
Total acquisition of goods and services	**8**	**10**	
Finance expenses			
Aree Urbane	6	-	Write-down of financial receivable and provision for guarantees given.
Teleleasing S.p.A. (in liquidation)	12	19	Mainly interest expenses on finance leases of equipment and finance leases
Total finance expenses	**18**	**19**	

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Net financial debt			
Financial receivables and other current financial assets	-	**2**	
Non-current financial liabilities			
Teleleasing S.p.A. (in liquidation)	56	109	Finance lease payables of equipment and finance leases
Total Non-current financial liabilities	**56**	**109**	
Current financial liabilities			
Teleleasing S.p.A. (in liquidation)	70	103	Mainly finance lease payables of equipment and finance leases
Total Current financial liabilities	**70**	**103**	
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Nordcom S.p.A.	-	1	Telephone services, data network and outsourcing connections, ICT products and services
Teleleasing S.p.A. (in liquidation)	2	8	Equipment sale and maintenance services
TM News	1	1	Property leases, telephone services
Other minor companies	1	1	
Total trade and miscellaneous receivables and other current assets	**4**	**11**	
Trade and miscellaneous payables and other current liabilities			
Movenda	2	3	Mainly supply of SIM cards and related adapters, software analysis and development
Nordcom S.p.A.	1	2	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers
Teleleasing S.p.A. (in liquidation)	3	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News	1	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information
Other minor companies	1	1	
Total trade and miscellaneous payables and other current liabilities	**8**	**9**	

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Purchase of intangible and tangible assets on an accrual basis			
Movenda	2	2	Information services
Total purchase of intangible and tangible assets on an accrual basis	**2**	**2**	

Transactions with associates' subsidiaries and joint ventures

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Revenues			
Italtel group	2	2	Supply of rented equipment, telephone and connectivity services
Total revenues	**2**	**2**	
Acquisition of goods and services			
Italtel group	17	17	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers
Total acquisition of goods and services	**17**	**17**	

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Italtel group	2	1	Supply of rented equipment, telephone and connectivity services
Total trade and miscellaneous receivables and other current assets	**2**	**1**	
Trade and miscellaneous payables and other current liabilities			
Italtel group	25	13	Supply transactions connected with investment and operations activities
Total trade and miscellaneous payables and other current liabilities	**25**	**13**	

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Purchase of intangible and tangible assets on an accrual basis	**108**	**88**	Purchases of TLC equipment from Italtel group

Telecom Italia has also issued guarantees on behalf of subsidiaries, associates and joint ventures for a total of 9,868 million euros (11,554 million euros at December 31, 2012).

In particular, the following is noted: 6,997 million euros on behalf of Telecom Italia Capital (8,830 million euros at December 31, 2012); 2,764 million euros on behalf of Telecom Italia Finance (2,606 million euros at December 31, 2012); 10 million euros on behalf of Telecontact (same amount as at December 31, 2012); 4 million euros on behalf of Olivetti Multiservices (same amount as at December 31, 2012); 23 million euros on behalf of Telenergia (35 million euros at December 31, 2012); 49 million euros on behalf of the Latin American Nautilus group (52 million euros at December 31, 2012); and 14 million euros on behalf of Olivetti S.p.A. (9 million euros at December 31, 2012).

Transactions with other related parties (both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance)

The "Procedure for carrying out transactions with related parties" – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders' agreements according to art. 122 of the Consolidated Law on Finance, which governs the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

On December 13, 2013 the Board Director Cèsar Alierta Izuel, through whom Telecom Italia was a related party of the companies of the China Unicom group, tendered his resignation. As a result the aforementioned companies are no longer considered related parties.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Revenues			
Generali group	52	70	Supply of telephone and data transmission services, peripheral data networks, connections, storage and applications and telecommunications services
Intesa Sanpaolo group	68	66	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	7	5	Marketing of data devices, MPLS national and international network, telephone services
Telefónica group	14	20	Roaming services, operations services on software and hardware platforms, IP connectivity services
Other minor companies	1	3	
Total revenues	**142**	**164**	
Other income	**7**	**3**	Damage compensation from the Generali group

(millions of euros)	2013	2012	Type of contract
Acquisition of goods and services			
A1 International group	-	1	Television content rights
Generali group	27	31	Insurance premium payments and property leases mainly through the companies Generali Properties S.p.A. and Generali Immobiliare Italia S.p.A. SGR
Intesa Sanpaolo group	11	18	Factoring fees, for technological top-ups and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2	1	Professional services, credit recovery activities
Telefónica group	10	11	Roaming services
Total acquisition of goods and services	**50**	**62**	
Employee benefits expenses	**3**	**4**	Referring to non-obligatory employee insurance policies written with the Generali group
Other operating expenses	**1**	**-**	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group
Finance income			
Intesa Sanpaolo group	106	131	Mainly referring to income from derivatives
Mediobanca group	12	12	Mainly referring to income from derivatives
Total finance income	**118**	**143**	
Finance expenses			
Intesa Sanpaolo group	287	50	Expenses from derivatives, financial commissions payable, other expenses
Mediobanca group	23	18	Expenses from derivative contracts
Total finance expenses	**310**	**68**	

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Net financial debt			
Non-current financial assets	**107**	**254**	Derivatives put into place with the Mediobanca group and Intesa Sanpaolo group
Financial receivables and other current financial assets	**11**	**10**	Derivatives put into place with the Mediobanca group and Intesa Sanpaolo group
Cash and cash equivalents			
Intesa Sanpaolo group	26	85	Bank accounts and deposits
Total Cash and cash equivalents	**26**	**85**	
Non-current financial liabilities			
Intesa Sanpaolo group	128	272	Mainly non-current financial payables and derivatives
Mediobanca group	14	87	Mainly non-current financial payables and derivatives
Total Non-current financial liabilities	**142**	**359**	
Current financial liabilities			
Intesa Sanpaolo group	250	70	Mainly referring to financial payables relating to the Revolving Credit Facility and derivatives
Mediobanca group	63	1	Referring to financial payables relating to the Revolving Credit Facility and derivatives
Total Current financial liabilities	**313**	**71**	

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Generali group	20	15	Supply of telephone and data transmission services, peripheral data networks, connections, storage and applications and telecommunications services
Intesa Sanpaolo group	112	104	Factoring services, telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	2	-	Marketing of data devices, MPLS national and international network, telephone services
Telefónica group	3	6	Roaming services, operation services on software and hardware platforms, IP connectivity services
Other minor companies	-	2	
Total trade and miscellaneous receivables and other current assets	**137**	**127**	
Trade and miscellaneous payables and other current liabilities			
Intesa Sanpaolo group	134	176	Payable on the sale to Intesa Sanpaolo group, by our suppliers, of trade receivables due from Telecom Italia. It also includes the payable deriving from fees for technological top-ups and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
Telefónica group	5	9	Roaming services
Other minor companies	1	1	
Total trade and miscellaneous payables and other current liabilities	**141**	**187**	

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Purchase of intangible and tangible assets on an accrual basis	-	.	
Dividends paid			
Telco	60	129	Dividends paid
Other minor companies	2	10	Dividends paid
Total dividends paid	**62**	**139**	

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2013	2012	Type of contract
Employee benefits expenses			Contributions to pension funds
Fontedir	10	11	
Telemaco	59	58	
Total Employee benefits expenses	**69**	**69**	

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2013	12/31/2012	Type of contract
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3	4	
Telemaco	18	18	
Total trade and miscellaneous payables and other current liabilities	**21**	**22**	

Remuneration to key managers

In 2013, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. in respect of key managers amounted to 20 million euros (16 million euros at December 31, 2012) broken down as follows:

(millions of euros)	2013	2012
Short-term remuneration	10	13
Long-term remuneration	-	1
Employment termination benefit incentives	10	2
Share-based payments (*)	-	-
Total	**20**	**16**

(*) These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of Telecom Italia S.p.A. (LTI 2011/2012).

Short-term remuneration is disbursed during the year it pertains to and, at the latest, within six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.
In 2013, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 803,000 euros (579,000 at December 31, 2012).
In 2013, key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:		
Franco Bernabè	[1]	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	[2]	Domestic Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Managers:		
Andrea Mangoni	[3]	South America General Manager
Rodrigo Modesto de Abreu	[4]	Diretor Presidente TIM Participações
Simone Battiferri		Head of Business
Franco Bertone	[5]	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia		Head of Public & Regulatory Affairs
Antonino Cusimano		Head of Corporate Legal Affairs
Stefano De Angelis	[6]	Dirección General Ejecutiva (CEO) Telecom Argentina
Mario Di Loreto	[7]	Head of People Value
Antonio Migliardi	[8]	Head of Human Resources and Organization
Giuseppe Roberto Opilio		Head of Technology
Piergiorgio Peluso		Head of Administration, Finance and Control
Luca Rossetto		Head of Consumer
Alessandro Talotta		Head of National Wholesale Services
Paolo Vantellini		Business Support Officer

(1) to October 3, 2013
(2) from October 3, 2013
(3) to April 30, 2013
(4) from March 4, 2013
(5) to February 26, 2013
(6) from February 27, 2013
(7) from September 1, 2013
(8) to August 31, 2013

Note 37
Equity compensation plans

The equity compensation plans in force at December 31, 2013 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2013; For more information on the plans in place at December 31, 2012, reference should be made to the separate financial statements of Telecom Italia S.p.A. at that date.

Description of stock option plans

- **Top 2008 Stock Option Plan of Telecom Italia S.p.A.**

  This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share. 75% of the options granted (equal to 8,550,000 options) is not subject to performance targets and is still valid, while the remaining 25% (equal to 2,850,000 options) was forfeited in 2010 because the performance targets were not reached. During 2013, no options were exercised, and the situation remained unchanged compared to December 31, 2012 and to December 31, 2011. Unexercised options expire at the end of the plan on April 15, 2014.

Description of other equity compensation plans

Equity compensation plans which call for payment in equity instruments are recorded at fair value, which represents the cost of such instruments at the grant date and is recorded in the separate income statements under "Employee benefits expenses" over the period between the grant date and the vesting period with a contra-entry to the equity reserve "Other equity instruments". For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to "Employee benefits expenses"; at the end of each year this liability is measured at fair value.

Equity compensation plans, which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2013. The effects on equity and on the separate income statements shown for the individual plans are gross of the tax effect and relate to the amount attributable to both the owners of the parent and non-controlling interests.

- **Long Term Incentive Plan 2010-2015 (LTI 2010-2015 Plan)**

  The Plan awards a cash bonus based on three-year performance measured against pre-set targets to a selected number of Group management. The incentive period ended on December 31, 2012 and, consequently, on March 7, 2013 the board of directors verified the vesting of the right to the bonus for the 117 beneficiaries of the Plan. The total amount vested was 691,853 euros, with the option to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. At the end of the rights issue a total of 204,151 shares were issued with an equal maximum number of matching shares, to be granted as bonus shares in 2015, if the beneficiary retains ownership of said shares during the two year period and maintains the employment relationship with Group companies.

  At December 31, 2013 the maximum number of matching shares issuable was 201,243 shares.

  During 2013, at the end of the first part of the Plan, the provisions made for the cash bonus were aligned to actual amount and the overall fair value of the equity reserve to be allocated in relation to the maximum number of bonus shares issuable in 2015, at the end of the second stage of the Plan, was remeasured. This amount came to 512 thousand euros, of which 449 thousand euros already allocated.

- **Long Term Incentive Plan 2011 (LTI Plan 2011)**

  On March 6, 2014 the Board of Directors of Telecom Italia S.p.A. determined that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2011 were forfeited in full.

  A description of this Plan and its situation at December 31, 2013 is provided below.

  The plan, approved by the shareholders' meeting on April 12, 2011, covered Executive Management, Top Management and Selected Management.

  The plan called for granting:
  - to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus matching shares when specific conditions are met two years after subscription;
  - to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;
  - to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

  On July 7, 2011, the board of directors approved the start of the Plan, which, in addition to the Executive Chairman and the Chief Executive Officer, covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:
  - for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,894,650 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;
  - for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,256,200 euros;
  - for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

  At December 31, 2013, in addition to the Chief Executive Officer, the Plan covered 14 Top Managers and 121 Managers.

- **Long Term Incentive Plan 2012 (LTI Plan 2012)**

  The shareholders' meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.

  The objective of the plan is to reinforce the connection between management's compensation and, on one hand, company performance defined in the industrial plan 2012-2014, measured by the cumulative Free Cash Flow (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

  The plan calls for granting:
  - to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus matching shares when specific conditions are met two years after subscription;
  - to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

  On June 28, 2012, the board of directors approved the start of the Plan. At the start of the Plan, it covered 19 Top Managers and 127 Managers. The estimated maximum incentive for the two categories of incentive beneficiaries was equal to:
  - for Selected Management a total bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,790,925 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;
  - for Top Management a total bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,580,500 euros.

At December 31, 2013 the Plan covered 17 Top Managers and 124 Managers. At the same date, the estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

- for Selected Management a total maximum bonus of 9,240,000 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of 4,620,000 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;
- for Top Management, a total maximum bonus of 5,990,700 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 2,995,350 euros.

At December 31, 2013, the total fair value of the equity reserve to be allocated in relation to the plan amounted to 3.1 million euros, of which 1.2 million euros already allocated, while the payable recognized for the envisaged cash payment was 6 million euros.
The costs recognized as a payable or in an equity reserve during the year amounted to 2 million euros.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the "Top 2008 Plan" was calculated using the "Monte Carlo method" according to the calculation parameters reported in the following table.
For the LTI Plans (2010-2015, 2011 and 2012), the following was measured:

- the debt component, determined as follows:
  - the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;
  - the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;
- the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)
TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at 6 years
LTI Plan 2010-2015 equity component	-	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years
LTI Plan 2011 equity component (Executive Management)	-	0.8044	n.a.	3 years	0.05	2.095% at 3 years
LTI Plan 2011 equity component (Top Management and Selected Management)	-	0.7298	n.a.	5 years	0.07	2.591% at 5 years
LTI Plan 2012 equity component (Top Management and Selected Management)	-	0.7745	n.a.	5 years	0.043	1.25% at 5 years

(1) In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2) In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3) For the TOP 2008 Plan, the dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI 2010 – 2015, LTI 2011 and LTI 2012 Plans the dividends were estimated on the basis of Bloomberg data.

(4) The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option. Solely for the LTI 2012 plan, the rate is a zero coupon at 5 years (the curve is assumed to be the best indicator of the risk-free rate).

Note 38
Significant non-recurring events and transactions

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euros)		Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)
Amount – financial statements	**(a)**	**16,580**	**(1,028)**	**33,372**	**60**
Fines		(2)	(2)	2	(2)
AGCom A428 fine		(84)	(84)	–	–
Expenses for mobility		(11)	(11)	127	(127)
Gains on disposal of non-current assets		1	1	–	–
Goodwill impairment loss		(2,187)	(2,187)	–	–
Interest expenses on disputes		–	–	29	(29)
Total impact	**(b)**	**(2,283)**	**(2,283)**	**158**	**(158)**
Figurative amount	**(a-b)**	**18,863**	**1,255**	**33,214**	**218**

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate income statement line items is as follows:

(millions of euros)	2013	2012
Acquisition of goods and services		
Fines	(2)	–
AGCom A428 fine	(84)	
Sundry expenses	–	(21)
Employee benefits expenses		
Expenses for mobility	(15)	
Use of provision for mobility	–	6
Impact on Operating profit before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets (EBITDA)	**(101)**	**(15)**
Gains (losses) on disposals of non-current assets		
Gain on disposals of non-current assets	1	36
Impairment reversals (losses) on non-current assets		
Goodwill impairment loss	(2,187)	(4,016)
Impact on EBIT – Operating profit (loss)	**(2,287)**	**(3,995)**
Other income (expenses) from investments		
Gains related to disposal of non-current assets	–	
Loss on disposal of consorzio CRIAI	–	(2)
Net gain on disposal of Matrix	–	10
Finance expenses	**–**	**(43)**
Impact on profit (loss) before tax	**(2,287)**	**(4,030)**
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)	–	303
Effect on income taxes on non-recurring items	4	(2)
Impact on profit (loss) for the year	**(2,283)**	**(3,729)**

Note 39
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2012 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 40
Other information

Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2013	2012
Research and development costs expensed during the year	41	39
Development costs capitalized	884	500
Total research and development costs (expensed and capitalized)	**925**	**539**

The sharp increase for 2013 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.
Moreover, in the separate income statement for 2013 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 731 million euros.
Research and development activities conducted by Telecom Italia S.p.A. are detailed in the Report on Operations (Sustainability Section).

Operating leases

Revenue related

Telecom Italia has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2013 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2013	12/31/2012
Within 1 year	71	104
From 2 to 5 years	153	159
Beyond 5 years	11	14
Total	**235**	**277**

Expense related

Telecom Italia has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2013 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2013	12/31/2012
Within 1 year	238	214
From 2 to 5 years	424	420
Beyond 5 years	93	122
Total	**755**	**756**

Summary schedule of fees due to the audit firm and other firms in its network

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. ("PwC") and to the other firms in the PwC network for the audit of the 2013 financial statements and the fees referring to the year 2013 for other audit and review services, and for other services besides audit rendered to Telecom Italia by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2013 for such services are also included herein.

(euro)	Telecom Italia S.p.A.		
	PwC S.p.A.	Other firms in the PwC network	Total PwC network
Audit services:			
audit of the separate financial statements	816,600	6,134	822,734
audit of the consolidated financial statements	157,300	-	157,300
review of Form 20-F and SOX Rule 404	966,410	-	966,410
limited review of the half-year condensed consolidated financial statements	161,900	-	161,900
other	1,426,383	85,662	1,512,045
Verification services with issue of certification	888,650	-	888,650
Tax consulting services	-	-	-
Other services:			
agreed procedures on regulatory accounting areas	55,000	-	55,000
Total 2013 fees due for audit and other services to the PwC network	**4,472,243**	**91,796**	**4,564,039**
Out-of-pocket			255,962
Total			**4,820,001**

Note 41
Events subsequent to December 31, 2013

2014-2021 Bonds

On January 23, 2014 Telecom Italia S.p.A. issued a bond for the amount of 1,000 million euros, with an annual coupon rate of 4.5% and maturity on January 25, 2021. The bond issued at a price of 99.447% has a yield of 4.594%.

Early repayment of "Hybrid" Bond

On January 29, 2014 Telecom Italia S.p.A. announced its decision to repay in advance all the subordinated "hybrid" bonds in circulation called €750,000,000 Capital Securities due 2073 (the "Capital Securities"), issued on March 13, 2013. Telecom Italia has in fact decided to exercise the option of early repayment linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on Capital Securities. The bonds were repaid on March 3, 2014 (the "Early Repayment Date") and the relative early repayment price was 101% of the nominal value plus the interest due up until the early repayment date (excluded).

Exit of the Autonomous Province of Trento from the Trentino NGN project

In February 2014, the Autonomous Province of Trento officially announced its exit from the capital of Trentino NGN, the public-private company formed in 2011 to create a fiber optic network in the territory of Trentino, in which Telecom Italia held a shareholding of 41.07%.
The decision was made considering the extended period of waiting and inactivity following the investigation of the European Commission started in July 2012.
The Autonomous Province of Trento's exit from the capital was announced to the European Commission and, therefore, the reasons that determined the start of proceedings no longer exist.
On the basis of the agreements between the parties, on February 28, 2014 Telecom Italia acquired the shareholding held by the Autonomous Province of Trento (52.2%) and a part (4.2%) of the shareholding held by one of the minority shareholders (La Finanziaria Trentina S.p.A.), for a total outlay of around 17 million euros. As a result, Telecom Italia now has control of the company.

Buyback of Telecom Italia S.p.A Bonds

On March 7, 2014 Telecom Italia S.p.A. made a buyback offer on four of its bond issues, maturing between May 2014 and March 2016, for a total nominal amount of 500 million euros, which could be amended at Telecom Italia's discretion.
On March 18, Telecom Italia S.p.A. successfully concluded the offer, buying back a total nominal amount of 599 million euros. The bonds bought back were derecognized on the buyback date (March 18, 2014).

Details of the bond issues bought back are provided below:

Name of the Bond	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price	Outstanding nominal amount remaining (euros)
Telecom Italia S.p.A. 750 million euros, due May 2014, coupon rate 4.75%	556,800,000	56,150,000	100.700%	500,650,000
Telecom Italia S.p.A. 750 million euros, due June 2015, coupon rate 4.625%	750,000,000	172,299,000	104.370%	577,701,000
Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon rate 5.125%	1,000,000,000	228,450,000	106.587%	771,550,000
Telecom Italia S.p.A. 850 million euros, due March 2016, coupon rate 8.25%	850,000,000	142,020,000	112.913%	707,980,000

The buyback of the bonds forms part of the optimization of the Company's financial management and is aimed at actively managing maturities and optimizing the financial terms of the early refinancing of those maturities.

Note 42
List of investments in subsidiaries, associates and joint ventures

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in subsidiaries										
EMSA SERVIZI (in liquidation)	Rome		5,000	5,998	125	100.00%	5,998		5,000	(998)
HR SERVICES	L'Aquila		500	3,750	1,111	100.00%	3,750		521	(3,229)
IT TELECOM	Pomezia (RM)		7,000	9,706	649	100.00%	9,706		8,476	(1,230)
OFI CONSULTING	Ivrea (TO)		95	46,359	4	100.00%	46,359		35,109	(11,250)
OLIVETTI GESTIONI IVREA	Ivrea (TO)		100	320	(20)	100.00%	320	(5)	375	55
OLIVETTI MULTISERVICES	Milan		20,337	77,800	1,644	100.00%	77,800		40,406	(37,394)
OLIVETTI	Ivrea (TO)		13,200	22,870	(14,304)	100.00%	20,255	(6)	20,255	-
TELECOM ITALIA INFORMATION TECHNOLOGY	Rome		3,400	40,893	(25,307)	100.00%	40,893		40,893	-
TELECOM ITALIA DIGITAL SOLUTIONS (ex PATH.NET)	Rome		7,224	14,492	2,053	100.00%	14,492		7,812	(6,680)
TIAUDIT COMPLIANCE LATAM	Rio de Janeiro (Brazil)	R $ (,000)	1,500	2,024	(500)					
		Euro	464	627	(155)	70.00%	439		313	(126)
TELECOM ITALIA CAPITAL	Luxembourg		2,336	(113,079)	20,984	100.00%	(113,079)		2,388	115,467
TELECOM ITALIA DEUTSCHLAND HOLDING	Frankfurt (Germany)		25	20,465	7,501	100.00%	20,465		10,820	(9,645)
TELECOM ITALIA INTERNATIONAL	Amsterdam (The Netherlands)		2,399,483	7,161,990	145,101	100.00%	7,161,990		6,835,705	(326,285)
TELECOM ITALIA LATAM PARTIC. E GESTAO ADMIN	Sao Paulo (Brazil)	R $ (,000)	118,926	(5,598)	35,337					
		Euro	36,811	(1,733)	10,938	99.99%	(1,733)	(5)	-	1,733
TELECOM ITALIA MEDIA	Rome		212,188	15,504	(150,503)	75.17%	(44,442)	(6)	137,465	181,907
TELECOM ITALIA SAN MARINO	San Marino		1,808	3,708	153	0.0001%	-		-	-
TELECONTACT CENTER	Naples		3,000	14,575	(1,717)	100.00%	14,575		14,575	-
TELENERGIA	Rome		50	20,219	3,362	100.00%	20,219		50	(20,169)
TELSY	Turin		390	15,068	714	100.00%	15,068		14,517	(551)
TIERRA ARGENTEA	Buenos Aires (Argentina)	Pesos Arg. (,000)	666,701	677,854	99,475					
		Euro	74,167	75,408	11,066	13.11%	9,887		9,887	-
TELECOM ITALIA FINANCE	Luxembourg		542,090	1,645,284	(69,266)	100.00%	1,645,284		1,448,390	(196,894)
TELECOM ITALIA SPARKLE	Rome		200,000	440,975	61,218	100.00%	528,342	(6)	586,466	58,124
TLC COMMERCIAL SERVICES	Rome		500	14,591	(221)	100.00%	20,245	(6)	15,100	(5,145)
								(*)	**9,234,523**	**(262,310)**

(thousands of euros)	Head office	Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)	Carrying amount (B) (4)	Difference (B-A)
Investments in associates and joint ventures								
AREE URBANE (in liquidation)	Milan	100	(61,635)	(21,165)	31.65%	(19,508)	-	19,508
ASSCOM INSURANCE BROKERS	Milan	100	1,999	1,208	20.00%	400	20	(380)
IM.SER	Milan	21	278	(6)	40.00%	91	40	(51)
NORDCOM	Milan	5,000	8,505	592	42.00%	3,572	2,143	(1,429)
TELELEASING (in liquidation)	Milan	9,500	104,862	1,149	20.00%	20,972	829	(20,143)
TIGLIO I	Milan	5,256	33,162	(5,143)	45.70%	15,155	13,580	(1,575)
TIGLIO II	Milan	10	1,037	(55)	49.47%	513	489	(24)
TRENTINO NGN	Trento	96,043	94,888	(1,150)	41.07%	38,974	38,100	(874)
Consorzio EO (in liquidation)	Rome	13	3	(10)	50.00%	2	-	(2)
							55,201	**(4,970)**

(*) The amount does not include 86 thousand euros representing the discount and the fair value of the bonus shares, on Telecom Italia ordinary shares subscribed by the employees of the companies controlled indirectly by the Telecom Italia Group under the "Broad-based Employee Share Ownership Plan" 2010-2014 (PAD).
(1) Figures taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements.
(2) Includes profit (loss)
(3) Net of dividends to be paid
(4) Includes payments made to the investment account
5)   Covered by the provision for losses of subsidiaries and associates
(6) Figures taken from the consolidated financial statements

Certification of the Separate Financial Statements Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1. We, the undersigned, Marco Patuano, as Chief Executive Officer and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A.'s financial reports, certify, having also considered the provisions of article 154 bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:
   - the adequacy in relation to the characteristics of the company and
   - the effective application

   of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2013 fiscal year.

2. Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3. The undersigned also certify that:
   3.1. the separate financial statements at December 31, 2013:
      a) are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to art. 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of Article 9 of Legislative Decree 38 of February 28, 2005;
      b) agree with the results of the accounting records and entries;
      c) provide a true and fair view of the financial conditions, results of operations and cash flows of the Company;
   3.2. the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to the main risks and uncertainties.

March 6, 2014

Chief Executive Officer	The Manager Responsible for Preparing the Company's Financial Reports
/signed/	/signed/
_____	_____
Marco Patuano	Piergiorgio Peluso



INDEPENDENT AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE N° 39 OF 27 JANUARY 2010

To the shareholders of
Telecom Italia SpA

1   We have audited the separate financial statements of Telecom Italia SpA as of and for the year ended 31 December 2013 which comprise the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards , as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these separate financial statements based on our audit.

2   We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the separate financial statements are free from material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the separate financial statements of the prior year, which are presented for comparative purposes, reference is made to our report dated 25 March 2013.

3   In our opinion, the separate financial statements of Telecom Italia SpA as of and for the year ended 31 December 2013 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position as of 31 December 2013, result of operations and cash flows of Telecom Italia SpA for the year then ended.

4   The directors of Telecom Italia SpA are responsible for the preparation of the report on operations and the report on corporate governance and ownership structure published on the corporate website of Telecom Italia SpA, section Corporate, menu Governance, in accordance

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.812.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: **Ancona** 60131 Via Sandro Totti 1 Tel. 0712132311 - **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** 40126 Via Angelo Finelli 8 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 0957532311 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521275911 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it



with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98 presented in the report on corporate governance and ownership structure are consistent with the separate financial statements of Telecom Italia SpA as of and for the year ended 31 December 2013.

Milan, 24 March 2014

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

This report is an English translation of the original audit report, which was issued in Italian. This report has been prepared solely for the convenience of international readers.





Other
Information

Report of the Board of Statutory Auditors to the shareholders' meeting of Telecom Italia S.p.A. pursuant to thr article 153 of legislative decree 58/1998

Dear Shareholders,

This report explains the activities performed by the Board of Statutory Auditors during the course of the 2013 financial year and up to today's date, as required by Consob Notice no. DEM/1025564 of April 6, 2001 and subsequent amendments and additions.

During the 2013 financial year the Board of Statutory Auditors performed the supervisory activities required by the applicable legislation, taking account of the principles of conduct recommended by CNDCEC (the Italian board of chartered accountants and accounting consultants) and the Consob notices on company controls and the activities of the Board of Statutory Auditors.

The Control Body acquired the information necessary for the performance of the tasks of general supervision assigned to it by attending the meetings of the Board of Directors and board committees (i.e. the Executive Committee, the Control and Risk Committee and the Nomination and Remuneration Committee), meetings with Executive Directors and by interviewing Company management, meetings with the external auditor and the Group administration and control bodies and analysis of information flows from the competent company structures, as well as by special controls conducted in its own meetings or in joint meetings with the Control and Risk Committee. Where deemed necessary, the Control Body was assisted by its own legal advisors

The Control Body has notified the market, in its announcements which are intended to be referred to here as required, the information required by Consob pursuant to art. 114, subsection 5 of legislative decree 58/1998 ((the Consolidated Finance Law, also referred to as "CFL").

1. On the basis of the information received and as a result of the analyses conducted by the Board of Statutory Auditors, it has become clear that the transactions carried out by the Company which have major impact on revenues, finances and assets, including transactions performed through companies in which the Company has a direct or indirect stake, are essentially made up as follows:

   ● <u>Assignment of La7 S.r.l:</u> on April 30, 2013, after having received the authorisations specified in the applicable law, Telecom Italia Media S.p.A., a company controlled by Telecom Italia S.p.A. completed the assignment of its entire shareholding in La7 S.r.l. to Cairo Communication S.p.A., according to the terms and conditions communicated to the market in March 3013.

   ● <u>Advance factoring operations with Mediofactoring S.p.A. and Centro Factoring S.p.A.</u> (companies of the Intesa Sanpaolo Group): on September 27, 2013 the aforementioned factoring operations, deemed transactions with parties related to Telecom Italia, exceeded the threshold of major importance set out in the applicable procedure adopted by the Company (3.5% of consolidated net equity at June 30, 2013, corresponding to approximately 716 million euros). This circumstance required Telecom Italia to publish, on October 11, 2013, an information document pursuant to the Consob Regulation adopted with resolution no. 17221/2010.

   ● On November 7, 2013, the Board of Directors of Telecom Italia <u>approved the issue by Telecom Italia Finance S.A. of mandatory convertible bonds convertible into Telecom Italia shares </u>for a total sum of 1.3 billion euros. Given the identity of the bond subscribers, after bond placement, the moment at which the relationship became current, the Company considered the transaction a "transaction with related parties" and, voluntarily, a transaction "of major importance". For this reason, investigation and decision-making guarantee process set out in the procedure for major transactions with related parties was followed, with the favourable opinion of the Control and Risk Committee, although one director voted against it, and the disclosure requirements set out in the Consob regulation were then fulfilled.

The Board of Statutory Auditors, also taking account of the urgent requests received from Consob on this topic, carried out an investigation also by interviewing the Company management and the principal Joint Global Co-ordinators responsible for placing the bonds. According to the information acquired to date, the check allowed it to ascertain, in brief:

- that the qualification of the transaction as a transaction with related parties after the subscription of the bonds was correct;
- that the reference legislation on directors' interests had been correctly applied;
- that there were no irregularities in the bond allocation procedure, also with respect to international best practice on the financial markets and taking account of bookrunners' high degree of technical discretion in their qualitative assessment of the requesting investor, although the acceptance in full of only the subscription request formulated by Telefonica appears singularly inopportune;
- that, according to the information supplied and known, there is no indication of any violations of the provisions regarding the abuse of sensitive information (insider trading), and the Board of Statutory Auditors will continue to maintain its careful vigilance on this issue;
- that there are some critical aspects of the application of the Procedure for the handling and communication to the public of sensitive information with a consequent need to intervene, regarding which the Company has initiated an overall audit process to update and supplement the Procedure.

- <u>Sofora – Telecom Argentina</u>: on November 13, 2013 the Telecom Italia Group accepted the offer made by the Fintech group to purchase its entire controlling shareholding of the Sofora - Telecom Argentina Group from Telecom Italia S.p.A. and its subsidiaries Telecom Italia International and Tierra Argentea; as a result, the shareholding has been classified under Discontinued operations in the separate and consolidated financial statements at December 31, 2013. The sale of Tierra Argentea's shareholding was completed on 10 December 2013, while the sale of the Sofora shares is subject to the suspensive condition that the necessary regulatory authorisations are obtained.

The Board of Statutory Auditors carried out a specific supervisory activity before it even received the first request to do so from Consob. This allowed it to ascertain, on the one hand, that there were no grounds for qualifying the transaction as one carried out with parties related to Telecom Italia and, on the other, that the regulations regarding directors' interests had been correctly applied.

The Board of Directors also ascertained that the principle of management correctness of the transaction has been applied, specifically confirming the adequacy of the analysis of the reasons for the transaction and its advantages for the Company.

In 2013 the following bonds were also issued:

- on March 20, 2013 Telecom Italia issued subordinated convertible bonds (hybrid bonds) for 750 million euros, with coupon rate 7.750% and maturity on March 20, 2073. On February 6, 2014, the Board of Directors of Telecom Italia decided to avail itself of the right to early repayment of the hybrid convertible bonds in circulation, at the same time revoking the resolution, made on February 18, 2013, approving the programme to issue this type of securities, for a maximum sum of 3 billion euros;
- on September 25, 2013 Telecom Italia issued bonds for the amount of one billion euros, with coupon rate 4.875% and maturity on September 25, 2020;
- on January 23, 2014 Telecom Italia issued bonds for the amount of one billion euros, with coupon rate 4.5% and maturity on January 25, 2021.

All the transactions indicated above are listed in the notes to the consolidated financial statements of the Telecom Italia Group and the notes to the separate balance sheet of Telecom Italia S.p.A., as well as in the report on operations for the year 2013.

The Board of Statutory Auditors has verified that the above transactions comply with the law, the Company bylaws and the principles of correct administration, and has made sure that they were not manifestly imprudent or hazardous, in potential conflict of interest, or contrary to the resolutions adopted by the Shareholders' Meeting or likely to compromise the integrity of the corporate assets;

the transactions with Directors' interests, or with related parties, were subjected to the transparency procedure set out in the applicable regulations.

2. During the course of 2013 the Board of Statutory Auditors did not encounter atypical and/or unusual corporate transactions with third parties or related parties (including the companies within the Group).

    The information relating to the principal infragroup transactions and with other related parties executed in the financial year 2013, and the description of their characteristics and economic effects is contained in the notes to the separate financial statements of Telecom Italia S.p.A. and to the consolidated financial statements of the Telecom Italia Group.

    The Board of Statutory Auditors would note that the procedure for undertaking transactions with related parties, drawn up in compliance with Consob Regulation no. 17221 of March 12, 2010 and adopted in November 2010, was updated in June 2012, introducing some clarifying amendments based on the experience accrued, without, however, changing the authorisation system and investigative responsibilities in force. For a thorough illustration of the company procedure, see the Telecom Italia S.p.A. Report on corporate governance and share ownership for the 2013 financial year.

    During 2013 Telecom Italia published two information documents regarding the major transactions with related parties mentioned above.

    The Board of Statutory Auditors has overseen the conformity of the procedure adopted by the Company with the principles indicated by Consob, as well its actual observance.

3. Taking account of the size and structure of the Company and of the Telecom Italia Group, given that there were no atypical and/or unusual transactions, the Board of Statutory Auditors believes that the report on the Company's transactions with related and infragroup parties, given in the notes to the separate financial statements of Telecom Italia S.p.A. and in the notes to the consolidated financial statements of the Telecom Italia Group, should be considered adequate.

4. On March 24, 2014, Independent Auditor PricewaterhouseCoopers issued the reports pursuant to articles 14 and 16 of Legislative Decree no. 39 of January 27, 2010, in which it states that the separate financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the Telecom Italia Group at December 31, 2013 comply with the International Financial Reporting Standards (IFRS) adopted by the European Union, as well as with the provisions issued in implementation of Article 9 of Legislative Decree no. 38 of 2005, that they are drafted with clarity and that they represent truthfully and correctly the finances and assets of the company, the profit and loss results, and the cash flows of the Company and the Group.

    Furthermore, the Independent Auditor also considers that the report on operations and the information in subsection 1, letters c), d), f), l) and m) and subsection 2, letter b) of Article 123-bis of CFL, presented in the report on corporate governance and share ownership, are consistent with the Company's separate financial statements and the consolidated financial statements for the Group at December 31, 2013.

5. On December 20, 2013 a shareholder of the Company submitted a complaint pursuant to article 2408 of the Italian Civil Code regarding the operation to issue the Mandatory Convertible Bonds. In particular, the shareholder alleges infringement of article 2391 of the Italian Civil Code, which disciplines the subject of directors' interests, and article 92 of the CFL, which imposes listed issuers to ensure that all holders of listed financial instruments that are in the same conditions receive the same treatment, and the non-application of article 2629-bis of the Italian Civil Code for failure to communicate the conflict of interest.

    The Board of Directors has assessed the content of the complaint as part of its investigations and checks made into the mandatory convertible bond issue operation. Regarding the outcome of the controls carried out, see the information given in point 1 of this Report.

6. Telecom Italia is registered with the US Securities and Exchange Commission as a foreign issuer and listed on the New York Stock Exchange, and is thus also subject to United States legislation. To

this end it is confirmed that the Board of Statutory Auditors carries out the tasks required of an "Audit Committee" by the above mentioned US legislation.

In particular, in implementation of the obligations that derive from its role as Audit Committee of the Company, the Board of Statutory Auditors adopted in due course a specific procedure for handling reports received by the control body. These reports may consist of:

● "complaints" from shareholders concerning what is considered to be improper behaviour;
● complaints or notifications, from anyone, shareholders or otherwise, concerning alleged anomalies, irregularities, misconduct or, more generally, any problem or issue which is thought to merit investigation by the Control Body;
● "complaints", from anyone, concerning "accounting, internal accounting controls or auditing matters";
● 'concerns', which may be submitted anonymously, from employees of the Company or the Group, concerning "questionable accounting or auditing matters".

There are instructions on the Governance section of the Company's website (Governance System – Board of Statutory Auditors - Role, tasks and responsibilities), for sending such reports - in paper or electronic format - to the Board of Statutory Auditors/Audit Committee of the Company.

Between March 8, 2013 and March 6, 2014 the Board of Statutory Auditors received 16 "reports" (or groups of reports, treated as units in the case of several communications from a single individual, even if at separate times), which complained, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature.

The Board of Statutory Auditors investigated these complaints appropriately, with the support of the Group Compliance Officer, the Audit Department and the competent Company departments, but no irregularities to be reported to the Shareholders' Meeting have emerged.

7. During the 2013 financial year Telecom Italia S.p.A. appointed PricewaterhouseCoopers S.p.A. to undertake various tasks other than audits of financial statements, the fees for which, before VAT, are summarised below:

PricewaterhouseCoopers S.p.A.	(in euros)
Agreed procedures and declarations regarding tender bids	51,650.00
Agreed procedures connected with the issue of comfort letters in relation to the issue of notes	63,000.00
Activities connected with updating the 20,000,000,000 euros Euro Medium Term Note Programme	39,000.00
Agreed procedures in relation to the project of issuing notes on the US market	383,000.00
Agreed audit procedure on special projects	340,935.00
Agreed audit procedures on data used to draw up the profit and loss account and balance sheet of the so-called "Telecom Italia S.p.A. single perimeter" for "Fixed network services" and "Mobile network services"	55,000.00
Accounts auditing of the summary of costs for the staff engaged in research and development for Telecom Italia S.p.A. for the financial year 2012 allowed as deductible for the purposes of IRAP [Regional Tax], in accordance with Article 11, subsection 1, letter A) no. 5) of Legislative Decree no. 446/97 and subsequent amendments	20,000.00
Limited auditing of the abbreviated interim consolidated financial statements at September 30, 2013	296,000.00
Fairness opinion on the issue price of the shares related to the capital increase with disapplication of preferential subscription rights	600,000.00
Total	**1,848,585.00**

8. During the 2013 financial year, Telecom Italia S.p.A. conferred the following task, through its Branch Office in Argentina, to PricewaterhouseCoopers & Co. S.R.L.. (a company connected by continuing relationships with PricewaterhouseCoopers S.p.A. that belongs to the latter's international network) for which the fees, excluding VAT, are summarised below:

Price Waterhouse & Co. Asesores de Empresas S.R.L. (ARGENTINA)	(in euros)
Auditing the financial statements as at December 31, 2013 of "*Sucursal* Argentina" (Argentina Branch Office).. Equivalent of 44,650 Argentinian Pesos (ARS) at the average exchange rate for financial year 2013: 1 euro = 7.27875 ARS	6,134.00
Total	6,134.00



It should be noted that the Shareholders' meeting held on April 29, 2010, on the basis of the proposal put forward by the Board of Statutory Auditors, conferred the office of External Auditor (separate financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report for the purposes of the US Laws) on PricewaterhouseCoopers S.p.A. for the nine year period 2010 - 2018.

The external auditor appointed by the Parent company Shareholders' Meeting is the main external auditor for the entire Telecom Italia Group. To protect the independence of the appointed auditor, the Company has adopted special Guidelines for the appointment of the independent auditor to undertake assignments. These establish the principle under which the appointment of further assignments (when allowed by the reference regulations) is limited to the services and activities closely related to the audit of the financial statements. Conferment of a single further appointment is subject to the prior approval of the Board of Statutory Auditors of the Parent company; for some types of appointment ("pre-approved appointments"), approval is given in advance for categories of appointments. In any event, the Board of Statutory Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of external auditors, valid for the entire Group, which it did by requiring the introduction, from January 1, 2012, of an operative procedure which provides for prior examination by the Board of Statutory Auditors, even for pre-approved appointments, when certain qualitative conditions occur or when specific quantitative thresholds are exceeded.

The Board of Statutory Auditors would also make clear that, with an adequate flow of information, it will adopt the corresponding determinations made by the audit committees of the SEC registered subsidiary companies (i.e. TIM Participações S.A., Nortel Inversora S.A. and Telecom Argentina S.A.) provided they are taken based on rules that comply with the applicable law - including U.S. law - and the Group Guidelines on this subject.

The Board of Statutory Auditors acknowledged the request made by PriceWaterhouseCoopers S.p.A. to supplement their 2013 fee on a final account basis for auditing of the internal controls that govern the process of drafting the consolidated financial statements of the Telecom Italia Group, pursuant to section 404 of the Sarbanes-Oxley Act.

9. Pursuant to article 2389, subsection 3 of the Italian Civil Code, the Board of Statutory Auditors issued its favourable opinion on:
   - the scorecards regarding the short-term incentive targets for the Chairman and Managing Director of the Company;
   - the financial remuneration to be awarded to Franco Bernabè, after his resignation from the office of Chairman of the Board of Directors, after having ascertained its substantial alignment with the provisions of the contract signed with the Company on May 20, 2011.

The Board of Directors, having taken note of the finalisation of the short term incentive system objectives for the Managing Director for 2013, and, in particular, his non-achievement of the access gate to the premium expressed in terms of reported consolidated net income, expressed its approval of the discretional award of a one-off bonus for 2013 to the Managing Director as specific recognition of the results he achieved, particularly in the role of Chief Executive Officer.

Pursuant to article 2386, subsection 1 of the Italian Civil Code, the Control Body approved the appointment of Angelo Provasoli as Director of the Company to replace the outgoing Elio Catania.

Pursuant to the Corporate Governance Principles adopted by the Company in December 2012, the Board of Statutory Auditors expressed its favourable opinion of the operational objectives sheets for the short term incentive scheme for the Heads of the control departments who report directly to the Board (Audit Department, Compliance Department and IT & Security Compliance Function).

Finally, the Board of Statutory Auditors formulated a favourable opinion of the appointment of Mr. Valerio Cavallo as Group Compliance Officer reporting directly to the Board of Directors of the Company.

10. Over the course of financial year 2013, the Company's Board of Directors and Executive Committee held sixteen and two meetings, respectively, at which the Board of Statutory Auditors was always present.

    The Control and Risk Committee met fifteen times (of which fourteen jointly with the Board of Statutory Auditors, due to the topics dealt with). The Nomination and Remuneration Committee met fourteen times.

    During 2013, there were fifty meetings of the Board of Statutory Auditors (including the fourteen meetings held jointly with the Control and Risk Committee).

    It should also be noted that the Board of Statutory Auditors attended all meetings of the of the Control and Risk Committee (not held jointly with the Board of Statutory Auditors' meetings) and of the Nomination and Remuneration Committee, by the attendance of its Chairman or another Statutory Auditor designated by the Chairman.

    The Control Body took part in the Shareholders' Meetings, held on April 17, and December 20, 2013, respectively.

    The Board of Statutory Auditors (through its Chairman or another Statutory Auditor designated by him) also attended the meeting of the savings shareholders' of the Company (22 May 2013) and the meeting of the bondholders relating to the loan "Telecom Italia 2002-2022 Floating Rate bonds, Open Special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired" (May 18, 2014).

11. In accordance with its obligations, the Board of Statutory Auditors obtained information and supervised compliance with the principles of correct administration, by constant attendance at the meetings of the Board of Directors, via interviews, direct observation, investigations, the receipt of information from the management of the Company, and meetings with the Head of the internal audit function, the manager responsible for preparing the corporate accounting documents, the Head of the IT & Security Compliance function and the Company Group Compliance Officer.

    The Board of Statutory Auditors – occasionally through its Chairman – met the Executive Chairman, the Managing Director and external auditor PriceWaterhouseCoopers S.p.A (for the reciprocal exchange of relevant information and data pursuant to article 150, subsection three of the CFL) and attended the meetings of the board's internal committees.

    The Board of Statutory Auditors believes that the governance arrangements and tools adopted by the Company constitute a valid supervisory framework to ensure that the principles of correct administration are respected in operational practice. In particular, in relation to the decision-making processes of the Board of Directors, the Control Body has supervised, including by attendance at board meetings, that the management decisions made by the Directors be substantially legitimate and in the interests of the Company, and checked that the Board resolutions were adequately supported by information, analysis and audit – also involving consultation with the board committees and external professionals, when necessary.

    The Board of Statutory Auditors carefully monitored the assets and liabilities as well as the financial position of the Company, prompting the Board of Directors to consider the most favourable initiatives to strengthen its position, and, finally, it took note of the actions taken in this sense as part of the 2014-2016 industrial plan.

    Finally, the Board of Statutory Auditors checked that the regulations regarding directors' interests (article 2391, Italian Civil Code) had been correctly applied, also recommending that the latter assure the maximum transparency regarding any interest, even merely potential, which any Director might have, in any organisational situation, including those of a merely fact-finding nature. When requested, the Board of Statutory Auditors also provided a report to Consob on this topic.

12. Pursuant to the Corporate Governance Principles of Telecom Italia, the role of providing strategic supervision and direction for the Company pursuing the primary objective of creating value for the shareholders, with a medium-long term perspective, also taking the legitimate interests of the remaining stakeholders into account, is reserved to the Board of Directors.

For the execution of its resolutions and the management of the company, the Board of Directors may, in accordance with the legal limits, delegate the appropriate powers to one or more Directors who report to the Board of Directors and Board of Statutory Auditors on the activities carried out, the general trend of operations and on the transactions of greatest economic and financial significance concluded by the Company or its subsidiaries.

On April 13, 2011, following the renewal approved by the Shareholders' Meeting on April 12, 2011, the Board of Directors appointed Franco Bernabè Chairman of the Board and Chief Executive Officer, Aldo Minucci Vice Chairman and Marco Patuano Chief Operating Officer.

In addition to the power to legally represent the Company, as laid down in the Bylaws and all the powers necessary for performing actions pertinent to the activity of the company in its various manifestations, to be exercised with a single signature, the following powers were conferred on the Chairman and CEO,

- overall governance of the Group, including coordinating the activities of the Chief Operating Officer, and defining the Company's strategic guidelines;
- responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors.

In addition to the power to legally represent the Company and to exercise, with a single signature, all powers required to perform actions pertinent to the activity of the company in its various manifestations, the Chief Operating Officer was made responsible for the overall governance of operations in Italy.

The powers conferred on the Vice Chairman were the representation of the Company, as laid down in the Bylaws, in the event that the Chairman is absent or unable to act.

On October 3, 2013, after the resignation of Franco Bernabè, the Board of Directors of Telecom Italia started the process to identify the new Chairman of the Company: the process was progressed in coherence with the succession plan for executive directors. In the meantime, the powers and organisational responsibilities previously assigned to the former Chairman were attributed to Managing Director Marco Patuano, while - in accordance with the provisions of the bylaws, and in his capacity as deputy - the Vice Chairman, Aldo Minucci, took the chair of the board.

Notwithstanding a broad selection process, the replacement of the Chairman with an external candidate was not completed; on February 6, 2014, the Board of Directors appointed Aldo Minucci Chairman of the Board of Directors, without amending the powers held by Managing Director Marco Patuano.

In January 2014 the new organisational framework of the Telecom Italia Group was formalised, defining the organisational structures that report directly to Managing Director Marco Patuano, in line with the board resolutions of October 3, 2013.

Within the company there is a system of management committees, focused on the governance and operational integration of the activities of the Group. The Board of Statutory Auditors would point out that the Group Committees System is an important element of the organisational structure and, in particular, fulfils the aim of (i) monitoring the implementation of strategies and the development of plans; (ii) monitoring the overall operations of the Group and specific businesses; (iii) strengthening the operational synergies needed between the functions involved in the different innovation, technological, business and support processes, (iv) improving the flow of information (v) maintaining the focus on aspects of particular importance.

The Board of Statutory Auditors carefully monitored the main organisational changes that occurred in the reference period, and supervised the adequacy of the organisational structure with respect to the strategic objectives of the Company, by meetings with the Managing Director and the head of People Value (the name recently adopted by the Human Resources and Organisation function), interviews with the heads of the individual company functions, and meetings with the heads of internal and external audit.

Given the objectives, the complexity of the organisational structure of the Company and the Group, and having noted the changes made to the Executive Directors of the Company, the 2014-2016 industrial plan and, finally, having taken into account that in a complex enterprise the organisational systems are subject to a substantially permanent evolution process, the Board of Statutory Auditors considers the organisational framework of the Company and the Group to be adequate.

13. The internal control and risk management system consists of the set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the principal risks, allows the sound, fair and consistent operation of the company in line with the pre-established objectives.

It is organized and operates according to the principles and criteria of the Borsa Italiana Code, to which the Company adheres, and involves several components that act in a coordinated way according to their respective responsibilities – the responsibility of the Board of Directors to direct and provide strategic supervision, the responsibility of the Executive Directors and management to control and manage, the responsibility of the control and risk Committee and the Head of the Audit Department to monitor and provide support to the Board of Directors, and the supervisory responsibilities of the Board of Statutory Auditors.

In exercising its responsibilities regarding the internal control and risk management system, the Board of Directors resolved that the Head of the Audit Department, the Group Compliance Officer and the Head of the IT & Security Compliance Department report directly to the Board.

In particular, the Board of Directors has specified that the Head of the Audit Department should have an adequate level of independence and means suitable for the execution of this function. The Head of the Audit Department is responsible for supporting the management and control boards in assessing the adequacy, operation and effectiveness of the control and risk management system and for proposing corrective measures in case of anomalies and/or deficiencies.

The Head of the Audit Department reports on his work to the Director in charge of the internal control and risk management system, the Control and Risk Committee and, through the latter, to the Board of Directors, as well as to the Board of Statutory Auditors. The oversight role of the head of the Audit Department is directed, in particular, towards expressing an assessment in terms of reasonable certainty about the capacity of the internal control and risk management system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the qualitative/quantitative risk factors present and the probability of their affecting the achievement of those objectives. This oversight is assured through:

● the direct execution of assurance services (audits and complementary activities – so-called 3rd level controls – aimed at assessing the governance, control and risk management processes) and consultancy services;

● checking the implementation of improvement plans by continuous monitoring and specific follow-up work in cases that are complex and significant to the topics originally analysed.

The Board of Statutory Auditors took note of the overall assessment of the internal control system carried out by the Head of the Audit Department, who assessed the internal control system as adequate and capable of reducing the risk profiles to an acceptable level for the correct operation of the Company's processes.

The Board of Statutory Auditors closely supervised the internal control and risk management system adopted by the Company, evaluating its adequacy. In particular, it has constantly monitored the activities carried out by the principal components of the control system, taking note of the implementation of the improvement actions identified and, in some cases, prompting further specific interventions to strengthen the controls.

In this context, the Board of Statutory Auditors has held periodic meetings with the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance Function, the manager responsible for preparing the corporate accounting documents, the Head of Enterprise Risk Management, the management and the external auditor. It also had contact and exchanged information with the corresponding control bodies of the major Italian subsidiary companies.

The Board of Statutory Auditors of the Parent Company also took note of the assessment of overall adequacy of the internal control system of Tim Participações expressed by the Comité de Auditoria of the Argentinian subsidiary. The Board of Statutory Auditors also noted the positive opinion formulated by this control body on the functioning of internal audit in the South American subsidiary, and on the independence of the internal audit work carried out.

The Board of Statutory Auditors promoted some initiatives undertaken towards the Comité de Auditoria of Telecom Argentina S.A. that enabled a relationship to be established for collaboration and coordination on the functioning of the internal control system of the Argentinian subsidiary (currently being assigned, as reported in point 1 of this Report).

The internal control and risk management system also incorporates the so-called "Organizational Model 231", i.e. a model of organization and management adopted pursuant to Legislative Decree No. 231/2001, aimed at preventing offences that can result in liability for the Company.

The Organisational Model 231 has been adopted by domestic subsidiaries of the Group as well as by Telecom Italia, and consists of:

- the Code of Ethics and Conduct of the Telecom Italia Group, which enunciates the general principles (transparency, fairness, loyalty) that guide the Company in the carrying out and management of business;
- the "general principles of internal control", i.e. the set of tools to achieve the objectives of efficiency and operational effectiveness, reliability of financial and management reporting, compliance with laws and regulations, safeguarding of assets against possible fraud;
- the "principles of conduct", which consist of specific rules for relations with third parties and for all fulfilments and activities of a corporate nature, and
- the "internal control schemes" that describe business processes at risk of crime, any predicate offences relating to them, the preventive control activities and the behavioural indications aimed at avoiding the related risks.

The Organizational Model 231 is a dynamic instrument, which affects the corporate operation and must, therefore, be constantly checked and updated in the light of the elements that emerged from experience of its application and of the evolution of the regulatory framework. The amendments were drafted by a managerial committee called Steering Committee 231, briefed by the Supervisory Board and approved by the Board of Directors of the Company when of a significant nature.

During 2013 the Organisational Model 231 was specifically subject to an update required by the introduction of the predicate offence of "corruption between private subjects and undue inducement to promise or give benefits to a public official/public service employee", pursuant to the law of November 6, 2012.

In this context, the Organisational Model represents an integral part of the reference compliance program for the application of foreign anti-corruption legislation such as the US Foreign Corrupt Practices Act and the UK Bribery Act.

As is known, the Supervisory Body functions were attributed in 2012, with progressive extension at Group level, to the Board of Statutory Auditors, supported by the Group Compliance Officer and dedicated Company offices.

The Board of Statutory Auditors checked the adequacy and functionality of the Organisational Model 231 and supervised its observance, assessing the conformity of the Organisational Model 231 with the reference regulatory framework, based also on the positive results of an audit carried out by the Audit Department which found that "at general level, the OM231 monitoring system was found to be adequate".

To achieve a comprehensive approach to risk management, the Telecom Italia Group has developed a process inspired by Enterprise Risk Management (ERM) to identify, assess and manage risks.

The process of managing risks (defined as "potential events whose occurrence could compromise the achievement of strategic objectives") is governed by a Group managerial committee (the Group Risk Management Committee), chaired and coordinated by the Head of the Administration, Finance and Control Function. As at December 31, 2013 this Committee reports to the Managing Director and periodically informs the control and risks Committee and the Board of Statutory Auditors on the results of its activities.

The ERM process is based on self-assessment of the risk profile by management and allows for the definition of:

- the mapping of risks, assessed by level of impact and probability of occurrence, with a specific focus on the most significant risks (Top Risks);
- treatment of risk, performed by risk-owner company structures by identifying and implementing specific action plans intended to reduce the level of residual risk.

During 2013 an initiative to renew the ERM process started, affecting both the risk identification phase (passage from a self assessment approach to a top down/bottom up method), and the assessment phase (relationship between impact/probability in the existing ERM process).

The Board of Statutory Auditors monitored the evolution of the ERM process particularly closely, to promote a more incisive approach in harmony with the internal control and risk management system.

14. With particular reference to the internal controls for the preparation of the financial statements, the Board of Statutory Auditors notes that Telecom Italia has adopted the Internal Control - Integrated Framework model (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission as its reference framework for the definition and assessment of its internal control system.

The Board of Statutory Auditors evaluated and supervised the adequacy of the administrative and accounting system of the Company and its reliability to fairly represent operations, by direct observation, obtaining information from Company management, examining company documents and analysing the results of the activities undertaken by PricewaterhouseCoopers S.p.A...

The Board of Statutory Auditors acknowledged the statements issued by the Domestic Managing Director and the Manager responsible for preparing the corporate accounting documents of Telecom Italia S.p.A. concerning the adequacy – in relation to the characteristics of the company – and the actual application during 2013 of the administrative and accounting procedures for the preparation of the financial statements and the consolidated financial statements.

On the question of goodwill impairment test, the Board of Statutory Auditors observed that in Telecom Italia it is applied in a consolidated and structured way, coordinated by the Administration, Finance and Control Department, with the intervention of an independent external expert of acknowledged professional expertise. The implementation of the process is also analysed and discussed in special meetings of the Risk Committee that precede the Board of Directors meetings to approve the financial reports to which the impairment test must be applied. These meetings are held jointly with the Board of Statutory Auditors. The Board of Statutory Auditors checked that the impairment test procedure was applied to the 2013 financial statements in terms coherent with the procedure approved by the Board of Directors on February 18, 2013.

Finally, the Board of Statutory Auditors would note that the process followed to determine if the goodwill value has been reduced in value, to determine if this value can be recovered, and the assumptions used for this purpose are described in detail in the notes to the financial statements, as requested by the reference accounting principles. In particular, "the differences between the values in use and the carrying amounts at December 31, 2013 before the impairment test" and the "values of the key variables for estimating the value in use", and the "changes in key variables needed to render the recoverable amount equal to the carrying amount" are indicated in the report on the consolidated financial statements (Note 4 – Goodwill).

Regarding the provisions of article 36, subsection 1, letter c, ii) of the Market Regulations (conditions for the listing of shares of controlling companies and of companies registered in and regulated by the laws of States that are not members of the European Union), the Board of Statutory Auditors has not ascertained facts and circumstances that would indicate that the administrative-accounting system of the controlled companies is not adequate to ensure that the data on the revenues, finances and assets of the companies needed for the preparation of the consolidated financial statements regularly reaches the management and auditor of the controlling company.

The Board of Statutory Auditors has supervised the financial reporting process, verifying the adequacy and efficacy of the procedure through which financial information is produced and disseminated to the public, also by obtaining information from the Company management.

15. The Board of Statutory Auditors has acknowledged the instructions imparted by the Company to its subsidiaries, pursuant to art. 114, section 2 of the CFL, and considers them adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

The Company has adopted the "Procedure for the handling and communication to the public of sensitive information", which disciplines the handling of sensitive information about Telecom Italia, its unlisted subsidiaries and the listed financial instruments of the Group. This is directed at all members of corporate bodies, employees and external collaborators who have access to information that might evolve into sensitive information ("market sensitive information"). It also applies as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations. This Procedure also disciplines the maintenance of the register of people with access to sensitive information.

As previously mentioned, the Board of Statutory Auditors acknowledged that Telecom Italia has started a process to check and update the Procedure.

16. The Board of Statutory Auditors has ascertained, from information obtained from Independent Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the preparation and presentation of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

The Board of Statutory Auditors acknowledges that, from the report issued by PricewaterhouseCoopers S.p.A. on April 22, 2013 pursuant to article 19, subsection 3 of Legislative Decree no. 39 of January 27, 2010, no "fundamental issues" or "significant shortcomings" in the internal control system on the financial reporting of Telecom Italia S.p.A. emerged for the financial year that ended on December 31, 2012.

17. The Board of Statutory Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance required by the Corporate Governance Code drawn up by the Committee for the Corporate Governance of Borsa Italiana 2011, to which the Company adheres. Furthermore, the Board of Directors adopted the new Corporate Governance Principles in its meeting of December 6, 2012.

In this respect, it should be noted that Telecom Italia has adopted the criteria established by the Corporate Governance Code of Borsa Italiana for qualifying Directors as independent. Based on information provided by the Directors themselves, the Board of Directors verified their possession of the requirements of independence in its meeting of March 6, 2014. It determined that, of the eleven members of the Board (at December 31, 2013), ten Directors qualified as non-executive, five of whom independent (Lucia Calvosa, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales). The market was informed of the outcome of this verification.

It should be noted in this respect that the report on corporate governance and share ownership structure:
- acknowledges the suggestions made by the Control and Risk Committee concerning the application of more rigorous criteria in the (self-)assessment of its own independence made by Mr Fitoussi, in relation to the offices he holds in Intesa SanPaulo S.p.A., as well as to the fact that on May 6, 2013 he had completed nine years' service on the Board of Directors of Telecom Italia. Having noted that Mr. Fitoussi reiterated his independence, the Board of Directors excluded the existence of de facto circumstances that might cast doubt on his independent judgement;
- as for Mr. Sentinelli, also at the request of Consob, the report set out the reasons why he did not qualify himself as independent when first appointed director (Shareholders' Meeting of April 29, 2010) and why he was not considered such for the financial year 2010 in the corporate governance report, and that he in fact qualified as independent at the renewal of the Board of

Directors by the Shareholders' Meeting of April 12, 2011, and was considered such in the corporate governance reports for financial years 2011 and 2012.

The Board of Statutory Auditors monitored the ascertainment of the requirements and the correct application of the criteria of independence - and informed Consob, when requested - without formulating any comments.

The Board of Statutory Auditors confirmed that its members possess the independence requirements specified in article 148, subsection 3 of the CFL, as well as the requirements provided for in the Borsa Italiana Corporate Governance Code. Regarding the latter, the Board of Statutory Auditors took account of the circumstance that two of its members (Salvatore Spiniello and Ferdinando Superti Furga) had acted as Standing Auditors for more than three terms of office, without the emergence of elements that might be construed as a decrease in the independence of the two members.

The Board of Statutory Auditors supervised the independence of External Auditor PricewaterhouseCoopers, in accordance with the provisions of article 19, subsection 1, lett. d) of legislative decree no. 39 of January 27, 2010, also acquiring from the External Auditor the declaration specified in article 17, subsection 9, lett. a) of said decree.

The Board of Directors also has subcommittees comprising an Executive Committee, a Control and Risk Committee and a Nomination and Remuneration Committee.

The Executive Committee is composed of the executive Directors (who shall ensure coordination with the Group's management) and some non-executive Directors. As provided for by the Corporate Governance Principles of the Company, the Committee has the task of monitoring the performance of the Company and the Group, approving, upon the proposal of the executive Directors, the organizational macro-structures, formulating opinions to the Board of Directors on the budget and the strategic, industrial and financial plans of the Company and the Group as well as on operations that, according to their nature, strategic importance, size or commitments, may have a significant impact on the activity of the Company and the Group and carrying out any other duties assigned by the Board of Directors relating to matters that can be delegated. In light of the small number of occasions upon which the Executive Committee met, the Board of Statutory Auditors shares the recommendation of the outgoing Board of Directors that said Committee not be constituted after the renewal of the administrative body.

The Control and Risk Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. Furthermore, at least one member of this Committee possess adequate expertise in accounting and finance or risk management. Without prejudice to the tasks attributed to it by the Borsa Italiana Code, the Committee:

- provides high-level supervision related to corporate social responsibility, monitoring the consistency of the actions performed with the principles laid down by the Code of Ethics of the Group;
- monitors observance of the Company's corporate governance rules, the evolution of rules and best practice in the field of controls, corporate governance and corporate social responsibility, also with a view to proposing updates to the internal practices and rules of the Company and the Group;
- expresses a prior opinion on (i) transactions with related parties entrusted to the board; (ii) ordinary transactions with related parties at standard or market conditions not predetermined or defined after a tender worth over 10 million euros; (iii) non-ordinary transactions with related parties worth more than 2 million euros.

The Nomination and Remuneration Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. At least one member of this Committee possesses adequate expertise in financial matters or remuneration policies. Without prejudice to the tasks assigned by the Borsa Italiana Code to the Nominations Committee and the Remuneration Committee, the Committee:

- oversees the succession plan for Executive Directors, and monitors the updating of the company management replacement lists, prepared by the Executive directors.
- establishes the procedure and period for the annual evaluation of the Board of Directors;

- proposes the criteria for allocating the total annual remuneration established by the Shareholders' Meeting for the whole Board of Directors.

The Board of Statutory Auditors took note of the considerations of the Company on the composition of the Nomination and Remuneration Committee, contained in the corporate communications and in the Report on corporate governance and share ownership for 2013. In particular, the Board of Directors considered the composition requirement concerning the presence on the Committee of a minority director satisfied, in light of the replacement process actually followed to co-opt Director Massimo Egidi to the Board, and his subsequent appointment by the shareholders' meeting, with the legally required majorities. Mr. Egidi was called on to be a member of the Nomination and Remuneration Committee after the resignation of Director Francesco Profumo (who at the time of his appointment was taken from a slate qualified as a minority slate).

For its part, the Board of Statutory Auditors assessed the current composition of the Nomination and Remuneration Committee as substantially respecting the provisions of the corporate governance Principles adopted by the Company.

The Board of Statutory Auditors monitored the activities of the Control and Risks Committee and the Nomination and Remuneration Committee during 2013 in joint sessions or by the attendance of its Chairman or a Statutory Auditor designated by the Chairman at their meetings.

The Lead Independent Director, a role currently held by Director Luigi Zingales, is the point of reference and coordination for the issues and contributions of the independent Directors and the non-executive Directors in general. He also has the right to convene special meetings of the Independent Directors only (Independent Directors' Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business.

See the Report on the corporate governance and share ownership of Telecom Italia S.p.A. for the 2013 financial year for further detailed information on the corporate governance of the Company, which the Board of Statutory Auditors evaluates positively.

18. No significant facts that should be mentioned in its Report to the Shareholders' Meeting have emerged from the supervision and control activities carried out by the Board of Statutory Auditors, as described above.

The Board of Statutory Auditors also reports that no observations or problems have emerged from its analysis of the information flows received in relation to the activity carried out by the control bodies of the subsidiary companies or the representations the external auditor has made in its reports on said subsidiaries.

Equally, no problems have emerged from the review of the reports of the external auditor and the Boards of Statutory Auditors of Telecom Italia Media S.p.A. (a subsidiary company with shares listed on the market organised and managed by Borsa Italiana S.p.A.), of Telecom Italia Sparkle and Olivetti S.p.A. pursuant to and for the purposes of article 153 of the CFL, article 2429, second subsection, of the Italian Civil Code and article 14 of legislative decree no. no. 39 of January 27, 2010.

Finally, the Board of Statutory Auditors examined the external auditor's reports on Tim Participações S.A. and Telecom Argentina S.A., which also contained no observations or remarks.

19. The Board of Statutory Auditors, having acknowledged the financial statements at 31 December 2013, has no objections to formulate on the proposed resolutions presented by the Board of Directors on the coverage of the operating loss of Telecom Italia S.p.A. and on the payment of the privileged dividend to the savings shareholders by the distribution of the reserves.

The mandate conferred on the Board of Directors by the Meeting of the Shareholders of the Company on April 12, 2011 expires with the Shareholders' Meeting called to approve the financial statements at December 31, 2013. The Board of Statutory Auditors therefore invites the Shareholders to make appropriate provision, also in light of the guidance on this matter provided by the outgoing Board of Directors, which the Board of Statutory Auditors confirms.

In particular, with reference to the requirements of independence of Directors, the Board took favourable note of the recommendation of the Board of Directors contained in the aforementioned guidance that the independent directors should be qualifiable as independent also with reference to the shareholders who propose them; although merely a recommendation, for its part the Board of Statutory Auditors will take it into account in assessing any potential conflicts of interest.

It should be noted, with specific reference to the percentage of ownership needed to submit slates of candidates for the nomination of directors, that while it is aware of the objective uncertainty regarding the interpretation of the applicable bylaws and regulatory provisions, the Board of Statutory Auditors shares the choice made by the Board of Directors (i.e. the application of the threshold of 0.5% of the ordinary capital set out in the Bylaws, without considering the possibility of derogating from it by virtue of the different percentage calculated pursuant to the combined provisions of articles 147-ter of the CFL and 144-quater of Consob Regulation no. 11971/1999, and pursuant to Consob Resolution no. 18775 of January 29, 2014) to adopt a more market-oriented interpretation that is coherent with the orientation indicated by Consob in a specific communication sent to the Board of Statutory Auditors of the Company.

Milan, March 25, 2014

For the Board of Statutory Auditors
the Chairman
Enrico Maria Bignami

Motions for resolutions

Sahreholders' Meeting of Telecom Italia S.p.A.

April 16, 2014: ordinary and extraordinary shareholders' meeting – single call

Medium

Ordinary session
- Financial statements as at December 31, 2013 – approval of the documentation on the financial statements – related and consequent resolutions
- Distribution of the privileged dividend to savings shareholders by using reserves – related and consequent resolutions
- Report on remuneration – resolution on the first section
- Appointment of the Board of Directors – related and consequent resolutions
- Appointment of the Chairman of the Board of Directors by the Shareholders' Meeting
- Supplementary remuneration for the Board of Statutory Auditors - related and consequent resolutions
- Stock options Plan – related and consequent resolutions

Extraordinary session
- Mandate to increase the share capital for cash to service the stock option plan – amendment to art. 5 of the company Bylaws – related and consequent resolutions
- Definitive reduction of the revaluation reserve under Law no. 413/1991

Financial statements as at December 31, 2013 - approval of the documentation on the financial statements – related and consequent resolutions

Dear Shareholders,

the draft financial statements submitted for the approval of the Shareholders' Meeting show a net loss of 1,028,284,777.05 euros.
This result is essentially the effect of the impairment loss on goodwill of 2,187,000,000.00 euros at 30 June 2013. Excluding the impact deriving from this write-down, the Company's profit in 2013 would have been higher than 1.1 billion euros. The impairment loss does not have financial consequences and in any case the loss is fully offset by the amount of the company equity, positive at 31 December 2013 by over 16,5 billion euros.
It is therefore proposed that the loss be covered by using the reserves for 499,374,035.06 euros and withdrawing retained earnings for 528,910,741.99 euros as stated below. In the context of the approval of the draft financial statements, it is also proposed that the reserve designated "Plans pursuant to Art. 2349 of the Italian Civil Code" be attributed the sum of 9,900,000 euros taken from other profit reserves , to service the capital increase, by allocation of profits to be deliberated on in due time by the Board of Directors as part of the second phase of the Employee Share Ownership Plan approved by the Shareholders' Meeting of April 17, 2013 (allocation of one bonus share every three shares subscribed for cash, subject to retention of ownership of the shares and the status of employee for one year).

In view of the above, the Board of Directors submits for your approval the following
<center>**Proposed Resolution**</center>
The Shareholders' Meeting of Telecom Italia S.p.A.,
- having examined the annual financial report of Telecom Italia S.p.A.;
- having taken note of the reports by the Board of Statutory Auditors and the independent auditor PricewaterhouseCoopers S.p.A.;

1. to approve the financial statements of Telecom Italia S.p.A.;
2. to cover the loss for the year of Telecom Italia S.p.A. (equal to 1,028,284,777.05 euros):
    a. for 499,374,035.06 euros by using the following Reserves:
       - Revaluation reserve pursuant to law No. 413 of December 30, 1991, for 1,128,826.78 euros
       - Merger surplus profit reserve for 77,598,979.36 euros
       - Reserve for remeasurements of employee defined benefit plans for 72,348,574.78 euros
       - Other profit reserves for 348,297,654.14 euros
    b. for 528,910,741.99 euros by withdrawing Retained earnings
3. to allocate to the reserve designated "Plans pursuant to Art. 2349 of the Italian Civil Code" the sum of 9,900,000.00 euros, taken from Other profit reserves, to service the capital increase to be deliberated on, by allocation of profits, to be achieved under the Employee Share Ownership Plan approved by the Shareholders' Meeting of April 17, 2013.

Distribution of the privileged dividend to savings shareholders by using reserves – related and consequent resolutions

Dear Shareholders,

as pointed out in the explanatory report on the proposed approval of the draft financial statements, the loss accrued in 2013 is fully offset by the amount of the company equity.

Notwithstanding the above, as this is the third year with a loss, and also taking into account the intense competitive and economic pressure recorded in 2013, regulatory discontinuities, as well as the priority in 2014 to have the necessary financial resources to make innovative investments, it is not deemed appropriate to propose the payment of a generalized dividend in the form of the distribution of the available reserves, as was previously done in 2012 and 2013. Instead we only propose the distribution of the privileged dividend on savings shares, in the amount of 0.0275 euros (5% of 0.55 euros) per share, withdrawing from Merger surplus reserves in order to avoid carrying over the debt into the next two financial years, as permitted by the Company Bylaws.

The amounts for dividends will be payable in favour of entitled parties, on the basis of the evidence of the share deposit accounts at the end of the record date of April 24, 2014, starting from the coming April 25, 2014, while the coupon date will be April 22, 2014.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders' Meeting of Telecom Italia S.p.A.,

- having examined the annual financial report of Telecom Italia S.p.A.;
- in view of the authority of the Shareholders' Meeting, in the event of a lack or insufficient net profits resulting from the financial statements to meet the privilege attributed to the savings shares, to meet it by distributing the available reserves, resulting in the exclusion of the mechanism to carry over in the two subsequent financial years the entitlement to the privileged dividend not received by the distribution of profits, as stated in Article 6 of the Bylaws;

resolves

- to allocate savings Shareholders the privileged dividend in the amount of 0.0275 euros per savings share, which will be applied to the number of savings shares that they own on the record date, withdrawing from the Capital merger surplus reserve for 165,718,318.18 euros gross of the withholdings required by law;
- to make the dividend payable starting on April 25, 2014, with a coupon date of April22, 2014 (record date April 24, 2014).

Report on remuneration – resolution on the first section

Dear Shareholders,

pursuant to article 123-ter of Legislative Decree no. 58 of February 24, 1998, a remuneration report has been prepared for the Shareholders' Meeting to be held on April 16, 2014, divided into two sections:

- the first illustrates the Company's policy regarding the remuneration of directors and key managers with strategic responsibilities, with reference to the 2014 financial year;
- the second provides a report on the items that make up the remuneration of the subjects mentioned above, with a detailed comparison of the remuneration paid to them in the 2013 financial year.

You are called on to express your opinion of the first section of the report, with a resolution that is not legally binding.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders' Meeting of Telecom Italia S.p.A.,

- given the applicable legal provisions regarding the report on remuneration;
- having acknowledged the non-binding nature of the resolution required,

resolves

to approve the first section of the remuneration report.

Appointment of the Board of Directors – related and consequent resolutions

Dear Shareholders,

the mandate of the Board of Directors appointed by the Shareholders' Meeting of April 12, 2011 expires with approval of the financial statements for the year ending December 31, 2013. You are therefore called on to resolve on its renewal, subject to determination of the number of its members, their term of office, and their remuneration.

Prompted by the debate in the Shareholders' Meeting of December 20, 2013, and in any event in light of the recommendation of the Corporate Governance Code drawn up by the Corporate Governance Committee of Borsa Italiana (hereafter: the Borsa Italiana Code), the outgoing Board of Directors has set out some considerations below, expressing suggestions and indications addressed to the shareholders in view of the candidacies they are called on to propose and the decisions they are to take, to ensure that the Company has an adequate governance structure.

This report is based on the experience we have accrued during our term of office, which is now coming to an end, and hence on the self-assessment conducted, but also on benchmarking against comparable Italian and international companies, direct comparison with some of the major shareholders and authoritative representatives of the world of institutional investors and proxy advisors, as well as with Assogestioni. Finally, account was also taken of the contributions made by individual Directors and shareholders, who spontaneously supplied suggestions and professional contributions.

The reference framework

1. Without prejudice to the legal requirements in terms of eligibility, composition, and gender balance, the Bylaws of Telecom Italia establishes that the number of Directors may vary between 7 and 19, said number being determined by the Shareholders' Meeting and remaining in force until otherwise resolved. At its renewal on April 12, 2011, the number of members of the Board of Directors was determined to be 15.

2. Slates of candidates for the appointment of the Board of Directors may be submitted by the outgoing Board (which has never exercised this right), or by shareholders who, alone or jointly with others, hold shares that represent at least 0.5% of the capital with voting rights in the Ordinary Shareholders' Meeting or such other measure as determined by the regulatory provisions issued by Consob. The latter set the minimum shareholding required to submit slates of candidates for election to the administration and control bodies of Telecom Italia at 1% (resolution no. 18775 of January 29, 2014). Despite this, adopting an interpretation of the Bylaws text more favourable for minorities, and which, according to Consob, is more in line with the rationale behind the regulation on slates voting, the Board of Directors has adopted 0.5% as the minimum capital shareholding required to submit candidates.

3. Each shareholder may submit only one slate, alone or jointly with others. In doing this, Consob recommends that the shareholders who present a "minority slate" file, together with the slate, a declaration that attests to the absence of connecting relationships, including indirect relationships, with shareholders who hold, including jointly, a controlling or relative majority stake, specifying any relationships that exist with the latter[1].

4. The individual candidates' acceptance of their candidacy must also be filed with each slate, as must their declarations attesting that there are no grounds for ineligibility or incompatibility and that they meet the prescribed requirements, as well as any other information required by applicable laws or regulations. With the declarations, a curriculum vitae shall be filed for each candidate, illustrating their personal and professional characteristics, and indicating the administration and control appointments held in other companies, as well as their suitability to qualify as independent, if applicable, in accordance with the legal criteria (pursuant to article 148, subsection 3, as referenced in article 147-ter, subsection 4, of Legislative Decree 58/1998) and the criteria adopted by the Company (i.e. pursuant to the Borsa Italiana Code, as explained herein).

5. The Bylaws specify that slates that contain a number of candidates greater than or equal to three must ensure that both genders are present, in such a way that candidates of the less represented gender are at least one third of the total, rounding any fractions up to the whole number.

6. Furthermore, according to the provisions of Telecom Italia's Corporate Governance Principles, acting as a director of the Company is not considered compatible with being a director or statutory auditor in more than five companies, other than those subject to the control and coordination of Telecom Italia or its subsidiaries or affiliates, which are listed companies included in the FTSE/MIB index and/or companies operating principally in the financial sector dealing with the public and/or companies that perform banking or insurance activities. In the case of executive roles in companies with the characteristics listed above, the limit is reduced to three. If a Director holds office in more than one company belonging to the same Group, only one appointment held within that Group shall be taken into account when calculating the number of appointments.

7. There are no age limits or limits to the number of mandates for candidates, nor are there any professional requisites.

8. Seats on the board are allocated according to the majority method, with 4/5ths of the directors being elected from the slate which obtains the most votes (the "majority slate"), rounding down, and the remaining seats assigned to the remaining slates, distributed using the D'Hondt proportional criterion or "quotients method": (i) a single ranking of all the candidates on the various slates, based on the assigned quotients, obtained by dividing the number of slate votes by the corresponding position number of the candidate in the particular slate, and (ii) the appointment, in order, of the candidates with the highest quotients.

9. If the composition of the board resulting from the application of the mechanisms described does not reflect gender balance (when first applied, the quota to be reserved for the less represented gender is at least one fifth of the total number of Directors to be elected, rounding up to the next whole number), the necessary number of the last candidates of the more represented gender elected from the majority slate, taking account of the order in which they are listed on the slate, shall forfeit their post to ensure compliance with this requirement, and shall be replaced by the first candidates not elected from the same slate who are of the less represented gender. In the absence

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(1) Among the relationships to consider, Consob Communication no. 9017893 of 26 February 2009 includes "the presence in the so-called minority slate of candidates who are or have been in the recent past executive directors or key managers with strategic responsibilities of the controlling or relative majority shareholder (or shareholders) or of companies that are part of their respective groups".

of candidates of the less represented gender on the majority slate in sufficient number to proceed with the replacement, the Shareholders' Meeting shall supplement the board with the majorities required by law, thus ensuring that the requirement is met.

10. As for the term of office, in the absence of any provision on this in the Bylaws, this decision is taken by the Shareholders' Meeting, within the maximum limit of three financial years.

The outgoing Board of Directors

11. As it does every year, the Board of Directors has undertaken an evaluation of the performance of the Board itself and its Committees, and of their size and composition. In view of the renewal, this exercise was carried out with the support of SpencerStuart, and had a specific focus on identifying the best structure for the governance of the Company.

12. The current skill mix is deemed adequate overall, although, looking to the future, most Directors emphasised the need for skills in the telecommunications and IT business and its technologies to be strengthened, to equip the Board to undertake in-depth analysis of the evolution and progress of the industry.

13. The reduction in the number of Directors from 15 to 11, due to the non-replacement of the Directors who ceased to hold office during 2013, was not found to have compromised the effectiveness of the board. At the meetings (also attended by the 5-member Board of Statutory Auditors) there were lively and effective discussions, with ample possibility for all Directors to openly express their point of view, ask for clarification and formulate comments, including when the Board of Directors of the Company was more numerous, as it originally was.

Guidance for shareholders

14. In expressing its guidance for the shareholders, in view of the Shareholders' Meeting to renew the administrative body, the Board of Directors has considered five operationally identifiable aspects which, in its view, qualify the corporate governance structure of the business:
    a. independence;
    b. candidate quality;
    c. size and term of office;
    d. delegated powers structure;
    e. remuneration

a. Independence

15. As emphasised by the Borsa Italiana Code, independence of opinion is an attitude that is required of all directors. It appears essential to ensure that the new board has a substantial level of independence from constituencies both internal (management) and external (reference shareholder and related shareholders), so that its work is – and is recognisable as – autonomous, and not affected by any interest other than that of the company and its shareholders as a whole. Indeed, we believe that the presence, on the Board, of directors who may be qualified as independent is the most appropriate solution to ensure that the interests of all the shareholders are considered. The contribution made by the directors with these characteristics is also necessary for the composition and work of the board's internal committees with propositional and advisory roles.

16. It is therefore advisable to ensure the presence of a clear majority of candidates on each slate who qualify as independent in accordance with the criteria identified in the Borsa Italiana Code the Company has adopted, and that they possess substantial levels of independence from both internal (management) and external (reference shareholder and its shareholders) constituencies, as discussed in point 15.

17. Having said that, there is no positive and unequivocal definition of independence, and the Borsa Italiana Code merely formulates a series of non-mandatory hypotheses in which a director (and hence a candidate) will not - as a rule - appear to be independent. Furthermore, the assessment of independence should be made having regard to substance more than to form: it is factual, and can change with time and evolving circumstances.

18. The recommendation of the Board of Directors, for an orderly, functional and informed process to select new directors, is transparency in the representation of the relations linking, in the broadest sense, the single candidates with the Company (and its subsidiaries), the majority shareholder and its shareholders, the remaining major shareholders, those who submit the slate, the corresponding management, both executive and with strategic responsibilities, and the network of the Group's main external auditor, extending the time period considered to at least 3 years. It is also advisable to consider and report in detail any activities undertaken by the candidates through companies over which they exercise control or in which they hold a significant stake or in which they qualify as strategic key managers, or through professional associations of which they are members, with Telecom Italia (and its subsidiaries), and the majority shareholder and its shareholders, the remaining major shareholder, those who submit the slate, the corresponding management, both executive and with strategic responsibilities, and the network of the Group's main external auditor

b. Candidate quality

19. For the Board to operate correctly and effectively, the priority aspect to consider is assuredly the quality of the candidates, and hence the quality of the members of the Board of Directors.

20. The size and complexity of the Company and the Group require a Board of Directors that offers extensive general and specialist knowledge, experience and background, accrued in an international environment, that is relevant both to the general macroeconomic scenarios and to market globalisation, and, more particularly, to the industrial and financial sector. An adequate set of skills and professional attributes is the fundamental prerequisite for a Board of adequate capacity.

21. The competencies deemed most essential are knowledge of the telecommunications and/or IT sector (including its regulation), or, businesses that are in any event contiguous, strategy, finance, communication and organisation, risk management and internal control. In terms of professional background, while the company prefers a managerial background (above all CEOs or CFOs of major companies), the contribution of academics expert in finance and taxation, risks, law and the technical sector the Group works in is also deemed useful.

22. An international dimension would be welcome, by the inclusion of non-Italians or people with professional experience gained abroad in the slates of candidates.

23. A balanced mix of these varied components should be ensured, since the joint presence of diverse competencies and experience ensures complementary professional profiles, and promotes debate and the efficient operation of the Board, in the awareness that specialist competencies may be contributed by internal structures or, if necessary, by external consultants, and that the complexities of the dynamics to be managed suggest candidates with prior experience serving on the boards of listed companies.

24. Alongside these aspects related to their cultural and/or professional expertise, it is emphasised that the desirable requisites for candidates include an attitude that is open to proactive confrontation and willingness (and time) to work in a board whose operation is based on the collective principle. For all the newly appointed candidates, and particularly those who do not have specific prior experience in the sector, the additional commitment required, especially at the start, to acquire the necessary knowledge of the industry and/or the specific company reality, through suitable training initiatives, even tailored, should be noted.

25. Finally, we would point out that in light of the company's commercial activity, it is opportune for the members of the administrative body to each possess the requisites to sign contracts with government bodies and to undertake activity as authorised.

26. If, to facilitate the strengthening of the skills in the telecommunications and IT sector business and its technologies that the majority of the outgoing Board has recommended, the shareholders should propose as candidates people who carry out activities that compete with those of Telecom Italia, it is proposed that - if they should be appointed - an authorisation proposal be put to the vote of the Shareholders' Meeting, pursuant to article 2390 of the Italian Civil Code.

27. In line with the provisions of the Corporate Governance Code, the Board of Directors – where the Shareholders meeting authorises directors to undertake competing activities – shall in any event be responsible for assessing the specific issues that arise after its appointment, reporting any critical aspects to the Shareholders' Meeting. For this purpose, each candidate is advised to inform,

in detail, firstly the shareholders, in his or her curriculum vitae, and then the Board and the Board of Statutory Auditors, upon acceptance of the appointment, of any business undertaken in competition with Telecom Italia and, subsequently, any relevant change.

28. It is recommended that, upon filing, the slates be accompanied by a description the characteristics of the candidates, explaining the reasons they are suitable to hold office as Directors of Telecom Italia, with reference to the requisites suggested above and in any event in terms of their expected contribution to the activities of the administrative body. Regarding the candidates qualifying as independent, it is advisable that the reasoning underlying their qualification be set out, to allow the market to formulate its own opinion of this specific aspect.

29. Finally, for operational purposes, to facilitate compliance with the gender balance requirement, it is suggested that the shareholders list the candidates on the slate alternating men and women at the top of the slate.

c. Size and term of office

30. We consider that the size of the Board of Directors may be redimensioned, bringing the number of members to 11 or 13. In light of the statutory criterion for allocating seats, the reduction would contribute to substantially rebalancing the debate between the different constituencies inside the board.

31. This measure appears to be adequate to enable the board to fulfil the tasks assigned to it in the field of corporate governance. Combined with the criteria indicated for the qualification of the candidates (including the presence of a majority of independent candidates, and also the actual availability of time to dedicate to the office), it would enable internal committees to be constituted, while still ensuring that the operation of the administrative body as a whole is managed efficiently and effectively. At the same time, there would be room in the heart of the Board for an adequate group of professional figures, including people with diversified international experience.

32. As for term of office, we confirm the traditional approach, with a three year mandate. This is the period of time needed to ensure that newly appointed directors have sufficient time to justify their initial investment of time and energy to acquire a good knowledge of the situation of the company and the industry in which it operates.

d. Delegated powers structure

33. The serving Board of Directors expresses its preference for a delegated powers structure based on the presence of a non-executive chairman and a separate Chief Executive Officer, with the organisation of the work of the board broadly based on the investigative and propositional activities of the internal committees.

34. We recommend that the Chairman be chosen from among the appointed Directors who fulfil the requirements of independence and represents a an impartial guarantor of all the shareholders.

35. It is suggested that the Executive Committee not be reconstituted, while, also in relation to the proposed new size of the full board, we believe that the Control and Risk Committee should be composed of 5 members and the Nominations and Remuneration Committee should be composed of 3 members, with directors allowed to be members of both committees, which should have different chairs, to be assigned to independent Directors, preferably from the minority slates.

e. Remuneration

36. As for remuneration, we confirm the now consolidated formula of determining a total maximum annual amount to apply to the whole Board of Directors pursuant to article 2389, subsection 1 of the Italian Civil Code (and thus net of remuneration for the special roles of Chairman and Chief Executive Officer pursuant to article 2389, subsection 3 of the Italian Civil Code), assigning its allocation among directors to the Board itself, which will take into account the extra workload consequent on membership of the internal committees.

37. The Board of Directors proposes, specifically, to determine this sum in continuity with the past, suitably redimensioned to take account of the reduction in the number of Directors.

38. According to the Bylaws, the Directors are entitled to reimbursement of expenses incurred to exercise their functions; the Company adopts the policy of aligning these with the provision made for top management. For completeness, it should be noted that members of the Board benefit from

civil liability (professional risks) insurance, known as a Directors & Officers policy, drawn up as a "claim first made" policy, which is renewed annually and covers all managers and members of the management bodies of the companies of the Group (Telecom Italia and subsidiaries), including external directorships to which they are appointed by Telecom Italia.

Conclusions

39. It is recommended that Shareholders submit the slates (and the proposals on the number, duration and remuneration) sufficiently in advance of the deadline as per law (March 22, 2014).
40. Candidates are advised to only accept candidacy where they believe they will be able to maintain the declared requirements and be able to commit for the full term of their mandate. Operationally, it is also advisable for candidates to make a photograph available, and to authorise publication of their curriculum vitae on the Company website, ensuring that details they do not wish to be disseminated are not included.
41. We advise the Shareholders' Meeting to establish the following for the new Board of Directors:
    − a composition of 11 or 13 members;
    − a term of office of three financial years (until approval of the financial statements at December 31, 2016);
    − gross annual remuneration coherent with the size of the body, plus reimbursement of the expenses incurred in office and insurance cover as detailed above;
    and, in any event, authorise derogation of the competition prohibition for any candidates that undertake competing activities on their own account or for third parties, should they be appointed.
42. Finally, it is recommended that the incoming Board of Directors evaluate whether or not the Bylaws and/or the remaining corporate governance instruments in force be amended in order to implement the solutions suggested, and in any case the best company practices.

Addendum approved by the Board of Directors on March 11, 2014

In relation to the supplement to the agenda of the shareholders' meeting requested by the shareholder Findim Group S.A pursuant to art. 126-bis of Legislative Decree 58/1998, with the consequent convening of the shareholders to also discuss and resolve on the "Appointment of the Chairman of the Board of Directors by the Shareholders' Meeting", it is recommended that Shareholders submitting slates indicate the candidate they are proposing – subject to his/her election to the Board – for appointment to the office of Chairman of the Board of Directors.

It is understood that, if the Shareholders' Meeting does not make an appointment (by means of resolution of the absolute majority of the shareholders at the meeting), the Chairman will be elected directly by the Board of Directors, as provided for by Art. 10.1 of the company Bylaws.

Appointment of the Chairman of the Board of Directors by the Shareholders' Meeting

(Report submitted by the shareholder Findim Group S.A. in requesting the supplement to the agenda of the Shareholders' Meeting, pursuant to art. 126-bis, Legislative Decree 58/1998)

Dear Sirs,

the undersigned Findim Group S.A., shareholder holding a qualified holding in Telecom Italia S.p.A. ("TI") and financial investor acting on a number of international markets, has for some time now been hoping that TI will launch a process to improve its corporate governance, thereby enabling the company to become the first truly public company in the Italian financial panorama, operating in the interests of all its stakeholders.

The first step towards bringing TI corporate governance into line with national and international best practices should be the strengthening of mechanisms to protect and safeguard minority shareholders and the independence of the Board of Directors with respect to the controlling shareholder.

It is within this context, therefore, that we today make our request to supplement the agenda of the TI shareholders' meeting called for April 16, 2014, a request aimed at ensuring that the Chairman of the Board of Directors is exclusively appointed by the shareholders' meeting upon appointment of the whole board and not designated ex post by the Board of Directors who, for 4/5, will be composed of candidates from the Majority Slate.

Even though more structured interventions on the rules for appointing the Board of Directors are lacking, which the undersigned moreover hopes for, this simple proposed supplement to the agenda will have the undoubtable merit of permitting all shareholders to exercise directly their right to vote even with regards to the choice of the company Chairman, so that the Chairman him/herself, also considering the essential role of guarantor assigned him/her by our regulations, represents the widest possible majority and may ensure shareholders and the market the maximum impartiality, in the interests of the company and all its shareholders.

Findim Group S.A.

March 10, 2014

Supplementary remuneration for the Board of Statutory Auditors - related and consequent resolutions

Dear Shareholders,

the Board of Directors submits for your attention the opportunity for a review of the remuneration of the Control Body.

The remuneration of the current Board of Statutory Auditors was established by the Shareholders' Meeting of May 15, 2012, which, when appointing it, fixed the annual remuneration for each Standing auditor at 95,000 euros gross and the annual remuneration for the Chairman of the Board of Statutory Auditors at 135,000 euros gross.

Responsibilities and competences of the board are established by the legislation. It must however be stated that in Telecom Italia the Board of Statutory Auditors is also identified as the audit committee in terms of the United States legal framework, within the limits in which the Company is subject to it as a foreign private issuer registered with the US Securities and Exchange Commission, listed on the New York Stock Exchange, and that the Board of Directors of Telecom Italia has assigned the Board of Statutory Auditors the functions of supervisory body, extended to Group level, pursuant to art. 6, subsection 4-bis, of Legislative Decree no. 231 of June 8, 2001.

The growing complexity of the legal framework with which the Board of Statutory Auditors has to deal, the growing importance of the system of controls as part of the Company's corporate governance, and, above all, the growing centrality assigned to the Board of Statutory Auditors in the abovementioned system suggest a better definition of the structure of remunerations awarded at that time by the Shareholders' Meeting.

An analysis of the activities performed by the Board of Statutory Auditors, in fact, bears witness to a significant increase in the number of institutional board meetings in which the Statutory Auditors take part, an increase which naturally implies a multiplication of the time and energy spent in adequate preparation for them. A comparison between the activity performed in 2012 and that performed in 2013 reveals the following: the Statutory Auditors have their meetings (39 in number in financial year 2012 and 50 in 2013), but are also bound to attend the meetings of the Board of Directors (in 2012 there were 12 and in 2013 there were 16), and of the Executive Committee (two in each of 2012 and 2013), and their attendance is obligatory at the Company's Shareholders' Meeting (there were also two of these in each of the two years). The Chairman of the Board of Statutory Auditors, as recommended by the Corporate Governance Code of the Corporate Governance Committee of Borsa Italiana, also attends all the meetings of the Control and Risk Committee (even where these are not formally held jointly with the Board of Statutory Auditors) and of the Nominations and Remuneration Committee (there were 9 in 2012 and 14 in 2013).

The Board of Directors considers that it is therefore appropriate to introduce a corrective to the structure of remuneration of the Statutory Auditors, by providing an attendance fee for meetings which they attend, so as to make the remuneration more consistent with the growing intensity of the commitment required of them. It is therefore proposed that in addition to the compensation ratione temporis already accorded to them, the Statutory Auditors should be granted at the end of the year an attendance fee of 500 euros gross for each meeting which each of them has attended in excess of 24 per year, that is to say above an average of 2 meetings per month.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders' Meeting of Telecom Italia S.p.A.,

− in view of the resolution of the Shareholders' Meeting of May 15, 2012;
− having examined the explanatory report of the Board of Directors;

resolves

to award the Statutory Auditors, as a supplement to the remuneration for their office already established by the Shareholders' Meeting of May 15, 2012, an individual attendance fee (the same sum for the Chairman of the Board of Statutory Auditors and for the standing Auditors), granted at the end of the year, of 500 euros gross for each meeting which each of them has attended in addition to the 24 meetings per calendar year, starting from January 1, 2014 and with payment, in the event of a period of office less than a calendar year, of the same amount for each meeting that they have attended in number greater than the product of the multiplication by 2 of the total number of complete calendar months in which they were in office.

Stock options Plan – related and consequent resolutions

Dear Shareholders,

the Board of Directors submits for your approval, pursuant to art. 114-bis, Legislative Decree no. 58 of February 24, 1998 (the "Consolidated Finance Law " "CFL"), a new remuneration instrument for the management, intended to represent the long-term variable component within the new corporate remuneration policy, as explained in the section that precedes the specific report, also submitted for examination by the Shareholders' Meeting, in accordance with art. 123-ter of the CFL.

It concerns a stock option plan (the "2014-2016 Plan") aimed at a part of the Group's management as identified by the Board of Directors of Telecom Italia S.p.A. (the "Company"), in due course and at its discretion, from among the executive directors of the Company and/or its subsidiaries, the heads of departments reporting directly to the Executive Directors and/or the Board of Directors itself, and the remaining management. The aim of the initiative is to get management holding organizational positions that are critical for the company's business, or in any case deemed worthy of incentivisation and retention based on managerial considerations, to focus on increasing the share value over the medium-long term through the allocation of options (the "Options") to purchase shares at a predetermined price (the "Strike Price"), in a variable number and in any case conditional upon the achievement of predetermined performance levels.

While you are invited to refer for further details to the information document drawn up according to the chart of the Issuer Regulations (adopted by Consob with resolution no. 11971 of May 14, 1999 and as subsequently amended), the essential terms and conditions of the 2014-2016 Plan are summarized below, which will be better defined in the regulations remitted to the Board of Directors for definition, upon the proposal of the Nomination and Remuneration Committee, after obtaining – where required – the opinion of the Board of Statutory Auditors pursuant to art. 2389 of the Italian Civil Code (the "Plan Regulations").

The 2014-2016 Plan will involve a maximum of 196,000,000 Options, free and non-transferable, which will give the beneficiaries, at the end of the three-year incentive period, the right to subscribe or purchase the same number of Telecom Italia ordinary shares, at a Strike Price established by the Board of Directors in line with the market price of the share at the time of allocation, calculated as the average of the official listed price of a Telecom Italia ordinary share on the electronic share market organized and managed by Borsa Italiana S.p.A. over a suitable timespan, as adjusted where necessary pursuant to the Plan Regulations.

The Board of Directors will determine, in accordance with the applicable regulations, the potential beneficiaries, the number of Options attributed to each, and the Strike Price. There will be two performance parameters:

the relative Total Shareholder Return ("TSR"), based on Telecom Italia's TSR position in the TSR ranking of the special panel of comparable telecommunications companies (weight: 50%);

the Free Cash Flow as indicated in the 2014-2016 industrial plan (weight: 50%).

The number of Options allocated will be commensurate to the fixed component of the beneficiaries' remuneration, so that each of them, upon achieving the target level of the performance objectives, is granted a number of exercisable Options with a value at the time of allocation of no more than 60% of their respective annual gross pay for each year of the incentive period, and therefore a maximum of 180%. As regards any executive directors of the Company to whom Options are allocated, the value of the exercisable Options at target may not exceed (in light of the valuation of the same Options at the time of allocation) 100% of their gross annual remuneration for each year of the incentive period, and therefore a maximum of 300%.

As regards all the beneficiaries, regardless of when the Options were allocated, the performance conditions will be verified once the three-year vesting period has elapsed. The vested Options may be exercised for three years from the vesting date (without prejudice to suspension periods established in the Plan Regulations), at the end of which the relative subscription/purchase rights will lapse.

The Options will also lapse definitively and without any form of restoration if the beneficiaries die or their employment by/collaboration with the Company (or with companies it directly or indirectly controls, even if the company is not the same Group company the interested party was employed by at the time the Options were allocated) is terminated during the vesting period. After the vesting period, if the employment by/collaboration with the Company (or companies it directly or indirectly controls) should cease, the Options will remain exercisable by the beneficiary (or their heirs), for no more than three years from the vesting period, in the following cases exclusively:

- with reference to any executive directors allocated Options, in case of (i) non-renewal of their mandate; (ii) early termination of their period of service with respect to the expiration of the mandate of the board due to objective causes, company initiatives without just cause, at the initiative of the affected party for just cause; (iii) total or permanent invalidity; (iv) death;
- with reference to the other beneficiaries in the event of: (i) retirement; (ii) consensual termination of the employment by/collaboration with the Company (or with companies it directly or indirectly controls); (iii) placement outside the Group's area of competence, for any reason, of the company which the beneficiary was employed by/collaborated with; (iv) dismissal for justified objective reasons; (v) total and permanent invalidity; (vi) death.

It is understood that, in any other case of discontinuance/termination of the beneficiary's employment relationship with the Company (or with companies it directly or indirectly controls) the vested Options shall be forfeit. If a notification of disciplinary proceedings is sent, the right to exercise the vested Options will be suspended until receipt of the communication announcing the sanction to be applied or the communication notifying the recipient that no sanction will be applied.

In the event of extraordinary operations on the Company's capital, the Board of Directors, independently and without the need for further approval by the Shareholders' Meeting of the Company, will make all the amendments and additions to the Plan Regulations deemed necessary or appropriate to keep the substantial and economic contents of the 2014-2016 Plan unchanged within the limits allowed by the regulations as applicable each time.

The 2014-2016 Plan does not benefit from the support of the special Fund to provide incentives for the employees' shareholdings in the enterprises.

Following the exercising of the vested Options, upon payment of the Strike Price the beneficiaries will receive Telecom Italia ordinary shares with regular entitlement and not subject to restrictions on disposability. The 2014-2016 Plan will be serviced by a specific mandate to increase the share capital for cash, proposed to the Shareholders' Meeting in the extraordinary session, for a maximum amount of 196,000,000 newly issued ordinary shares (with a maximum dilution of 1.01% of the total capital and 1.46% of the ordinary shares only, at December 31, 2013) and, residually, where deemed appropriate by the Board of Directors, by the use of treasury shares in the Company's portfolio. The Board of Directors therefore also asks the Shareholders' Meeting for authorisation to make the aforementioned treasury shares available.

The Board of Directors invites you to refer to the information document for an analytical explanation of the initiative, and submits for your approval the following

Proposed Resolution

The Shareholders' Meeting of Telecom Italia S.p.A.,

- having examined the explanatory report of the Board of Directors,
- having examined the information document made available to the public in accordance with the applicable regulations,

resolves

- to approve the 2014-2016 stock option plan in the general terms described above and detailed in the information document published in accordance with the applicable regulations;
- to confer on the Board of Directors all the necessary and appropriate powers (i) to define the plan regulations, also making any amendments and/or supplements that may be necessary over time, and (ii) to implement the plan itself, also carrying out all activities necessary to comply with the pro tempore regulations in force, with authorisation to also assign ordinary treasury shares present in the Company portfolio from time to time.

Mandate to increase the share capital for cash to service the stock option plan – amendment to art. 5 of the company Bylaws – related and consequent resolutions

Dear Shareholders,

a stock option plan was submitted to the Shareholders' meeting in the ordinary session providing for – among other things – the right to subscribe ordinary shares of Telecom Italia (the "Company") for cash. In particular, in relation to this, the 2014-2016 stock option plan (the "Plan") envisages the allocation to the beneficiaries of the initiative of a maximum of 196,000,000 options (the "Options") to subscribe, for cash, ordinary shares of the Company, applying a ratio of one share for each vested and exercisable Option, provided that certain pre-established conditions are met.

To service the Plan, regulated by specific regulations (the "Plan Regulations"), we therefore ask you to approve the assignment to the Board of Directors, pursuant to article 2443 of the Italian Civil Code and for a period of five years from the date of the shareholders' resolution, of the powers to increase the share capital within the limits stated above, by the issue for cash of new ordinary shares without par value, in divisible form, in one or more tranches, and with disapplication of preferential subscription rights:

- pursuant to art. 2441, subsection 8, of the Italian civil code to be reserved for employees of the Company or its subsidiaries beneficiaries of the Plan, and
- pursuant to art. 2441, subsection 5, of the Italian civil code to be reserved for any beneficiaries of the Plan who are not employees,

the one and the other to be identified by the Company's Board of Directors in due time, subject to the terms and conditions and by the methods specified in the Plan.

The Board of Directors will be assigned the powers to determine the subscription price, as per the Plan Regulations, in line with the market price of the share, calculated as the average official listing price of a Telecom Italia ordinary share on the Electronic Share Market organised and managed by Borsa Italiana S.p.A. over a suitable timespan to precede the moment of allocation of the Options, without prejudice to compliance with the rules applicable each time depending on the status of the beneficiaries for which the increase in capital is reserved. Under said mandate, the Board of Directors will determine the portion of price to be allocated to capital and that to be allocated to the premium reserve, without prejudice to the fact that the amount of the increase in share capital will not exceed 107,800,000 euros.

It should be noted that, regarding the proposed resolution (which results in a maximum theoretical dilution of 1.01% of the total share capital and 1.46% of ordinary shares only at December 31, 2013), shareholders who do not approve theis proposal do not have the right of withdrawal.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders' Meeting of Telecom Italia S.p.A.,
- having examined the explanatory report of the Board of Directors;
- given the statement by the Board of Statutory Auditors that the current share capital has been fully paid in;

resolves

1. to grant the Board of Directors, pursuant to article 2443 of the Italian Civil Code, for a period of five years from the date of this resolution, the powers to increase the share capital for cash, in divisible form, in one or more tranches, and with disapplication of the preferential subscription right pursuant to art. 2441, subsection 8 and – as required – subsection 5, of the Italian Civil Code, for a maximum amount of 107,800,000 euros, by the issue of a maximum of 196,000,000 ordinary shares of the Company, without par value, with regular dividend entitlement, solely to service the 2014-2016 stock option plan, according to the criteria determined in the relevant regulations, and hence reserved for part of the management, to be identified in due time by the Company's Board of Directors, setting suitable time limits for their subscription and specifying that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time;

2. to establish that the issue price of the conversion shares of the capital increase (and the relative allocation to capital and premium reserve) is determined by the Board of Directors upon exercising the mandate received, noting that the issue price must be determined in accordance with the 2014-2016 stock option plan, and hence on the basis of the average official listing price of a Telecom Italia ordinary share on the Electronic Share Market organised and managed by Borsa Italiana S.p.A. over a suitable timespan to precede the moment of allocation of the options set out in the aforementioned plan, excepting any adjustments envisaged in its regulations;

3. to introduce a new subsection at the end of art. 5 of the Company Bylaws which shall read as follows: *For five years starting from April 16, 2014 the Directors may increase, for cash, the share capital to service the "2014-2016 Stock Option Plan", as approved by the Company's Shareholders' Meeting of that date, in one or more tranches, for a maximum amount of 107,800,000 euros, by the issue of a maximum of 196,000,000 new ordinary shares without par value, with regular dividend entitlement, with disapplication of preferential subscription rights pursuant to art. 2441, subsection 8 and – as required – subsection 5, of the Italian Civil Code, reserved for part of the management of Telecom Italia S.p.A. and its subsidiaries, identified in due time by the Company's Board of Directors Upon exercising said mandate the Board of Directors shall set the issue price of the shares (including any premium) in accordance with the "2014-2016 Stock Option Plan", and it shall also set suitable time limits for subscription of the newly issued shares, specifying that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.*

4. to confer on the Board of Directors – and on behalf thereof on the pro tempore legal representatives of the Company, jointly or severally – all the powers necessary to
   - make the changes on a case by case basis to article 5 of the Company Bylaws that are consequent on the resolutions, and on the execution and completion of the single tranches of the increase in share capital authorized as above, and to that end meet all the obligations and disclosure of publish all information required by the regulations;
   - to complete all the necessary formalities for the adopted resolutions to be entered in the Business Register, accepting and introducing into said resolutions the amendments, additions or deletions of a non-substantial nature that might be requested by the competent authorities, as well as all the powers necessary for legal and regulatory compliance deriving from the resolutions adopted.

Definitive reduction of the revaluation reserve under Law no. 413/1991

Dear Shareholders,

the proposal was made to you in the ordinary session to use the entire Revaluation reserve pursuant to Law no. 413/1991, for an amount of 1,128,826.78 euros, to cover the losses shown in the Company's financial statements as at December 31, 2013. This would entail, moreover, a prohibition on making a distribution of profits until the reserve is reinstated or reduced in a corresponding measure with a resolution of the Extraordinary Shareholders' Meeting.

In the light of the provisions of art. 26, subsection 2 of Law no. 413/1991, the Board of Directors proposes to you to proceed with the definitive reduction of said reserve (zeroed out with the withdrawal referred to above), excluding it from the obligation to reinstate it on the occasion of future distributions of profits.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders' Meeting of Telecom Italia S.p.A.:

- noting that by resolution adopted at the time of the approval of the financial statements as at December 31, 2013 the totality of the Revaluation reserve pursuant to Law no. 413/1991 was used to cover the loss for financial year 2013, inter alia, for an amount of 1,128,826.78 euros;
- taking account of the provisions of the applicable special regulations,

resolves

definitively to reduce the Revaluation reserve pursuant to Law no. 413/1991 in a measure corresponding to the amount of 1,128,826.78 euros, used to cover the loss for financial year 2013, and therefore to proceed with zeroing out the above reserve, without the obligation to reinstate it, in accordance with art. 26, subsection 2 of Law no. 413/1991.

Glossary

2G (second-generation Mobile System). Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System). Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

ADR (Agreement concerning the international carriage of Dangerous goods by Road). Rules governing the carriage of dangerous goods by road.

ADS (American Depositary shares)/ ADR (American Depositary Receipt). Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). Ordinary ADS represent 10 ordinary shares of Telecom Italia. Savings ADS represent 10 savings shares of Telecom Italia.

ADSL (Asymmetric Digital Subscriber Line). A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Backbone. Network portion with the highest traffic intensity and from which the connections for services in the local areas depart.

Bitstream. Wholesale Broadband access service which consists of supplying an access to XDSL Telecom Italia network and a transmission capacity to the network of another OLO.

BroadBand services. Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast.Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System).The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Bundle. Commercial offer including different telecommunication services (voice, BroadBand Internet, IPTV, other) by an operator with only one commercial brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the "bundle dual play" integrated by IPTV; bundle Quadruple Play is the "bundle triple play" integrated by mobile telecommunication services.

Carrier. Company that makes available the physical telecommunication network.

CDP (Carbon Disclosure Project). An international initiative that encourages companies to focus on deal with the risks and emerging opportunities of climate change.

CLG (Corporate Leaders Group) – EU CLG. The European Corporate Leaders Group, coordinated by Cambridge University.

CO2 – Carbon dioxide. Carbon dioxide, one of the most important greenhouse gases. Attributable to industrial processes as a product of combustion, in particular from the use of fossil fuels.

Cogeneration. Cogeneration is the joint production of usable electrical (or mechanical) and heat energy drawn from the same primary source. Cogeneration, using the same fuel for two different uses, aims at a more efficient use of primary energy, with respective financial savings, above all in those production processes where the electricity and thermal extraction take place contemporaneously.

Co-siting. Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

CPS (Carrier Pre-selection). Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Digital. A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital Terrestrial TV. Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSLAM (Digital Subscriber Line Access Multiplexer). Digital Subscriber Line Access Multiplexer: The DSLAM denotes a telecommunications equipment to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DSL Network (Digital Subscriber Line Network). A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DVB - H (Digital Video Broadcasting - Handheld). DVB - H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the **Internet**. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA's.

EEB (Energy Efficiency in Buildings). An international initiative promoted by WBCSD for research into the energy efficiency of buildings.

EFFC (Extraction Full Free Cooling). A system of cooling intended to reduce consumption without the use of greenhouse gases. EFFC is based on the principle of Free Cooling (forced ventilation without the use of air-conditioning), associated with a system for extracting the hot air produced by the equipment, and the further (adiabatic) cooling of the incoming air, achieved by using an area with a high concentration of vaporized water.

EMS (Environmental Management Systems). Environmental Management Systems contribute to the management, in a sustainable way, of the production and support processes, and are a stimulus to continuous improvement in environmental performance in that they are instruments for ensuring the effective management, prevention and continuous reduction of environmental impact in the field of working processes.

EPS (External Power Supplies). External power supplies for equipment.

EuP (Energy-using Products). Within the scope of the Directive for the eco-compatible design of products which consume energy (Eco-design Directive for Energy-using Products 2005/32/EC), the regulatory framework has been defined to which producers of energy-using products (EuP) must comply, from the design phase onwards, to increase energy efficiency and reduce the negative environmental impact of their products.

FFC – Full Free Cooling. A system of cooling based on the use of forced ventilation in order to reduce energy consumption.

FSC (Forest Stewardship Council). The Forest Stewardship Council is an international non-governmental, non-profit organization. FSC is an internationally recognized system of forestry certification. The purpose of the certification is to ensure proper forestry management and the traceability of derivative products. The FSC logo ensures that the product has been created with raw materials originating in properly managed forests according to the principles of the two main standards: forestry management and the chain of custody. The FSC certification scheme is third party and independent.

FTT HOME, FTT CURB. FTT (Fiber to the ...) .It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user. In the case of FTT Curb (Fiber to the Curb) the fiber arrives at the apparatus (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber terminates inside the home of the customer.

GRI (Global Reporting Initiative).

GSM (Global System for Mobile Communication). A standard for digital cellular telephony used in the world and working on 900MHz and 1800MHz band.

HCFC (Hydrochlorofluorocarbons). Hydrochlorofluorocarbons: chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, thanks to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

HFC (Hydrofluorocarbons). Hydrofluorocarbons: compound molecules used in cooling equipment. They are part of the family of greenhouse gases. They do not cause ozone depletion.

Home Access Gateway – Access Gateway – Home gateway - Residential Gateway. A residential gateway is a home networking device, used as a gateway to connect devices in the home to the Internet or other WAN.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed – Universal Mobile Telecommunications System). UMTS evolution allows broadband connections up to 3.6 Mbps.

ICT (Information and communication(s) technology). Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

Internet. The world's best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

IP (Internet Protocol). A set of communications protocols for exchanging data over the Internet.

IPTV (Internet Protocol Television). A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

KVAR (kilovolt–amperes reactive). Reactive energy. measurement system, expressed in kilovolt, of power losses in an AC electrical system.

LCA (Life Cycle Analysis). analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

LLU (Local Loop Unbundling). System through which OLO can rent the "last mile" of local loop, connecting to their equipments.

Local Loop (Doppino Telefonico). Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called "last mile".

LTE (Long Term Evolution). Represents the fourth generation (4G) mobile phone systems. LTE belongs to the standard 3GPP (Third Generation Partnership Project) and it is the latest evolution of GSM / UMTS / HSPA standard. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enabled services that require high interactivity (e.g., gaming, video conferencing). A further development of LTE, called "LTE Advanced", will perform bitrates even higher.

MEMS (Micro-Electro-Mechanical Systems). MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

Multimedia. A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network. An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point to point radio connections.

NGDC (Next Generation Data Center). A major rethink of the IT architecture through the physical concentration and virtualization of the servers in order to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN2 (Next Generation Network). New generation network created by Telecom Italia to meet the demands of industries, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

OHSAS (Occupational Health and Safety Assessment Series). The international standard that sets the prerequisites for management systems for the health and safety protection for workers.

OLOs (Other Licensed Operators). Companies other than the incumbent operator which operate telecommunications systems in a national market.

Optical fiber. Thin glass, silica or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at unlimited bandwidth.
Optical fibers are usually employed for long-distance communication. They can transfer "heavy" data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System). Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Pay TV. Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

Pay-Per-View or PPV. A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Penetration. The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform. The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

Roaming. A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoHS (Restriction of Hazardous Substances). European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

SAR (Specific Absorption Rate). Specific Absorption Rate. evaluates the "electromagnetic power absorbed by a tissue mass". SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit. a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Shared Access. Methods of shared access, through the user's duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but traveling directly along the operator's channels at the substation.

SMS (Short Message Service). Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO. The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

TDMA (Time Division Multiple Access). A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

UMTS (Universal Mobile Telecommunications System). Third-generation mobile communication standard. It consists of a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel through the Net.

Universal service. The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

UPS (Uninterruptible Power Supply). Uninterruptible Power Supply.

VAS (Value Added Services). Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct "unrestricted" digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line). Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 50 Mbps in downstream (VDSL2).

VOD (Video On Demand). TV-program supply on user's request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast in a special method for cable and satellite TV.

VoIP (Voice Over IP). Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

WEEE (Waste Electrical and Electronic Equipment). Waste resulting from electrical and electronic equipment which the owner intends to dispose of because it is broken, unused or obsolete.

Wi – Max (Worldwide Interoperability for Microwave Access). Wi-MAX is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (Wholesale Line Rental). The WLR Service consists in the resale to wholesale of the basic telephony services and advanced "ISDN" associated with the fees paid by certified residential and non-residential customers of Telecom Italia's public telephone network.

XDSL (Digital Subscriber Line). It is a technology that makes use of standard telephone lines and it includes different categories including. ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Useful information

Free copies of this report and the Annual Report on Corporate Governance and the Compensation Report can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy)
	or +39 011 2293603 (for calls outside Italy)
	providing information and assistance to shareholders
E-mail	ufficio.soci@telecomitalia.it
Internet	Users can access the 2013 Annual Report, the Annual Report on Corporate Governance and the Compensation Report at the following URL: www.telecomitalia.com
	They can also obtain information about Telecom Italia and its products and services at the following URL: www.telecomitalia.it
Investor Relations	+39 02 85954131
	+39 02 85954132 (fax)
	investor_relations@telecomitalia.it

TELECOM ITALIA
Registered Office Piazza degli Affari 2 - Milan
Headquarters and Secondary Office in Corso d'Italia 41 - Rome
PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it
Share Capital 10,693,740,302.30 euros, fully paid up
Tax Code/VAT no. and Milan Companies Register file no. 00488410010